upbound™

2024 Proxy Statement
2023 Annual Report



UPBOUND GROUP, INC.
5501 Headquarters Drive
Plano, Texas 75024

Dear Fellow Stockholder:

It is our pleasure to invite you to attend the 2024 Annual Meeting of Stockholders (the "2024 Annual Meeting") of Upbound Group, Inc. The 2024 Annual Meeting will be held on Tuesday, June 4, 2024, at 8:00 a.m., Central Time, at the Upbound Group, Inc. Field Support Center, which is located, along with our principal executive offices, at 5501 Headquarters Drive, Plano, Texas 75024.

In connection with the 2024 Annual Meeting, the attached Notice of Annual Meeting and Proxy Statement describe the business items we plan to address at the meeting. We also plan to have a question and answer session during which our stockholders will have the opportunity to ask questions of management regarding our business.

In accordance with the Securities and Exchange Commission's "Notice and Access" model, we are furnishing proxy materials to our stockholders via the Internet. On or about April 23, 2024, we began mailing a Notice of Internet Availability of Proxy Materials detailing how to access the proxy materials electronically and how to submit your proxy via the Internet. The Notice of Internet Availability of Proxy Materials also provides instructions on how to request and obtain paper copies of the proxy materials and proxy card or voting instruction form, as applicable. We believe this process provides our stockholders with a convenient way to access the proxy materials and submit their proxies online, while allowing us to reduce our environmental impact as well as the costs of printing and distribution.

Your vote is very important so we encourage you to review the information contained in the proxy materials and submit your proxy, regardless of the number of shares you own. It is important that beneficial owners of our common stock instruct their brokers on how they want to vote their shares. Please note that you will need the control number provided on your Notice of Internet Availability of Proxy Materials in order to submit your proxy online.

We look forward to seeing you on June 4, 2024.

Sincerely,

/s/ Jeffrey Brown

Jeffrey Brown
Chairman of the Board

/s/ Mitchell Fadel

Mitchell Fadel
Chief Executive Officer and Director



Tuesday, June 4, 2024
8:00 a.m., Central Time

The 2024 annual meeting of stockholders of Upbound Group, Inc. will be held on Tuesday, June 4, 2024, at 8:00 a.m., Central Time, at the Upbound Group, Inc. Field Support Center, which is located, along with our principal executive offices, at 5501 Headquarters Drive, Plano, Texas 75024, for the following purposes:

1. To re-elect the six directors nominated by our board of directors;

2. To ratify the Audit & Risk Committee's selection of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2024;

3. To conduct an advisory vote approving the compensation of the named executive officers for the year ended December 31, 2023, as set forth in the proxy statement;

4. To approve an amendment to the Upbound Group, Inc. Certificate of Incorporation (the "Certificate of Incorporation") to limit the liability of certain officers as permitted by Delaware law (the "Exculpation Amendment");

5. To approve other miscellaneous amendments to the Certificate of Incorporation to provide that Board committees may be established by the Board by a majority of the quorum, to remove the indemnification provisions, to remove all references to the Series A Preferred Stock and to correct a typo (the "Miscellaneous Amendments"); and

6. To transact other business that properly comes before the meeting and any adjournments or postponements thereof.

The foregoing items of business are more fully described in the proxy statement, which is attached to, and made a part of, this notice. Our board of directors has fixed the close of business on April 9, 2024 as the record date for determining the stockholders entitled to receive notice of, and to vote at, the 2024 Annual Meeting and at any and all adjournments or postponements thereof.

We are using the "Notice and Access" method of furnishing proxy materials to our stockholders via the Internet. Instructions on how to access and review the proxy materials on the Internet can be found on the Notice of Internet Availability of Proxy Materials (the "Notice") mailed to stockholders of record on or about April 23, 2024. The Notice also contains instructions on how to receive a paper copy of the proxy materials.

Your vote is important, and whether or not you plan to attend the 2024 Annual Meeting, please vote as promptly as possible. We encourage you to submit your proxy via the Internet, as it is the most convenient and cost-effective method of voting. You may also submit your proxy by telephone or by mail (if you receive paper copies of the proxy materials or request a paper proxy card). Instructions regarding all three methods of voting are included in the Notice, the proxy card and the proxy statement.

Thank you in advance for voting and for your support of Upbound Group, Inc.

By Order of the Board of Directors,

<u>/s/ Bryan Pechersky</u>
Bryan Pechersky
Executive Vice President — General Counsel
and Corporate Secretary
Upbound Group, Inc.
5501 Headquarters Drive, Plano, Texas 75024
April 23, 2024

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS
FOR THE 2024 ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON JUNE 4, 2024

This Notice of Annual Meeting, the proxy statement and our annual report on Form 10-K for the year ended December 31, 2023 (the "2023 Form 10-K") (which we are distributing in lieu of a separate annual report to stockholders) are available on our website at *investor.upbound.com*, in the "Financials and Filings — Annual Reports and Proxies" subsection. Additionally, you may access the Notice of Annual Meeting, the proxy statement and the 2023 Form 10-K at *www.proxyvote.com*.

Table of Contents

Proxy Statement
For the Annual Meeting of Stockholders
To Be Held on June 4, 2024

This proxy statement is furnished in connection with the solicitation of proxies by Upbound Group, Inc. on behalf of its board of directors (the "Board"), for the 2024 annual meeting of stockholders of the Company (the "2024 Annual Meeting"). In this proxy statement, references to "Upbound", the "Company", "we", "us", "our" and similar expressions refer to Upbound Group, Inc., unless the context of a particular reference provides otherwise. Although we refer to our website and other websites in this proxy statement, the information contained on our website or other websites is not a part of this proxy statement. The Notice of Internet Availability of Proxy Materials (the "Notice") is being mailed on or about April 23, 2024 to stockholders of record as of April 9, 2024.

SUMMARY

This summary highlights certain information contained elsewhere in this proxy statement. This summary does not contain all of the information that you should consider, and you should read the entire proxy statement carefully before voting. For information regarding our 2023 performance, please review our Annual Report on Form 10-K for the year ended December 31, 2023 (the "2023 Form 10-K").

Meeting Information

Date & Time: 8:00 a.m., Central Time, on Tuesday, June 4, 2024, or at such other time to which the meeting may be adjourned or postponed. References in this proxy statement to the 2024 Annual Meeting also refer to any adjournments, postponements or changes in time or location of the meeting, to the extent applicable.

Location: Upbound Group, Inc. Field Support Center, 5501 Headquarters Drive, Plano, Texas 75024.

Eligibility to Vote: You can vote if you were a stockholder of record at the close of business on April 9, 2024 by following the instructions set forth in this proxy statement.

Overview of Proposals

Proposal	Board Vote Recommendation
One: Election of Directors	FOR each Director Nominee
Two: Ratification of Auditors	FOR
Three: Advisory Vote on Executive Compensation	FOR
Four: Adoption of the Exculpation Amendment to the Certificate of Incorporation	FOR
Five: Adoption of the Miscellaneous Amendments to the Certificate of Incorporation	FOR

Board Information

Board Nominees

The following table provides summary information about each director nominee who is nominated for re-election at the 2024 Annual Meeting. Each director nominee will serve a one-year term expiring at the 2025 annual meeting of stockholders and until their successors are elected and qualified, or until their earlier death, resignation, disqualification or removal. As previously disclosed, Ms. You will not seek re-election and her service on the Board will end at the 2024 Annual Meeting, and, accordingly, Ms. You is not one of the director nominees. Ms. You's decision to not seek re-election was not due to any disagreement with the Company on any matters relating to the Company's operations, practices or policies. Additional information about each nominee, including the Board's diversity and skills matrix, can be found under "Proposal One: Election of Directors" below.

Name[1]	Age	Director Since	Independent	Committee Memberships	Other Public Company Boards
Jeffrey Brown (Chairman)	63	2017	Yes	Audit & Risk (chair)	Medifast, Inc.
Mitchell Fadel	66	2017	—	—	—
Molly Langenstein	60	2024	Yes	Compensation Nominating and Corporate Governance	—
Harold Lewis	63	2019	Yes	Audit & Risk Compensation	—
Glenn Marino	67	2020	Yes	Compensation (chair) Nominating and Corporate Governance	PRA Group, Inc.
Carol McFate	71	2019	Yes	Audit & Risk Nominating and Corporate Governance (chair)	—

(1) Former director Christopher Hetrick's service on the Board ended upon his resignation on February 29, 2024 (which was not due to any disagreement with the Company on any matters relating to the Company's operations, practices or policies) and, accordingly, Mr. Hetrick is not one of the director nominees.

Independent Directors

Other than our Chief Executive Officer ("CEO"), all members of the Board are independent as determined in accordance with applicable rules of Nasdaq and the Securities and Exchange Commission (the "SEC") and as determined by our Board.

Board Leadership Structure; Independent Chairman

Our Board separates the roles of Chairman and Chief Executive Officer. Mr. Brown serves as Chairman, and Mr. Fadel serves as our Chief Executive Officer.

Board Diversity

Our Board includes a range of individuals with diverse backgrounds and experiences, including both gender and ethnic diversity.

Corporate Governance

General

Our Board has established corporate governance practices designed to serve the best interests of our Company and our stockholders, including:

- a code of business conduct and ethics applicable to all of our Board members and employees;
- a majority voting standard in non-contested elections for directors;
- annual elections for all directors;

- a policy for the submission of complaints or concerns relating to accounting, internal accounting controls or auditing matters; and

- procedures regarding stockholder communications with our Board and its committees.

Director Compensation

Under our current compensation program, our non-employee directors receive annual retainers, which are payable in cash unless the applicable director has elected to receive all or a portion of such amount in the form of deferred stock units ("DSUs"), as well as an annual DSU award under the Upbound Group, Inc. Amended 2021 Long-Term Incentive Plan (the "2021 Plan") with a grant date value of $145,000 for 2024. In addition, non-employee directors may elect to defer cash dividends otherwise payable on DSUs into additional DSUs. The Company provides a 25% matching contribution on deferrals of cash retainers and cash dividends into DSUs.

Mr. Fadel, our Chief Executive Officer and our only employee director, is not entitled to receive compensation for his service as a director.

Executive Compensation

Program Objectives

The objectives of our executive compensation program are to:

- attract, retain and motivate senior executives with competitive compensation opportunities;

- balance short-term and long-term strategic goals;

- align our executive compensation program with the core values identified in our mission statement; and

- reward achievement of our financial and non-financial goals.

The Company's compensation philosophy focuses on ensuring a competitive target total direct compensation (base salary, annual incentive opportunity and long-term incentive compensation opportunity) based on market data for compensation paid at similarly situated public companies in the retail and consumer finance sectors, which include companies in the Company's Peer Group (as described under "Compensation Discussion and Analysis" below). The Compensation Committee ultimately exercises discretion to finalize pay levels based on numerous factors, including tenure, experience, historical performance and responsibilities.

The following are the primary forms of compensation currently utilized by the Compensation Committee in compensating our named executive officers:

- base salary, which is paid in cash;

- annual incentive compensation, which (to the extent earned for a particular year) is paid in cash and, for 2023, was based on (1) consolidated Adjusted EBITDA, (2) Acima segment revenue, and (3) Rent-A-Center segment revenue. For purposes of the annual incentive compensation, consolidated Adjusted EBITDA is calculated as net earnings before interest, taxes, stock-based compensation, depreciation and amortization, and the impacts of the annual incentive compensation expense, as adjusted for certain gains and charges we view as extraordinary, unusual or non-recurring in nature or which we believe do not reflect our core business activities ("Adjusted EBITDA"); and

- long-term incentive compensation, which consists of (1) restricted stock units which vest one-third each year over a three-year period, and (2) performance stock units which vest based solely on a relative total shareholder return metric over a three-year measurement period.

Pay for Performance; Relative Total Shareholder Return

Our executive compensation program directly links a substantial portion of executive compensation to our financial and stock price performance through both annual and long-term incentives.

For the 2023 annual cash incentive program, based on Company performance, each named executive officer received an amount equal to 144% of such person's target bonus amount.

In 2021, our Compensation Committee granted eligible executive officers performance-based restricted stock units based on our relative Total Shareholder Return ("TSR") as compared to the S&P 1500 Specialty Retail Index over a three-year measurement period, which ended December 31, 2023. Our relative TSR performance as compared to the S&P 1500 Specialty

Retail Index for the three-year period ranked us 37 out of 54 companies in the S&P 1500 Specialty Retail Index, which resulted in the vesting of 50% of the performance-based restricted stock units that were granted.

Equity Ownership Guidelines

We believe that our Board and our management should have a significant financial stake in the Company to ensure that their interests are aligned with those of our stockholders. To that end, our directors, Chief Executive Officer, executive vice presidents, senior vice presidents and vice presidents are subject to equity ownership guidelines.

Hedging and Pledging Restrictions

Our insider trading policy prohibits our directors, officers and employees from engaging in hedging, monetization or options transactions related to our securities or transactions involving any derivative security of the Company or similar instruments.

Our insider trading policy also prohibits the holding of securities of the Company in a margin account or pledging securities of the Company as collateral for a loan, in each case unless they are treated as non-marginable by the brokerage firm.

Clawback Policy

In accordance with the rules adopted by the SEC and Nasdaq, our Board has adopted an amended clawback policy effective as of December 1, 2023 that requires the Company to recover any compensation that is granted, earned or vested based wholly or in part upon the attainment of any financial reporting measure in the event that the Company is required to prepare a financial restatement to correct a material error (as described under "Compensation Discussion and Analysis — Policies and Risk Mitigation — Clawback Policy"). This clawback policy replaced the Company's previous clawback policy, which was adopted in September 2022.

QUESTIONS AND ANSWERS ABOUT THE 2024 ANNUAL MEETING AND VOTING PROCEDURES

Who may vote?

Stockholders of record as of the close of business on April 9, 2024, the record date for the 2024 Annual Meeting, may vote at the meeting. Each share of common stock entitles the holder to one vote per share. As of April 9, 2024, there were 54,599,135 shares of our common stock outstanding, which were held by 36 holders of record. Most of our stockholders hold their shares as a beneficial owner through a broker or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

- Stockholder of record: If your shares are registered directly in your name with our transfer agent, Computershare Trust Company, N.A., you are considered, with respect to those shares, the stockholder of record, and the Notice was sent directly to you. As the stockholder of record, you have the right to grant your voting proxy directly to the company or to vote at the 2024 Annual Meeting. If you requested to receive printed proxy materials, we have enclosed a proxy card for you to use. You may also submit your proxy on the Internet, or by telephone.

- Beneficial owner: If your shares are held in an account in the name of a brokerage firm, bank, broker-dealer, trust or other similar organization (i.e., in street name), like the vast majority of our stockholders, you are considered the beneficial owner of shares held in street name. As the beneficial owner, you must instruct the broker or other nominee how to vote your shares.

What constitutes a quorum?

The holders of at least a majority of our outstanding shares of common stock entitled to vote at the 2024 Annual Meeting must be present or represented by proxy at the 2024 Annual Meeting to have a quorum. Any stockholder present at the 2024 Annual Meeting or represented by proxy, but who abstains from voting, and "broker non-votes" will be counted for purposes of determining whether a quorum exists. If a quorum is not present, the meeting may be adjourned or postponed from time to time until a quorum is obtained.

How do I vote?

You cannot vote your shares of common stock unless you are present at the meeting or you have previously given your proxy before the applicable deadline. If you are a registered stockholder, you may vote your shares or submit a proxy in one of the following convenient ways:

Voting Method	Description of Process
By Internet	You may submit a proxy electronically on the Internet, by visiting the website shown on the Notice or proxy card and following the instructions.
By Telephone	If you request paper copies of the proxy materials by mail, you may submit a proxy by telephone, by calling the toll-free telephone number shown on the Notice or proxy card and following the instructions.
By Mail	If you request paper copies of the proxy materials by mail, you may submit a proxy by signing, dating and returning a paper proxy card in accordance with its instructions. The Notice provides instructions on how to request a paper proxy card and other proxy materials.
In Person	By properly and timely completing and delivering a company ballot to the inspector of election at the 2024 Annual Meeting, prior to the closing of the polls.

If you are submitting your proxy on the Internet prior to the 2024 Annual Meeting or by telephone, your voting instructions must be received by 11:59 p.m., Eastern Time, on June 3, 2024, unless you are a participant in our 401(k) plan, in which case your voting instructions must be received by 11:59 p.m., Eastern Time, on May 30, 2024.

If your shares are held in street name, you will receive instructions from your bank, broker or other holder of record that you must follow in order for your shares to be voted.

How will the proxies be voted?

The Board has appointed each of Mr. Bryan Pechersky, Executive Vice President — General Counsel and Corporate Secretary, and Mr. Fahmi Karam, Executive Vice President — Chief Financial Officer, as the management proxyholders for the 2024 Annual Meeting. All properly executed proxies, unless revoked as described below, will be voted by a management proxyholder at the meeting in accordance with your directions on the proxy. If a properly executed proxy does not provide instructions, the shares of common stock represented by your proxy will be voted:

Proposal	Board Recommendation
One: Election of Directors	"FOR" each of the Board's nominees for director
Two: Ratification of the Audit & Risk Committee's Selection of Ernst & Young LLP	"FOR" the ratification of the Audit & Risk Committee's selection of Ernst & Young LLP as our independent registered public accounting firm for 2024
Three: Advisory Vote on Executive Compensation	"FOR" the resolution approving, on an advisory basis, the compensation of the named executive officers for the year ended December 31, 2023, as set forth in this proxy statement
Four: Adoption of the Exculpation Amendment to the Certificate of Incorporation	"FOR" the approval of the Exculpation Amendment
Five: Adoption of the Miscellaneous Amendments to the Certificate of Incorporation	"FOR" the approval of the Miscellaneous Amendments

As of the date of this proxy statement, the Board is not aware of any other business or nominee to be presented or voted upon at the 2024 Annual Meeting. Should any other matter requiring a vote of stockholders properly arise, the management proxy holders will use their discretion to vote the proxies in accordance with their best judgment in the interests of the Company. Unless otherwise stated, all shares represented by your completed, returned, and signed proxy will be voted as described above.

How do I revoke my proxy if desired?

If you are a registered stockholder, you may revoke your proxy by timely following one of the processes set forth below.

Revocation Method	Description of Process
New Proxy Card	Deliver a signed proxy, dated later than the first one, which proxy must be received by the Company prior to the vote at the 2024 Annual Meeting
New Internet/Telephone Proxy	Submit a proxy at a later time on the Internet or by telephone, if you previously voted on the Internet or by telephone, which vote must be submitted prior to the deadline set forth above
New Vote at 2024 Annual Meeting	Attend the meeting and vote in person or by proxy (attending the meeting alone will not revoke your proxy)
Written Notice to the Company	Deliver a signed, written revocation letter, dated later than the previously submitted proxy, to Bryan Pechersky, Executive Vice President — General Counsel & Corporate Secretary, at 5501 Headquarters Drive, Plano, TX 75024, which letter must be received by the Company on the business day prior to the 2024 Annual Meeting

If you are a street name stockholder and you submit a voting instruction form, you may change your vote by submitting new voting instructions to your bank, broker or other holder of record in accordance with the procedures of such bank, broker or other holder of record.

How many votes must each proposal receive to be adopted?

The table below summarizes, for each voting item, the vote threshold required for approval, and the effect of abstentions and broker non-votes (i.e., shares held in street name that cannot be voted on certain matters by the stockholder of record if the beneficial owner has not provided voting instructions). The Board recommends a vote "FOR" each of the proposals below.

Proposal	Required Vote for Approval	Impact of Broker Non-Votes and Abstentions
One: Election of Directors	Under our bylaws, directors are elected by a majority of the votes cast in uncontested elections. Accordingly, the numbers of votes cast "for" a director nominee must exceed the number of votes cast "against" that nominee. In contested elections, the vote standard would be a plurality of votes cast. Each share may be voted for each of the nominees, but no share may be voted more than once for any particular nominee.	Broker non-votes and abstentions will not affect the outcome of the vote.
Two: Ratification of the Audit & Risk Committee's Selection of Ernst & Young LLP	A majority of the votes cast is required to ratify Ernst & Young LLP as our independent registered public accounting firm.	Certain brokers have discretionary authority in the absence of timely instructions from their customers to vote on this proposal. Abstentions will not affect the outcome of the vote.
Three: Advisory Vote on Executive Compensation	The affirmative vote of the holders of a majority in voting power of the shares of common stock present or represented by proxy and entitled to vote thereon is required to approve the advisory resolution on executive compensation.	Broker non-votes will not affect the outcome of the vote. Because abstentions are counted as shares present and entitled to vote on the proposal, each abstention will have the same effect as a vote "against" this proposal.
Four: Adoption of the Exculpation Amendment to the Certificate of Incorporation	The affirmative vote of the holders of a majority of the outstanding shares of common stock that are entitled to vote thereon is required to approve the Exculpation Amendment.	Broker non-votes and abstentions will have the same effect as a vote "against" this proposal.
Five: Adoption of the Miscellaneous Amendments to the Certificate of Incorporation	The affirmative vote of the holders of a majority of the outstanding shares of common stock that are entitled to vote thereon is required to approve the Miscellaneous Amendments.	Broker non-votes and abstentions will have the same effect as a vote "against" this proposal.

A representative of Broadridge Financial Services, Inc. will tabulate the votes and act as inspector of elections.

What are broker non-votes?

Broker non-votes occur when nominees, such as banks and brokers, holding shares on behalf of beneficial owners, or customers, do not receive voting instructions from the customers. Brokers holding shares of record for customers generally are not entitled to vote on certain "non-routine" matters unless they receive voting instructions from their customers. In the event that a broker does not receive voting instructions for these matters, a broker may notify us that it lacks voting authority to vote those shares. These broker non-votes refer to votes that could have been cast on the matter in question by brokers with respect to uninstructed shares if the brokers had received their customers' instructions. These broker non-votes will be included in determining whether a quorum exists.

Your broker is not permitted to vote your uninstructed shares in respect of "non-routine" matters, including Proposal One (election of directors), Proposal Three (advisory vote on executive compensation), Proposal Four (approval of the Exculpation Amendment to the Certificate of Incorporation) or Proposal Five (approval of the Miscellaneous Amendments to the Certificate of Incorporation). As a result, if you hold your shares in street name and you do not instruct your broker how to vote, no votes will be cast on your behalf in respect of the foregoing matters. However, if you hold your shares in street name and you do not instruct your broker how to vote in respect of certain "routine" matters, including Proposal Two (ratification of auditors), your broker might be entitled to vote your shares.

To be certain your shares are voted in the manner you desire, you should instruct your bank or broker how to vote your shares.

Who is soliciting my proxy?

The Board is soliciting your proxy and we will bear the cost of soliciting proxies. Proxies may be solicited by telephone, electronic mail, personal interview or other means of communication. We will reimburse banks, brokers, custodians, nominees and fiduciaries for reasonable expenses they incur in sending proxy materials to you if you are a beneficial holder of our shares. We have engaged Saratoga Proxy Consulting LLC, a proxy solicitation firm, to assist in the solicitation of proxies for which we will pay a fee in the amount of $10,000 and will also reimburse Saratoga Proxy Consulting LLC for reasonable and customary out-of-pocket expenses incurred in performing such services.

PROPOSAL ONE: ELECTION OF DIRECTORS

Nominees for Director at the 2024 Annual Meeting

Currently, the number of directors constituting our entire Board is seven, each of whom is elected at the annual meeting of stockholders to serve one-year terms expiring at the following annual meeting of stockholders and until his or her respective successor is duly elected and qualified, or until his or her earlier death, resignation, disqualification or removal.

Our Board, upon recommendation of the Nominating and Corporate Governance Committee, has nominated six sitting directors to be re-elected as directors by our stockholders. The nominees include Molly Langenstein who was first appointed by the Board as a director and member of the Company's Compensation Committee and Nominating and Corporate Governance Committee effective April 1, 2024.

The qualifications necessary for a board nominee and the Nominating and Corporate Governance Committee's process for evaluating prospective board members is discussed under "Director Nominations — Qualifications" below. Specific experience and relevant considerations with respect to each nominee are set forth in each candidate's respective biography below.

Each nominated director has agreed to stand for re-election; however, should any of them become unable or unwilling to accept such nomination, the shares of common stock voted for that nominee by proxy will be voted for the election of a substitute nominee as the Board may recommend, or the Board may reduce the number of directors to eliminate the vacancy. If any nominee is unable to serve his or her full term, the Board may reduce the number of directors or designate a substitute to serve until the subsequent annual meeting of stockholders. Our Board has no reason to believe that any of the director nominees will be unable or unwilling to serve as a director, and, to the knowledge of the Board, each intends to serve a full term if elected as a director of the Company.

Our Board recommends that you vote "FOR" each of the director nominees.



Jeffrey Brown

Chairman of the Board; Independent Director
Age: 63
Director Since: 2017
Committees Served: Audit & Risk (chair)
Gender: Male
Ethnicity: Caucasian

Mr. Brown is the Chief Executive Officer and founding member of Brown Equity Partners, LLC ("BEP"), which provides capital to management teams and companies needing equity capital. Prior to founding BEP in 2007, Mr. Brown served as a founding partner and primary deal originator of the venture capital and private equity firm Forrest Binkley & Brown from 1993 to 2007. Mr. Brown has worked at Hughes Aircraft Company, Morgan Stanley & Company, Security Pacific Capital Corporation and Bank of America Corporation.

In his 37 years in the investment business, Mr. Brown has served on over 50 boards of directors, including the boards of directors of ten public companies. Since June 2017, Mr. Brown has served as a director of Upbound Group, Inc., and is currently its Chairman. Since June 2015, Mr. Brown has served as the Lead Director of Medifast, Inc., where he also serves as chairman of the Audit Committee and is a member of the Executive Committee. Mr. Brown previously served as a director for companies, including Cadiz, Inc., Golden State Vintners, Inc., Nordion, Inc., Outerwall, Inc. and Stamps.com, Inc.

We believe Mr. Brown's extensive public and private company board experience, significant transactional experience and strong financial experience, provide valuable perspectives and leadership to the Board as we pursue our strategic growth objectives.



Mitchell Fadel

Director; Chief Executive Officer
Age: 66
Director Since: 2017
Committees Served: N/A
Gender: Male
Ethnicity: Caucasian; Middle Eastern

Mr. Fadel has served as one of our directors since June 2017 and was named Chief Executive Officer on January 2, 2018. Mr. Fadel was self-employed prior to joining the Company after most recently serving as President — U.S. Pawn for EZCORP, Inc., a leading provider of pawn loans in the United States and Mexico, from September 2015 to December 2016. Prior to that, Mr. Fadel served as President of the Company (beginning in July 2000) and Chief Operating Officer (beginning in December 2002) each until August 2015, and also as a director of the Company from December 2000 to November 2013. From 1992 until 2000, Mr. Fadel served as President and Chief Executive Officer of the Company's subsidiary Rent-A-Center Franchising International, Inc. f/k/a ColorTyme, Inc. Mr. Fadel's professional experience with the Company also includes previously serving as a Regional Director and a District Manager.

As our Chief Executive Officer, Mr. Fadel's day-to-day leadership provides him with intimate knowledge of our operations that are a vital component of our Board discussions. In addition, Mr. Fadel brings 40 years of experience in and knowledge of the rent-to-own industry, including his previous tenure as our President and Chief Operating Officer, to the Board. We believe Mr. Fadel's service as our Chief Executive Officer creates a critical link between management and our Board, enabling our Board to perform its oversight function with the benefit of management's perspectives on our business.



Molly Langenstein

Independent Director
Age: 60
Director Since: 2024
Committees Served: Compensation; Nominating and Corporate Governance
Gender: Female
Ethnicity: Caucasian

Ms. Langenstein was appointed to the Board in 2024. Ms. Langenstein is a 30-year retail industry veteran with a proven track record of building multiple successful brands. Her experience and leadership include navigating the evolving digital landscape for consumers and delivering omni-channel experiences. Most recently, Ms. Langenstein served as the Chief Executive Officer and President and a member of the board of directors of Chico's FAS ("Chico's"), one of the leading fashion retailers in North America, until Chico's was acquired by Sycamore Partners in January 2024. Ms. Langenstein joined Chico's in August 2019 as the company's President, Apparel Group. She transitioned to the role of CEO and President on June 24, 2020. Before joining Chico's, she spent nearly three decades at Macy's, Inc., where she was promoted to numerous executive positions with increasing scope and responsibility, including General Business Manager, Ready-to-Wear at Macy's from 2017 to 2019. Prior to that, she served as Chief Private Brands Officer of Macy's and Bloomingdale's from 2015 to 2017. Ms. Langenstein served as Executive Vice President of Private Brands for Men's and Children's Wear at Macy's Private Brands from 2013 to 2014. In 2012, she was named Executive Vice President, Group Merchandise Manager of Millennial at Macy's. Ms. Langenstein received her Bachelor of Science degree in fashion merchandising from Kent State University. Ms. Langenstein has served on the Kent State University Advisory Board since 2017.

We believe Ms. Langenstein's significant recent experience in the retail industry, including omni-channel and digital consumer offerings, and her senior executive leadership experience provide our Board with a valuable perspective as our Company pursues its strategic objectives.



Harold Lewis

Independent Director
Age: 63
Director Since: 2019
Committees Served: Audit & Risk; Compensation
Gender: Male
Ethnicity: African American

Mr. Lewis brings over 30 years of experience in financial services and mortgage lending. Mr. Lewis currently serves as the President and Chief Operating Officer of BSI Financial Services, a financial services company in the mortgage industry. From August 2018 until June 2019, he served as the CEO of Renovate America, Inc., a national home improvement fintech company focused on energy efficient home improvement lending. From 2016 to 2018, Mr. Lewis was a senior advisor for McKinsey & Company, a worldwide management consulting firm. From 2012 to 2015, he served as President and COO of Nationstar Mortgage, one of the largest mortgage servicers in the country. In that position, he grew Nationstar's servicing platform from $30 billion to $400 billion and mortgage origination portfolio from $1.8 billion to $25 billion while also building and managing Nationstar's relationship with the newly created industry regulator, the Consumer Financial Protection Bureau. Prior to Nationstar Mortgage, he held C-Suite and senior executive positions at Citi Mortgage, Fannie Mae, Resource Bancshares Mortgage Group and Nations Credit, among others.

We believe that Mr. Lewis' significant financial technology knowledge, broad experience with a similar customer demographic as our company and consumer finance regulatory experience provides our Board with an important resource across our businesses.



Glenn Marino

Independent Director
Age: 67
Director Since: 2020
Committees Served: Compensation (chair); Nominating and Corporate Governance
Gender: Male
Ethnicity: Caucasian

Mr. Marino was appointed to the Board in February 2020. Mr. Marino brings 40 years of experience in the consumer retail finance industry, most recently serving as Executive Vice President, CEO — Payment Solutions and Chief Commercial Officer of Synchrony Financial, Inc., a leading financial services company, from 2014 until 2018. Prior to the spin-off in 2014 of Synchrony by General Electric Corporation, Mr. Marino was an executive with the North American retail finance business of General Electric, serving as CEO — Payment Solutions and Chief Commercial Officer from 2012 to 2013, and CEO — Sales Finance from 2001 to 2011. From 1999 to 2001, Mr. Marino served as CEO of Monogram Credit Services, a joint venture between GE and BankOne (now JPMorgan Chase & Co.). Prior to that, Mr. Marino held various roles of increasing responsibility in finance, business development, credit risk, and marketing with General Electric and Citibank. Mr. Marino has served as a director of PRA Group, Inc. since March 2024.

We believe Mr. Marino's extensive knowledge in retail finance, business development, and banking and his consumer finance regulatory experience provide a valuable perspective to our Board as we continue to pursue our strategic growth objectives.



Carol McFate

Independent Director
Age: 71
Director Since: 2019
Committees Served: Audit & Risk; Nominating and Corporate Governance (chair)
Gender: Female
Ethnicity: Caucasian

Ms. McFate served from 2006 until 2017 as the Chief Investment Officer of Xerox Corporation, a multinational provider of multifunction document management systems and services, managing retirement assets for North American and United Kingdom plans. Previously, Ms. McFate served in various finance and treasury roles for a number of prominent insurance and financial services companies, including XL Global Services, Inc., a U.S.-based subsidiary of XL Capital Ltd., a leading Bermuda-based global insurance and reinsurance company, American International Group, Inc., an American multinational property & casualty insurance, life insurance, and financial services provider, and Prudential Insurance Company of America, an American Fortune Global 500 and Fortune 500 company whose subsidiaries provide life insurance, investment management and other financial products and services to both retail and institutional customers through the U.S. and in over 30 other countries. Ms. McFate is a Chartered Financial Analyst. Ms. McFate previously served as a director, member of the Audit Committee and Human Resources Committee and as the chair of the Investment Committee of Argo Group International Holdings, Ltd from 2020 to 2023. Argo was sold to Brookfield Reinsurance, a subsidiary of Brookfield Asset management in November 2023.

Ms. McFate brings over 40 years of global corporate finance experience and a varied viewpoint to the Board which we believe supports us in our strategic initiatives and enhances our long-term vision, sustainable growth and shareholder value.

Board Diversity and Skills Matrix

The matrix below summarizes certain of the key experiences, qualifications, skills, and attributes that our director nominees possess and bring to the Board to enable effective oversight. This matrix is intended to provide a summary of our director nominees' qualifications and is not a comprehensive list of each director nominee's strengths or contributions to the Board. Please refer to each director's biographical information above in this proxy statement for additional information.

Skills and Experience	Brown	Fadel	Lewis	Marino	McFate	Langenstein
Lease-to-Own, Retail or Consumer Finance Industry Experience	✓	✓	✓	✓		✓
Franchise		✓				
Financial Literacy	✓	✓	✓	✓	✓	✓
International	✓	✓		✓	✓	
Finance and Capital Markets Transactions	✓	✓	✓	✓	✓	✓
Consumer Technology Products	✓	✓	✓	✓		✓
M&A	✓	✓		✓	✓	✓
Risk Management	✓	✓	✓	✓	✓	✓
Corporate Strategy	✓	✓	✓	✓	✓	✓
Tenure and Independence						
Tenure	2017	2017	2019	2020	2019	2024
Independence	✓		✓	✓	✓	✓
Board Diversity Matrix						
Demographics						
Age	63	66	63	67	71	60
Gender Identity	M	M	M	M	F	F
African American or Black			✓			
Alaskan Native or Native American						
Asian						
Hispanic or Latinx						
Native Hawaiian or Pacific Islander						
Caucasian	✓	✓		✓	✓	✓
Two or More Races or Ethnicities						
LGBTQ+						

Our Nominating and Corporate Governance Committee believes that diversity is one of many attributes to be considered when selecting candidates for nomination to serve as one of our directors. While the Nominating and Corporate Governance Committee has not established a formal policy regarding diversity in identifying director nominees, we believe that it is important that our directors understand the diverse populations that we serve. Indeed, Board membership should reflect diversity in its broadest sense, including persons diverse in background, geography, age, perspective, gender, and ethnicity and the Nominating and Corporate Governance Committee strives to ensure that the candidate pool reflects these attributes. Our Board diversity is discussed in greater detail under the heading "Director Diversity" below.

CORPORATE GOVERNANCE

General

Our Board has established corporate governance practices designed to serve the best interests of our Company and our stockholders. In this regard, our Board has, among other things, adopted:

- a code of business conduct and ethics applicable to all members of our Board, as well as all of our employees, including our Chief Executive Officer, Chief Financial Officer, principal accounting officer and controller;

- separation of the Chairman and Chief Executive Officer roles;

- a majority voting standard in non-contested elections for directors;

- annual elections for all directors;

- a policy for the submission of complaints or concerns relating to accounting, internal accounting controls or auditing matters;

- provisions in our bylaws regarding director candidate nominations and other proposals by stockholders;

- written charters for its Audit & Risk Committee, Compensation Committee, and Nominating and Corporate Governance Committee;

- procedures regarding stockholder communications with our Board and its committees; and

- policies regarding the entry by our Company and its subsidiaries into transactions with certain persons related to our Company.

Our Board monitors developing standards in the corporate governance area and, if appropriate, modifies our policies and procedures with respect to such standards. In addition, our Board will continue to review and modify our policies and procedures as appropriate to comply with any new requirements of the SEC or Nasdaq and taking into consideration any feedback received from our stockholders.

Code of Business Conduct and Ethics

Our Board has adopted a Code of Business Conduct and Ethics applicable to all members of our Board, as well as all of our employees, including our Chief Executive Officer, Chief Financial Officer, principal accounting officer and controller. The Code of Business Conduct and Ethics forms the foundation of a compliance program we have established as part of our commitment to responsible business practices that includes policies, training, monitoring and other components covering a wide variety of specific areas applicable to our business activities and employee conduct. A copy of the Code of Business Conduct and Ethics is published on our website at *https://investor.upbound.com/corporate-governance/governance-documents*. We intend to make all required disclosures concerning any amendments to, or waivers from, this Code of Business Conduct and Ethics on our website.

Structure of the Board

Independent Chairman

Our Board separates the roles of Chairman and Chief Executive Officer. Mr. Brown serves as Chairman and Mr. Fadel serves as our Chief Executive Officer. The Board believes that the separation of the roles of Chairman and Chief Executive Officer at this time is appropriate in light of Mr. Fadel's tenure as Chief Executive Officer and is in the best interests of the Company's stockholders. Separating these positions aligns the Chairman role with our independent directors, enhances the independence of our Board from management and allows our Chief Executive Officer to focus on developing and implementing our strategic initiatives and supervising our day-to-day business operations. Our Board believes that Mr. Brown is well situated to serve as Chairman because of his experience serving on the boards of directors of other public companies, including as lead director of Medifast, Inc. Mr. Brown works closely with Mr. Fadel to set the agenda for Board meetings and to coordinate information flow between the Board and management.

Our Board understands that there is no single, generally accepted approach to providing Board leadership and that, given the dynamic and competitive environment in which we operate, the right Board leadership structure may vary based on the situation. Our Board will review its determination to separate the roles of Chairman and Chief Executive Officer periodically or as circumstances and events may require.

Independent Directors

As part of the Company's corporate governance practices, and in accordance with Nasdaq rules, the Board has established a policy requiring a majority of the members of the Board to be independent. In the first quarter of 2024, each of our non-employee directors completed a questionnaire which inquired as to their relationship (and the relationships of their immediate family members) with us and other potential conflicts of interest. Taking into account our review of the responses to this questionnaire process and such other due consideration and diligence as it deemed appropriate our Board met to discuss the independence of those non-employee directors. Following such discussions and based on the recommendations of the Nominating and Corporate Governance Committee, our Board determined that the following directors are "independent" as defined under Nasdaq rules: Jeffrey Brown, Molly Langenstein, Harold Lewis, Glenn Marino and Carol McFate.

The table below includes a description of categories or types of transactions, relationships or arrangements, if any, considered by our Board in reaching its determination that the directors are independent.

Name[1]	Independent	Transactions/Relationships/Arrangements
Jeffrey Brown	Yes	None
Molly Langenstein	Yes	None
Harold Lewis	Yes	None
Glenn Marino	Yes	None
Carol McFate	Yes	None

(1)   The Board also determined that Ms. You and former director Mr. Hetrick were each an "independent director" as defined by the Nasdaq listing rules.

Committees of the Board

The standing committees of the Board during 2023 included the (1) Audit & Risk Committee, (2) Compensation Committee, and (3) Nominating and Corporate Governance Committee. Each of the standing committees has the authority to retain independent advisors and consultants, with all fees and expenses to be paid by the Company. From time to time, the Board may also appoint special committees for specific matters.

The following table provides membership and meeting information for the Board and each of the Board's standing committees during 2023 for our current and former directors and also reflects changes to committees as of the date of this proxy statement:

Name[1]	Independent[2]	Audit & Risk Committee[3]	Compensation Committee	Nominating and Corporate Governance Committee
Jeffrey Brown	Yes	Chair	—	—
Mitchell Fadel	No	—	—	—
Christopher Hetrick[4]	Yes	—	Former Chair	Former Member
Harold Lewis	Yes	Member	Member	—
Glenn Marino[5]	Yes	Former Member	Chair	Member
Carol McFate	Yes	Member	—	Chair
Jen You[6]	Yes	—	Member	—
Number of Committee Meetings in 2023	—	8	5	5

(1)   Former director Mr. Silver's service as a director ended upon his resignation on January 28, 2023, which was not due to any disagreement with the Company on any matters relating to the Company's operations, practices or policies.
(2)   The Board has determined whether the director is independent as described above under "Independent Directors".
(3)   The Board has determined that Mr. Brown is an "audit committee financial expert" as defined by SEC rules and that each of Mr. Lewis, Mr. Marino and Ms. McFate meets the financial sophistication requirements for Nasdaq audit committee members.
(4)   As noted above, Mr. Hetrick's service as a director ended upon his resignation on February 29, 2024, which was not due to any disagreement with the Company on any matters relating to the Company's operations, practices or policies.
(5)   Following Mr. Hetrick's resignation as a director, Mr. Marino joined the Compensation Committee as chair and stepped down from the Audit & Risk Committee.
(6)   As noted above, Ms. You's service as a director will end at the 2024 Annual Meeting.

Audit & Risk Committee

The Audit & Risk Committee assists the Board in fulfilling its oversight responsibilities by reviewing risks relating to accounting matters, financial reporting, legal and regulatory compliance, and other enterprise-wide risks. To satisfy these oversight responsibilities, our Audit & Risk Committee reviews, among other things:

• the financial reports and other financial information provided by us to the SEC or the public;

• our systems of controls regarding finance, accounting, legal compliance and ethics that management and the Board have established;

• our independent auditor's qualifications and independence;

• the performance of our internal audit function and our independent auditors;

• the efficacy and efficiency of our auditing, accounting and financial reporting processes generally; and

• our risk management practices, including cybersecurity risk management.

The Audit & Risk Committee has the direct responsibility for the appointment, compensation, retention and oversight of our independent auditors, and reviews our internal audit department's reports, responsibilities, budget and staffing. In addition, the Audit & Risk Committee meets regularly with our Chief Financial Officer, the head of our internal audit department, our independent auditors and management (including regularly scheduled executive sessions with the head of our internal audit department and our independent auditors). The Audit & Risk Committee also oversees compliance with our Code of Business Conduct and Ethics.

The Audit & Risk Committee pre-approves all audit and non-audit services provided by our independent auditors, other than *de minimis* exceptions for non-audit services that may from time to time be approved by the Audit & Risk Committee. The Audit & Risk Committee may delegate pre-approval authority to one or more of its members from time to time or may adopt specific pre-approval policies and procedures; however, any such pre-approvals must in all cases be presented for ratification by the Audit & Risk Committee at its next scheduled meeting.

The Board has adopted a charter for the Audit & Risk Committee, which can be found on our website at *https://investor.upbound.com/corporate-governance/governance-documents*. The Audit & Risk Committee reviews, updates and assesses the adequacy of its charter on an annual basis, and may recommend any proposed modifications to its charter to the Board for its approval, if and when appropriate.

Compensation Committee

The Compensation Committee, among other things:

• discharges the Board's responsibilities with respect to all forms of compensation of our Chief Executive Officer, Chief Financial Officer, and each of our Executive Vice Presidents, including assessing the risks associated with our compensation policies, practices and programs;

• administers our equity incentive plans;

• reviews and discusses with our management the Compensation Discussion and Analysis to be included in our annual proxy statement, Annual Report on Form 10-K or information statement, as applicable, and makes a recommendation to the Board as to whether the Compensation Discussion and Analysis should be included in our annual proxy statement, Annual Report on Form 10-K or any information statement, as applicable; and

• recommends to the Board the form and amount of director compensation and conducts a review of such compensation from time to time, as appropriate.

The Board has adopted a charter for the Compensation Committee, which can be found on our website at *https://investor.upbound.com/corporate-governance/governance-documents*. In addition, the Compensation Committee reviews, updates and assesses the adequacy of its charter on an annual basis, and may recommend any proposed modifications to its charter to the Board for its approval, if and when appropriate.

The Compensation Committee's processes for fulfilling its responsibilities and duties with respect to executive compensation and the role of our executive officers in the compensation process are described in the section "Compensation Discussion and Analysis — Compensation Process" below in this proxy statement.

Pursuant to its charter, the Compensation Committee has the authority, to the extent it deems necessary or appropriate, to retain compensation consultants, independent legal counsel or other advisors and has the sole authority to approve the fees and other retention terms with respect to such advisors. The Compensation Committee regularly engages compensation consultants to advise it on certain matters. See the section "Compensation Discussion and Analysis — Compensation Process"

below in this proxy statement for more information. In addition, the Compensation Committee also has the authority, to the extent it deems necessary or appropriate, to delegate matters to a sub-committee composed of members of the Compensation Committee.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee manages risks associated with corporate governance and potential conflicts of interest and assists the Board in fulfilling its responsibilities by, among other things:

- identifying individuals believed to be qualified to become members of the Board, consistent with criteria approved by the Board;

- recommending to the Board candidates for election or re-election as directors, including director candidates submitted by the Company's stockholders;

- recommending members of the Board to serve on committees;

- overseeing, reviewing and making periodic recommendations to the Board concerning our corporate governance policies;

- directing the succession planning efforts for the Chief Executive Officer and reviewing management's succession planning process with respect to our other senior executive officers; and

- overseeing the public reporting regarding our sustainability initiatives.

The Board has adopted a written charter for the Nominating and Corporate Governance Committee, which is available on our website at *https://investor.upbound.com/corporate-governance/governance-documents*. In addition, the Nominating and Corporate Governance Committee reviews, updates and assesses the adequacy of its charter on an annual basis, and may recommend any proposed modifications to its charter to the Board for its approval, if and when appropriate.

Board and Committee Self-Evaluations

Each year, the Board and its committees perform a rigorous self-evaluation. The Nominating and Corporate Governance Committee oversees the process. The evaluations solicit input from directors regarding the performance and effectiveness of the Board, its committees and its members and provide an opportunity for directors to identify areas of potential enhancements. Individual director responses are submitted through a third-party firm engaged by the Company to administer the evaluation process and report the aggregated results, which are compiled for review and discussion by the Board and its committees. The Board believes this process is effective to evaluate the Board, its committees and the contributions of its members, and identify opportunities for continuous improvement.

Board Oversight

General Risk Oversight

Our Board takes an active role, as a whole and also at the committee level, in overseeing management of the Company's significant risk areas. The Board and the relevant committees receive regular reports from members of senior management on areas of material risk to the Company, including operational, financial, strategic, competitive, reputational, cybersecurity, legal and regulatory risks. The Board also meets with senior management annually for a strategic planning session, which includes a discussion of the key risks inherent in our short- and long-term strategies, and receives periodic updates on our strategic initiatives throughout the year. In addition, our Board has delegated the responsibility for oversight of certain risks to its standing committees, as discussed in this proxy statement. While each committee is responsible for evaluating certain risks and overseeing the management of such risks, our entire Board is regularly informed through committee reports concerning such risks and, in general, independent directors regularly attend committee meetings regardless of membership on that committee and the full Board is provided with all Board and standing committee meeting materials.

Cybersecurity Oversight

The Board maintains oversight of the Company's cybersecurity risk through regular updates from management and third-party resources. Specifically, the Audit & Risk Committee receives updates from management, including the Company's Executive Vice President — Chief Technology and Digital Officer and Vice President — Chief Information Security Officer, regarding the status of ongoing projects to strengthen our defenses against cybersecurity events and reviews risks relevant to cybersecurity and existing controls in place to mitigate the risk and impacts of cybersecurity incidents. The Audit & Risk Committee's oversight of cybersecurity risk management includes regular executive sessions with the Company's Chief Information Security Officer. The Audit & Risk Committee also participates in cybersecurity training. For additional information regarding the Company's cybersecurity risk management strategy and governance, refer to Part 1, Item 1C of the 2023 Form 10-K.

Sustainability Initiatives Oversight

Our Board recognizes that sustainability issues are of increasing importance to our investors, as well as our employees and customers, and that being a responsible corporate citizen helps drive stockholder value. In late 2023, all of the members of our Board took part in training led by our sustainability consultant, dss+ consulting. Our Board is committed to maintaining strong sustainability practices and integrating sustainability initiatives into our operations and strategic business objectives. Our Nominating and Corporate Governance Committee assists the Board in overseeing the Company's sustainability initiatives and reporting. In the second quarter of 2024, we published our third annual sustainability report, to communicate the Company's sustainability accomplishments, programs and objectives.

Director Compensation

Cash Compensation

The following table provides an overview of the directors' 2023 annual retainers:

Position	2023 Annual Retainer
All Non-Employee Directors (including the Chairman)	$ 77,500
Chairman of the Board	$ 175,000
Chair of the Audit & Risk Committee	$ 27,500
Other members of the Audit & Risk Committee	$ 15,000
Chair of the Compensation Committee	$ 25,000
Other members of the Compensation Committee	$ 10,500
Chair of the Nominating and Corporate Governance Committee	$ 20,000
Other members of the Nominating and Corporate Governance Committee	$ 10,000

Directors are reimbursed for their expenses in attending Board and committee meetings.

Mr. Fadel, as an employee of the Company, is not entitled to receive any compensation for his service as a director.

DSU Deferral Awards

Under the current compensation program, retainers may be paid in a combination of cash or DSUs at each non-employee director's election. Deferred fees are matched 25% by the Company, and the total deferred fees and matching contributions are converted into an equivalent value of DSUs based on the closing price of Upbound common stock on the trading day immediately preceding the date on which the DSUs are granted. Currently, the Board's practice is to pay cash retainers and issue DSUs in respect of any deferred cash retainers on a quarterly basis. In addition, non-employee directors may elect to defer quarterly cash dividends otherwise payable on DSUs into additional DSUs. Deferred cash dividends are matched 25% by the Company, and the total deferred cash dividends and matching contributions are converted into an equivalent value of DSUs.

Annual DSU Awards

Our non-employee directors receive an annual award of DSUs on the first business day of each year pursuant to the 2021 Plan. Annual DSU Awards are not eligible for the matching contribution.

The annual DSU award to our non-employee directors for 2023 was valued at $132,500, which was the same as the value awarded in 2022.

Description of DSUs

Each DSU is fully vested and non-forfeitable at the time of award and represents the right to receive one share of common stock of the Company. Those shares of common stock are not issued to a director until that director ceases to be a member of the Board and, therefore, cannot be sold until such time. The DSUs do not have voting rights. The holder of a DSU is entitled to receive cash dividend equivalent payments with respect to the shares underlying such DSU if, as and when any cash dividend is declared by the Board with respect to our common stock.

Director Stock Ownership Guideline

Our Board has adopted a guideline providing that each non-employee member of the Board should hold at least $400,000 in our common stock by the later of (1) December 1, 2025 and (2) five years after the date of their original election or

appointment to the Board, and to hold such equity interest for so long as such member continues as a director. Moreover, because non-employee members of the Board receive equity compensation in the form of DSUs, they are required to retain 100% of their equity compensation until they cease to be a member of the Board and are issued shares of common stock in respect of their DSUs.

Non-employee members of the Board may satisfy the ownership requirements in the equity ownership guidelines with common stock owned directly or indirectly (including as a result of fully vested awards from previous grants), shares of our common stock held through any Company benefit plan in which non-employee directors are eligible to participate, DSUs and unvested time-based restricted stock awards or restricted stock units.

Director Compensation for 2023

The following table sets forth certain information regarding the compensation of our current and former non-employee directors during 2023.

Name	Fees Earned or Paid in Cash[1]		DSUs[2]		Other Compensation[3]		Total	
Jeffrey Brown	$	—	$	530,841	$	94,618	$	625,459
Harold Lewis	$	103,000	$	132,504	$	24,489	$	259,993
Glenn Marino	$	20,500	$	258,126	$	19,490	$	298,116
Carol McFate	$	56,252	$	213,718	$	40,709	$	310,679
Jen You[4]	$	66,000	$	173,738	$	6,222	$	245,960
Christopher Hetrick[5]	$	—	$	300,125	$	47,173	$	347,298
B.C. Silver[6]	$	24,500	$	132,504	$	1,882	$	158,886

(1) Includes annual retainers paid in cash to each non-employee director with respect to services rendered in 2023. For directors who elected to defer cash fees into DSUs, those deferred amounts are included in the DSUs column to the extent such DSUs were awarded in 2023.

(2) Reflects the grant date fair value calculated pursuant to Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") Topic 718 of DSUs granted to each director in fiscal 2023, as follows:

- Each director was granted 5,876 DSUs in January 2023, representing the $132,500 annual grant for service in fiscal 2023.
- During fiscal 2023, Messrs. Brown, Hetrick and Marino and Mses. McFate and You were granted 15,056, 6,334, 4,746, 3,073, and 1,742 DSUs, respectively, in lieu of quarterly cash retainers and dividends payable in respect of the fourth quarter of 2022 through and including the third quarter of 2023. Such amounts (and the table above) exclude DSUs that were awarded to such persons in January 2024 in lieu of quarterly cash retainers payable in respect of the fourth quarter of 2023 and exclude DSUs that were awarded to such persons in January 2024 in lieu of dividend equivalents on their December 19, 2023 record date DSUs.

(3) Represents dividend equivalents paid in cash in respect of vested DSUs and other reimbursable expenses.

(4) Ms. You's service as a director will end at the 2024 Annual Meeting.

(5) Mr. Hetrick's service as a director ended upon his resignation on February 29, 2024, which was not due to any disagreement with the Company on any matters relating to the Company's operations, practices or policies.

(6) Mr. Silver's service as a director ended upon his resignation on January 28, 2023, which was not due to any disagreement with the Company on any matters relating to the Company's operations, practices or policies.

Director Compensation for 2024

At its December 2023 meeting, the Compensation Committee conducted its annual review of the non-employee director compensation program, which has not been changed since 2022. The Compensation Committee engaged an independent consulting firm, Korn Ferry, Inc. ("Korn Ferry"), to assist with its review and recommendation to the Board of any changes to the program for 2024. Korn Ferry provided the Compensation Committee with market data regarding director compensation programs from our Peer Group and a comparison of our director compensation program to the market data, which was taken into account by the Compensation Committee. As a result of its review, the Compensation Committee recommended, and the Board approved, retaining the same compensation program elements and amounts for 2024 as in 2023, with three modifications: (1) increasing the annual cash retainer for Board service by $7,500 to $85,000; (2) increasing the annual cash retainer for the Chairman of the Board by $25,000 to $200,000; and (3) increasing the value of the annual DSU award by $12,500 to a grant date value of $145,000.

Director Nominations

Director Nominees

Under our bylaws, only persons who are nominated in accordance with the procedures set forth in our bylaws are eligible for election as, and to serve as, members of our Board. Under our bylaws, nominations of persons for election to our Board

may be made at a meeting of our stockholders (1) by or at the direction of our Board or (2) by any stockholder, provided they comply with the provisions of Article I, Sections 3 and 4 of our bylaws. The Board has delegated the screening and recruitment process for Board members to the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee selects individuals it believes are qualified to be members of the Board, and recommends those individuals to the Board for nomination for election or re-election as directors. In identifying prospective director candidates, the Nominating and Corporate Governance Committee may seek referrals from other members of the Board, management, stockholders and other sources. From time to time, pursuant to its committee charter, the Nominating and Corporate Governance Committee may also engage a consultant to conduct a search to identify qualified candidates. The Nominating and Corporate Governance Committee then undertakes the evaluation process described below for any candidates so identified.

In 2024, the Nominating and Corporate Governance Committee engaged Spencer Stuart to assist the Board in finding an additional candidate to consider to join the Board. As a result of that process, the Board appointed Ms. Langenstein as an additional director in April 2024.

Qualifications

The goal of the Nominating and Corporate Governance Committee is to nominate qualified individuals with the objective of having membership on the Board that combines diverse business and industry experience, skill sets and other leadership qualities, represents diverse viewpoints and enables the Company to achieve its strategic objectives. The Nominating and Corporate Governance Committee also believes that members of the Board should possess character, judgment, skills (such as an understanding of the retail, lease-to-own or consumer finance industries, business management, finance, accounting, marketing, operations and strategic planning), diversity of viewpoints, background, experience and other demographics and experience with businesses and other organizations of a comparable size and industry. The Nominating and Corporate Governance Committee also considers the interplay of the candidate's experience with the experience of the other Board members, the fit of the individual's skills and personality with those of other directors and potential directors in building a Board that is effective, collegial and responsive to the needs of the Company, and the extent to which the candidate would be a desirable addition to the Board and any committees of the Board. In addition, the Nominating and Corporate Governance Committee considers the composition of the current Board and the Board's needs when evaluating the experience and qualifications of director candidates. The Nominating and Corporate Governance Committee evaluates whether certain individuals possess the foregoing qualities and recommends to the Board candidates for nomination to serve as our directors. This process is the same regardless of whether the nominee is recommended by one of our stockholders.

Director Diversity

The Board recognizes the value of diversity and its ability to bring to bear a wide range of experiences and perspectives that are relevant to the Company's strategy and business. Consistent with the value of diversity, the Nominating and Corporate Governance Committee weighs the characteristics, experience, independence and skills of potential candidates for election to the Board and recommends nominees for director to the Board for election. In considering candidates for the Board, the Nominating and Corporate Governance Committee also assesses the size, composition and combined expertise of the Board. As the application of these factors involves the exercise of judgment, the Nominating and Corporate Governance Committee does not have a standard set of fixed qualifications that is applicable to all director candidates, although the Nominating and Corporate Governance Committee does at a minimum assess each candidate's character, integrity, ethics, judgment, skills, diversity of viewpoints, background, experience, his or her ability to satisfy any applicable legal requirements or listing standards and such other criteria as the Nominating and Corporate Governance Committee or Board deems relevant in evaluating the potential effectiveness of candidates as members of the Board in light of the particular needs of the Board at such time. When considering director candidates, the Nominating and Corporate Governance Committee seeks individuals with backgrounds and qualities that, when combined with those of our incumbent directors, provide a blend of skills and experience to further enhance the Board's effectiveness.

In addition to diversity of viewpoints, as applicable, the Nominating and Corporate Governance Committee intends to identify pools of candidates to be considered for nomination to our Board that include candidates with diversity of race, ethnicity and/or gender. Any third-party search firm engaged to identify potential director candidates will be informed of the values and factors that the Nominating and Corporate Governance Committee considers in its own search process, including these diversity considerations. The Board does not establish prescriptive goals with respect to diversity. Since 2017 the Board has seen a 100% refreshment rate. Since 2019, the Board has added six directors, including three female directors, one of whom is of Asian ethnicity, and two male directors of African American ethnicity, one of whom has since resigned from the Board (which was not due to any disagreement with the Company on any matters relating to the Company's operations, practices or policies).

Currently, we have a Board of seven directors, which includes four directors with gender and/or ethnic diversity. We intend to promote diverse representation on our Board should we experience any vacancies, and we have discussed our Board's diversity with the institutional investors we have engaged with through our investor outreach program as described below, none of which expressed concerns to us about our Board's diversity. Currently, 50% of our Board nominees are diverse from a gender, race or ethnic perspective, including two female directors.

Advance Resignation Policy

As a condition to nomination by the Nominating and Corporate Governance Committee of an incumbent director, a nominee shall, upon request by the Board or the Company's Corporate Secretary, submit an irrevocable offer of resignation to the Board, which resignation shall become effective in the event that (a) such nominee is proposed for re-election and is not re-elected at a meeting of the stockholders in which majority voting applies and (b) the resignation is accepted by the Board by the vote of a majority of the directors, not including any director who has not been re-elected.

Stockholder Nominations

In addition to nominees by or at the direction of our Board, the Nominating and Corporate Governance Committee will consider candidates for nomination proposed by a stockholder in the same manner and based on the same criteria as other candidates considered by the Nominating and Corporate Governance Committee as described above under "Qualifications." The proposing stockholder must provide notice and information on the proposed nominee to the Nominating and Corporate Governance Committee through the Corporate Secretary in accordance with the provisions of Article I, Sections 3 and 4 of our bylaws relating to direct stockholder nominations.

Director Attendance

Board Meetings and Executive Sessions

During 2023, our Board met six times. All of our directors attended more than 75% of the aggregate of the total number of meetings of the Board and the total number of meetings of the Board committees on which they served.

In addition to full Board executive sessions, our independent directors meet in executive session at each regularly scheduled quarterly meeting of the Board. Executive sessions are chaired by our Chairman of the Board.

Annual Meeting of Stockholders

Each member of the Board is expected to attend our 2024 Annual Meeting unless circumstances prevent attendance. All of our directors then serving as directors attended the Company's 2023 annual meeting of stockholders.

Procedures for Reporting Accounting Concerns

The Audit & Risk Committee has established procedures for (1) the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters, and (2) the submission by our employees, on a confidential and anonymous basis, of concerns regarding questionable accounting or auditing matters. These procedures are posted on our website at *https://investor.upbound.com/corporate-governance/governance-documents*.

Communications with the Board

Our Board has established a process by which stockholders and other interested parties may communicate with our Board, Board committees or individual directors. Stockholders or other interested parties may contact our Corporate Secretary by any one of the below methods. The Corporate Secretary will forward such communications to the Board, committees or individual directors, as applicable. However, the Corporate Secretary is not required to forward communications if it is

determined the communication is (1) unrelated to the duties and responsibilities of the Board, (2) unduly hostile, threatening or illegal, or (3) obscene or otherwise deemed inappropriate.







By telephone:	By mail:	By e-mail:
972-624-6210	Upbound Group, Inc. Attn: Corporate Secretary 5501 Headquarters Drive Plano, TX 75024	Upbound.Board@upbound.com

Related Person Transactions

Policy on Review and Approval of Transactions with Related Persons

The Board has adopted a written statement of policy and procedures for the identification and review of transactions involving us and "related persons" (our directors and executive officers, stockholders owning five percent or greater of our outstanding stock, and immediate family members of any of the foregoing). Our directors and executive officers are required to provide notice to our general counsel of the facts and circumstances of any proposed transaction involving amounts greater than $120,000 involving them or their immediate family members that may be deemed to be a related person transaction. Our general counsel, in consultation with management and our outside counsel, as appropriate, will then assess whether the proposed related person transaction requires approval pursuant to the policy and procedures. If our general counsel determines that any proposed, ongoing or completed transaction involves an amount in excess of $120,000 and is a related person transaction, the Nominating and Corporate Governance Committee must be notified for consideration at the next regularly scheduled meeting of the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee has reviewed and determined that each of the following related person transactions are to be deemed pre-approved by the Nominating and Corporate Governance Committee: (1) employment and separation agreements related to executive officers if (a) the related compensation is reported in our proxy statement or (b) the executive officer is not an immediate family member of another "related person" and the Compensation Committee approved, or recommended to the Board for approval, such compensation, (2) any compensation paid to a director if the compensation is reported in our proxy statement, (3) transactions where all of our stockholders receive proportional benefits and (4) any transaction with a "related person" involving the rendering of services as a common or contract carrier, or public utility, at rates or charges fixed in conformity with law or governmental authority. The Nominating and Corporate Governance Committee will approve or ratify, as applicable, only those related person transactions that are in, or are not inconsistent with, our best interests and those of our stockholders in its business judgment.

Reportable Transactions with Related Persons

Aaron Allred, a principal stockholder of the Company, served as the Company's Executive Vice President — Acima, through December 31, 2022. In January 2023, Mr. Allred transitioned to an Employee Advisor position, and the Company entered into an agreement with Mr. Allred. The agreement, which remained in effect through March 1, 2024, provided Mr. Allred with a base salary of $500,000 per annum.

Investor Outreach

We periodically engage in outreach to our top institutional investors to help ensure that our Board and management understand and consider the corporate governance, executive compensation and other issues that matter most to our stockholders. In 2023, senior members of management reached out to institutional investors holding approximately 60% of our outstanding common stock and participated in meetings with investors who accepted our request for a meeting. These periodic meetings cover both general and Upbound-specific topics, including the Company's executive compensation, corporate governance practices, human capital management and sustainability initiatives. Through this program, we have received helpful input, and we consider such input as we review potential adjustments to our executive compensation, corporate governance practices, human capital management and sustainability initiatives. In 2023, as a result of the overall positive feedback received, no significant changes were made to our disclosures and programs.

While we expect to maintain our investor outreach program, we do not expect that we will always be able to address all of our stockholders' feedback. However, we seek to optimize our corporate governance by continually refining our relevant policies, procedures and practices to align the needs of the Company with evolving regulations and best practices, issues raised by our stockholders, and otherwise as circumstances warrant.

PROPOSAL TWO:
RATIFICATION OF THE SELECTION OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

The Audit & Risk Committee has selected Ernst & Young LLP ("E&Y") as our independent registered public accounting firm for the fiscal year ending December 31, 2024. E&Y served as our independent registered public accounting firm in 2023, 2022, 2021 and 2020.

The Audit & Risk Committee reviews and pre-approves both audit and all permissible non-audit services provided by our independent registered public accounting firm, as described in "Corporate Governance — Structure of the Board — Audit & Risk Committee" in this proxy statement, and accordingly, all services and fees in 2023 provided by E&Y were pre-approved by the Audit & Risk Committee. The Audit & Risk Committee has considered whether the provision of services, other than services rendered in connection with the audit of our annual financial statements, is compatible with maintaining E&Y's independence. The Audit & Risk Committee has determined that the rendering of non-audit services by E&Y during the year ended December 31, 2023, was compatible with maintaining such firm's independence.

Our Board has directed that we submit the selection of our independent registered public accounting firm for ratification by our stockholders at the 2024 Annual Meeting. Stockholder ratification of the selection of E&Y as our independent registered public accounting firm is not required by our bylaws or otherwise. However, the Board is submitting the selection of E&Y to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, the Audit & Risk Committee will reconsider whether or not to continue the retention of E&Y. Even if the selection is ratified, the Audit & Risk Committee in its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if it determines that such a change would be in our best interests and those of our stockholders. The Audit & Risk Committee annually reviews the performance of our independent registered public accounting firm and the fees charged for their services. Based upon the Audit & Risk Committee's analysis of this information, the Audit & Risk Committee will determine which registered independent public accounting firm to engage to perform our annual audit each year.

Representatives of E&Y will attend the 2024 Annual Meeting, will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions from stockholders.

Our Board recommends that you vote "FOR" the proposal to ratify the selection of E&Y as our independent registered public accounting firm.

Principal Accountant Fees and Services

The aggregate fees billed by E&Y for the years ended December 31, 2023 and December 31, 2022, for the professional services described below, are as follows:

	2023	2022
Audit Fees[1]	$2,259,944	$1,920,775
Audit-Related Fees[2]	$ —	$ —
Tax Fees[3]	$ 14,000	$ 60,034
All Other Fees	$ —	$ —

(1)   Represents the aggregate fees billed by E&Y for (a) professional services rendered for the audit of our annual financial statements for the years ended December 31, 2023 and December 31, 2022, (b) the audit of management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2023 and December 31, 2022, and (c) reviews of the financial statements included in our Quarterly Reports on Form 10-Q, Annual Reports on Form 10-K and in the 2021 Plan Form S-8 filed with the SEC in 2023.

(2)   Represents the aggregate fees billed by E&Y, if any, for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported above under the caption "Audit Fees."

(3)   Represents the aggregate fees billed by E&Y for 2023 and 2022 for professional services rendered for tax compliance, tax advice and tax planning. These services comprise engagements related to federal and international tax compliance and planning.

AUDIT AND RISK COMMITTEE REPORT

The material in this Report is not "soliciting material", is not deemed "filed" with the SEC and is not to be incorporated by reference into any filing under the Securities Act of 1933 (the "Securities Act") or the Securities Exchange Act of 1934 (the "Exchange Act"), whether made before or after the date hereof and irrespective of any general incorporation by reference language in such filing.

In accordance with its written charter adopted by the Board, the Audit & Risk Committee assists the Board in fulfilling its oversight responsibilities by, among other things, reviewing the financial reports and other financial information provided by the Company to any governmental body or the public.

In discharging its oversight responsibilities, the Audit & Risk Committee obtained from the independent registered public accounting firm a formal written statement describing all relationships between the firm and the Company that might bear on the auditors' independence consistent with the applicable requirements of the Public Company Accounting Oversight Board, discussed with the independent auditors any relationships that may impact their objectivity and independence, and satisfied itself as to the auditors' independence. The Audit & Risk Committee also discussed with management, the internal auditors and the independent auditors the integrity of the Company's financial reporting processes, including the Company's internal accounting systems and controls, and reviewed with management and the independent auditors the Company's significant accounting principles and financial reporting issues, including judgments made in connection with the preparation of the Company's financial statements. The Audit & Risk Committee also reviewed with the independent auditors their audit plans, audit scope and identification of audit risks.

The Audit & Risk Committee discussed with the independent auditors the matters required to be discussed by the Public Company Accounting Oversight Board and the SEC, and, with and without management present, discussed and reviewed the results of the independent auditors' examination of the consolidated financial statements of the Company.

The Audit & Risk Committee reviewed and discussed the audited consolidated financial statements of the Company as of and for the year ended December 31, 2023 with management and the independent auditors. Management is responsible for the Company's financial reporting process, including its system of internal control over financial reporting (as defined in Rule 13a-15(f) promulgated under the Exchange Act), and for the preparation of the Company's consolidated financial statements in accordance with generally accepted accounting principles. The independent auditor is responsible for auditing those financial statements, and expressing an opinion on the effectiveness of internal control over financial reporting. The Audit & Risk Committee's responsibility is to monitor and review these processes. The members of the Audit & Risk Committee are "independent" as defined by SEC and Nasdaq rules, and our Board has determined that Mr. Jeffrey Brown is an "audit committee financial expert" as defined by SEC rules.

The Audit & Risk Committee discussed with the Company's internal and independent auditors the overall scope and plans for their respective audits, including internal control testing under Section 404 of the Sarbanes-Oxley Act. The Audit & Risk Committee periodically meets with the Company's internal and independent auditors, with and without management present, and in private sessions with members of senior management to discuss the results of their examinations, their evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting. The Audit & Risk Committee also periodically meets in executive session.

In reliance on the reviews and discussions referred to above, the Audit & Risk Committee recommended to the Board (and the Board subsequently approved the recommendation) that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2023, for filing with the SEC.

AUDIT & RISK COMMITTEE

Jeffrey Brown, Chairman
Harold Lewis
Carol McFate

EXECUTIVE OFFICERS

The Board appoints our executive officers annually and updates the executive officer positions as needed throughout the year. Each executive officer serves at the discretion of the Board and until their successors are appointed, or until the earlier of their death, resignation or removal.

The following sets forth certain biographical information with respect to our executive officers as of the date of this proxy statement. Mr. Fadel's biographical information is set forth above under "Proposal One: Election of Directors."



Anthony Blasquez

Executive Vice President — Rent-A-Center
Age: 48
Gender: Male
Ethnicity: Hispanic/Latino

Mr. Blasquez was named Executive Vice President — Rent-A-Center effective as of June 1, 2020. In such role, Mr. Blasquez focuses on improving the Rent-A-Center omni-channel business, which includes impacting performance from both e-commerce and the traditional store business. Mr. Blasquez has been with Upbound for 25 years and has served in every field operations position in the Company, most recently Divisional Vice President of Operations from 2015 to 2020 prior to being promoted to his current position.



Ann Davids

Executive Vice President — Chief Customer and Marketing Officer
Age: 55
Gender: Female
Ethnicity: Caucasian

Ms. Davids was named Executive Vice President — Chief Customer and Marketing Officer effective as of February 21, 2018. Ms. Davids leads Upbound's customer experience and omni-channel e-commerce innovation, along with marketing and merchandising. Ms. Davids served as Senior Vice President — Chief Customer and Marketing Officer for Direct General/National General Insurance from 2013 to 2018 with responsibility for the web channel development as well as marketing strategy and execution. Prior to 2013, Ms. Davids served as our chief marketing officer for 15 years.



Sudeep Gautam

Executive Vice President — Chief Technology and Digital Officer
Age: 53
Gender: Male
Ethnicity: Asian

Mr. Gautam was named Executive Vice President — Chief Technology and Digital Officer on January 16, 2023. Mr. Gautam has over 20 years of experience in leveraging technology in driving large-scale digital transformations, most recently in the private equity space with a focus on technology startups, specializing in driving disruptive digital solutions. Prior to this, Mr. Gautam was the Chief Digital Officer and member of the Executive Committee at Raytheon Technologies/Pratt & Whitney, one of the world's largest jet-engine manufacturers, where he drove a company-wide digital transformation initiative. During the course of his career, he also held senior executive positions at Hewlett-Packard, Capgemini and Cognizant. Mr. Gautam received his Bachelor of Engineering in computer science from Bangalore University and a Master of Business Administration degree from the University of Texas at Dallas. He is also a graduate of the Executive Management Program from The Wharton School and a graduate of Thayer Leadership at the United States Military Academy at West Point.

EXECUTIVE OFFICERS



Fahmi Karam

Executive Vice President — Chief Financial Officer
Age: 45
Gender: Male
Ethnicity: Asian

Mr. Karam was named Executive Vice President — Chief Financial Officer effective October 31, 2022. Mr. Karam has over 20 years of experience in finance and accounting, most recently as the Chief Financial Officer of Santander Consumer USA since September 2019. Mr. Karam previously served as Santander's Head of Pricing and Analytics from May 2018 to September 2019 and as Executive Vice President, Strategy and Corporate Development from September 2015 to May 2018. Prior to his roles at Santander, Mr. Karam spent 12 years at JP Morgan Investment Bank, where he ended serving as an Executive Director. Prior to JP Morgan, Mr. Karam served as a Senior Associate at Deloitte Audit Assurance Services for two years. Mr. Karam received his Bachelor's degree and Master of Accounting from Baylor University, and he is a Certified Public Accountant.



Tyler Montrone

Executive Vice President — Acima
Age: 43
Gender: Male
Ethnicity: Caucasian

Mr. Montrone has served as our Executive Vice President — Acima since February 20, 2023. From July 2022 through February 2023, Mr. Montrone served as Acima's Chief Development Officer, and he previously served as Acima's SVP, Assistant General Counsel/Compliance Officer from February 2021 through June 2022 and Chief Legal and Compliance Officer of Acima from March 2016 through February 2021. Mr. Montrone earned both his Bachelor of Science in accounting and Master in Taxation from Weber State University, and he also earned a Juris Doctor from the University of Arkansas.



Bryan Pechersky

Executive Vice President — General Counsel & Corporate Secretary
Age: 53
Gender: Male
Ethnicity: Caucasian

Mr. Pechersky was named Executive Vice President — General Counsel & Corporate Secretary effective as of June 1, 2020. Mr. Pechersky oversees our legal department and government affairs program. Prior to joining Upbound, Mr. Pechersky served from 2010 through 2019 as Executive Vice President, General Counsel and Corporate Secretary for Cloud Peak Energy Inc., a publicly traded mining and logistics supplier to U.S. and Asian utilities. From 2007 to 2010, Mr. Pechersky was Senior Vice President, General Counsel and Secretary for Harte-Hanks, Inc., a publicly traded worldwide, direct and targeted marketing company. From 2005 to 2007, Mr. Pechersky was Senior Vice President, Secretary and Senior Corporate Counsel for Blockbuster Inc., a publicly traded global movie and game entertainment retailer. From 2004 to 2005, Mr. Pechersky was Deputy General Counsel and Secretary for Unocal Corporation, a publicly traded international energy company acquired by Chevron Corporation in 2005. Prior to these positions, from 1996 to 2004, Mr. Pechersky was a capital markets, mergers and acquisitions and litigation attorney for Vinson & Elkins L.L.P., a leading global law firm. Mr. Pechersky also served as a Law Clerk to the Hon. Loretta A. Preska of the U.S. District Court for the Southern District of New York in 1995 and 1996.



Transient Taylor

Executive Vice President — Chief Human Resources Officer and Chief Diversity Officer
Age: 58
Gender: Male
Ethnicity: African American

Mr. Taylor has served as our Executive Vice President — Chief Human Resources Officer since July 2021 and as our Chief Diversity Officer since May 2022. From 2008 through 2021, Mr. Taylor served on the executive leadership team as the CHRO/CPO for Bumble, Mr. Cooper and Travelocity. Mr. Taylor has a demonstrated track record of leading the human resources function, establishing human resources strategy, and optimizing culture and people practices. Additionally, from 2001 to 2008, Mr. Taylor led the human resources function for retail-focused companies, such as Alliance Data and The Home Depot. He has directed human resources integration for multiple merger and acquisition efforts and also served as a key enabler for several transformational change initiatives. Mr. Taylor earned both his Bachelor and Master degrees from West Virginia University.

COMPENSATION DISCUSSION AND ANALYSIS

Executive Summary

We are committed to maintaining a strong pay-for-performance culture. The compensation program is reviewed annually to assure that its objectives and components are aligned with the Company's strategic goals and culture, and also that it incentivizes short- and long-term profitability and ethical business conduct in accordance with our values.

This Compensation Discussion and Analysis ("CD&A") describes key features of our executive compensation program, summarizes the 2023 cash and equity incentive compensation received by our named executive officers, highlights the strong pay for performance alignment of our executives' compensation with our financial, operating and stockholder returns and provides additional context to the data presented in the compensation tables included below in this proxy statement. The term "executive officers" means our senior executives who are listed above under the heading "Executive Officers" and also includes our CEO, Mr. Fadel. The term "named executive officers" means the five executive officers identified in the table below.

Named Executive Officer	Title
Mitchell Fadel	Chief Executive Officer
Fahmi Karam	Executive Vice President — Chief Financial Officer
Anthony Blasquez	Executive Vice President — Rent-A-Center
Tyler Montrone[1]	Executive Vice President — Acima
Sudeep Gautam[2]	Executive Vice President — Chief Technology and Digital Officer

(1)   Mr. Montrone was promoted to Executive Vice President — Acima effective February 20, 2023.
(2)   Mr. Gautam joined the Company in January 2023.

Please read the entirety of this CD&A and remaining compensation sections in this proxy statement for further details regarding the matters summarized below.

Executive Compensation Program Overview

Decisions with respect to compensation of our executive officers, including our Chief Executive Officer and other named executive officers, are made by our Compensation Committee, which is comprised solely of independent directors. Our Compensation Committee has identified four primary objectives for our executive compensation program, which guide the decisions it makes with respect to the amount and type of compensation paid to our named executive officers. The objectives of our executive compensation program are to:

• attract, retain and motivate senior executives with competitive compensation opportunities;

• balance short-term and long-term strategic goals;

• align our executive compensation program with the core values identified in our mission statement; and

• reward achievement of our financial and non-financial goals.

The executive compensation program consists of a mix of three primary components, described below, which we believe appropriately rewards our executive officers for their overall contribution to company performance, contains a substantial portion of at-risk, performance-based compensation and aligns our executives' interests with those of our stockholders with the ultimate objective of increasing long-term stockholder value.

The pay ultimately realized is highly variable and dependent primarily on (1) our financial and operational performance, (2) individual executive performance and (3) our multi-year relative TSR performance.

COMPENSATION DISCUSSION AND ANALYSIS

The three primary components of our executive compensation program are:

Component	Overview
Base Salary	Competitive base salaries are determined in large part through in-depth comparative analyses of comparable positions at companies in our Peer Group and other similarly situated public companies in the retail and consumer finance sectors, taking into account the individual's experience, responsibilities, competencies and individual performance, in addition to the market data.
Annual Incentive Opportunity	Opportunity for an annual cash incentive award to align our executives with annual corporate and individual performance achievements. For 2023, the ultimate payout amount was based on (1) Consolidated Adjusted EBITDA (50% weighting), (2) Rent-A-Center segment revenue (25% weighting), and (3) Acima segment revenue (25% weighting). The targeted achievement levels take into account the rigorous goals included in our annual operating budget, which is approved by the Board. Each executive officer's target annual incentive opportunity takes into account market data from the Peer Group and other similarly situated public companies in the retail and consumer finance sectors.
Long-Term Incentive Compensation Opportunity	Long-term incentive plan and equity ownership guidelines to align our executives with longer term performance achievement and stockholder returns over time. The long-term incentive awards granted in February 2023 consisted of (1) time-based restricted stock units (weighted 30%) that vest pro rata over a three-year period and (2) performance-based stock units (weighted 70%) that vest solely based on the satisfaction of our performance based on our three-year TSR compared to the S&P 1500 Specialty Retail Index.

Compensation Program Design and Governance Policies

In addition to our three primary components of executive compensation, our executive compensation program includes other features that we believe are consistent with strong governance practices, including:

What We Do	

- **Transparent Compensation Program**: Maintain a transparent executive compensation program that is understandable both to our stockholders and employees and is not overly complex or subject to constantly changing features

- **Compensation Aligned with Performance**: A substantial percentage of both cash and equity compensation is at-risk and variable based on company performance

- **Multi-Year Equity Vesting**: Three-year full vesting for all executive equity awards (restricted stock units vest pro rata annually over three years; performance stock units cliff vest after three years based on relative TSR performance)

- **Annual SOP Vote**: Annual say-on-pay stockholder vote regarding our executive compensation program to receive regular feedback from our investors

- **Annual Program Risk Assessment**: Our Compensation Committee performs an annual risk assessment of our compensation program

- **Investor Outreach**: Outreach program to our large institutional investors regarding executive compensation and governance-related topics

- **Independent Compensation Consultant**: Engagement by the Compensation Committee of an independent compensation consultant to conduct a formal evaluation of, and advise the Compensation Committee with respect to, the compensation arrangements for our Chief Executive Officer, as well as provide guidance with respect to the compensation of our senior executives

- **Rigorous Target Setting**: Rigorous performance targets for our annual cash incentive and long-term incentive compensation programs

- **Total Reward Statement Review**: Regular review by the Compensation Committee of total reward statements for the Chief Executive Officer and other executives to evaluate multi-year cash and equity compensation awards

- **Ownership Guidelines**: Equity ownership guidelines for our directors, Chief Executive Officer, executive vice presidents, senior vice presidents and vice presidents

- **Clawback Policy**: Incentive compensation is subject to clawback, as described further in this proxy statement

What We Do Not Do	
• **No Hedging or Pledging Stock**: Insider Trading Policy that prohibits derivative transactions involving our common stock and pledging stock	• **No Repricing Options**: We do not reprice stock options without stockholder approval (and as of 2021, we no longer grant stock options)
• **No Gross-ups**: Employee benefits are provided without tax gross-ups (other than certain relocation-related expenses)	• **No Dividends Paid on Unvested Equity**: No prospective payment of dividends on unvested equity awards
• **No Excessive Perquisites**: We provide only limited perquisites, as described in this CD&A	

2023 Company Performance Highlights

As described further in our year-end 2023 earnings announcement and in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our 2023 Form 10-K, highlights of our 2023 results and significant accomplishments are described below:

- **Trends and Developments**

  - Both the Acima gross merchandise volume and Rent-A-Center portfolio value trends improved throughout the year, and both returned to year-over-year growth by the fourth quarter of 2023.

  - Acima margins improved year-over-year as fewer customers elected early purchase options, gross margin improved 340 bps year-over-year, and Adjusted EBITDA margin[1] improved 490 bps year-over-year.

  - Strong underwriting and account management enabled the Company to tactically drive incremental lease volume with appropriate risk-adjusted margins despite broad-based market uncertainty.

    ○ Rent-A-Center skip / stolen loss rate improved 160 bps year-over-year in the fourth quarter of 2023 and 40 bps in fiscal year 2023.

    ○ Acima skip / stolen loss rate improved 130 bps year-over-year in fiscal year 2023.

  - Strong cash flow generation supported opportunistic share buybacks in 2023, resulting in repurchase of 1.7 million shares from August through October, or 3% of basic shares outstanding.

  - Reduced debt by $69 million in 2023, resulting in lower balances at year-end compared to 2022.

    ○ Ended 2023 with $513.4 million in total liquidity.

- **Financial Performance**

  - 2023 consolidated revenues of $4.0 billion, -6.0% year-over-year.

  - 2023 operating profit of $162.9 million, +9.6% year-over-year.

  - Adjusted EBITDA[1] of $455.7 million, +0.5% year-over-year on higher Acima segment Adjusted EBITDA, partially offset by lower Rent-A-Center segment Adjusted EBITDA and higher corporate costs.

  - Diluted EPS of $(0.09), compared to $0.21 in the prior year.

  - Non-GAAP Diluted EPS[1] of $3.55, compared to $3.70 in the prior year.

  - Cash flow from operations of $200.3 million and Free Cash Flow[1] of $146.9 million, compared to $468.5 million and $407.1 million in the prior year.

---

(1) *Non-GAAP financial measure. See Annex B for additional information regarding non-GAAP financial measures and reconciliations of non-GAAP financial measures to their most directly comparable GAAP financial measure.*

2023 Executive Compensation Highlights

Highlights of our 2023 executive compensation program are discussed below:

- **Continued High Percentage of At-Risk, Variable Performance-Based Compensation**:   Targeted direct compensation (base salary, target annual incentive compensation and target long-term incentive compensation) for our Chief Executive Officer was 85% at-risk (performance-based) for the year ended December 31, 2023. This represents the Chief Executive Officer's target annual incentive compensation and target long-term incentive compensation as a percentage of his total target direct compensation.

- **Maintained Rigorous Annual Incentive Award Targets**:   In establishing the 2023 annual cash incentive plan targets for each metric, the Compensation Committee considered sensitivities to the key business drivers of Adjusted EBITDA, Rent-A-Center segment revenue, and Acima segment revenue to establish rigorous threshold, target and maximum performance levels.

- **Annual Financial Performance Resulted in 144% Bonus Plan Payouts**:   As a result of our Company's annual financial performance in 2023, for our 2023 bonus plan metrics, the Compensation Committee approved a 144% payout to our executives. For comparison, none of the named executive officers received a bonus payout for the 2022 performance year based on the Company's annual financial performance in 2022.

- **Maintained Weighting of Performance Stock Units in Long-Term Incentive Program at 70%**:   In 2023, the Compensation Committee maintained the performance stock unit weighting as in 2022, resulting in grants of time-vested restricted stock units (30%) and performance-based restricted stock units (70%), thereby including substantial weighting to the Company's relative TSR performance under the long-term incentive program.

- **Three-Year Stock Price Performance Resulted in 50% Vesting of 2021 Performance-Based Stock Units**:   Our relative TSR performance as compared to the S&P 1500 Specialty Retail Index for the three-year period ended December 31, 2023, ranked us 37 out of 54 companies in the S&P 1500 Specialty Retail Index, which resulted in the vesting of 50% of the performance-based stock units that were granted in 2021.

- **Strong Stockholder Say-on-Pay Approval**:   In June 2023, we held a stockholder advisory vote on the compensation of our named executive officers, referred to as a say-on-pay vote. Our stockholders approved the compensation of our named executive officers, with approximately 99% of the shares of common stock present and entitled to vote thereon cast in favor of our proposal, which our Compensation Committee believed conveyed a general endorsement of our executive compensation program and related compensation actions.

2024 Executive Compensation Program

In February 2024, the Compensation Committee conducted its annual review of the executive compensation program to ensure the program remains aligned with the Company's executive compensation philosophy and strategic objectives. In general, the Compensation Committee determined it was appropriate, with certain modifications, to retain the same overall structure in 2024 as in 2023 taking into account feedback from the Compensation Committee's independent compensation consultant, comparisons to peer group compensation programs, the strong say-on-pay approval from stockholders, feedback from the Company's investor outreach and other factors.

Severance Arrangements

We have an employment agreement with Mr. Fadel and executive transition agreements with our other named executive officers to provide certain payments and benefits upon an involuntary termination of the named executive officer's employment or the occurrence of certain other circumstances that may affect the named executive officer (and, in the case of Mr. Fadel, the employment agreement also provides for, among other items, annual compensation and certain employee benefits, as well as his entitlements upon an involuntary termination as described in the section "Arrangements with Mr. Fadel" below). The Compensation Committee believes that such severance arrangements assist us in recruiting and retaining top-level talent. In addition, formalizing our severance practices benefits us (1) by providing us with certainty in terms of our obligations to an eligible executive in the event that our relationship with him or her is severed and (2) by virtue of the non-competition and non-solicitation provisions in our loyalty agreements, which inure to our benefit in the event that an eligible executive severs employment with us.

For a more detailed description of the severance arrangements which apply to our named executive officers, please see "Termination of Employment and Change-in-Control Arrangements" below.

Employee Benefits and Limited Perquisites

Our named executive officers are eligible to participate in the benefit plans generally available to all of our employees, which include health, dental, life insurance, vision and disability plans, all of which the Compensation Committee believes are commensurate with plans of other similarly situated public companies in the retail and consumer finance industry. In addition, we will pay for the cost of an executive physical examination for each named executive officer each year and we do not gross up our executives for any taxes related to the cost of perquisites (other than for certain relocation-related expenses). Our named executive officers were eligible in 2023 to participate in our 401(k) Retirement Savings Plan and our Deferred Compensation Plan. The Deferred Compensation Plan allows our executive officers to defer certain compensation to help save for their longer term financial objectives on a tax-deferred basis.

The Compensation Committee has determined it is beneficial to offer the above-described employee benefits and limited perquisites in order to attract and retain our named executive officers by offering compensation opportunities that are

competitive with those offered by similarly situated public companies in the retail and consumer finance industry. In determining the total compensation payable to our named executive officers for a given fiscal year, the Compensation Committee will examine such employee benefits and perquisites in the context of the total compensation which our named executive officers are eligible to receive. However, because such employee benefits and perquisites that are available to our named executive officers represent a relatively small portion of their total compensation, the availability of such items does not materially influence the decisions made by the Compensation Committee with respect to other elements of the total compensation to which our named executive officers are entitled or awarded.

For a description of the employee benefits and perquisites received by our named executive officers in 2023, please see "— All Other Compensation" below.

Compensation Process

The Compensation Committee typically begins the process of determining the amount and mix of total compensation to be paid to our senior executives, including our named executive officers, in December of each year and finalizes the amounts the following February. This enables the Compensation Committee to examine and consider our performance during the previous year in establishing the current year's compensation. During the Compensation Committee's annual review of the executive compensation program, the Compensation Committee primarily considers market and Peer Group data (as described below), input provided by the Compensation Committee's independent compensation consultant and by our Human Resources department, and input of the Chief Executive Officer other than with respect to his own compensation. The Compensation Committee also considers experience, responsibilities, competencies and individual performance.

Historically, the Compensation Committee has retained annually a compensation consultant to conduct a formal evaluation of, and advise it with respect to, the compensation arrangements for our Chief Executive Officer, as well as provide guidance with respect to the compensation of our senior executives, including our other named executive officers. For the 2023 fiscal year, the Compensation Committee reviewed the executive compensation analysis conducted by Korn Ferry, which utilized the approved Peer Group (as defined below), pursuant to its engagement by the Compensation Committee to assist the committee with compensation decisions for the 2023 fiscal year.

The Compensation Committee considered executive compensation practices of the following similarly situated public companies (the "Peer Group") for the purpose of evaluating our 2023 compensation arrangements for our senior executives:

2023 Peer Group			
Aaron's, Inc.	Big Lots Inc.	Brinker International Inc.	Conn's
FirstCash, Inc.	H&R Block, Inc.	La-Z-Boy Incorporated	OneMain Holdings
Sally Beauty, Inc.	Bread Financial Holdings, Inc.	The Western Union Company	PROG Holdings

The following criteria were considered in the selection of companies for this Peer Group:

- U.S.-based public companies with a similar business focus as ours, including both consumer finance and retail (particularly home furnishings, appliances and other retail organizations);

- Companies with annual revenue similar to us (generally 0.5 to 2.0 times our revenue, based on the most recent available financial information at the time of the analysis); and

- Competitors for executive talent.

In late 2023, the Compensation Committee considered the above criteria in reviewing the Peer Group to be used for 2024 benchmarking purposes and determined to make no changes to the Peer Group.

Certain members of the Compensation Committee have significant professional experience in the retail and consumer finance industry, as well as with respect to the executive compensation practices of large publicly traded companies. This experience provides a frame of reference within which to evaluate our executive compensation program relative to general economic conditions and our progress in achieving our short-term and long-term goals.

As discussed above, the Compensation Committee has engaged Korn Ferry as its independent compensation consultant, and in such role, Korn Ferry provides ongoing advisory services to the Compensation Committee on various aspects of its overall compensation practices.

Forms of Compensation

The following forms of compensation are currently utilized by the Compensation Committee in compensating our named executive officers:

- base salary, which is paid in cash;

- annual incentive compensation, which is paid in cash;

- long-term incentive compensation, which consists of restricted stock units and performance-based stock units;

- severance arrangements; and

- employee benefits, including limited perquisites, with no tax gross-ups (other than for certain relocation-related expenses).

Base Salary

The base salary for each of our named executive officers represents the guaranteed portion of their total compensation and is determined annually by the Compensation Committee. Base salaries help to achieve our goal of maintaining a competitive program that will attract and retain talent needed for our long-term success.

At the beginning of each year, the Compensation Committee considers whether adjustments should be made to the annual base salaries for our named executive officers. During the Compensation Committee's review of the then-current base salaries, the Compensation Committee primarily considers market data from the Peer Group and published surveys, input provided by our Executive Vice President — Chief Human Resources Officer, input of the Chief Executive Officer (other than with respect to his own base salary), individual performance, our financial performance, the experience, responsibilities and competencies of the named executive officer, and each named executive officer's compensation in relation to our other executive officers.

In early 2023, based on the consideration of these factors, the Compensation Committee approved the base salaries of our Chief Executive Officer and other named executive officers. The Compensation Committee did not adjust the 2023 base salary for Mr. Fadel. The Compensation Committee determined to increase the base salary for Mr. Blasquez as part of the annual compensation review process in light of his experience, responsibilities, competencies and individual performance, in addition to market data. The base salaries of Messrs. Karam and Gautam were established by the Compensation Committee in connection with their hiring. Mr. Montrone became an executive officer of the Company in February 2023 and his base salary as an executive officer was established by the Committee in connection with his promotion in 2023, as described in the section "Compensation Discussion and Analysis — Executive Changes" below in this proxy statement. The following table sets forth the annual base salaries of the named executive officers for 2023:

Name	2023 Base Salary
Fadel	$ 1,100,000
Karam	$ 1,000,000
Blasquez	$ 450,000
Montrone	$ 450,000
Gautam	$ 450,000

Annual Cash Incentive Compensation

The Compensation Committee maintains an annual incentive compensation program for our named executive officers that provides for awards in the form of a cash bonus. These cash bonuses provide our named executive officers with financial rewards based upon achievement of specified annual objectives, which the Compensation Committee believes will ultimately increase the value of our Company by aligning our executive compensation with the achievement of annual Company performance objectives, as well as help us attract and retain our named executive officers by providing attractive compensation opportunities.

Under our annual cash incentive program, target cash bonus eligibility is established at a pre-determined percentage of the named executive officer's base salary, with such percentage amount set in accordance with the named executive officer's position and responsibilities with us. The ultimate payouts pursuant to our annual cash incentive program for prior year performance are typically approved by the Compensation Committee in February at the same time that all compensation (including base salaries, target annual cash incentive compensation, and target long-term incentive compensation) for our named executive officers for the current year is reviewed and approved. This timing enables the Compensation Committee

to evaluate the named executive officer's performance during the prior year, as well as determine performance targets for the new fiscal year in light of the previous year's performance. Payouts under the plan may range from 0% to 200% of target compensation.

The annual cash incentive program for 2023 included three financial performance metrics focused on annual top line performance and profitability:

- **Adjusted EBITDA** — The Compensation Committee included an Adjusted EBITDA target in the annual cash incentive program because it believes Adjusted EBITDA generally represents an accurate indicator of our core financial performance and profitability over a one-year period of time, while excluding the impact of items such as interest, depreciation and stock-based compensation expense, which can vary significantly and other adjustments that are not considered to reflect the performance of our core business operations.

- **Rent-A-Center Segment Revenue** — The Compensation Committee included a Rent-A-Center segment revenue target in 2023, which reflects its belief that a portion of the cash bonus opportunity should be based on our top line performance for each primary business segment. In the past due to refranchising transactions or other significant changes in store count, same store sales has been used to measure Rent-A-Center segment top line performance.

- **Acima Segment Revenue** — For our Acima segment, the Compensation Committee determined that revenue performance was an appropriate metric for top line performance of this business segment, rather than invoice volumes which are considered to be a leading indicator to future revenues.

The financial performance targets for the 2023 annual cash incentive program were established in February 2023 following a review of our financial projections developed pursuant to our strategic plan and objectives for 2023. In setting the performance targets under the 2023 annual cash incentive program, the Compensation Committee considered the level of actual achievement of the targets for the 2022 annual cash incentive program, the level of the Company's anticipated investment in its strategic initiatives for 2023, sensitivities for the key business drivers that may impact achievement of the targets and the Compensation Committee's goal to ensure a rigorous target-setting process. Based upon that review, the Compensation Committee established the following threshold, target and maximum payout achievement levels for each metric in the 2023 annual cash incentive program:

Metric	Performance Levels
Adjusted EBITDA[1]	Threshold — Less than $354 million Target — $417 million Maximum — Greater than or equal to $479 million
Rent-A-Center Segment Revenue	Threshold — Less than $1,813 million Target — $1,888 million Maximum — Greater than or equal to $1,964 million
Acima Segment Revenue	Threshold — Less than $1,787 million Target — $1,901 million Maximum — Greater than or equal to $2,015 million

(1) *Non-GAAP financial measure. See Annex B for additional information regarding non-GAAP financial measures and reconciliations of non-GAAP financial measures to their most directly comparable GAAP financial measure.*

The target cash incentives in 2023 for each of the named executive officers are set forth below:

Officer	2023 Target Cash Incentives as a Percentage of Base Salary
Fadel	135%
Karam	60%
Blasquez	60%
Montrone	60%
Gautam	90%

COMPENSATION DISCUSSION AND ANALYSIS

In February 2024, the Compensation Committee determined the level of achievement against the targets for purposes of the named executive officers' 2023 bonus plan. In 2023, the Company's operating profit was $163 million.

Metric	Weighting (% of total bonus opportunity)	2023 Performance	Percent of 2023 Target Achieved	Payout for 2023 (% of Target)
Adjusted EBITDA[1]	50%	$474 million	113.7%	191%
Rent-A-Center Segment Revenue	25%	$1,864 million	98.7%	68%
Acima Segment Revenue	25%	$1,931 million	101.6%	127%

(1) *Non-GAAP financial measure. See Annex B for additional information regarding non-GAAP financial measures and reconciliations of non-GAAP financial measures to their most directly comparable GAAP financial measure. In reviewing our actual 2023 performance relative to the performance targets, the Compensation Committee determined that it would be appropriate, consistent with past practices, to adjust Adjusted EBITDA to exclude the impact of the annual cash incentive bonus. No other adjustments were made to Adjusted EBITDA.*

As a result, our named executive officers in the 2023 annual cash incentive program received a 144% bonus plan payout with respect to the 2023 performance year. Refer to the column "Non-Equity Incentive Plan Compensation" in the table appearing in the section "Compensation Tables — Summary Compensation Table" below in this proxy statement, for additional information.

Long-Term Incentive Compensation

Our equity incentive plans are administered by the Compensation Committee and are designed to enable the Compensation Committee to provide incentive compensation to our employees in the form of stock unit awards, performance-based equity awards, restricted stock and other equity awards. The Compensation Committee believes that awarding our named executive officers non-cash, long-term equity incentive compensation, primarily in the form of long-term incentive awards which may increase or decrease in value depending on the satisfaction by us of pre-determined performance measures and/or an increase or decrease in the value of our common stock, more effectively aligns their interests with those of our stockholders. The Compensation Committee also believes that such awards will provide our named executive officers with an incentive to remain in their positions with us, because the determination as to whether a particular measure for our performance and/or an increase in the value of our common stock has been satisfied is typically made over an extended period of time.

Recent long-term incentive awards have been made to our named executive officers pursuant to the 2021 Plan. Under the terms of the 2021 Plan, awards may be granted at times and upon vesting and other conditions as determined by the Compensation Committee, and may be made in the form of restricted stock and stock unit awards, other equity awards, and performance-based equity awards. Stock options have not been granted in recent years.

- **Restricted Stock Units** — The restricted stock units granted by our Compensation Committee vest ratably over three years. Awards of time-based restricted stock units provide our named executive officers with a minimum level of value while also providing an additional incentive for such individuals to remain in their positions with us.

- **Performance Stock Units** — The performance stock units granted by our Compensation Committee cliff vest after three years based on relative TSR performance. Awards of performance-based stock units provide an additional incentive for our named executive officers to remain in their positions with us in order to realize the benefit of such award and also focus them on a performance metric which the Compensation Committee considers beneficial to increasing the long-term value of our Company.

The Compensation Committee determines the timing of the annual grants of equity awards to our named executive officers as well as the terms and restrictions applicable to such grants. The Compensation Committee approves, generally in February of each year, the annual grant to our executive officers in conjunction with its review and determination of each executive officer's compensation for the current year. Grants may also be made in connection with commencement of employment or promotions. Annual grants are typically made on the second business day following fourth quarter earnings disclosures.

The target equity award values in 2023 for each of the named executive officers are set forth below:

Officer	2023 Target Equity Award Values as a Percentage of Base Salary[1]
Fadel	415%
Karam	100%
Blasquez	140%
Montrone	140%
Gautam	90%

(1) Represents the target annual award values of the performance share units and restricted stock units granted to each executive, reflected as a percentage of each executive's annual base salary. These award values were converted from dollar values into: (i) a number of performance share units based on the closing price of one share of our common stock on the trading day immediately preceding the grant date multiplied by a discount factor of 0.75 to reflect risk associated with achieving the performance condition to vesting, and (ii) a number of restricted stock units based on the closing price of one share of our common stock on the trading day immediately preceding the grant date. The number of performance share units and restricted stock units resulting from the conversion of the award value to the number of units awarded is rounded to the nearest whole unit, and the award values may differ from the accounting grant date fair value under ASC 718.

The long-term incentive compensation awards for 2023 were comprised of two vehicles, with greater emphasis on the portion of the long-term incentive award which is contingent on relative stock price performance:

2023 LTIP Award Types

Award Type	Weighting
Performance Stock Units	70%
Restricted Stock Units	30%

The Compensation Committee has adopted a relative TSR metric over a three-year measurement period as the vesting condition for grants of performance stock units under our long-term incentive compensation program. The Compensation Committee made this decision to tie the performance of our common stock to executive compensation and because the Compensation Committee believes that a relative measure is a more appropriate basis for measuring long-term performance than an absolute measure. The Compensation Committee also took into consideration the fact that our annual cash incentive program includes an annual Adjusted EBITDA metric. The Compensation Committee selected a three-year period over which to measure relative TSR based upon the time period utilized with respect to awards made by similarly situated public companies in the retail and consumer finance industry, as well as upon its belief that a three-year measurement period was appropriate to place an emphasis on our relative TSR over an extended period of time, as opposed to the single year measure which is utilized in our annual cash incentive program.

The Compensation Committee selected the S&P 1500 Specialty Retail Index as the comparison group for measuring our relative TSR over the applicable measurement period. The Compensation Committee selected this comparison group because it includes many of the Company's peers, represents the overall retail environment, and, in the determination of the Compensation Committee, was comprised of the companies similar, in terms of operations and scope of operations, to the Company. The Compensation Committee adopted the following payout ranges applicable to the 2023 awards of performance-based restricted stock units:

Performance Stock Unit Payout Chart

UPBD's TSR Percentile Rank in the S&P 1500 Specialty Retail Index		Payout
>=	<	
90%	100%	200%
80%	90%	175%
70%	80%	150%
60%	70%	125%
50%	60%	100%
40%	50%	75%
30%	40%	50%
25%	30%	25%
0%	25%	0%

See the columns "Stock Awards" and "Option Awards" in the table appearing in the section "Compensation Tables — Summary Compensation Table" and the column "Estimated Future Payouts Under Equity Incentive Plan Awards" in the table appearing in the section "Compensation Tables — Grants of Plan-Based Awards" below in this proxy statement for threshold, target, and maximum amounts payable to our named executive officers under the 2023 grants of performance-based awards.

Payout of 2021 PSUs.   In February 2024, the Compensation Committee determined the level of achievement of the minimum TSR condition with respect to the performance-based awards made in 2021, with a three-year measurement period. The Compensation Committee reviewed the Company's relative TSR performance as compared to the S&P 1500 Specialty Retail Index for the period January 1, 2021 through December 31, 2023, and determined that our relative TSR performance as compared to the S&P 1500 Specialty Retail Index for the three-year period ended December 31, 2023, ranked us 37 out of 54 companies in the S&P 1500 Specialty Retail Index, or the 32nd percentile, which resulted in the vesting of 50% of the performance-based restricted stock units that were granted in 2021.

Executive Changes

Mr. Gautam joined the Company in January 2023. Pursuant to Mr. Gautam's offer letter from the Company, Mr. Gautam's base salary was set at $450,000 and his annual incentive bonus target opportunity is equal to 90% of his base salary. Mr. Gautam is eligible to participate in the Long Term Incentive Program with a target annual award amount equal to 90% of his base salary. Mr. Gautam also received a signing bonus pursuant to his offer letter of $300,000, two thirds of which was paid in 2023 and the remaining one third of which was paid in 2024. The signing bonus is subject to repayment if Mr. Gautam voluntarily leaves employment with the Company without "Good Reason" as defined in his Executive Transition Agreement or he is terminated for cause, in the full amount that had already been paid in the event of such a termination during the first twelve months of his employment with the Company and as to 75% of the amount that had already been paid in the event of such a termination between the first twelve months and the first 18 months of his employment with the Company. Mr. Gautam also entered into an executive transition agreement as described in the sections "Severance Arrangements" and "Termination of Employment and Change-in-Control Arrangements." In determining Mr. Gautam's compensation, including his target annual and long term incentive opportunities and signing bonus, the Compensation Committee considered the responsibilities of the role of Executive Vice President — Chief Technology and Digital Officer, external market data, Mr. Gautam's experience, the foregone compensation opportunities at his former employer, and internal pay equity.

Mr. Montrone was promoted to Executive Vice President — Acima effective February 20, 2023. In connection with his promotion, Mr. Montrone's base salary was set at $450,000. Mr. Montrone has an annual incentive bonus target opportunity equal to 60% of his base salary and is eligible to participate in the Long Term Incentive Program with a target annual award amount equal to 140% of his base salary. In connection with Mr. Montrone's promotion, he also entered into a new executive transition agreement, dated February 20, 2023, as described in the sections "Severance Arrangements" and "Termination of Employment and Change-in-Control Arrangements," the terms of which are consistent with the executive transition agreements entered into with our other Executive Vice Presidents. In determining Mr. Montrone's compensation, the Compensation Committee took into account the increased responsibilities of the role of Executive Vice President — Acima, Mr. Montrone's experience, internal pay equity and external market data.

Say-on-Pay Results

In June 2023, we held a stockholder advisory vote on the compensation of our named executive officers, referred to as a say-on-pay vote. Our stockholders approved the compensation of our named executive officers, with approximately 99% of

the shares of common stock present and entitled to vote thereon cast in favor of our proposal. As noted above, our Compensation Committee believed this strong support expressed by our stockholders indicated a general endorsement of our compensation philosophy and pay-for-performance culture. Accordingly, the compensation decisions for the remaining 2023 fiscal year and early 2024 compensation decisions were made keeping in mind this support. As a result, our Compensation Committee retained the same overall executive compensation structure, with an emphasis on short- and long-term incentive compensation that aligns our executives with value creation for our stockholders.

Termination of Employment and Change-in-Control Arrangements

Arrangements with Mr. Fadel

Disability or Death

Pursuant to Mr. Fadel's employment agreement, if we terminate Mr. Fadel's employment due to his disability or death, Mr. Fadel will be entitled to receive:

- unpaid but earned base salary through the date of termination;

- a pro rata bonus calculated based upon Mr. Fadel's bonus amount from the previous year; and

- continued health insurance coverage for Mr. Fadel and Mr. Fadel's spouse and covered dependents for up to 24 months.

For Cause

If we terminate Mr. Fadel's employment for "cause," or if Mr. Fadel terminates his employment with us for any reason other than death, disability or "good reason," Mr. Fadel will be entitled to receive his unpaid but earned base salary through the date of termination (reduced by amounts, if any, owed by Mr. Fadel to us or our affiliates).

Without Cause/For Good Reason

If Mr. Fadel's employment is terminated by us without "cause" (as defined in the employment agreement) or by Mr. Fadel for "good reason," Mr. Fadel will be entitled to receive:

- unpaid but earned base salary through the date of termination;

- a pro rata bonus calculated based upon Mr. Fadel's bonus amount from the previous year;

- 2.0x the sum of Mr. Fadel's (x) highest annual rate of salary during the previous 24 months and (y) his target cash bonus amount for the calendar year in which the termination occurs, payable in equal monthly installments over a period of 24 months; and

- continued health insurance coverage for Mr. Fadel and Mr. Fadel's spouse and covered dependents for up to 24 months.

Change-in-Control

If we terminate Mr. Fadel's employment without "cause" or if Mr. Fadel terminates his employment for "good reason," within the period beginning six months prior to a change in control or, if such change in control results in a person beneficially owning 40% or more of the voting power of the Company or is pursuant to a consolidation, merger or reorganization (subject to certain exceptions), beginning on the date of the definitive agreement pursuant to which the change in control is consummated and ending on the first anniversary of the date of the change in control, then Mr. Fadel will be entitled to receive in a lump sum the same aggregate severance payments and benefits as described above for a termination not in connection with a change in control.

Certain Other Provisions

The Compensation Committee or the Board may condition the payment of severance or benefits on the execution and delivery by Mr. Fadel of a general release in favor of us, our affiliates and our officers, directors, and employees, provided that no such release will be required for the payment to Mr. Fadel of accrued compensation.

If payments would subject Mr. Fadel to excise tax under Section 4999 of the Internal Revenue Code (the "Code"), or the Company would be denied a deduction under Section 280G of the Code, then the amounts otherwise payable to Mr. Fadel will be reduced by the minimum amount necessary to ensure Mr. Fadel will not be subject to such excise tax and the Company will not be denied any such deduction.

Mr. Fadel is also subject to a Loyalty and Confidentiality Agreement which provides non-competition and non-solicitation provisions for the benefit of the Company that remain in effect during the period of employment and an additional period of two years thereafter.

Continued Vesting of Certain Equity-Based Awards

We entered into a letter agreement with Mr. Fadel in April 2024 to support his retention and, in recognition of his more than 30 years of service with the Company, to specify the treatment of certain of his equity-based awards in the event of his termination of employment. The letter agreement provides that Mr. Fadel's equity-based awards granted on or before March 31, 2025 with respect to which he has remained employed with the Company through the first anniversary of the applicable grant date will continue to vest as set forth in the applicable award agreement following any termination of his employment (other than for cause) after March 31, 2025, unless the applicable award agreement provides full accelerated vesting for his termination event. Under this treatment, performance stock units will remain subject to performance objectives and stock options will remain exercisable through their remaining term, each as set forth in the applicable award agreement. This treatment also applies to a termination of employment by the Company without cause, subject to the conditions in Mr. Fadel's employment agreement, including the execution and delivery by Mr. Fadel of a general release in favor of us. The affected equity-based awards will otherwise remain subject to the terms and conditions of the plan and award agreement pursuant to which such award was granted. This treatment will not apply to any equity-based awards granted to Mr. Fadel after March 31, 2025.

Arrangements with Named Executive Officers Other Than Mr. Fadel

We have in place executive transition agreements with each of our named executive officers who are current executive officers other than Mr. Fadel, whose agreement is described above. Each executive transition agreement has similar terms and is intended to provide certain payments and benefits upon an involuntary termination of the named executive officer's employment or the occurrence of certain other circumstances that may affect the named executive officer.

Termination Not in Conjunction with a Change in Control

Without Cause

If the named executive officer's employment is terminated without "cause," the named executive officer will be entitled to receive:

• unpaid but earned base salary through the date of such termination;

• unless such termination occurs prior to April 1, a pro rata bonus calculated based upon the annual bonus the named executive officer would have earned for the calendar year of termination, as determined in the Company's sole discretion and paid in a lump sum in cash in the normal course upon the Company's completion of annual bonus calculations (such amount, the "Pro Rata Bonus");

• 1.5x the named executive officer's highest annual rate of salary during the 24 months preceding such termination (and, for Mr. Blasquez, his average annual bonus for the two preceding calendar years), payable in equal monthly or more frequent installments by no later than the second December 31 following the calendar year of such termination; and

• continued health insurance coverage for the named executive officer and the named executive officer's spouse and covered dependents for up to 18 months.

Disability or Death

If the named executive officer's employment is terminated due to disability or death, the named executive officer will be entitled to receive:

• unpaid but earned base salary through the date of termination;

• the Pro Rata Bonus applicable to such named executive officer; and

• continued health insurance coverage for the named executive officer and the named executive officer's spouse and covered dependents for up to 12 months.

For Cause

If the named executive officer's employment is terminated for "cause" or if the named executive officer terminates his or her employment for any reason other than disability or death, the named executive officer will be entitled to receive his or

her unpaid but earned base salary through the date of termination (reduced by amounts, if any, owed by the named executive officer to us or our affiliates).

Certain Other Provisions

The Compensation Committee or the Board may condition the payment of severance or benefits on the execution and delivery by the named executive officer of a general release in favor of us, our affiliates and our officers, directors, and employees, provided that no such release will be required for the payment to the named executive officer of accrued compensation.

If payments would subject the named executive officer to excise tax under Section 4999 of the Code, or the Company would be denied a deduction under Section 280G of the Code, then the amounts otherwise payable to the named executive officer will be reduced by the minimum amount necessary to ensure the named executive officer will not be subject to such excise tax and the Company will not be denied any such deduction.

Loyalty and Confidentiality Agreements executed in connection with our executive transition agreements provide noncompetition and non-solicitation provisions for the benefit of the Company that remain in effect during the period of employment and an additional period of one-and-a-half to two years thereafter.

Termination in Conjunction with a Change in Control

If the named executive officer's employment is terminated within the period beginning six months prior to a change in control and ending 24 months following a change in control of us without "cause" or by the named executive officer for "good reason," the named executive officer will be entitled to receive the severance payments and benefits as described below:

- unpaid but earned base salary through the date of termination;

- the Pro Rata Bonus applicable to such named executive officer;

- 2.0x the named executive officer's highest annual rate of salary during the 24 months preceding such termination (and, for Mr. Blasquez, his average annual bonus for the two preceding calendar years), payable in a lump sum in cash within 10 business days following the later of such termination or the change in control; and

- continued health insurance coverage for the named executive officer and the named executive officer's spouse and covered dependents for an extended period of up to 24 months.

If the named executive officer's employment is terminated in connection with a change in control due to disability or death, or for "cause" or without "good reason," the named executive officer will be entitled to receive the same severance payments and benefits as described above (not in connection with a change in control) with respect to a termination due to disability or death or for "cause," respectively. If payments would subject the named executive officer to excise tax under Section 4999 of the Code, or the Company would be denied a deduction under Section 280G of the Code, then the amounts otherwise payable to the named executive officer will be reduced by the minimum amount necessary to ensure the named executive officer will not be subject to such excise tax and the Company will not be denied any such deduction.

Under each of the executive transition agreements, a "change in control" would generally occur upon any of the following:

- any person becomes the beneficial owner of 40% or more of the combined voting power of our then outstanding voting securities;

- a consolidation, merger or reorganization of us, unless (i) our stockholders immediately prior to such transaction own at least a majority of the voting power of the outstanding voting securities of the resulting entity, (ii) the members of our Board immediately prior to the execution of the agreement providing for such a transaction constitute a majority of the board of directors of the surviving corporation or of its majority stockholder, and (iii) no person beneficially owns more than 40% of the combined voting power of the then outstanding voting securities of the surviving corporation other than a person who is (a) us or a subsidiary of us, (b) an employee benefit plan maintained by us, the surviving corporation or any subsidiary, or (c) the beneficial owner of 40% or more of the combined voting power of our outstanding voting securities immediately prior to such transaction;

- individuals who constitute our entire Board (the "Incumbent Board") cease to constitute a majority of our Board, provided that anyone who becomes a director and whose appointment or nomination for election was approved by at least two-thirds of our directors at the time shall be considered as though such individual were a member of the Incumbent Board; or

- a complete liquidation or dissolution of us, or a sale or other disposition of all or substantially all of our assets (other than to an entity described in the second bullet point above).

Loyalty and Confidentiality Agreements executed in connection with our executive transition agreements provide non-competition and non-solicitation provisions for the benefit of the Company that remain in effect during the period of employment and an additional period of one-and-a-half to two years thereafter.

Arrangements with Respect to Long-Term Incentive Plans

RSUs

Pursuant to restricted stock unit award agreements under the 2021 Plan, if the award holder's employment with us is terminated because of death or disability, then any unvested restricted stock units will vest on the date of such termination of employment. In addition, upon the termination of the award holder's employment or other service with us for any reason other than disability or death or a change-in-control, any unvested restricted stock units will thereupon terminate and be canceled.

PSUs

Pursuant to performance stock unit award agreements under the 2021 Plan, if the award holder's employment with us is terminated because of death or disability, then any unvested performance stock units will vest on a pro-rata basis at target (as determined by the Compensation Committee) on the date of such termination of employment. In addition, upon the termination of the award holder's employment or other service with us for any reason other than disability or death or a change-in-control, any unvested performance stock units will thereupon terminate and be canceled.

Options

Pursuant to stock option agreements under the 2021 Plan, if the award holder's employment with us is terminated because of death or disability, any options that are vested and exercisable on the date of termination will remain exercisable for 12 months thereafter, but not beyond the term of the agreement. If the award holder's employment is terminated by us for "cause," then the options (whether or not then vested and exercisable) will immediately terminate and cease to be exercisable. If the award holder's employment with us is terminated for any other reason, any options that are vested and exercisable as of the date of termination will remain exercisable for three months thereafter, but not beyond the term of the agreement.

"Double Trigger" Change-in-Control Provisions

The 2021 Plan provides for double-trigger vesting of awards upon a qualifying termination in connection with a change in control. If an award holder's employment or other service is terminated by the Company or any successor entity thereto without "cause" or by the award holder for "good reason" (as each such term is defined in the applicable award agreement or an award holder's executive transition agreement or employment agreement, if applicable) upon or within two (2) years after a "change in control" (as defined in the 2021 Plan), (1) each award granted to such award holder prior to such change in control will become fully vested (including the lapsing of all restrictions and conditions) and, as applicable, exercisable as of the date of such termination of employment or other service, and (2) any shares deliverable pursuant to stock units will be delivered promptly (but no later than fifteen (15) days) following such termination.

As of the change in control date, any outstanding performance-based awards will be deemed earned at the greater of the target level and the actual performance level through the change in control date for all open performance periods and will cease to be subject to any further performance conditions but will continue to be subject to time-based vesting following the change in control in accordance with the original vesting and/or performance period and subject to the provisions of clause (1) in the paragraph above.

Under the 2021 Plan, a "change in control" means the occurrence of any of the following:

(i)   any "person" (as that term is used in Sections 13(d) and 14(d)(2) of the Exchange Act), is or becomes the beneficial owner (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities representing 30% or more of the combined voting power of the then outstanding securities of the Company eligible to vote for the election of the members of the Board (the "Company Voting Securities"), unless (A) such person is the Company, (B) such person is an employee benefit plan (or a trust which is a part of such a plan) which provides benefits exclusively to, or on behalf of, employees or former employees of the Company, (C) such person is the award holder, an entity controlled by the award holder or a group which includes the award holder, or (D) such person acquired such securities in a Non-Qualifying Transaction (as defined in clause (iv) below);

(ii)   during any period of not more than twelve (12) months, individuals who constitute the Board as of the beginning of the period (the "Incumbent Directors") cease for any reason to constitute at least a majority of the Board, provided that any person becoming a director subsequent to the beginning of such period, whose election or nomination for election was approved by a vote of at least a majority of the Incumbent Directors then on the Board (either by a specific vote or by approval of the Company's proxy statement in which such person is named as a nominee for director, without written objection to such nomination) will be an Incumbent Director; provided, however, that no individual initially elected or nominated as a director of the Company as a result of an actual or publicly threatened election contest with respect to directors or as a result of any other actual or publicly threatened solicitation of proxies by or on behalf of any person other than the Board will be deemed to be an Incumbent Director;

(iii) any dissolution or liquidation of the Company or any sale or the disposition of all or substantially all of the assets or business of the Company; or

(iv) the consummation of any reorganization, merger, consolidation or share exchange or similar form of corporate transaction involving the Company (a "Business Combination"), unless immediately following such Business Combination: (A) more than 50% of the total voting power of (x) the entity resulting from such Business Combination (the "Surviving Entity"), or (y) if applicable, the ultimate parent corporation that directly or indirectly has beneficial ownership of at least 95% of the voting power, is represented by Company Voting Securities that were outstanding immediately prior to such Business Combination (or, if applicable, is represented by shares into which such Company Voting Securities were converted pursuant to such Business Combination), and such voting power among the holders thereof is in substantially the same proportion as the voting power of such Company Voting Securities among the holders thereof immediately prior to the Business Combination; (B) no person (other than any employee benefit plan (or related trust) sponsored or maintained by the Surviving Entity or the parent), is or becomes the beneficial owner, directly or indirectly, of 30% or more of the total voting power of the outstanding voting securities eligible to elect directors of the parent (or, if there is no parent, the Surviving Entity); and (C) at least a majority of the members of the board of directors of the parent (or, if there is no parent, the Surviving Entity) following the consummation of the Business Combination were Incumbent Directors at the time of the Board's approval of the execution of the initial agreement providing for such Business Combination (any Business Combination which satisfies all of the criteria specified in (A), (B) and (C) of this clause (iv) will be deemed to be a "Non-Qualifying Transaction").

Policies and Risk Mitigation

Compensation-Related Risk

The Compensation Committee believes that the design of our compensation programs, including our executive compensation program, does not encourage our executives or employees to take unnecessary and excessive risks and that the risks arising from these programs are not reasonably likely to have a material adverse effect on us. The Compensation Committee considered the following factors in making that determination:

- The allocation among the components of direct annual compensation provides an appropriate balance between annual and long-term incentives and between fixed and performance-based compensation.

- The performance measures and the multi-year vesting features of the long-term equity incentive compensation component encourage participants to seek sustainable growth and value creation.

- Inclusion of share-based compensation through the long-term equity incentive compensation component encourages appropriate decision-making that is aligned with the long-term interests of our stockholders.

- Our annual cash incentive program and the awards of restricted stock with performance-based vesting contain provisions with respect to our achievement of the applicable performance target such that each participant may receive either (1) an additional payout pursuant to such award in the event that we exceed the applicable performance target, or (2) none or only a portion of the target payout pursuant to such award in the event that we approach, yet fail to achieve, the target level of performance.

- The various governance policies we have adopted to align the interests of our top management with those of our stockholders and to motivate sustainable growth, including equity ownership guidelines, hedging and pledging restrictions and our clawback policy, as described below.

- We maintain a values-driven, ethics-based culture supported by a strong tone at the top.

Equity Ownership Guidelines

We believe that our Chief Executive Officer, executive vice presidents, senior vice presidents and vice presidents should have a meaningful financial stake in the Company to ensure that their interests are aligned with those of our stockholders. To that end, in December 2020, the Board adopted new equity ownership guidelines to define our expectations for our Chief Executive Officer, executive vice presidents, senior vice presidents and vice presidents, which replaced our prior equity ownership guidelines. Under these guidelines, our Chief Executive Officer, executive vice presidents, senior vice presidents and vice presidents are expected to own shares of our common stock having a value equal to a designated multiple of his or her annual base salary by the later of (1) December 1, 2025 and (2) five years after the date on which he or she was appointed to his or her position.

Executive Positions	Ownership Requirement
Chief Executive Officer	5 times annual base salary
Executive Vice President	3 times annual base salary

Shares of our common stock that count toward meeting the foregoing equity ownership requirements include:

- shares of our common stock directly or indirectly beneficially owned outright, including as a result of fully vested awards from previous grants to the executive by the Company;

- shares of our common stock held through any Company benefit plan, including the Company's 401(k) plan, Non-Qualified Deferred Compensation Plan or any employee stock purchase plan; and

- unvested time-based restricted stock awards or restricted stock units granted to the executive by the Company.

Neither (i) unvested performance-based stock awards or performance stock units, nor (ii) unexercised stock options (whether vested or unvested) count toward meeting the equity ownership requirements.

Hedging and Pledging Restrictions

Our insider trading policy prohibits our directors, officers and employees, and members of their households, certain of their family members and certain other natural or legal persons or entities (i) whose management responsibilities are discharged by, (ii) who are directly or indirectly controlled by or (iii) whose economic interests are substantially equivalent to those of any of the foregoing persons, from engaging in hedging, monetization or options transactions related to our securities or transactions involving any derivative security of the Company or other financial instruments that provide the economic equivalent of ownership of our common stock or an opportunity, whether direct or indirect, to profit from any change in the value of our common stock, such as prepaid variable forward contracts, puts, calls, equity swaps, credit default swaps and collars.

In addition, our insider trading policy prohibits (i) short sales of any securities of the Company, including through any "sale against the box" (sales with delayed delivery) and (ii) the holding of securities of the Company in a margin account or pledging securities of the Company as collateral for a loan, in each case unless they are treated as non-marginable by the brokerage firm.

Clawback Policy

In accordance with the rules adopted by the SEC and Nasdaq, our Board has adopted an amended clawback policy effective as of December 1, 2023 that requires the Company to recover any compensation that is granted, earned or vested based wholly or in part upon the attainment of any financial reporting measure in the event that the Company is required to prepare a financial restatement to correct a material error. This clawback policy replaced the Company's previous clawback policy, which was adopted in September 2022.

Compensation Committee Interlocks and Insider Participation

Messrs. Hetrick, Lewis and Silver and Ms. You each served as members of the Compensation Committee for all or a portion of 2023. Each such member is, or former member (in the cases of Messrs. Hetrick and Silver) was, independent and no member of the Compensation Committee (1) has ever been employed by us, as an officer or otherwise, or (2) has or had any relationships requiring disclosure in this proxy statement pursuant to Item 404(a) of Regulation S-K.

In addition, during 2023, none of our executive officers served as a member of the compensation or similar committee or as a member of the board of directors of any other entity having an executive officer that also served on the Compensation Committee or Board of Upbound.

Section 162(m)

Section 162(m) of the Code generally prohibits a federal income tax deduction to public companies for compensation over $1,000,000 paid to a "covered employee." A "covered employee" includes (a) the Chief Executive Officer, (b) the Chief Financial Officer, (c) the three other most highly compensated executive officers, and (d) any individual who was a covered employee for any taxable year beginning after December 31, 2016. The Compensation Committee is not limited to paying compensation that is fully deductible and may determine it is appropriate to provide compensation that may exceed deductibility limits in order to recognize performance, meet market demands, retain key executives, and take into account other appropriate considerations.

Compensation Committee Report

The material in this Report is not "soliciting material", is not deemed "filed" with the SEC and is not to be incorporated by reference into any filing under the Securities Act or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation by reference language in such filing.

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with our management and, based upon such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in the proxy statement on Schedule 14A related to the 2024 Annual Meeting, for filing with the SEC.

COMPENSATION COMMITTEE

Glenn Marino, Chairman
Molly Langenstein
Harold Lewis
Jen You

COMPENSATION TABLES

The following compensation tables in this proxy statement have been prepared pursuant to SEC rules. Although some amounts (e.g., salary, bonus and non-equity incentive plan compensation) represent actual dollars paid to a named executive officer, other amounts are estimates based on certain assumptions about future circumstances (e.g., payments upon termination of a named executive officer's employment) or may represent dollar amounts recognized for financial statement reporting purposes in accordance with accounting rules, but do not represent actual dollars received by the named executive officer (e.g., dollar values of stock awards and option awards). The footnotes and other explanations to the Summary Compensation table and the other tables herein contain important estimates, assumptions and other information regarding the amounts set forth in the tables and should be considered together with the quantitative information in the tables.

Summary Compensation Table

The following table summarizes the compensation earned by our named executive officers in fiscal year 2023, as well as the compensation earned by such individuals in each of fiscal year 2022 and fiscal year 2021, if serving as a named executive officer during that time. Except for a one-time signing bonus for Mr. Karam (which was paid in two equal installments in each of 2022 and 2023) and a one-time signing bonus for Mr. Gautam (which was paid in two installments in 2023 and 2024), our named executive officers were not entitled to receive payments that would be characterized as "Bonus" payments for purposes of the Summary Compensation Table for 2023, 2022 and 2021.

Name and Principal Position	Year	Salary	Bonus	Stock Awards[1]	Option Awards[1]	Non-Equity Incentive Plan Compensation[2]	All Other Compensation[3]	Total
Mitchell Fadel *Chief Executive Officer*	2023	$ 1,100,000	$ —	$ 6,502,656	$ —	$ 2,138,400	$ 49,995	$ 9,791,051
	2022	$ 1,100,000	$ —	$ 5,116,846	$ —	$ —	$ 63,204	$ 6,280,050
	2021	$ 1,078,846	$ —	$ 9,296,543[8]	$ —	$ 1,900,800	$ 65,496	$ 12,341,685
Fahmi Karam[4][5] *Executive Vice President - Chief Financial Officer*	2023	$ 1,000,000	$ 500,000	$ 3,561,176	$ —	$ 864,008	$ 41,947	$ 5,967,131
	2022	$ 153,846	$ 500,000	$ 1,999,992	$ —	$ —	$ —	$ 2,653,838
Anthony Blasquez *Executive Vice President - Rent-A-Center*	2023	$ 444,554	$ —	$ 897,446	$ —	$ 388,800	$ 33,236	$ 1,764,036
	2022	$ 422,931	$ —	$ 477,942	$ —	$ —	$ 27,295	$ 928,168
	2021	$ 397,308	$ —	$ 751,418[8]	$ —	$ 288,640	$ 12,189	$ 1,449,555
Tyler Montrone[4][6] *Executive Vice President - Acima*	2023	$ 440,385	$ —	$ 897,446	$ —	$ 388,800	$ 35,504	$ 1,762,135
Sudeep Gautam[4][6][7] *Executive Vice President - Chief Technology and Digital Officer*	2023	$ 424,039	$ 200,000	$ 576,933	$ —	$ 583,200	$ 24,514	$ 1,808,686

(1) The amounts reflected in this column are the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 for each award of stock option, restricted stock unit and performance stock unit awards in 2023, 2022 and 2021 to the applicable named executive officer. Assumptions used in the calculation of these amounts are included in Note O to our audited financial statements for our fiscal year ended December 31, 2023, included in our 2023 Form 10-K and our Annual Reports on Form 10-K for prior years.
For performance stock unit awards granted in February 2023, the maximum performance shares payable, and corresponding maximum aggregate value based on the grant date fair value of such awards, are (i) 317,842 shares and $10,266,297 for Mr. Fadel, (ii) 174,066 shares and $5,622,332 for Mr. Karam, (iii) 43,866 shares and $ 1,416,872 for Mr. Blasquez, (iv) 43,866 shares and $1,416,872 for Mr. Montrone and (v) 28,200 shares and $910,860 for Mr. Gautam.
(2) Represents the cash awards which were payable under our annual cash incentive program with respect to services for the year indicated.None of our named executive officers in the 2022 annual cash incentive program received any bonus plan payout with respect to the 2022 performance year, as described in the section "Compensation Discussion and Analysis — Annual Cash Incentive Compensation" in the Company's 2023 proxy statement.
(3) For 2023, represents the compensation as described in the "All Other Compensation" table below.
(4) 2021 compensation is not shown for Messrs. Karam, Montrone and Gautam because they were not named executive officers for 2021.
(5) Mr. Karam joined the Company and was named Executive Vice President — Chief Financial Officer effective as of October 31, 2022. Mr. Karam received a signing bonus pursuant to his offer letter of $1,000,000, 50% of which was paid in 2022 and the remaining 50% of which was paid in 2023. In determining the signing bonus, the Compensation Committee considered that Mr. Karam joined the Company late in 2022 and would not be eligible for a 2022 annual incentive bonus.
(6) 2022 compensation is not shown for Messrs. Montrone and Gautam because they were not named executive officers for 2022.
(7) Mr. Gautam joined the Company and was named Executive Vice President — Chief Technology and Digital Officer effective as of January 16, 2023. Mr. Gautam received a signing bonus pursuant to his offer letter of $300,000, two thirds of which was paid in 2023 and the remaining one third of which was paid in 2024 and is subject to repayment in the event of certain terminations of Mr. Gautam's

employment within the first 18 months of his employment. In determining the signing bonus, the Compensation Committee considered the foregone compensation opportunities at Mr. Gautam's former employer.

(8) These amounts reflect the aggregate grant date fair value of restricted stock unit and performance stock unit awards granted in 2021 and the incremental change in fair value as of stockholder approval of our 2021 Plan, each computed in accordance with FASB ASC Topic 718. These amounts have been updated from disclosures in the Company's Definitive Proxy Statements filed on April 25, 2023 and April 25, 2022, which inadvertently did not reflect the incremental change in fair value as of stockholder approval of our 2021 Plan.

All Other Compensation

The following table provides information regarding each component of compensation for 2023 included in the All Other Compensation column in the Summary Compensation Table above.

Name	Company Matching Contributions[1]	Value of Insurance Premiums[2]	Other[3]	Total
Mitchell Fadel	$ 9,335	$ 35,954	$ 4,706	$ 49,995
Fahmi Karam	$ 11,827	$ 19,039	$11,081	$ 41,947
Anthony Blasquez	$ 7,844	$ 21,848	$ 3,544	$ 33,236
Tyler Montrone	$ 8,473	$ 22,008	$ 5,023	$ 35,504
Sudeep Gautam	$ —	$ 15,382	$ 9,132	$ 24,514

(1) Represents contributions or other allocations made by us to our 401(k) Retirement Savings Plan and/or Deferred Compensation Plan.
(2) Represents premiums paid by the Company for medical, long-term disability and life insurance.
(3) Represents fees paid by us for an annual executive physical examination. Mr. Karam's "Other" also includes COBRA assistance provided during the waiting period for eligibility for Company medical benefits.

Grants of Plan-Based Awards

The table below sets forth information about plan-based awards granted to the named executive officers during 2023 under the 2023 annual cash incentive program and the 2021 Plan.

Name	Grant Date	Committee Approval Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units[3]	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Closing Price on Grant Date	Grant Date Fair Value of Stock and Option Awards[4]
			Threshold	Target	Maximum	Threshold	Target	Maximum					
Mitchell Fadel													
Short-Term Incentive	—	2/9/2023	$148,500	$1,485,000	$2,970,000	—	—	—	—	—	—	—	—
Restricted Stock Units	2/24/2023	2/9/2023	—	—	—	—	—	—	51,082	—	—	$26.78	$1,369,508
Performance Stock Units	2/24/2023	2/9/2023	—	—	—	0	158,921	317,842	—	—	—	$26.78	$5,133,148
Fahmi Karam													
Short-Term Incentive	—	2/9/2023	$ 60,000	$ 600,000	$1,200,000	—	—	—	—	—	—	—	—
Restricted Stock Units	2/24/2023	2/9/2023	—	—	—	—	—	—	27,975	—	—	$26.78	$ 750,010
Performance Stock Units	2/24/2023	2/9/2023	—	—	—	0	87,033	174,066	—	—	—	$26.78	$2,811,166
Anthony Blasquez													
Short-Term Incentive	—	2/9/2023	$ 27,000	$ 270,000	$ 540,000	—	—	—	—	—	—	—	—
Restricted Stock Units	2/24/2023	2/9/2023	—	—	—	—	—	—	7,050	—	—	$26.78	$ 189,011
Performance Stock Units	2/24/2023	2/9/2023	—	—	—	0	21,933	43,866	—	—	—	$26.78	$ 708,436
Tyler Montrone													
Short-Term Incentive	—	2/9/2023	$ 27,000	$ 270,000	$ 540,000	—	—	—	—	—	—	—	—
Restricted Stock Units	2/24/2023	2/9/2023	—	—	—	—	—	—	7,050	—	—	$26.78	$ 189,011
Performance Stock Units	2/24/2023	2/9/2023	—	—	—	0	21,933	43,866	—	—	—	$26.78	$ 708,436
Sudeep Gautam													
Short-Term Incentive	—	2/9/2023	$ 40,500	$ 405,000	$ 810,000	—	—	—	—	—	—	—	—
Restricted Stock Units	2/24/2023	2/9/2023	—	—	—	—	—	—	4,532	—	—	$26.78	$ 121,503
Performance Stock Units	2/24/2023	2/9/2023	—	—	—	0	14,100	28,200	—	—	—	$26.78	$ 455,430

(1) These columns show the potential value of the payout of the annual cash incentive bonuses for 2023 performance for each named executive officer if the threshold, target and maximum performance levels are achieved. The potential payout is performance-based and driven by company performance. The actual amount of the annual cash incentive bonuses paid for 2023 performance is shown in the Summary Compensation Table under the "Non-Equity Incentive Plan Compensation" column.

(2) Represents performance-based restricted stock units that vest depending on our relative TSR performance over a three-year measurement period as compared to the S&P 1500 Specialty Retail Index and if the named executive officer remains an employee through the end of such vesting period. The issuance of the stock underlying the performance-based restricted stock units granted to our named executive officers will range from a minimum of zero shares if our relative TSR performance is below the 25th percentile, to the maximum number of shares if our relative TSR performance ranks at least the 90th percentile.

(3) Represents restricted stock units that vest ratably over a three-year period of continuous employment with us from February 24, 2023.

(4) See footnote 1 to the "Summary Compensation Table" for a description of the method used to determine the grant date fair value of stock and option awards. This value may differ from the value represented in the "Summary Compensation Table" due to rounding.

Outstanding Equity Awards at Fiscal Year End

The following table provides information regarding stock options and restricted stock units held by the named executive officers that were outstanding at December 31, 2023.

	OPTION AWARDS				STOCK AWARDS	
Name	Number of Securities Underlying Unexercised Options - Exercisable	Number of Securities Underlying Unexercised Options - Unexercisable	Option Exercise Price	Option Expiration Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[1]
Mitchell Fadel	80,197	—	$ 8.22	2/23/2028	8,498[3]	$ 288,677
	75,027	—	$20.87	4/1/2029	31,586[4]	$1,072,976
	90,743	30,248[2]	$24.77	2/26/2030	51,082[5]	$1,735,256
	—	—	—	—	77,768[6]	$2,641,779
	—	—	—	—	146,667[7]	$4,982,278
	—	—	—	—	158,921[8]	$5,398,546
Fahmi Karam	—	—	—	—	62,716[9]	$2,130,463
	—	—	—	—	27,975[5]	$ 950,311
	—	—	—	—	87,033[8]	$2,956,511
Anthony Blasquez	3,739	1,246[2]	$24.77	2/26/2030	687[3]	$ 23,337
	7,500	2,500[10]	$26.62	7/1/2030	2,951[4]	$ 100,245
	—	—	—	—	7,050[5]	$ 239,489
	—	—	—	—	6,286[6]	$ 213,535
	—	—	—	—	13,700[7]	$ 465,389
	—	—	—	—	21,933[8]	$ 745,064
Tyler Montrone	—	—	—	—	912[3]	$ 30,981
	—	—	—	—	3,391[4]	$ 115,192
	—	—	—	—	7,050[5]	$ 239,489
	—	—	—	—	8,348[6]	$ 283,582
	—	—	—	—	15,743[7]	$ 534,790
	—	—	—	—	21,933[8]	$ 745,064
Sudeep Gautam	—	—	—	—	4,532[5]	$ 153,952
	—	—	—	—	14,100[8]	$ 478,977

(1) Calculated by reference to the closing price for shares of our common stock on the Nasdaq Global Select Market on December 29, 2023, which was $33.97.

(2) These options to purchase shares of our common stock vested on February 26, 2024.

(3) Represents the number of shares of our common stock that vested and became issuable pursuant to the time-based restricted stock unit awards upon the named executive officer's completion of three years of continuous employment with us from February 26, 2021.

(4) Represents the number of shares of our common stock that will vest and become issuable pursuant to the time-based restricted stock unit awards upon the named executive officer's completion of three years of continuous employment with us from February 25, 2022.

(5) Represents the number of shares of our common stock that will vest and become issuable pursuant to the time-based restricted stock unit awards upon the named executive officer's completion of three years of continuous employment with us from February 24, 2023.

(6) Represents the number of shares of our common stock that vested and became issuable pursuant to the performance-based restricted stock unit awards based on our relative TSR performance as compared to the S&P 1500 Specialty Retail Index for the three-year period ended December 31, 2023, so long as the named executive officer remained an employee through December 31, 2023. Our relative TSR performance as compared to the S&P 1500 Specialty Retail Index for the three-year period ended December 31, 2023, ranked at the 32nd percentile, which resulted in 50% of the shares vesting.

(7) Represents the number of shares of our common stock that may vest and become issuable pursuant to the performance-based restricted stock unit awards based on our relative TSR performance as compared to the S&P 1500 Specialty Retail Index for the three-year period ending December 31, 2024, so long as the named executive officer remains an employee through December 31, 2024.

(8)   Represents the number of shares of our common stock that may vest and become issuable pursuant to the performance-based restricted stock unit awards based on our relative TSR performance as compared to the S&P 1500 Specialty Retail Index for the three-year period ending December 31, 2025, so long as the named executive officer remains an employee through December 31, 2025.

(9)   Represents the number of shares of our common stock that will vest and become issuable pursuant to the time-based restricted stock unit awards upon the named executive officer's completion of three years of continuous employment with us from November 4, 2022.

(10) These options to purchase shares of our common stock vest on July 1, 2024.

Option Exercises and Stock Vested

The following table reflects certain information with respect to options exercised by our named executive officers during the 2023 fiscal year, as well as applicable stock awards that vested during the 2023 fiscal year:

	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise	Value Realized on Exercise	Number of Shares Acquired on Vesting	Value Realized on Vesting
Mitchell Fadel	—	$ —	124,321	$3,337,933
Fahmi Karam	—	$ —	31,357	$ 893,518
Anthony Blasquez	8,881	$180,255	6,260	$ 167,294
Tyler Montrone	—	$ —	2,555	$ 66,975
Sudeep Gautam	—	$ —	—	$ —

Non-Qualified Deferred Compensation

The Upbound Group, Inc. Deferred Compensation Plan is an unfunded, non-qualified deferred compensation plan for a select group of our key management personnel and highly compensated employees. The Deferred Compensation Plan first became available to eligible employees in July 2007, with deferral elections taking effect as of August 3, 2007. The Deferred Compensation Plan allows participants to defer up to 50% of their base compensation and up to 100% of any bonus compensation. Participants may invest the amounts deferred in measurement funds that are the same funds offered as the investment options in our 401(k) Retirement Savings Plan. We may make discretionary contributions to the Deferred Compensation Plan, which are subject to a two-year graded vesting schedule based on the participant's years of service with us. Consistent with last year, we made matching contributions in 2023 of 50% of the employee's aggregate contributions to the Deferred Compensation Plan and the 401(k) Retirement Savings Plan, up to an amount not to exceed 6% of such employee's compensation. These matching contributions are allocated to each of the Deferred Compensation Plan and the 401(k) Retirement Savings Plan based on the participant's contributions to the respective plan for the year and, as a result, such allocations may vary year-to-year. We are obligated to pay the deferred compensation amounts in the future in accordance with the terms of the Deferred Compensation Plan.

The following table provides information for the named executive officers regarding contributions, earnings and balances for our Deferred Compensation Plan:

Name	Executive Contributions in FY 2023[1]	Registrant Contributions in FY 2023[1][2]	Aggregate Earnings in FY 2023	Aggregate Withdrawals/ Distributions	Aggregate Balance at FYE 2023[3]
Mitchell Fadel	$ 66,000	$ 635[4]	$ 90,400	$ —	$ 676,434
Fahmi Karam	$ —	$ —	$ —	$ —	$ —
Anthony Blasquez	$ —	$ —	$ 1,844	$ —	$ 7,137
Tyler Montrone	$ —	$ —	$ —	$ —	$ —
Sudeep Gautam	$ —	$ —	$ —	$ —	$ —

(1) The entirety of the executive contributions and registrant contributions are reported in the "Summary Compensation Table" above as compensation of the named executive officer for the year ended December 31, 2023.

(2) Represents matching contributions or other allocations made by us under our Deferred Compensation Plan which amount was also reported as compensation in the table appearing in the section "Compensation Tables — Summary Compensation Table" above in this proxy statement.

(3) Of these amounts, the following aggregate amounts are reported in the "Summary Compensation Table" above as compensation of the named executive officer for the years ended December 31, 2023, 2022 and 2021: Mr. Fadel — $243,426 and Mr. Blasquez — $0. Messrs. Karam, Montrone and Gautam are not participants in the Deferred Compensation Plan.

(4) Reflects our matching contribution to the Deferred Compensation Plan in respect of Mr. Fadel's contributions to such plan in 2023. Our other matching contributions were made to the 401(k) Retirement Savings Plan in respect of Mr. Fadel's contributions to such plan in 2023.

No Pension Benefits

We do not sponsor or maintain any plans that provide for specified retirement payments or benefits, such as tax-qualified defined benefit plans or supplemental executive retirement plans.

Potential Payments and Benefits Upon Termination Without a Change in Control

The following table provides quantitative disclosure of the estimated payments that would be made under the severance agreements to the named executive officers, as well as the amounts our named executive officers would receive upon the exercise of the equity and cash awards held by them on December 31, 2023, the last day of our fiscal year 2023, assuming that:

- each named executive officer's employment with us was terminated on December 31, 2023, and was not in connection with an event which constituted a "change in control" or an "exchange transaction" under any agreement or plan described above;

- amounts payable to each named executive officer would not subject such person to excise tax under Section 4999 of the Code and the Company would not be denied a deduction under Section 280G of the Code;

- the base salary earned by each named executive officer for his or her services to us through December 31, 2023 has been fully paid to such named executive officer;

- the Board determined that the annual bonus for 2023 that would have been earned by each of Messrs. Karam, Blasquez, Montrone and Gautam was equal to the actual bonus awarded to such named executive officer for 2023;

- to the extent not otherwise terminated in connection with the named executive officer's termination, each of our named executive officers sold the shares of our common stock underlying their previously unvested performance stock units, at the target level of performance, and restricted stock units at the closing price for shares of our common stock on the Nasdaq Global Select Market on December 29, 2023, which was $33.97; and

- any outstanding equity-based awards held by our named executive officers that vested prior to December 31, 2023 were exercised and distributed prior to December 31, 2023.

Name	Cash Severance Payout	Continuation of Medical Benefits[1]	Acceleration of Outstanding Awards	Total Termination Benefits
Mitchell Fadel				
Termination by Us without "Cause" or by Mr. Fadel for "Good Reason"	$ 5,170,000	$30,418	—	$ 5,200,418
Termination by Us for "Cause" or by Mr. Fadel without "Good Reason"	—	—	—	—
Termination due to Mr. Fadel's disability or death[2]	—	$30,418	$10,881,178	$10,911,596
Termination by Mr. Fadel for Reason other than disability, death or for "Good Reason"	—	—	—	—
Fahmi Karam				
Termination by Us without "Cause" or by Mr. Karam for "Good Reason"	$ 2,364,008	$35,048	—	$ 2,399,056
Termination by Us for "Cause" or by Mr. Karam without "Good Reason"	—	—	—	—
Termination due to Mr. Karam's disability or death	$ 864,008	$23,365	$ 4,065,291	$ 4,952,664
Termination by Mr. Karam for Reason other than disability or death or for "Good Reason"	—	—	—	—

Name	Cash Severance Payout	Continuation of Medical Benefits[1]	Acceleration of Outstanding Awards	Total Termination Benefits
Anthony Blasquez				
Termination by Us without "Cause" or by Mr. Blasquez for "Good Reason"	$1,280,280	$35,048	—	$1,315,328
Termination by Us for "Cause" or by Mr. Blasquez without "Good Reason"	—	—	—	—
Termination due to Mr. Blasquez's disability or death	$ 388,800	$23,365	$1,135,128	$1,547,293
Termination by Mr. Blasquez for Reason other than disability or death or for "Good Reason"	—	—	—	—
Tyler Montrone				
Termination by Us without "Cause" or by Mr. Montrone for "Good Reason"	$1,063,800	$35,048	—	$1,098,848
Termination by Us for "Cause" or by Mr. Montrone without "Good Reason"	—	—	—	—
Termination due to Mr. Montrone's disability or death	$ 388,800	$23,365	$1,034,566	$1,446,731
Termination by Mr. Montrone for Reason other than disability or death or for "Good Reason"	—	—	—	—
Sudeep Gautam				
Termination by Us without "Cause" or by Mr. Gautam for "Good Reason"	$1,258,200	$35,048	—	$1,293,248
Termination by Us for "Cause" or by Mr. Gautam without "Good Reason"	—	—	—	—
Termination due to Mr. Gautam's disability or death	$ 583,200	$23,365	$ 313,451	$ 920,016
Termination by Mr. Gautam for Reason other than disability or death or for "Good Reason"	—	—	—	—

(1) *The amounts listed herein reflect the value of medical insurance coverage that would be extended to a named executive officer following termination; provided, however, such named executive officer would continue to be responsible for normal employee premium contributions.*

(2) *Per the terms of his employment agreement, upon a termination due to Mr. Fadel's disability or death without a change in control, Mr. Fadel receives a pro-rata bonus calculated based upon his bonus amount from the previous year, and no bonus was paid for 2022.*

Potential Payments and Benefits Upon Termination With a Change in Control

The following table provides quantitative disclosure of the estimated payments that would be made under the employment or severance agreements to our named executive officers, as of December 31, 2023, the last day of our fiscal year 2023, assuming that:

- each named executive officer's employment with us was terminated and an event which constituted a "change in control" or an "exchange transaction" under any agreement or plan described above both occurred on December 31, 2023;

- amounts payable to each named executive officer would not subject such person to excise tax under Section 4999 of the Code and the Company would not be denied a deduction under Section 280G of the Code;

- the base salary earned by each named executive officer for his or her services to us through December 31, 2023 has been fully paid to such named executive officer;

- the Board determined that the annual bonus for 2023 that would have been earned by each of Messrs. Fadel, Karam, Blasquez, Montrone and Gautam was equal to the actual bonus awarded to such named executive officer for 2023;

- with respect to equity-based awards awarded pursuant to the 2021 Plan and certain prior equity plans, the Board does not direct such outstanding awards to be converted into awards with respect to shares of stock following the change in control or exchange;

- any outstanding equity-based awards held by our named executive officers that vested prior to December 31, 2023 were exercised and distributed prior to December 31, 2023; and

- to the extent not otherwise terminated in connection with the named executive officer's termination, each of our named executive officers sold the shares of our common stock underlying their previously unvested equity-based awards (at the

target level of performance for performance stock units) at the closing price for shares of our common stock on the Nasdaq Global Select Market on December 29, 2023.

Name	Cash Severance Payout	Continuation of Medical Benefits[1]	Acceleration of Outstanding Awards	Total Termination Benefits
Mitchell Fadel				
Termination by Us without "Cause" or by Mr. Fadel for "Good Reason"	$ 5,170,000	$30,418	$16,397,794	$21,598,212
Termination by Us for "Cause" or by Mr. Fadel without "Good Reason"	—	—	—	—
Termination due to Mr. Fadel's disability or death[2]	—	$30,418	$16,397,794	$16,428,212
Fahmi Karam				
Termination by Us without "Cause" or by Mr. Karam for "Good Reason"	$ 2,864,008	$46,731	$ 6,037,284	$ 8,948,023
Termination by Us for "Cause" or by Mr. Karam without "Good Reason"	—	—	—	—
Termination due to Mr. Karam's disability or death	$ 864,008	$46,731	$ 6,037,284	$ 6,948,023
Anthony Blasquez				
Termination by Us without "Cause" or by Mr. Blasquez for "Good Reason"	$ 1,577,440	$46,731	$ 1,816,898	$ 3,441,069
Termination by Us for "Cause" or by Mr. Blasquez without "Good Reason"	—	—	—	—
Termination due to Mr. Blasquez's disability or death	$ 388,800	$46,731	$ 1,816,898	$ 2,252,429
Tyler Montrone				
Termination by Us without "Cause" or by Mr. Montrone for "Good Reason"	$ 1,288,800	$46,731	$ 1,949,097	$ 3,284,628
Termination by Us for "Cause" or by Mr. Montrone without "Good Reason"	—	—	—	—
Termination due to Mr. Montrone's disability or death	$ 388,800	$46,731	$ 1,949,097	$ 2,384,628
Sudeep Gautam				
Termination by Us without "Cause" or by Mr. Gautam for "Good Reason"	$ 1,483,200	$46,731	$ 632,929	$ 2,162,860
Termination by Us for "Cause" or by Mr. Gautam without "Good Reason"	—	—	—	—
Termination due to Mr. Gautam's disability or death	$ 583,200	$46,731	$ 632,929	$ 1,262,860

(1)   The amounts listed herein reflect the value of medical insurance coverage that would be extended to a named executive officer following termination; provided, however, such named executive officer would continue to be responsible for normal employee premium contributions.

(2)   Per the terms of his employment agreement, upon a termination due to Mr. Fadel's disability or death in connection with a change in control, Mr. Fadel is eligible to receive the same severance payments and benefits as described above for a termination due to Mr. Fadel's disability or death without a change in control. Accordingly, Mr. Fadel is eligible to receive a pro-rata bonus calculated based upon his bonus amount from the previous year; however, no bonus was paid for 2022.

Equity Compensation Plan Information

The following table sets forth certain information concerning all equity compensation plans previously approved by our stockholders and all equity compensation plans not previously approved by our stockholders as of December 31, 2023.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights[1]	Number of securities remaining available for future issuance under equity compensation plan[2]
Equity compensation plans approved by security holders	655,643	$ 22.36	6,832,305
Equity compensation plans not approved by security holders	—	—	—
Total	655,643	$ 22.36	6,832,305

(1)	Reflects the weighted-average exercise price of outstanding options as of December 31, 2023. The weighted average grant date fair value of outstanding restricted stock units and performance stock units as of December 31, 2023 was $37.10.

(2)	Pursuant to the terms of the Company's Amended 2021 Long-Term Incentive Plan, shares of common stock subject to an award that is forfeited, expires, terminates or is settled for cash (in whole or in part) will be available for future grants of awards under the plan.

CEO Pay Ratio

This section sets forth our reasonable estimate, calculated in a manner consistent with the requirements of Item 402(u) of Regulation S-K, of the ratio of the annual total compensation for fiscal year 2023 of our Chief Executive Officer to that of the median of the annual total compensation for all of our other employees (the "CEO Pay Ratio"). Please note that due to the flexibility in estimates, assumptions and adjustments permitted by the SEC in calculating such ratio, the CEO Pay Ratio may not be comparable to those presented by other companies, even other companies operating in the same industries as Upbound.

SEC rules permit identification of this median employee once every three years. As such, the median compensation amount for 2023 reflects the 2023 "per annum total compensation" of the employee we identified as of December 31, 2022, given that there has been no change in our employee population or employee compensation arrangements that we believe would significantly impact the pay ratio disclosure.

Our median employee identified using the assumptions and methodologies described above was located in Texas and served in an hourly position as a Customer Account Representative.

The 2023 annual total compensation of our median employee, calculated using the same methodology used to calculate the same metric for our named executive officers in the Summary Compensation Table in this proxy statement, was $34,439. Comparing this to our Chief Executive Officer's 2023 annual total compensation of $9,791,051, we estimate that the CEO Pay Ratio was approximately 284:1. This reflects an increase from the CEO Pay Ratio in 2022, which was approximately 181:1, as none of our executive officers received a bonus in 2022 due to the Company's annual financial performance.

Historical Pay Versus Performance Disclosure

Pay Versus Performance Table

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(v) of Regulation S-K, the following disclosure is provided about the relationship between executive compensation and the Company's performance on select financial metrics. For information about how our executive compensation program is designed to align with the Company's performance, please read the "Compensation Discussion and Analysis" above in this proxy statement. The amounts in the table below are calculated in accordance with SEC rules and do not all represent amounts actually earned or realized by our named executive officers ("NEOs"), including with respect to RSUs and PSUs.

The table below presents the compensation amounts for our CEO and non-CEO named executive officers as defined and computed in accordance with SEC rules, our financial performance as measured by TSR, net income and Adjusted EBITDA, and our peer group's TSR, for fiscal years 2023, 2022, 2021 and 2020.

COMPENSATION TABLES

Year	CEO		Non-CEO NEOs		Value of Initial Fixed $100 Investment Based On:			
	Summary Compensation Table Total for CEO	Compensation Actually Paid to CEO[1]	Average Summary Compensation Table Total for non-CEO named executive officers[2]	Average Compensation Actually Paid to non-CEO named executive officers[3]	TSR	Proxy Peer Group TSR[4]	Net Income ($M)	Adjusted EBITDA[5] ($M)
2023	$ 9,791,051	$15,601,868	$2,825,497	$3,893,968	$142	$163	$ (5)	$474
2022[6]	$ 6,280,050	$ (3,792,985)	$1,742,035	$ 128,413	$ 90	$145	$ 12	$459
2021	$12,341,685	$25,616,911	$2,408,210	$2,962,970	$179	$177	$135	$643
2020	$ 9,217,950	$14,829,388	$2,263,831	$3,512,231	$140	$119	$208	$344

(1)   Compensation actually paid is the total Summary Compensation Table compensation, adjusted as set forth in the table below in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual amount of compensation earned by or paid to Mr. Fadel during the applicable year.

(2)   Includes the average total compensation for Messrs. Karam, Blasquez, Montrone and Gautam in 2023; for Messrs. Allred, Hogg (former Executive Vice President — Acima), Karam, Pechersky and Taylor and Ms. Short in 2022; for Messrs. Blasquez, Hogg and Pechersky and Ms. Short (former Executive Vice President — Chief Financial Officer) in 2021; and for Mr. Hogg and Mses. Short, Davids and Skula (former Executive Vice President — Franchising) in 2020. Total compensation for non-CEO named executive officers are as reported in the Summary Compensation Tables.

(3)   The table below presents a reconciliation of the average Summary Compensation Table total to the average compensation actually paid, as defined by SEC rules, to the non-CEO named executive officers: The dollar amounts do not reflect the actual average amount of compensation earned by or paid to the NEOs as a group during the applicable year.

(4)   The peer group selected is the S&P 1500 Specialty Retail Index. We use this published industry index as the comparator group to measure our relative total shareholder return for purposes of determining vesting of performance stock units granted under our long-term incentive compensation program. The peer group TSR values for 2020 and 2022 have been updated from disclosures in the Company's Definitive Proxy Statement filed on April 25, 2023, which inadvertently transposed these numbers.

(5)   Non-GAAP financial measure. See Annex B for additional information regarding non-GAAP financial measures and reconciliations of non-GAAP financial measures to their most directly comparable GAAP financial measure.

(6)   None of our named executive officers in the 2022 annual cash incentive program received any bonus plan payout with respect to the 2022 performance year based on the Company's annual financial performance in 2022.

Reconciliation Tables

CEO: Mitch Fadel	2023	2022	2021	2020
Summary Compensation Table Total	$ 9,791,051	$ 6,280,050	$12,341,685	$ 9,217,950
Less:				
Fair Value of Stock Awards Granted in the Covered Year (measured at grant date)	$ 6,502,656	$ 5,116,846	$ 9,296,543	$ 5,712,605
Fair Value of Awards Granted in Prior Year that were Forfeited during the Covered Year (measured at prior year-end)	$ 0	$ 0	$ 0	$ 0
Change in Pension Value	$ 0	$ 0	$ 0	$ 0
Plus:				
Fair Value of Unvested Awards Granted in the Covered Year (measured at year-end)	$ 9,387,302	$ 3,474,280	$ 5,474,111	$10,034,035
Fair Value of Vested Awards Granted in the Covered Year (measured at Vesting Date)	$ 0	$ 0	$ 0	$ 0
Change in Fair Value of Unvested Awards Granted in Prior Years (measured at year-end)	$ 3,834,188	$(11,440,516)	$ 1,511,487	$ 1,914,269
Change in Fair Value of Vested Awards Granted in Prior Years (measured at vesting date)	$ (908,017)	$ 3,010,047	$15,586,171	$ (624,261)
Dividends Accrued on Unvested RSUs and PSUs in the Covered Year	$ 0	$ 0	$ 0	$ 0
Pension Service Costs	$ 0	$ 0	$ 0	$ 0
Total Compensation Actually Paid	$15,601,868	$ (3,792,985)	$25,616,911	$14,829,388

Non-CEO NEOs (Average)	2023	2022	2021	2020
Summary Compensation Table Total	$2,825,497	$1,742,035	$2,408,210	$2,263,831
Less:				
Fair Value of Stock Awards Granted in the Covered Year (measured at grant date)	$1,483,250	$1,135,260	$1,481,514	$1,258,694
Fair Value of Awards Granted in Prior Year that were Forfeited during the Covered Year (measured at prior year-end)	$ 0	$1,344,060	$ 0	$ 0
Change in Pension Value	$ 0	$ 0	$ 0	$ 0
Plus:				
Fair Value of Unvested Awards Granted in the Covered Year (measured at year-end)	$2,141,235	$ 845,162	$ 872,364	$2,425,918
Fair Value of Vested Awards Granted in the Covered Year (measured at Vesting Date)	$ 0	$ 0	$ 0	$ 0
Change in Fair Value of Unvested Awards Granted in Prior Years (measured at year-end)	$ 365,842	$ (272,162)	$ 318,723	$ 162,066
Change in Fair Value of Vested Awards Granted in Prior Years (measured at vesting date)	$ 44,644	$ 292,698	$ 845,187	$ (80,890)
Dividends Accrued on Unvested RSUs and PSUs in the Covered Year	$ 0	$ 0	$ 0	$ 0
Pension Service Costs	$ 0	$ 0	$ 0	$ 0
Total Compensation Actually Paid	$3,893,968	$ 128,413	$2,962,970	$3,512,231

Important Financial Metrics

As described in "Compensation Discussion and Analysis," our executive compensation program is designed to, among other objectives, link pay to the achievement of annual performance objectives, recognize both corporate and individual performance, and attract and retain our senior executives. We believe the four items in the unranked list below represent the most important financial metrics we used to link our performance to compensation actually paid to our CEO and other NEOs for fiscal year 2023, as further described above under "Compensation Discussion and Analysis — Annual Cash Incentive Compensation" and "Compensation Discussion and Analysis — Long-Term Incentive Compensation."

- Adjusted EBITDA

- Rent-A-Center Segment Revenue

- Acima Segment Revenue

- Relative Total Shareholder Return

Relationships Between Compensation Actually Paid and Financial Measures in Pay Versus Performance Table

In accordance with Item 402(v) of Regulation S-K, we are providing the following graphic descriptions of the relationships between (i) compensation actually paid (as defined by SEC rules) to our CEO and average compensation actually paid to our other named executive officers and (ii) the Company performance measures presented in the pay versus performance table above.

COMPENSATION TABLES

Total Shareholder Return

The following chart sets forth the compensation actually paid to our CEO, the average of compensation actually paid to our Non-CEO NEOs, the Company's cumulative TSR and the peer group's TSR over the four most recently completed fiscal years.



Net Income

The following chart sets forth the compensation actually paid to our CEO, the average of compensation actually paid to our Non-CEO NEOs, and our net income during the four most recently completed fiscal years.



Adjusted EBITDA

The following chart sets forth the compensation actually paid to our CEO, the average of compensation actually paid to our Non-CEO NEOs, and our Adjusted EBITDA[(1)] during the four most recently completed fiscal years.



(1)   Non-GAAP financial measure. See Annex B for additional information regarding non-GAAP financial measures and reconciliations of non-GAAP financial measures to their most directly comparable GAAP financial measure.

PROPOSAL THREE:
ADVISORY VOTE ON EXECUTIVE COMPENSATION

In accordance with the Dodd-Frank Wall Street Reform and Consumer Protection Act, we are seeking stockholder approval of our executive compensation program and practices as disclosed in this proxy statement. As described above in the "Compensation Discussion and Analysis" section of this proxy statement, the Compensation Committee has structured our executive compensation program to achieve the following key objectives:

- attract, retain and motivate senior executives with competitive compensation opportunities;

- balance short-term and long-term strategic goals;

- align our executive compensation program with the core values identified in our mission statement; and

- reward achievement of our financial and non-financial goals.

We urge stockholders to read the section "Compensation Discussion and Analysis" above in this proxy statement, which describes in more detail how our executive compensation policies and procedures operate and are designed to achieve our compensation objectives, as well as the compensation tables and related narrative disclosures in the section "Compensation Tables" above in this proxy statement, which provide detailed information on the compensation of our named executive officers. The Compensation Committee and the Board believe that the policies and procedures articulated in the "Compensation Discussion and Analysis" are effective in achieving our goals and that the compensation of our named executive officers reported in this proxy statement has contributed to our recent and long-term success.

In accordance with Section 14A of the Exchange Act, and as a matter of good corporate governance, we are asking stockholders to approve the following advisory resolution at the 2024 Annual Meeting:

"RESOLVED, that the stockholders of Upbound Group, Inc. (the "Company") approve, on an advisory basis, the compensation of the Company's named executive officers for the year ended December 31, 2023, as disclosed in the 2024 Proxy Statement pursuant to the compensation disclosure rules of the Securities and Exchange Commission (including Item 402 of Regulation S-K), including the Compensation Discussion and Analysis, the Summary Compensation Table and the other related tables and narrative disclosure."

This advisory resolution, commonly referred to as a "say-on-pay" resolution, is non-binding on the Board. Although non-binding, the Board and the Compensation Committee will carefully take into account the outcome of the vote when considering future compensation arrangements for our named executive officers.

Our Board recommends that you vote "FOR" approval of the advisory resolution on executive compensation.

PROPOSAL FOUR: AMENDMENT TO THE CERTIFICATE OF INCORPORATION TO LIMIT THE LIABILITY OF CERTAIN OFFICERS AS PERMITTED BY LAW

The Board declared advisable and adopted amendments to Article SEVENTH of the Certificate of Incorporation to provide for the elimination of monetary liability of certain officers of the company in certain limited circumstances (the "Exculpation Amendment"). The Exculpation Amendment also simplifies the existing exculpation provision related to directors of the Company set forth in Article SEVENTH of the Certificate of Incorporation by referring to the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended (the "DGCL") instead of specifying each instance where exculpation for directors is currently not available under the DGCL. As such, the current exculpation protections available to the directors remain unchanged as a result of the Exculpation Amendment. In addition, the Exculpation Amendment provides that if the DGCL is further amended to eliminate or limit the liability of officers or directors, the liability of such officers and directors will be limited or eliminated to the fullest extent permitted by law, as so amended. The following description is a summary only and is qualified in its entirety by reference to the text of the Exculpation Amendment as shown in the resolution below and is set forth in <u>Annex A</u> hereto.

In August 2022, Section 102(b)(7) was amended to allow Delaware corporations to include a provision in their certificates of incorporation that limits or eliminates the personal monetary liability of certain senior officers for breaches of their fiduciary duty of care in limited circumstances. Currently, Article SEVENTH of our Certificate of Incorporation aligns with the previous Section 102(b)(7) of the DGCL, which provided for the exculpation of directors, but not officers, from personal monetary liability for breaches of their fiduciary duty of care. To keep the exculpation provision of our Certificate of Incorporation aligned with updated Delaware law, we are proposing to amend our Certificate of Incorporation so that directors and certain senior officers will be exculpated from personal liability for monetary damages for breaching their fiduciary duty of care solely to the extent permitted by the updated Section 102(b)(7).

Consistent with the updated Section 102(b)(7), and subject to any future applicable changes to the DGCL, the Exculpation Amendment would only exculpate certain of our senior officers from personal liability for monetary damages for breaches of their duty of care in direct claims brought by stockholders against such officers. The Exculpation Amendment would not exculpate any of our officers from monetary liability for breach of their duty of care in claims brought against such officer directly by the Company itself or brought derivatively by our stockholders. Furthermore, as is the case for directors under our current Certificate of Incorporation, officers would not be exculpated from personal liability for breaches of their duty of loyalty, acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, or any transaction in which the officer derived an improper personal benefit.

The officers that would be covered by this provision would be the president, chief executive officer, chief operating officer, chief financial officer, chief legal officer, controller, treasurer, and chief accounting officer who served at any time during the course of conduct alleged in the action or proceeding to be wrongful, and any other officer identified in public filings with the SEC as the most highly compensated executive officers.

As part of its ongoing evaluation of our corporate governance practices, the Board has determined that amending the current exculpation provision to align with the updated Section 102(b)(7) strikes the appropriate balance between stockholders' interest in officer accountability and the need for directors and officers to have appropriate protections from personal liability. The Board believes it is important to provide protection to officers to the extent permitted by the DGCL to attract and retain key executive talent. This protection has long been afforded to directors, and Delaware law now allows certain protections to be extended to certain senior officers. Adopting the Exculpation Amendment that aligns with amended Section 102(b)(7) of the DGCL could prevent protracted litigation that distracts from our primary objective of creating stockholder value over the long term. In addition, as other companies have updated their certificates of incorporation to align with amended Section 102(b)(7), and we expect other companies will continue to do so, our ability to attract and retain highly qualified officer candidates may be adversely impacted if we do not similarly do so. For these reasons, the Board believes that the proposal to amend the Certificate of Incorporation as described herein is in the best interests of the Company and its stockholders, and has unanimously adopted a resolution to amend the Certificate of Incorporation.

Accordingly, we ask our stockholders to vote on the following resolution: "RESOLVED, that the Company's stockholders approve an amendment to the Certificate of Incorporation to amend and restate Article SEVENTH, which shall read in its entirety as follows:

PROPOSAL FOUR: AMENDMENT TO THE CERTIFICATE OF INCORPORATION TO LIMIT THE LIABILITY OF CERTAIN OFFICERS AS PERMITTED BY LAW

"SEVENTH: A director or officer of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or may hereafter be amended. Any amendment, modification or repeal of the foregoing sentence shall not adversely affect any right or protection of a director or officer of the Corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal."

Our Board recommends that you vote "FOR" approval of the Exculpation Amendment.

PROPOSAL FIVE: MISCELLANEOUS AMENDMENTS TO THE CERTIFICATE OF INCORPORATION

The Board declared advisable and adopted additional amendments to the Certificate of Incorporation to (1) provide that Board committees may be established by the Board by a majority of the quorum of the Board, (2) remove the indemnification provisions, which are addressed in our bylaws, (3) remove all references to the Series A Preferred Stock and (4) correct a typo (the "Miscellaneous Amendments"). In accordance with Rule 14a-4(a)(3) and the SEC's Compliance and Disclosure Interpretations related thereto, the Miscellaneous Amendments are bundled together in this Proposal Five.

Pursuant to Section 141(c)(2) of the DGCL, corporations that have been incorporated on or after July 1, 1996 (like the Company) may establish Board committees by the vote of a majority of the quorum of the Board rather than by a majority of the whole Board as is currently provided in Article FIFTH, Section 1, paragraph (d) of the Certificate of Incorporation. We are proposing to amend the Certificate of Incorporation to provide that Board committees may be established by the vote of a majority of the quorum of the Board consistent with Section 141(c)(2) of the DGCL.

We also are proposing to amend the Certificate of Incorporation to remove the indemnification provisions, which are currently set forth in Article EIGHTH of the Certificate of Incorporation. Our bylaws currently include provisions related to the indemnification and advancement of expenses of directors and officers and provide greater detail than what is currently provided in the Certificate of Incorporation.

The Miscellaneous Amendments will also remove all references in the Certificate of Incorporation to the Series A Preferred Stock in Article FOURTH, Section 1 and Exhibit A to the Certificate of Incorporation which set forth the preferences, rights and limitations of the Series A Preferred Stock. No shares of the Series A Preferred Stock are currently outstanding.

In addition, the Miscellaneous Amendments will also correct a typo in Article FOURTH, Section (1), paragraph (7) the Certificate of Incorporation.

Accordingly, we ask our stockholders to vote on the following resolution: "RESOLVED, that the Company's stockholders approve an amendment to the Certificate of Incorporation to amend the Certificate of Incorporation to effect the Miscellaneous Amendments as set forth in Annex A.

The foregoing description of the Miscellaneous Amendments does not purport to describe all of the terms of the Miscellaneous Amendments and is qualified in its entirety by the complete text of the proposed amendment to the Certificate of Incorporation, which is attached hereto as Annex A.

Our Board recommends that you vote "FOR" approval of the Miscellaneous Amendments.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the common stock ownership for each of our directors, each of the named executive officers, all of our directors and executive officers as a group, and each of our known holders of 5% of our common stock. Unless otherwise indicated and subject to community property laws where applicable, we believe that each of the stockholders named in the table below beneficially own the shares indicated as beneficially owned. Information in the table is as of April 9, 2024, unless otherwise indicated. Under applicable SEC rules, the definition of beneficial ownership for purposes of this table includes shares over which a person has sole or shared voting power, or sole or shared power to invest or dispose of the shares, whether or not a person has any economic interest in the shares, and also includes shares for which the person has the right to acquire beneficial ownership within 60 days of April 9, 2024.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Common Stock
Jeffrey Brown	188,794[1]	*
Mitchell Fadel	910,015[2]	1.7%
Anthony Blasquez	62,176	*
Fahmi Karam	30,757	*
Molly Langenstein	4,335[3]	*
Harold Lewis	22,591[3]	*
Glenn Marino	33,984[3]	*
Carol McFate	33,365[3]	*
Tyler Montrone	43,488	*
Sudeep Gautam	1,148	*
Jen You	19,806[3]	*
All executive officers and directors as a group (14 total)	1,456,385	2.7%
BlackRock, Inc.	7,994,748[4]	14.6%[4]
FMR LLC	6,849,791[5]	12.6%[5]
The Vanguard Group	5,796,072[6]	10.6%[6]
Aaron Allred	5,102,682[7]	9.4%[7]

* Less than 1%.
(1) Includes 106,646 DSUs.
(2) Includes 5,256 DSUs.
(3) Comprised solely of DSUs.
(4) The address of BlackRock, Inc. is 50 Hudson Yards, New York, New York, 10001. BlackRock, Inc. exercises sole voting control over 7,854,039 of these shares and sole investment control over all 7,994,748 shares. This information is based on a Schedule 13G/A filed by BlackRock, Inc. with the SEC on January 22, 2024.
(5) The address of FMR LLC is 245 Summer Street, Boston, Massachusetts 02210. FMR LLC exercises sole voting control over 6,849,791 of these shares and sole investment control over all 6,849,791 shares. This information is based solely on information set forth in Schedule 13G/A filed with the SEC on February 9, 2024 by FMR LLC on behalf of itself and Abigail P. Johnson.
(6) The address of The Vanguard Group is 100 Vanguard Blvd., Malvern, Pennsylvania 19355. The Vanguard Group exercises sole voting control over none of these shares, shared voting control over 101,825 of these shares, sole investment control over 5,641,979 of these shares, and shared investment control over 154,093 of these shares. This information is based on a Schedule 13G/A filed by The Vanguard Group with the SEC on February 13, 2024.
(7) The address of Mr. Allred is 13907 Minuteman Dr., 5th Floor, Draper, UT 84020. Includes 2,206,082 shares of our common stock owned by Mr. Allred in his personal capacity and 2,896,600 shares owned by Arklow Holdings, LLC of which Mr. Allred is a general member and manager. This information is based solely on information set forth in a Schedule 13G/A filed by Mr. Allred with the SEC on February 2, 2024.

For each of the named executive officers' ownership as reported in the table above, the following table sets forth: (1) common stock underlying restricted stock units that may vest within 60 days of April 9, 2024, (2) common stock underlying performance stock units that may vest within 60 days of April 9, 2024, assuming 100% of the target performance is achieved and (3) shares issuable upon the exercise of outstanding stock options that are exercisable within 60 days of April 9, 2024.

Name	Common Stock Underlying Restricted Stock Units	Common Stock Underlying Performance Stock Units	Shares Issuable upon Exercise of Options
Mitchell Fadel	—	—	276,215
Fahmi Karam	—	—	—
Anthony Blasquez	—	—	—
Tyler Montrone	—	—	—
Sudeep Gautam	—	—	—

OTHER INFORMATION

Delinquent Section 16(a) Reports

Section 16(a) of the Securities Exchange Act of 1934 and related rules of the SEC require our directors and Section 16 officers, and persons who own more than 10% of a registered class of our equity securities, to file initial reports of ownership and reports of changes in ownership with the SEC. These persons are required by SEC regulations to furnish us with copies of all Section 16(a) reports that they file. Based on a review of reports filed by those persons, and upon representations from those persons, we believe that all SEC stock ownership reports required to be filed by those reporting persons during and with respect to 2023 were timely made.

Annual Report on Form 10-K

The Company has filed with the SEC an Annual Report on Form 10-K for the year ended December 31, 2023 (which is not a part of the Company's proxy soliciting materials), a copy of which is available on our website at *https://investor.upbound.com/financials-filings/sec-filings*. The Company will provide without charge a copy of the Company's Annual Report on Form 10-K for the year ended December 31, 2023 upon the written request of a stockholder to the Corporate Secretary, Upbound Group, Inc., 5501 Headquarters Drive, Plano, Texas 75024.

"Householding" of Proxy Materials

The SEC has adopted rules that permit companies and intermediaries (for example, brokers) to satisfy the delivery requirements for proxy statements, annual reports and Notices with respect to two or more stockholders sharing the same address by delivering a single copy of any such proxy statement, annual report or Notice addressed to those stockholders. This process, which is commonly referred to as "householding," potentially provides extra convenience for stockholders and cost savings for companies. If you are an affected stockholder and no longer wish to participate in householding, or if you are receiving multiple copies of the proxy statement or the Notice and wish to receive only one, please notify your broker if your shares are held in a brokerage account, or the Company if you are the record holder of your shares. Such a notification to the Company may be submitted to the Upbound Legal Department in writing at Attn: Legal Department, Upbound Group, Inc., 5501 Headquarters Drive, Plano, Texas 75024, or by calling 972-801-1100. Additionally, we will deliver promptly to any affected stockholder, upon his or her written request made to the address in the preceding sentence, an additional copy of the proxy statement, annual report and/or Notice.

Submission of Stockholder Proposals

From time to time, stockholders may seek to nominate directors or present proposals for inclusion in the proxy statement and form of proxy for consideration at an annual stockholders meeting. To be included in the proxy statement or considered at an annual or any special meeting, you must timely submit nominations of directors or proposals, in addition to meeting other legal requirements.

We must receive proposals pursuant to Rule 14a-8 for possible inclusion in the Company's proxy statement related to the 2025 annual stockholders meeting no later than December 24, 2024, and such proposals must otherwise comply with Rule 14a-8 under the Exchange Act.

Pursuant to our bylaws, subject to certain limited exceptions, other proposals for possible consideration at the 2025 annual stockholders meeting, including proposals for the nomination of one or more directors, must be received in writing by us no earlier than the close of business on February 4, 2025, and no later than the close of business on March 6, 2025. Any such proposal must be in proper form as specified in our bylaws, must be submitted by a stockholder of the Company meeting the requirements set forth in our bylaws and must comply with the rules of the SEC concerning stockholder proposals.

Direct any proposals, as well as related questions, to the Corporate Secretary, Upbound Group, Inc., 5501 Headquarters Drive, Plano, Texas 75024.

To comply with the SEC's universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than the Company's nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than April 5, 2025. Please note that the advance notice requirement under Rule 14a-19 does not override or supersede the longer advance notice requirements under our bylaws.

Our bylaws permit stockholders to nominate directors for election at an annual stockholder meeting without having been included in our proxy statement. To make such a nomination, the stockholder must deliver a notice to our Secretary in

accordance with our bylaws, which, in general, require that the notice be received by our Secretary within the time period described above with respect to a stockholder proposal that is submitted for presentation directly at the 2025 annual meeting but not intended to be included in our Proxy Statement under Rule 14a-8. The stockholder and nominee must also provide information in the notice and satisfy the other requirements specified in our bylaws. In addition to satisfying all of the requirements under our bylaws, any stockholder who intends to solicit proxies in support of director nominees other than the Company's nominees at the 2025 annual meeting must also comply with all applicable requirements of Rule 14a-19 under the Exchange Act.

Other Business

The Board does not intend to bring any business before the annual stockholders meeting other than the matters referred to in this proxy statement and at this date has not been informed of any matters that may be presented to the annual stockholders meeting by others. If, however, any other matters properly come before the annual stockholders meeting, or any adjournments or postponement thereof, it is intended that the persons named in the accompanying proxy solicited by the board will vote pursuant to the proxy in accordance with their best judgment on such matters.

PLEASE VOTE — YOUR VOTE IS IMPORTANT

ANNEX A:
CERTIFICATE OF INCORPORATION AMENDMENT

(See attached)

**CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
UPBOUND GROUP, INC.**

(Pursuant to Section 242 of the General Corporation Law of the State of Delaware)

Upbound Group, Inc., a Delaware corporation duly organized and existing under the General Corporation Law of the State of Delaware (the "Corporation"), does hereby certify that:

      1.   Article Fourth, Section I, paragraph (7) of the Certificate of Incorporation of the Corporation, as amended, (the "Certificate") is hereby amended to add the word "or" prior to clause (b).

      2.   Article Fifth, Section (1), paragraph (d) of the Certificate is hereby amended in its entirety to read as follows:

"(d) to designate by resolution or resolutions passed by the Board of Directors one or more committees, each committee to consist of one or more of the directors of the Corporation, which, to the extent provided in said resolution or resolutions or in the Bylaws of the Corporation shall have and may exercise the power of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers on which the Corporation desires to place a seal. Such committee or committees shall have such name or names as may be stated in the Bylaws of the Corporation or as may be determined from time to time by resolutions adopted by the Board of Directors."

      3.   Article Seventh of the Certificate is hereby amended in its entirety to read as follows:

"**SEVENTH:** A director or officer of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or may hereafter be amended. Any amendment, modification or repeal of the foregoing sentence shall not adversely affect any right or protection of a director or officer of the Corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal."

      4.   Article Eighth of the Certificate is hereby amended in its entirety to read as follows:

"**EIGHTH:** [Reserved]"

      5.   The Certificate is hereby amended by deleting the third sentence of the first paragraph of Article Fourth, Section I and Exhibit A (the Certificate of Designations, Preferences and Relative Rights and Limitations of Series A Preferred Stock) to the Certificate in their entirety.

      6.   The foregoing amendments to the Amended and Restated Certificate of Incorporation of the Corporation were duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

[*Signature Page Follows*]

ANNEX A: CERTIFICATE OF INCORPORATION AMENDMENT

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be executed by its duly authorized officer on this day of June 2024.

UPBOUND GROUP, INC.

By: _____

Name:

Title:

ANNEX B:
RECONCILIATION OF GAAP MEASURES TO NON-GAAP MEASURES

(See attached)

ANNEX B: RECONCILIATION OF GAAP MEASURES TO NON-GAAP MEASURES

This proxy statement contains certain financial information determined by methods other than in accordance with U.S. Generally Accepted Accounting Principles (GAAP), including (1) Non-GAAP diluted earnings per share (net earnings or loss, as adjusted for special items (as defined below), net of taxes, divided by the number of shares of our common stock on a fully diluted basis), (2) Adjusted EBITDA (net earnings before interest, taxes, stock-based compensation, depreciation and amortization, as adjusted for special items and the annual cash incentive) on a consolidated and segment basis, (3) Adjusted EBITDA Margin and (4) Free Cash Flow. "Special items" refers to certain gains and charges we view as extraordinary, unusual or non-recurring in nature or which we believe do not reflect our core business activities. For the periods presented herein, these special items are described in the quantitative reconciliation tables included below in this Annex B. Because of the inherent uncertainty related to these special items, management does not believe it is able to provide a meaningful forecast of the comparable GAAP measures or reconciliation to any forecasted GAAP measure without unreasonable effort. These non-GAAP measures are additional tools intended to assist our management in comparing our performance on a more consistent basis for purposes of business decision making by removing the impact of certain items management believes do not directly reflect our core operations. These measures are intended to assist management in evaluating operating performance and liquidity, comparing performance and liquidity across periods, planning and forecasting future business operations, helping determine levels of operating and capital investments and identifying and assessing additional trends potentially impacting our Company that may not be shown solely by comparisons of GAAP measures. As discussed in this proxy statement, Adjusted EBITDA is also used as part of our incentive compensation program for our executive officers and others. We believe these non-GAAP financial measures also provide supplemental information that is useful to investors, analysts and other external users of our consolidated financial statements in understanding our financial results and evaluating our performance and liquidity from period to period. However, non-GAAP financial measures have inherent limitations and are not substitutes for, or superior to, GAAP financial measures and they should be read together with, our consolidated financial statements prepared in accordance with GAAP. Further, because non-GAAP financial measures are not standardized, it may not be possible to compare such measures to the non-GAAP financial measures presented by other companies, even if they have the same or similar names.

Reconciliation of net (loss) earnings to net earnings excluding special items and non-GAAP diluted earnings per share

(In thousands)	Gross Profit	Operating Profit	Earnings Before Income Tax	Tax Expense	Net (Loss) Earnings	Diluted (Loss) Earnings per Share
GAAP Results	$ 2,022,258	$ 162,865	$ 52,867	$ 58,046	$ (5,179)	$ (0.09)
Plus: Special Items						
Acima equity consideration vesting	—	137,507	137,507	(28,876)	166,383	2.95
Acima acquired assets depreciation and amortization[1]	—	72,934	72,934	45,826	27,108	0.48
Accelerated software depreciation	—	9,218	9,218	5,792	3,426	0.06
Legal settlements	—	319	319	200	119	—
Other[2]	—	(3,069)	(3,069)	(1,928)	(1,141)	(0.02)
Discrete income tax items	—	—	—	(9,546)	9,546	0.17
Non-GAAP Adjusted Results	$ 2,022,258	$ 379,774	$ 269,776	$ 69,514	$ 200,262	$ 3.55

Year Ended December 31, 2023

(1) Includes amortization of approximately $57.0 million related to the total fair value of acquired intangible assets and incremental depreciation of approximately $15.9 million.
(2) Represents interest income on tax refunds for prior years received in 2023.

Year Ended December 31, 2022

(In thousands)	Gross Profit	Operating Profit	Earnings Before Income Tax	Tax Expense	Net Earnings	Diluted Earnings per Share
GAAP Results	$ 2,079,532	$ 148,538	$ 61,471	$ 49,114	$ 12,357	$ 0.21
Plus: Special Items						
Acima equity consideration vesting	—	143,210	143,210	15,431	127,779	2.16
Acima acquired assets depreciation and amortization[1]	(2,853)	77,939	77,939	8,397	69,542	1.18
IT asset disposals	—	5,808	5,808	626	5,182	0.09
Cost savings initiatives	—	1,726	1,726	186	1,540	0.03
Store closure costs	—	1,368	1,368	147	1,221	0.02
Retail partner conversion losses	—	1,169	1,169	126	1,043	0.02
State tax audit assessment reserves	—	1,165	1,165	126	1,039	0.02
Hurricane impacts	—	249	249	27	222	—
Acima transaction costs	—	187	187	20	167	—
Legal settlements	—	(181)	(181)	(20)	(161)	—
Other	—	(210)	(210)	(23)	(187)	—
Discrete income tax items	—	—	—	1,532	(1,532)	(0.03)
Non-GAAP Adjusted Results	$ 2,076,679	$ 380,968	$ 293,901	$ 75,689	$ 218,212	$ 3.70

(1)   Includes amortization of approximately $64.9 million related to the total fair value of acquired intangible assets, incremental depreciation of approximately $15.9 million related to the fair value increase over net book value for acquired software assets, and a depreciation credit adjustment of approximately $(2.9) million related to a step-down of estimated fair value below net book value for acquired lease merchandise.

Reconciliation of net earnings (loss) to Adjusted EBITDA (consolidated and by segment)

Year Ended December 31, 2023

(In thousands)	Rent-A-Center	Acima	Mexico	Franchising	Corporate	Consolidated
Net earnings (loss)	$ 273,518	$ 235,480	$ 4,846	$ 17,087	$ (536,110)	$ (5,179)
Plus: Interest, net	—	—	—	—	109,998	109,998
Plus: Income tax expense	—	—	—	—	58,046	58,046
Operating profit (loss)	273,518	235,480	4,846	17,087	(368,066)	162,865
Plus: Amortization, Depreciation	18,816	1,661	1,206	146	29,492	51,321
Plus: Stock-based compensation	—	—	—	—	24,609	24,609
Plus: Special Items						
Acima equity consideration vesting	—	—	—	—	137,507	137,507
Acima acquired assets depreciation and amortization[1]	—	57,048	—	—	15,886	72,934
Accelerated software depreciation	—	—	—	—	9,218	9,218
Legal settlements	—	—	—	—	319	319
Other[2]	—	—	—	—	(3,069)	(3,069)
Adjusted EBITDA[3]	$ 292,334	$ 294,189	$ 6,052	$ 17,233	$ (154,104)	$ 455,704
Plus: Annual cash incentive	—	—	—	—	17,900	17,900
Adjusted EBITDA[4]	$ 292,334	$ 294,189	$ 6,052	$ 17,233	$ (136,204)	$ 473,604

(1)   Includes amortization of approximately $57.0 million related to the total fair value of acquired intangible assets and incremental depreciation of approximately $15.9 million.
(2)   Represents interest income on tax refunds for prior years received in 2023.
(3)   As reported above in the 2023 Company Performance Highlights.
(4)   As defined above and included in the above Pay Versus Performance tables and graphs.

ANNEX B: RECONCILIATION OF GAAP MEASURES TO NON-GAAP MEASURES

(In thousands)	Year Ended December 31, 2022					
	Rent-A-Center	Acima	Mexico	Franchising	Corporate	Consolidated
Net earnings (loss)	$334,525	$151,301	$6,267	$19,124	$(498,860)	$ 12,357
Plus: Interest, net	—	—	—	—	87,067	87,067
Plus: Income tax expense	—	—	—	—	49,114	49,114
Operating profit (loss)	334,525	151,301	6,267	19,124	(362,679)	148,538
Plus: Amortization, Depreciation	20,526	1,928	711	146	29,768	53,079
Plus: Stock-based compensation	—	—	—	—	19,399	19,399
Plus: Special Items						
Acima equity consideration vesting	—	—	—	—	143,210	143,210
Acima acquired assets depreciation and amortization[1]	—	62,052	—	—	15,887	77,939
IT Asset disposals	—	—	—	—	5,808	5,808
Cost savings initiatives	118	(384)	—	—	1,992	1,726
Store closure costs	1,368	—	—	—	—	1,368
Retail partner conversion losses	—	1,169	—	—	—	1,169
State tax audit assessment reserves	—	1,165	—	—	—	1,165
Hurricane impacts	249	—	—	—	—	249
Acima transaction costs	—	—	—	—	187	187
Legal settlements	—	—	—	—	(181)	(181)
Other	—	77	—	—	(287)	(210)
Adjusted EBITDA[2]	$356,786	$217,308	$6,978	$19,270	$(146,896)	$453,446
Plus: Annual cash incentive	—	—	—	—	5,081	5,081
Adjusted EBITDA[3]	$356,786	$217,308	$6,978	$19,270	$(141,815)	$458,527

(1) *Includes amortization of approximately $64.9 million related to the total fair value of acquired intangible assets, incremental depreciation of approximately $15.9 million related to the fair value increase over net book value for acquired software assets, and a depreciation credit adjustment of approximately $(2.9) million related to a step-down of estimated fair value below net book value for acquired lease merchandise.*
(2) *As reported in our fourth quarter earnings press release furnished on February 23, 2023 on our Current Report on Form 8-K.*
(3) *As defined above and included in the above Pay Versus Performance tables and graphs.*

(In thousands)	Year Ended December 31, 2021					
	Rent-A-Center	Acima	Mexico	Franchising	Corporate	Consolidated
Net earnings (loss)	$ 448,905	$ 176,496	$ 7,858	$ 20,321	$ (503,058)	$ 134,940
Plus: Debt refinancing charges	—	—	—	—	15,582	15,582
Plus: Interest, net	—	—	—	—	70,653	70,653
Plus: Income tax expense	—	—	—	—	59,364	59,364
Operating profit (loss)	448,905	176,496	7,858	20,321	(373,041)	280,539
Plus: Amortization, Depreciation	18,588	2,122	511	93	33,516	54,830
Plus: Special Items						
Acima equity consideration vesting	—	—	—	—	127,060	127,060
Acima acquired assets depreciation and amortization[1]	—	87,455	—	—	13,239	100,694
Acima transaction costs	—	—	—	—	17,680	17,680
Legal settlement reserves	—	—	—	—	17,500	17,500
Acima integration costs	14	6,849	—	—	3,442	10,305
Hurricane impacts	1,276	148	—	—	—	1,424
Store closure costs	528	—	3	—	—	531
COVID-19 testing	293	—	—	—	—	293

(In thousands)	Rent-A-Center	Acima	Mexico	Franchising	Corporate	Consolidated
Year Ended December 31, 2021						
State tax audit assessment reserve	—	—	—	—	161	161
Adjusted EBITDA[2]	$ 469,604	$ 273,070	$ 8,372	$ 20,414	$ (160,443)	$ 611,017
Plus: Annual cash incentive	—	—	—	—	11,412	11,412
Plus: Stock-based compensation[3]	—	—	—	—	20,497	20,497
Adjusted EBITDA[4]	$ 469,604	$ 273,070	$ 8,372	$ 20,414	$ (128,534)	$ 642,926

(1) Includes amortization of approximately $101.7 million related to the total fair value of acquired intangible assets, incremental depreciation of approximately $13.2 million related to the fair value increase over net book value for acquired software assets, and a depreciation credit adjustment of approximately $(14.2) million related to a step-down of estimated fair value below net book value for acquired lease merchandise.
(2) As reported in our fourth quarter earnings press release furnished on February 24, 2022 on our Current Report on Form 8-K.
(3) Prior to 2022, we did not exclude stock compensation expense from our calculation of Adjusted EBITDA, as defined above.
(4) As defined above and included in the above Pay Versus Performance tables and graphs.

(In thousands)	Rent-A-Center	Acima	Mexico	Franchising	Corporate	Consolidated
Year Ended December 31, 2020						
Net earnings (loss)	$ 333,379	$ 57,847	$ 5,798	$ 12,570	$ (201,479)	$ 208,115
Plus: Interest, net	—	—	—	—	14,557	14,557
Plus: Income tax expense	—	—	—	—	14,664	14,664
Operating profit (loss)	333,379	57,847	5,798	12,570	(172,258)	237,336
Plus: Amortization, Depreciation	19,912	2,066	413	40	34,227	56,658
Plus: Special Items						
California refranchise store sale	16,600	—	—	—	—	16,600
Legal settlement reserves	—	—	—	—	7,900	7,900
Acima transaction costs	—	—	—	—	6,400	6,400
Legal settlement	—	—	—	—	(2,800)	(2,800)
Store closure costs	2,052	—	37	—	—	2,089
Asset disposals	531	4	—	—	1,269	1,804
Cost savings initiatives	577	193	—	—	813	1,583
State tax audit assessment reserves	261	400	—	—	564	1,225
COVID-19 impacts	883	115	—	—	155	1,153
Nationwide protest impacts	942	—	—	—	—	942
Insurance proceeds	(341)	—	—	—	—	(341)
Adjusted EBITDA[1]	$ 374,796	$ 60,625	$ 6,248	$ 12,610	$ (123,730)	$ 330,549
Plus: Annual cash incentive	—	—	—	—	13,427	13,427
Plus: Stock-based compensation[2]	—	—	—	—	—	—
Adjusted EBITDA[3]	$ 374,796	$ 60,625	$ 6,248	$ 12,610	$ (110,303)	$ 343,976

(1) As reported in our fourth quarter earnings press release furnished on February 24, 2021 on our Current Report on Form 8-K.
(2) Prior to 2022, we did not exclude stock compensation expense from our calculation of Adjusted EBITDA, as defined above.
(3) As defined above and included in the above Pay Versus Performance tables and graphs.

Reconciliation of net cash provided by operating activities to free cash flow

(In thousands)	Year Ended December 31, 2023	2022
Net cash provided by operating activities	$ 200,290	$ 468,460
Purchase of property assets	(53,402)	(61,387)
Free cash flow	$ 146,888	$ 407,073

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission File Number: 001-38047

Upbound Group, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**45-0491516**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
5501 Headquarters Drive, Plano, Texas	**75024**
(Address of principal executive offices)	*(Zip Code)*

972-801-1100

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Exchange on Which Registered
Common Stock, par value $0.01 per share	UPBD	The Nasdaq Global Select Market

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒   Accelerated filer ☐   Non-accelerated filer ☐
Smaller reporting company ☐   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of these error corrections are restatements that require a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240 10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☒

Aggregate market value of the 55,070,413 shares of Common Stock held by non-affiliates of the registrant at the closing sales price as reported on The Nasdaq Global Select Market, on June 30, 2023	**$ 1,714,341,902**
Number of shares of Common Stock outstanding as of the close of business on February 20, 2024:	**54,415,829**

Documents incorporated by reference:

Portions of the definitive proxy statement relating to the 2024 Annual Meeting of Stockholders of Upbound Group, Inc. are incorporated by reference into Part III of this report.

**TABLE OF
CONTENTS**

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K includes "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words such as "believes," "expects," "anticipates," "estimates," "intends," "plans," "seeks" or words of similar meaning, or future or conditional verbs, such as "will," "should," "could," "may," "aims," "intends," or "projects." These forward-looking statements, include, without limitation, those relating to the impact of ongoing challenging macroeconomic conditions on our business, operations, financial performance and prospects, the future business prospects and financial performance of our Company, our growth strategies, our expectations, plans and strategy relating to our capital structure and capital allocation, including any share repurchases under our share repurchase program, and other statements that are not historical facts. Unless expressly indicated or the context requires otherwise, the terms "Upbound Group, Inc.," "Company," "we," "us," and "our" in this document refer to Upbound Group, Inc. and, where appropriate, its subsidiaries.

A forward-looking statement is neither a prediction nor a guarantee of future events or circumstances, and those future events or circumstances may not occur. You should not place undue reliance on forward-looking statements, which speak only as of the date of this Annual Report on Form 10-K. These forward-looking statements are based on currently available operating, financial and competitive information and are subject to various risks and uncertainties. Our actual future results and trends may differ materially and adversely depending on a variety of factors, including, but not limited to, the risks and uncertainties discussed under "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" below. Given these risks and uncertainties, you should not rely on forward-looking statements as a prediction of actual results. Any or all of the forward-looking statements contained in this Annual Report on Form 10-K and any other public statement made by us, including by our management, may turn out to be incorrect. We are including this cautionary note to make applicable and take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 for forward-looking statements. Except as required by law, we expressly disclaim any obligation to update or revise any forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise. Factors that could cause or contribute to these differences include, but are not limited to:

- the general strength of the economy and other economic conditions affecting consumer preferences and spending, including the availability of credit to our target consumers and to other consumers, impacts from continued inflation, central bank monetary policy initiatives to address inflation concerns, and a possible recession or slowdown in economic growth;

- factors affecting the disposable income available to our current and potential customers;

- changes in the unemployment rate;

- capital market conditions, including availability of funding sources for us;

- changes in our credit ratings;

- difficulties encountered in improving the financial and operational performance of our business segments;

- risks associated with pricing changes and strategies being deployed in our businesses;

- our ability to continue to effectively execute our strategic initiatives, including mitigating risks associated with any potential mergers and acquisitions, or refranchising opportunities;

- our ability to identify potential acquisition candidates, complete acquisitions and successfully integrate acquired companies;

- failure to manage our store labor and other store expenses, including merchandise losses;

- disruptions caused by the operation of our store information management systems or disruptions in the systems of our host retailers;

- risks related to our virtual lease-to-own business, including our ability to continue to develop and successfully implement the necessary technologies;

- our ability to achieve the benefits expected from our integrated virtual and staffed retail partner offering and to successfully grow this business segment;

- exposure to potential operating margin degradation due to the higher cost of merchandise and higher merchandise losses in our Acima segment compared to our Rent-A-Center segment;

- our transition to more-readily scalable "cloud-based" solutions;

- our ability to develop and successfully implement digital or E-commerce capabilities, including mobile applications;

- our ability to protect our proprietary intellectual property;

- our ability or that of our host retailers to protect the integrity and security of customer, employee, supplier and host retailer information, which may be adversely affected by hacking, computer viruses, or similar disruptions;
- impairment of our goodwill or other intangible assets;
- disruptions in our supply chain;
- limitations of, or disruptions in, our distribution network;
- rapid inflation or deflation in the prices of our products and other related costs;
- allegations of product safety and quality control issues, including recalls;
- our ability to execute, as well as the effectiveness of, store consolidations, including our ability to retain the revenue from customer accounts merged into another store location as a result of a store consolidation;
- our available cash flow and our ability to generate sufficient cash flow to continue paying dividends;
- increased competition from traditional competitors, virtual lease-to-own competitors, online retailers, Buy-Now-Pay-Later and other fintech companies and other competitors, including subprime lenders;
- our ability to identify and successfully market products and services that appeal to our current and future targeted customer segments and to accurately estimate the size of the total addressable market;
- consumer preferences and perceptions of our brands;
- our ability to effectively provide consumers with additional products and services beyond lease-to-own, including through third-party partnerships;
- our ability to retain the revenue associated with acquired customer accounts and enhance the performance of acquired stores;
- our ability to enter into new rental or lease purchase agreements and collect on our existing rental or lease purchase agreements;
- impacts from the enforcement of existing laws and regulations and the enactment of new laws and regulations adversely affecting our business, including in connection with the regulatory matters described in Note M to our consolidated financial statements included in this Annual Report on Form 10-K and any legislative or other regulatory enforcement efforts that seek to re-characterize store-based or virtual lease-to-own transactions as credit sales and to apply consumer credit laws and regulations to our business;
- our compliance with applicable statutes or regulations governing our businesses;
- changes in interest rates;
- changes in tariff policies;
- adverse changes in the economic conditions of the industries, countries or markets that we serve;
- information technology and data security costs;
- the impact of any breaches in data security or other disturbances to our information technology and other networks;
- changes in estimates relating to self-insurance liabilities and income tax and litigation reserves;
- changes in our effective tax rate;
- fluctuations in foreign currency exchange rates;
- our ability to maintain an effective system of internal controls;
- litigation or administrative proceedings to which we are or may be a party to from time to time; and
- the other risks detailed from time to time in our reports furnished or filed with the United States Securities and Exchange Commission (the "SEC").

PART I

Item 1. *Business.*

History of Upbound Group, Inc.

Unless the context indicates otherwise, references to "we," "us", "our", and the "Company" refer to the consolidated business operations of Upbound Group, Inc., the parent, and any or all of its direct and indirect subsidiaries. For any references in this document to Note A through Note U, refer to the Notes to Consolidated Financial Statements in Item 8 included in this Annual Report on Form 10-K.

We are a leading lease-to-own provider with operations in the United States, Puerto Rico and Mexico. We provide a critical service for underserved consumers by providing them with access to, and the opportunity to obtain ownership of, high-quality, durable products under a flexible lease-purchase agreement with no long-term debt obligation. Through our Rent-A-Center segment, we provide a fully integrated customer experience through our e-commerce platform and brick and mortar presence. Our Acima segment offers lease-to-own solutions through retailers in stores and online enabling such retailers to grow sales by expanding their customer base utilizing our differentiated offering. We were incorporated in the State of Delaware in 1986, and our common stock is traded on the Nasdaq Global Select Market under the ticker symbol *"UPBD."*

Our principal executive offices are located at 5501 Headquarters Drive, Plano, Texas 75024. Our telephone number is (972) 801-1100 and our company website is www.upbound.com. Information contained on our website is not incorporated by reference into this Annual Report on Form 10-K.

The Lease Purchase Transaction

The lease purchase transaction is a flexible alternative that provides freedom for consumers who wish to obtain use and enjoyment of brand name merchandise with no long-term obligation and without having to pay the full price up front. Our customer has the right, but is not obligated, to acquire title to the merchandise either through an early purchase option or through payment of all lease renewals that would be required to obtain ownership.

The unit economics of the lease purchase transaction vary depending on the length of time customers take to obtain ownership of the product or whether the customer chooses to return the product without obtaining ownership. If a customer elects an early purchase option within a designated period of time following the initial lease, such as 90 or 120 days, a customer generally pays the retail price of the product plus a premium to the cost. Other lease-to-own transactions involve the customer leasing our merchandise through all lease renewal terms required to obtain ownership of the merchandise at the conclusion of the final lease renewal term. A customer may also elect to obtain ownership any time after the initial lease period, but prior to the completion of all lease renewals otherwise required to obtain ownership. Due to the longer lease period as a result of completing all lease renewals, along with the other benefits that are part of the lease-to-own transaction, obtaining ownership through payment of all lease renewals involves a higher total cost compared to the cost of the general retail price of the product if it was purchased upfront. Customers primarily take ownership of the merchandise through early purchase options, where the customer elects to make a lump-sum payment at a discounted purchase price prior to the final lease renewal. In the Rent-A-Center segment, the product is often rented more than one time before a customer ultimately obtains ownership.

There are differences in the unit economics between our Rent-A-Center and Acima segments, as we generally purchase our merchandise at wholesale prices for our Rent-A-Center segment and at retail prices for our Acima segment. Historically, operating margin for our Acima segment has benefited from the lower overhead cost associated with the virtual options employed at many third-party locations.

Key features of the lease purchase transaction include:

No long term obligation. A customer may terminate a lease purchase agreement at any time without penalty. Such customers have no obligation for remaining payments other than any outstanding balances to the date of return.

Convenient payment options. Our customers make payments on a weekly, bi-weekly, semi-monthly or monthly basis in our stores, at our retail partner locations, online or by telephone. We accept cash, credit or debit cards and payment via certain electronic platforms (such as PayPal and Venmo).

Flexible options to obtain ownership. Ownership of the merchandise generally transfers to the customer if the customer continuously renews the lease purchase agreement for a required period of between seven and 30 months, depending upon the product type, or exercises a specified early purchase option.

Reinstatement. If a customer is temporarily unable to make payments on a piece of rental merchandise and returns the merchandise, that customer generally may later re-rent the same piece of merchandise (or, if unavailable, a substitute of

comparable quality, age and condition) on the terms that existed at the time the merchandise was returned, and pick up payments where they left off without losing credit for what they previously paid.

Approval with less than perfect credit. Generally, no established credit score or credit history is required. In the Rent-A-Center segment, we use a proprietary decision engine to verify customer information as part of our approval process for entering into a lease purchase agreement. In our Acima segment, which provides on-site or virtual lease-to-own options through third-party retailers and through Acima direct to consumer offerings, customers complete the application process through a variety of resources, including online digital waterfall technology, retail partner electronic portals, online e-commerce websites, and the Acima mobile application. A robust proprietary automated decision engine process is used to confirm certain customer information for approval of the lease purchase agreement.

Brand name merchandise. In our store locations and through our retail partnerships, we offer merchandise from a large number of well-known brands such as Ashley home furnishings; LG, Samsung, and Sony home electronics; Frigidaire, Whirlpool, Amana, and Maytag appliances; HP, Acer, Asus, and Samsung computers and/or tablets; and Samsung smartphones.

Delivery and set-up. We generally offer same-day or next-day delivery and installation of our merchandise at no additional cost to the customer in our Rent-A-Center stores. Our Acima locations rely on our third-party retail partners to deliver merchandise leased by the customer, or for the customer to carry-out leased merchandise. Our third-party retail partners typically charge us a fee for delivery, which we pass on to the customer.

Product maintenance and replacement. In our Rent-A-Center segment, and in the Acima segment where required by law, we provide any required service or repair without additional charge, except in the event of damage in excess of normal wear and tear and certain other limited circumstances. The cost to repair the merchandise may be reimbursed by the vendor if the item is still under factory warranty. If the product cannot be repaired at the customer's residence, we provide a temporary replacement while the product is being repaired. If the product cannot be repaired, we will replace it with a product of comparable quality, age and condition.

Our Strategy

Our strategy is focused on achieving our mission to elevate financial opportunity for all and growing our business through emphasis on the following key initiatives:

- Grow penetration with current Acima merchants and build on our strength with small to medium size businesses while also adding new national and regional merchants to our platform;
- At Rent-A-Center, accelerate the shift to e-commerce, improve the fully integrated omni-channel customer experience and expand product categories, which will increase brand awareness and customer loyalty;
- Leverage data analytics capabilities to attract new customers, approve more customers and mitigate risk across business segments;
- Upgrade and integrate technology platforms to allow for a more simplified and seamless consumer experience, merchant and third-party waterfall integration and consumer transaction process and coworker efficiency;
- Execute on market opportunities and enhance our competitive position across both traditional and virtual lease-to-own solutions, and implement complementary products and services that supplement our current offering and provide our customers more financial alternatives; and
- Develop centers of excellence that will be leveraged across the organization to support the various business segments, utilizing best practices to drive efficiency and growth.

As we pursue our strategy, we have and may in the future take advantage of joint venture, partnership, or merger and acquisition opportunities from time to time that advance our key initiatives and elevate the financial mobility of underserved consumers.

Our Operating Segments

We report financial operating performance under four operating segments. To better reflect our current strategic focus, our retail partner business operations are reported as the Acima segment, which includes our virtual and staffed business models; and our company-owned stores and e-commerce platform through rentacenter.com are reported as the Rent-A-Center segment. In addition, we report operating results for our Mexico and Franchising segments. Additional information regarding our operating segments is presented in *"Management's Discussion and Analysis of Financial Condition and Results of Operations"* contained in Item 7 of this Annual Report on Form 10-K, and financial information regarding these segments and revenues by geographic area are provided in Note T to our consolidated financial statements contained in this Annual Report on Form 10-K. Substantially all of our revenues for the past three years originated in the United States.

Acima

Our Acima segment, which primarily operates in the United States and Puerto Rico, includes the operations of Acima Holdings, LLC ("Acima Holdings") (as defined in Note B to our consolidated financial statements included in this Annual Report on Form 10-K), which we acquired in February 2021 and certain locations previously operating under our Acceptance Now brand, generally offers consumers, who do not qualify for traditional financing, the lease-to-own transaction through staffed or unstaffed kiosks located within third-party retailer's locations, or other virtual options. In virtual locations, customers, either directly or with the assistance of a representative of the third-party retailer, initiate the lease-to-own transaction online in the retailers' locations using our virtual solutions.

We use a proprietary automated process to confirm certain customer information for approval of the lease purchase agreement, including certain information from consumer reporting agencies as part of our decisioning process that may constitute a "consumer report" under applicable law. We believe our lease-to-own solutions within the Acima segment are beneficial for both the retailer and the consumer. The retailer captures more sales and reduces their payment risk because we buy the merchandise directly from them. We believe consumers also benefit from our Acima model because they are able to obtain the products they want and need under flexible terms and without the necessity of relying on credit to finance a purchase or need to pay the full cost upfront. We generally pay the retail price for merchandise purchased from our retail partners and subsequently leased to the customer. Through certain retail partners, we offer our customers the option to obtain ownership of the product at or slightly above the full retail price if they pay within 90 days. In some cases, the retailer provides us a rebate on the cost of the merchandise if the customer exercises this 90-day option.

Our Acima operating model is highly agile and dynamic given our virtual offerings and our ability to open and close staffed and unstaffed locations quickly and efficiently. Generally, our Acima staffed locations consist of an area with a computer, desk and chairs. We occupy the space without charge by agreement with each retailer. In our virtual locations, transactions are initiated through an electronic portal accessible by retail partners on their store computers, on our retail partners' e-commerce sites or through our Acima direct to consumer offerings including the Acima mobile application. Accordingly, capital expenditures with respect to new Acima locations are minimal.

Acima relies on our third-party retail partners to deliver merchandise leased by the customer. Such retail partners typically charge us a fee for delivery, which we pass on to the customer. In the event the customer wishes to return rented merchandise and terminate their lease, we provide various return options. Most merchandise returned from an Acima lease-to-own transaction is subsequently donated or offered for lease at one of our Rent-A-Center stores. Our Acima segment comprised approximately 48% of our consolidated revenues for the year ended December 31, 2023.

Rent-A-Center

Our Rent-A-Center segment consists of company-owned lease-to-own stores in the United States and Puerto Rico that lease durable goods to customers on a lease-to-own basis. Our Rent-A-Center segment operates through our company-owned stores and e-commerce platform through rentacenter.com. As of December 31, 2023, we operated 1,839 company-owned stores in the United States and Puerto Rico, including 52 retail installment sales stores under the names "Get It Now" and "Home Choice." We routinely evaluate the locations in which we operate to optimize our store network. Our Rent-A-Center segment comprised approximately 47% of our consolidated revenues for the year ended December 31, 2023.

Mexico

Our Mexico segment consists of our company-owned lease-to-own stores in Mexico that lease durable goods to customers on a lease-to-own basis. As of December 31, 2023, we operated 131 stores in Mexico.

Franchising

Rent-A-Center Franchising International, Inc., an indirect wholly-owned subsidiary of the Company, is a franchisor of lease-to-own stores. The stores in our Franchising segment use our Rent-A-Center, ColorTyme or RimTyme trade names, service marks, trademarks and logos, and operate under distinctive operating procedures and standards. Our Franchising segment's primary source of revenue is the sale of rental merchandise to its franchisees, who in turn, offer the merchandise to the general public for rent or purchase under a lease-to-own transaction. The balance of our Franchising segment's revenue is generated primarily from royalties based on franchisees' monthly gross revenues.

As of December 31, 2023, we franchised 440 stores in 30 states operating under the Rent-A-Center (385 stores), ColorTyme (17 stores) and RimTyme (38 stores) trade names. These lease-to-own stores primarily offer high quality products such as furniture and accessories, consumer electronics, appliances, computers, wheels and tires.

As franchisor, Franchising receives royalties of 2.0% to 6.0% of the franchisees' monthly gross revenue and, generally, an initial fee of up to $10,000 per new location.

The following table summarizes our store locations allocated among the Rent-A-Center, Mexico and Franchising operating segments as of December 31 of each of the years indicated below:

	2023	2022	2021
Rent-A-Center	1,839	1,851	1,846
Mexico	131	126	123
Franchising	440	447	466
Total locations	2,410	2,424	2,435

The following discussion applies generally to all of our operating segments, unless otherwise noted.

Operations

Store Expenses

Our expenses primarily relate to merchandise costs and the cost of operating our stores, including salaries and benefits for our employees, occupancy expense for our leased real estate, advertising expenses, lost, damaged, or stolen merchandise, fixed asset depreciation, and other expenses.

Product Selection

The stores in our Rent-A-Center, Mexico, and Franchising segments generally offer merchandise from certain basic product categories: such as furniture, including mattresses; tires; consumer electronics; appliances; tools; handbags; computers; smartphones; and accessories. Although we seek to maintain sufficient inventory in our stores to offer customers a wide variety of models, styles and brands, we generally limit merchandise to prescribed levels to maintain strict inventory controls. We also provide merchandise options to our Rent-A-Center customers through our extended marketplace on our e-commerce platform. We seek to provide a wide variety of high quality merchandise to our customers, and we emphasize products from name-brand manufacturers. Customers may request either new merchandise or previously leased merchandise. Previously leased merchandise is generally offered at a similar weekly, bi-weekly, semi-monthly, or monthly lease rate as is offered for new merchandise, but with an opportunity to obtain ownership of the merchandise after fewer lease payments.

Our furniture products include dining room, living room and bedroom furniture featuring a number of styles, materials and colors. Accessories include lamps and tables and are typically rented as part of a package of items, such as a complete room of furniture. Showroom displays enable customers to visualize how the product will look in their homes and provide a showcase for accessories. Appliances include refrigerators, freezers, washing machines, dryers, and ranges. Consumer electronic products offered by our stores include high definition televisions, home theater systems, video game consoles and stereos. We offer desktop, laptop, tablet computers and smartphones.

The merchandise assortment may vary in our non-U.S. stores according to market characteristics and consumer demand unique to the particular country in which we are operating. For example, in Mexico, the appliances we offer are sourced locally, providing our customers in Mexico the look and feel to which they are accustomed in that product category.

Acima locations offer merchandise available for sale in-store and online through third-party retailers, including furniture and accessories, consumer electronics and appliances, wheels and tires, and jewelry.

Product Turnover

On average, in the Rent-A-Center segment, lease renewals of 17 months or exercising an early purchase option is generally required to obtain ownership of new merchandise. Product turnover is the number of times a product is rented to a different customer. On average, a product is leased (turned over) to multiple customers before a customer acquires ownership. Merchandise returned in the Acima segment is often moved to a Rent-A-Center store where it is offered for lease. Ownership is attained in approximately 36% of lease purchase agreements in the Rent-A-Center segment. The average total life for each product in our Rent-A-Center segment is approximately 16 months, which includes the initial lease period, all additional lease periods and idle time in our system. To cover the higher operating expenses generated by the key benefits of lease purchase transactions and product turnover, lease purchase agreements require higher aggregate payments to obtain ownership over time (if elected by the customer) than are generally charged under purchase plans, such as installment purchase or credit plans.

Account Management

The majority of our lease purchase agreements are subject to weekly, bi-weekly, semi-monthly, and monthly renewal terms. In our Rent-A-Center stores, managers use our management information system to track past due payments on a daily basis. Similarly, past due payments are monitored on a daily basis by on-site employees in our Acima staffed locations and by our back-office account management team in respect of our Acima virtual locations. If a customer fails to make a lease payment when due, we will attempt to contact the customer to terminate the account and arrange to regain possession of our merchandise or, if elected by the customer, to obtain payment and reinstate the agreement.

In our Rent-A-Center segment, we attempt to recover the merchandise as soon as possible following non-renewal or termination of a lease purchase agreement. These efforts are enhanced by the personal and job-related references required of customers, the personal nature of the relationships between our employees and customers, and the availability of lifetime reinstatement.

If a customer does not return the merchandise or make a payment sufficient to reinstate an agreement, the remaining book value of the leased merchandise associated with delinquent accounts is generally charged off on or before the 90th day following the time the account became past due in the Rent-A-Center and Mexico segments, on or before the 120th day in our Acima segment or during the month following the 150th day in certain Acima locations formerly operating under the Acceptance Now brand.

Purchasing

In our Acima segment, we purchase the merchandise selected by the customer from the applicable third-party retailer at the time such customer enters into a lease purchase agreement with us and the product is delivered. We retain ownership of the leased property unless and until the customer elects to purchase the property pursuant to the lease terms.

In our Rent-A-Center and Mexico segments, we purchase our rental merchandise from a variety of suppliers. In 2023, approximately 39% and 21% of our merchandise purchases were attributable to Ashley Furniture Industries and Whirlpool, respectively. No other brand accounted for more than 10% of merchandise purchased during these periods. We do not generally enter into written contracts with our suppliers that obligate us to meet certain minimum purchasing levels. Although we expect to continue relationships with our existing suppliers, we believe there are numerous sources of products available, and we do not believe the success of our operations is dependent on any one or more of our present suppliers. However, any termination or disruption to our relationship with Ashley Furniture Industries, Whirlpool or other significant suppliers could materially adversely impact our results.

With respect to our Franchising segment, our franchise agreements with franchisees require the franchised stores to exclusively offer for rent or sale only those brands, types and models of products that Franchising has approved. The franchised stores are required to maintain an adequate mix of inventory that consists of approved products for rent as dictated by Franchising policy manuals. Franchisees can purchase product through us or directly from various approved suppliers.

Management

Our executive management team has extensive experience in the lease-to-own industry, as well as financial services and technology and has demonstrated the ability to grow and manage our business through their operational leadership and strategic vision. Our regional and district managers generally have long tenures with us, and we have a history of promoting management personnel from within. To support our strategic efforts we have hired additional key management members in recent years.

We believe our executive management team's extensive industry and company experience will allow us to effectively execute our strategies.

Marketing

We promote our products and services through radio and television commercials, print advertisements, store telemarketing, digital display advertisements, direct email campaigns, social networks, paid and organic search engines, website and store signage. Our advertisements emphasize such features as product and name-brand selection, the flexible payment and return options, the ability to avoid relying on credit to finance a purchase and without requiring long-term contracts or obligations, convenient delivery and set-up, product repair and loaner services, lifetime reinstatement and multiple options to acquire ownership if desired by the customer, including early purchase pricing options or through a fixed number of lease renewal payments. In addition, in the Rent-A-Center segment, we promote the "RAC Worry-Free Guarantee®" to further highlight these aspects of the lease purchase transaction. We believe that by leveraging our advertising efforts to highlight the benefits of the lease purchase transaction, we will continue to educate our customers and potential customers about the lease-to-own alternative to credit as well as promote our reputation as a leading provider of high-quality, branded merchandise and services.

Franchising has established national advertising funds for the franchised stores, whereby Franchising has the right to collect up to 4.5% of the monthly gross revenue from each franchisee as contributions to the fund. Franchising directs the advertising programs of the fund, generally consisting of television and radio commercials and print and digital display advertisements. Franchising also has the right to require franchisees to expend up to 3% of their monthly gross revenue on local advertising.

Industry & Competition

According to data released by the Fair Isaac Corporation on October 30, 2023, consumers in the "subprime" category (those with credit scores below 650) made up approximately 23% of the United States population. Approximately 34% of U.S. consumers have incomes below $50,000 and may lack access to traditional credit. The lease-to-own industry provides customers the opportunity to obtain merchandise they might otherwise be unable to obtain due to insufficient cash resources or a lack of access to credit to finance a purchase.

Our stores, kiosks and other lease-to-own operations compete with other national, regional and local lease-to-own businesses, including online only competitors, as well as with rental stores that do not offer their customers a purchase option. With respect to customers desiring to purchase merchandise for cash or on credit, we also compete with retail stores, online competitors, Buy-Now-Pay-Later and other fintech companies and other competitors, including subprime lenders. Competition is based primarily on convenience, store location, product selection and availability, customer service, and pricing. See *"The industries in which we operate are highly competitive, which could impede our ability to maintain lease volumes and pricing and have a material adverse effect on our operating results"* contained in Item 1A of this Annual Report on Form 10-K.

Seasonality

Our revenue mix is moderately seasonal, with the first quarter of each fiscal year generally providing higher merchandise sales than any other quarter during a fiscal year. Generally, our customers will more frequently exercise the early purchase option on their existing lease purchase agreements or purchase pre-leased merchandise off the showroom floor during the first quarter of each fiscal year, primarily due to the receipt of federal income tax refunds. In contrast, our cash expenditures for merchandise purchases for the fiscal year are generally the highest beginning in the latter part of the third quarter through the fourth quarter, primarily as a result of holiday promotions.

Trademarks

We own various trademarks and service marks that are used in connection with our operations and have been registered with the United States Patent and Trademark Office. The duration of our trademarks is unlimited, subject to periodic renewal and continued use. In addition, we have obtained trademarks and filed for trademark registrations in Mexico and certain other foreign jurisdictions. We believe we hold the necessary rights for protection of the trademarks and service marks essential to our business. The products held for rent in our stores or through our host retailer partners also bear trademarks and service marks held by their respective manufacturers.

The Franchising segment licenses the use of the Rent-A-Center® and ColorTyme® trademarks and service marks to its franchisees under its franchise agreements with such franchisees. The Franchising segment also owns various trademarks and service marks, including ColorTyme® and RimTyme®, that are used in connection with its operations and have been registered with the United States Patent and Trademark office. The duration of these marks is unlimited, subject to periodic renewal and continued use.

Human Capital Resources

As of December 31, 2023, we employed a total of 12,970 coworkers, the vast majority of which are full time employees. Our employee base is made up of 11,050 coworkers in our U.S. Operations, including Puerto Rico, 1,340 coworkers in our Mexico operations and 580 coworkers at our corporate facilities.

We continually monitor our demand for labor and provide training and competitive compensation packages in an effort to attract and retain skilled coworkers. We believe our coworkers are one of the primary keys to successfully operating our business and achieving our strategic objectives. Our human capital measures and objectives focus on the successful training and development of our coworkers, in addition to their safety. All of our coworkers are employed at will and are free to end their employment with us at any time.

We also focus on supporting a diverse and inclusive workforce. Our Chief Diversity Officer regularly reports to our Board of Directors. We have also implemented a program to deliver unconscious bias training to our employees and have launched and are expanding our Employee Resource Groups to promote a dialogue with our employees regarding our diversity initiatives.

Government Regulation of Lease-to-Own Transactions

State Regulation. Currently, 46 states, the District of Columbia and Puerto Rico have rental purchase statutes that recognize and regulate lease purchase transactions as separate and distinct from credit sales. We believe this existing legislation is generally favorable to us, as it defines and clarifies the various disclosures, procedures and transaction structures related to the lease-to-own business with which we must comply. With some variations in individual states, most related state legislation requires the lessor to make prescribed disclosures to customers about the rental purchase agreement and transaction, and provides time periods during which customers may reinstate agreements despite having failed to make a timely payment. Some state rental purchase laws prescribe grace periods for non-payment, prohibit or limit certain types of collection or other practices, and limit certain fees that may be charged. Eleven states limit the total rental payments that can be charged to amounts ranging from 2.0 times to 2.4 times the lessor's disclosed cash price or the retail value of the rental product. Six of those eleven states also limit the lessor's cash price of merchandise to amounts ranging from 1.56 to 2.5 times our cost for each item.

Although Minnesota has a rental purchase statute, the rental purchase transaction is also treated as a credit sale subject to consumer lending restrictions pursuant to judicial decision. Therefore, we offer our customers in Minnesota an opportunity to purchase our merchandise through an installment sale transaction in our Home Choice stores. As of December 31, 2023, we operated 21 Home Choice stores in Minnesota.

North Carolina has no rental purchase legislation. However, the retail installment sales statute in North Carolina expressly provides that lease transactions which provide for more than a nominal purchase price at the end of the agreed rental period are not credit sales under the statute. As of December 31, 2023, we operated 86 lease-to-own stores and 14 Acima staffed locations in North Carolina.

Courts in Wisconsin and New Jersey, which do not have rental purchase statutes, have rendered decisions which classify rental purchase transactions as credit sales subject to consumer lending restrictions. Accordingly, in Wisconsin, we offer our customers an opportunity to purchase our merchandise through an installment sale transaction in our Get It Now stores. In New Jersey, we have modified our typical rental purchase agreements to provide disclosures, grace periods, and pricing that we believe comply with the retail installment sales act. As of December 31, 2023, we operated 31 Get It Now stores in Wisconsin and 39 Rent-A-Center stores in New Jersey.

In addition to state lease-to-own laws as described above, general consumer protection laws and regulations adopted by states and enforcement activities by state attorneys general and other consumer regulatory authorities may also impact our business. There can be no assurance as to whether the enforcement of existing state laws or regulations, including in connection with the regulatory matters described in Note M to our consolidated financial statements included in this Annual Report on Form 10-K, or the enactment of new laws or regulations that may unfavorably impact the lease-to-own industry would have a material and adverse effect on us.

Federal Regulation. To date, no comprehensive federal legislation has been enacted regulating the rental purchase transaction. However, other consumer protection laws and regulations adopted at the federal level and enforcement activities by the CFPB and the Federal Trade Commission may impact our business. The Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank Act") regulates "leases" if, among other things, the initial term of the lease is at least 90 days. We believe the lease-to-own transaction, therefore, is not a covered "lease" under the Dodd-Frank Act because, among other reasons, the lease-to-own transaction is for a term of week to week, or at most, month to month. The Consumer Financial Protection Bureau ("CFPB") may adopt a different interpretation of the Dodd-Frank Act or other federal consumer financial protection laws and is currently engaged in investigations and enforcement activities with respect to the lease-to-own industry, including a pending investigation regarding our Acima subsidiary as discussed in this Form 10-K.

From time to time, we have supported legislation introduced in Congress that would regulate the rental purchase transaction. While both beneficial and adverse legislation regulating the rental purchase transaction may be introduced in Congress in the future, any adverse federal legislation, if enacted, could have a material and adverse effect on us. In addition, there can be no assurance as to whether the enforcement of existing federal consumer protection laws or regulations, including in connection with the regulatory matters described in Note M to our consolidated financial statements included in this Annual Report on Form 10-K, or the enactment of new laws or regulations that may unfavorably impact the lease-to-own industry would have a material and adverse effect on us.

Mexico

No comprehensive legislation regulating the lease-to-own transaction has been enacted in Mexico. We use substantially the same rental purchase transaction in Mexico as in the U.S. stores, but with such additional provisions as we believe may be necessary to comply with Mexico's specific laws and customs.

Available Information

We file annual reports on Form 10-K, quarterly reports on Form 10-Q, periodic reports on Form 8-K, proxy statements and other information with the SEC. The public may obtain copies of these reports and any amendments at the SEC's website, www.sec.gov. Additionally, we make available free of charge on or through our website our Annual Report on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. We also provide electronic or paper copies of our filings free of charge upon request. In addition, our Board of Directors has adopted a Code of Business Conduct and Ethics applicable to all members of our Board of Directors, as well as all of our coworkers, including our Chief Executive Officer, Chief Financial Officer, principal accounting officer and controller. The Code of Business Conduct and Ethics forms the foundation of a compliance program we established as part of our commitment to responsible business practices that includes policies, training, monitoring and other components covering a wide variety of specific areas applicable to our business activities and employee conduct. A copy of the Code of Business Conduct and Ethics is published on our website at https://investor.upbound.com/corporate-governance/governance-documents. We intend to make all required disclosures concerning any amendments to, or waivers from, this Code of Business Conduct and Ethics on our website.

Item 1A.   *Risk Factors.*

Investing in Upbound Group, Inc. involves a high degree of risk, and you should carefully consider the risks described in this section and the other information included in this Annual Report on Form 10-K, including our Consolidated Financial Statements and related notes, before making an investment decision. Please note that the headings reflected below are provided solely for convenience of the reader and do not indicate that a given risk applies only to the heading under which it is located. The risks described in this section include, but are not limited to, those highlighted in the following list:

Risks Relating to Economic Conditions
- *The success of our business is dependent on factors affecting consumer spending and payment behaviors that are not under our control.*

Risks Relating to Our Vendors, Suppliers and Products
- *Disruptions in our supply chain and other factors affecting the distribution of our merchandise could materially and adversely affect our business.*
- *We rely on the receipt of information from third-party data vendors, and inaccuracies in or delays in receiving such information, or the termination of our relationships with such vendors, could have a material adverse effect on our business, operating results and financial condition.*
- *We must successfully manage our inventory to reflect customer demand and anticipate changing consumer preferences and leasing trends or our revenue and profitability could be materially and adversely affected.*
- *Allegations of or actual product safety and quality control issues, including product recalls, could harm our reputation, divert resources, reduce sales and increase costs.*

Risks Relating to Our Strategy and Operations
- *If we are unable to successfully appeal to and engage with our target consumers, our business and financial performance may be materially and adversely affected.*
- *We must maintain brands that are recognized and trusted by consumers and retail partners.*
- *Our proprietary algorithms and customer lease decisioning tools used to approve customers are subject to unexpected changes in behavior caused by macroeconomic conditions, which could cause these tools to no longer be indicative of our customers' ability to perform under their lease agreements with us.*
- *Failure to effectively manage our costs could have a material adverse effect on our profitability.*
- *We face risks in our Acima retail partner business and virtual locations that differ in some potentially significant respects from the risks of the traditional lease-to-own business conducted in Rent-A-Center store locations. These risks could have a material adverse effect on Acima, which could negatively impact our ability to grow the Acima segment and result in a material adverse effect on our results of operations.*
- *Our strategy to grow the retail partner business depends on our ability to develop and offer robust virtual lease-to-own technology, including algorithmic decisioning programs and waterfall integrations.*
- *Our operations are dependent on effective information management systems. Failure of our systems or those of our host retailers could negatively impact our business, financial condition and results of operations.*
- *If we fail to protect the integrity and security of customer, employee, supplier and host retailer information, or if our host retailers fail to protect the integrity and security of customer information, we could incur significant liability and damage our reputation, and our business could be materially and adversely affected.*
- *The industries in which we operate are highly competitive, which could impede our ability to maintain lease volumes and pricing and have a material adverse effect on our operating results.*
- *If we are unable to attract, train and retain managerial personnel and hourly associates in our stores and staffed Acima locations, our reputation, sales and operating results may be materially and adversely affected.*
- *The risks associated with climate change and other environmental impacts and increased focus by stakeholders on environmental issues, including those associated with climate change, could adversely affect our business, financial condition and operating results.*

Risks Relating to Legal and Compliance Matters

- *We may be subject to legal or regulatory proceedings from time to time that result in damages, penalties or other material monetary obligations or material restrictions on our business operations, and our use of arbitration agreements may not allow us to avoid costly litigation.*

- *The outcome of the previously disclosed investigations by the CFPB, multi-state attorneys' general group and the New York Attorney General into certain of Acima's business practices is uncertain and may materially and adversely affect our business.*

- *Federal and state regulatory authorities are increasingly focused on the lease-to-own industry, and any negative change in these laws or regulations or the passage of unfavorable new laws or regulations or the manner in which any of these are enforced or interpreted could expose us to significant additional costs or compliance-related burdens and could require us to alter our business practices in a manner that may be materially adverse to us.*

- *Our lease-to-own transactions are regulated by and subject to the requirements of federal and state laws and regulations that vary by jurisdiction, which require significant compliance costs and expose us to regulatory action or other litigation.*

- *Laws and regulations regarding information security and data collection, use and privacy are increasingly rigorous and subject to change, which may cause us to incur significant compliance costs and subject us to adverse impacts in the event of actual or alleged compliance failures.*

- *Our reputation, ability to do business and operating results may be impaired by improper conduct by any of our employees, agents or business partners, including retail partners.*

- *Our products and services may be negatively characterized by consumer advocacy groups, the media and certain federal, state and local government officials, and if those negative characterizations become increasingly accepted by consumers and/or our retail partners, demand for our goods and the transactions we offer could decrease and our business could be materially and adversely affected.*

- *We may be unable to protect our intellectual property, or may be alleged to have infringed upon the intellectual property rights of others, which could result in a loss of our competitive advantage, a diversion of resources and a material adverse effect on our business and results of operations.*

Risks Relating to Our Indebtedness and Other Financial Matters

- *We have significant indebtedness, and the level of our indebtedness could materially and adversely affect us.*

- *The amount of borrowings permitted under the Asset Based Loan Credit Facility (the "ABL Credit Facility") is limited to the value of certain of our assets, and Upbound Group, Inc. relies in part on available borrowings under the ABL Credit Facility for cash to operate its business, which subjects it to market and counterparty risk, some of which is beyond Upbound Group, Inc.'s control.*

- *Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.*

- *Our organizational documents and our current or future debt instruments contain or may contain provisions that may prevent or deter another group from paying a premium over the market price to Upbound Group, Inc.'s stockholders to acquire its stock.*

- *If our goodwill or intangible assets became impaired, we may be required to record a significant charge to earnings.*

The risks described in this section are not the only risks that could materially and adversely affect our business; other risks currently believed to be immaterial or additional risks not currently known to us could also materially and adversely affect our business, financial condition or results of operations. If any of the events or circumstances described in this section actually occur, our business, operating results, financial condition, cash flows, and prospects could be materially and adversely affected. In that event, the market price of our securities could decline, and you could lose part or all of your investment.

Risks Relating to Economic Conditions

The success of our business is dependent on factors affecting consumer spending and payment behaviors that are not under our control.

Consumer spending and payment behaviors are affected by general economic conditions and other factors including levels of employment, disposable consumer income, prevailing interest rates, consumer debt and availability of credit, cost of fuel, food and housing, inflation, recession and fears of recession, war (including the current conflicts in Ukraine and the Middle East) and fears of war, terrorist activities, pandemics, inclement weather, tariff policies, tax rates and rate increases, timing of receipt of

tax refunds, consumer confidence in future economic conditions and political conditions and consumer perceptions of personal well-being and security. Unfavorable general economic changes, due to any one or more of these or other factors, could reduce demand for our products and services resulting in lower revenue or negatively impact consumer payment behavior resulting in higher than expected losses and negatively impacting our business and financial results. For example, since the latter part of 2021, we have experienced negative trends in customer behavior following the expiration of government stimulus and relief programs combined with a significant rise in the U.S. consumer price index, resulting in significant pressure on the discretionary income levels of our consumers. This led us to tighten our underwriting policies in an effort to improve risk management related to the execution of new leases. The continuation of the trends described above combined with the tightening of our underwriting policies has reduced the number of active leases with corresponding decreases in lease revenue and operating cash flows.

In addition to the negative trends in customer behavior described above, we have also been impacted by other negative macroeconomic trends, including a tight labor market, which has contributed to wage inflation, and global supply chain disruptions resulting in reduced product availability and rising product costs.

While the lease-to-own industry has historically remained a resilient business model throughout various economic cycles, the full extent to which our risk management strategy and macroeconomic trends (including consumer spending and payment behavior) may impact our business in future periods is uncertain. The continuation of these negative trends may have a material adverse impact on our financial statements, including our results of operations, operating cash flows, liquidity and capital resources.

Risks Relating to Our Vendors, Suppliers and Products

Disruptions in our supply chain and other factors affecting the distribution of our merchandise could materially and adversely affect our business.

Disruptions in our supply chain and those of our retail partners can and have resulted in our inability to meet our customers' expectations, higher costs, an inability to stock our stores, or longer lead time associated with distributing merchandise. Disruptions within our supply chain network also result in decreased net sales, increased costs and reduced profits. For example, as a result of the impacts of COVID-19 on U.S. and global supply chains and manufacturing operations, we experienced some delays on our timing or ability to obtain desired merchandise for our business.

Our arrangements with our suppliers and vendors may be materially and adversely affected by changes in our financial results or financial position or changes in consumer demand, which could materially and adversely affect our business.

Substantially all of our merchandise suppliers and vendors sell to us on open account purchase terms. There is a risk that our key suppliers and vendors could respond to any actual or apparent decrease in, or any concern with, our financial results or liquidity by requiring or conditioning their sale of merchandise to us on more stringent or more costly payment terms, such as by requiring standby letters of credit, earlier or advance payment of invoices, payment upon delivery or other assurances or credit support or by choosing not to sell merchandise to us on a timely basis or at all. In addition, if demand for our products and services declines, the volume of merchandise we purchase from third-party suppliers may decrease, which could result in smaller discounts from our vendors or the elimination of such discounts by our vendors. Our arrangements with our suppliers and vendors may also be impacted by media reports regarding our financial position or other factors relating to our business. Our need for additional liquidity could materially increase and our supply of inventory could be materially disrupted if any of our key suppliers or vendors, or a significant portion of our other suppliers or vendors, takes one or more of the actions described above, which could result in increased costs of operation and decreased net sales, customer satisfaction and profits.

We rely on the receipt of information from third-party data vendors, and inaccuracies in or delays in receiving such information, or the termination of our relationships with such vendors, could have a material adverse effect on our business, operating results and financial condition.

We are heavily dependent on data provided by third-party providers. Our lease-to-own business employs a proprietary decisioning algorithm that determines whether or not an application for a lease submitted by a customer will be approved for a lease and the potential amount of the lease. This algorithm depends extensively upon continued access to, and timely receipt of, reliable data from external sources, such as third-party data vendors. Our data providers could stop providing data, provide untimely, incorrect or incomplete data, or increase the costs for their data for a variety of reasons, including a perception that our systems are insecure as a result of a data-security breach, regulatory concerns or for competitive reasons. We could also become subject to increased legislative, regulatory or judicial restrictions or mandates on the collection, disclosure or use of such data, in particular if such data is not collected by our providers in a way that allows us to legally use the data. If we were to lose access to this external data or if our access or use were restricted or were to become less economical or desirable, our

business would be negatively impacted, which would materially and adversely affect our operating results and financial condition. We cannot provide assurance that we will be successful in maintaining our relationships with these external data-source providers or that we will be able to continue to obtain data from them on acceptable terms or at all. Furthermore, we cannot provide assurance that we will be able to obtain data from alternative sources if our current sources become unavailable.

We must successfully manage our inventory to reflect customer demand and anticipate changing consumer preferences and leasing trends or our revenue and profitability could be materially and adversely affected.

The success of our Rent-A-Center segment depends upon our ability to successfully manage our inventory and to anticipate and respond to merchandise trends and customer demands in a timely manner. We cannot always accurately predict consumer preferences, and they may change over time. We must order certain types of merchandise, such as consumer electronics, well in advance of seasonal increases in customer demand for those products. The extended lead times for many of our purchases may make it difficult for us to respond rapidly to new or changing consumer trends and price shifting and to maintain an optimal selection of merchandise available for lease at all times. If we misjudge any of the market for our merchandise, our customers' product preferences or our customers' leasing behaviors, our revenue may decline significantly, and we may not have sufficient quantities of merchandise to satisfy customer demand, or we may be required to mark down excess inventory, either of which would result in lower revenue and profit. In addition, our level of profitability and success in our Rent-A-Center segment depends on our ability to successfully re-lease our inventory of merchandise that is returned by customers of our Rent-A-Center or Acima segments, due to their lease agreements expiring, or otherwise.

Allegations of or actual product safety and quality control issues, including product recalls, could harm our reputation, divert resources, reduce sales and increase costs.

The products we lease and sell in our Rent-A-Center segment and Acima segment are subject to regulation by the U.S. Consumer Product Safety Commission and similar state regulatory authorities and expose us to potential product liability claims, recalls or other regulatory or enforcement actions initiated by regulatory authorities or through private causes of action. Such claims, recalls or actions could be based on allegations that, among other things, the products leased or sold by us contain contaminants or impermissible materials, provide inadequate instructions regarding their use or misuse or include inadequate warnings, such as those concerning the materials or their flammability. We do not control the production process of the products we sell and lease and may be unable to identify a defect or deficiency in a product purchased from a manufacturer before offering it for sale or lease to our customers. Product safety or quality concerns may require us to voluntarily remove selected products from our physical locations or from our customers' homes or cease offering those products online. Such recalls and voluntary removal of products can result in, among other things, lost sales, diverted resources, potential harm to our reputation and increased customer service costs, each of which could have a material adverse effect on our financial condition. In addition, in the event of such a product quality or safety issue, our customers who have leased the defective merchandise from us could terminate their lease agreements for that merchandise and/or not renew those lease arrangements, which could have a material adverse effect on our financial condition if we are unable to recover those losses from the vendor who supplied us with the relevant merchandise. In addition, new federal or state legislation, including new product safety and hazardous material laws and regulations, may negatively impact our operations, increase our cost of doing business and adversely affect our operating performance.

Risks Relating to Our Strategy and Operations

Our success depends on the effective implementation and continued execution of our strategies.

We are focused on our mission to elevate financial opportunity for cash- and credit-constrained consumers including through affordable and flexible access to durable goods that promote a higher quality of living. In recent years, we accelerated our virtual growth strategy through the acquisition of Merchants Preferred, launch of our Preferred Lease offering, and acquisition of Acima Holdings, with a focus towards executing on large market opportunities through national and regional retail partners. We seek to capitalize on key differentiators in our virtual offerings, as well as grow our business through expansion in our product verticals, e-commerce platform and other digital enhancements, improving the customer and retail partner experience and providing consumers with greater opportunities to shop how, when and where they want with the flexibility of our lease-to-own solutions. Our Rent-A-Center segment employs its own growth strategies and seeks to adapt to changing consumer preferences and shopping behaviors while managing its cost structure.

Growth of our business, including through the launch of new product offerings requires us to invest in or expand our information and technology capabilities, engage and retain experienced management, invest in our stores and otherwise incur additional costs. Our inability to address these concerns or otherwise to achieve targeted results associated with our initiatives

could materially and adversely affect our results of operations, or negatively impact our ability to successfully execute future strategies, which may result in a material adverse effect on our business and financial results.

If we are unable to successfully appeal to and engage with our target consumers and retail partners, our business and financial performance may be materially and adversely affected.

We operate in the consumer retail industry through brick-and-mortar stores and digitally including through retail partner channels. As such, our success depends, among other things, on our ability to identify and successfully market products and services through various channels that appeal to our current and future target customer segments and retail partners, to align our offerings with consumer and retail partner preferences and to maintain favorable perceptions of our brands by our target consumers and retail partners. If we are unable to successfully appeal to and engage with our target consumers and retail partners, our business and financial performance may be materially and adversely affected.

We must maintain corporate brands that are recognized and trusted by consumers and retail partners.

Our brands could be adversely affected by situations that reflect negatively on us, whether due to our business practices, adverse financial developments, a data breach, perceptions of our corporate governance or how we address environmental or social responsibility initiatives, the conduct of our officers, directors, or employees, the actions of a significant partner or other businesses with which we do business, or other causes. The negative impacts of these or other events may be amplified as consumers and other stakeholders increase or change their expectations regarding the conduct of public companies, sustainability efforts, and corporate responsibility. These impacts may be further complicated such that perceptions are formed through rapid and broad interactions using modern communication and social media tools over which we have no control. Any such event could decrease demand for our products, reduce our ability to recruit and retain employees, and lead to greater regulatory scrutiny of our businesses.

Our proprietary algorithms and customer lease decisioning tools used to approve customers are subject to unexpected changes in behavior caused by macroeconomic conditions, which could cause these tools to no longer be indicative of our customers' ability to perform under their lease agreements with us.

We believe our proprietary customer lease decisioning process to be a key to the success of our business for both Acima and Rent-A-Center. We assume behavior and attributes observed from prior customers, among other factors, are indicative of performance by future customers. Unexpected changes in behavior caused by macroeconomic conditions, including, for example, impacts to the U.S. economy related to the COVID-19 pandemic and changes in consumer behavior relating thereto as well as the current challenging macroeconomic conditions, could lead to increased incidence and costs related to lease merchandise write-offs. For example, we experienced higher losses in the fourth quarter of 2021 and during 2022 due to the impacts of changing consumer payment behaviors following the expiration of governmental stimulus programs and high inflation. Unexpected changes in behavior caused by macroeconomic conditions will impact our decisioning process and likely require frequent adjustments and the application of greater management judgment in the interpretation and adjustment of the results produced by our decisioning tools and we may be unable to accurately predict and respond to the impact of a prolonged economic downturn or changes to consumer behaviors, which in turn may limit our ability to manage risk and avoid lease merchandise write-offs and could result in our accounts receivable allowance being insufficient. Even after the effect of the current macroeconomic conditions subside, unexpected changes in behavior caused by macroeconomic conditions such as the U.S. economy experiencing a recession or slowdown in economic growth and job losses related thereto, increases in interest rates or a continued high interest rate environment, inflationary pressures, reduced availability or elimination of government subsidies, resumption of eviction proceedings, resumption of student loan payments, changes in consumer preferences, availability of alternative products or other factors, could lead to increased incidence and costs related to lease merchandise write-offs.

We may take advantage of merger and acquisition opportunities from time to time with the intent of advancing our key initiatives, but such activities may not prove successful and may subject us to additional risks.

From time to time, we may take advantage of merger and acquisition opportunities intended to advance our key strategic initiatives. Such merger and acquisition opportunities may involve numerous risks, including the following:

- difficulties in integrating the operations, systems, technologies, products and personnel of the acquired businesses;
- difficulties in entering markets in which we have no or limited direct prior experience and where competitors in such markets may have stronger market positions;
- application of regulatory regimes that have not previously applied to, and may significantly impact, our business;
- diversion of management's attention from normal daily operations of the business and the challenges of managing larger and more widespread operations;

- the potential loss of key employees, vendors and other business partners of the businesses we acquire;
- the incurrence of debt, contingent liabilities and amortization expenses and write-offs of goodwill in connection with such activities that could harm our financial condition; and
- dilutive issuances of common stock or other equity securities.

Mergers and acquisitions are inherently risky and subject to many factors outside of our control. We cannot assure you that our previous or future acquisitions will be successful and will not materially and adversely affect our business, operating results or financial condition. Failure to manage and successfully integrate acquisitions could materially harm our business and operating results.

Failure to effectively manage our costs could have a material adverse effect on our profitability.

Consumer spending remains uncertain and our continued profitability is largely dependent on our ability to effectively manage our cost structure, certain elements of which are largely fixed in nature. We have experienced, and may experience in the future, increases in the costs of purchasing certain merchandise from suppliers or retail partners as a result of various factors, including supply/demand trends, tariffs and other government regulations, increases in the prices of certain commodities, increases in shipping costs and general economic conditions. We have experienced and may experience in the future increases in labor costs as a result of wage inflation for employees in many regions or increased competition for employees as unemployment rates decline. We have limited or no control over many of these inflationary forces. In addition, due to the competitive environment in our industry and increasing price transparency, we may not be able to recover all or even a portion of such cost increases by increasing our merchandise prices, fees, or otherwise. Even if we are able to increase merchandise prices or fees, those cost increases to our customers could result in reduced demand for our products and services. As a result, the failure to manage our overall cost of operations, labor and benefit rates, advertising and marketing expenses, operating leases, charge-offs due to customer-stolen merchandise, other store expenses or indirect spending could materially and adversely affect our profitability.

We face risks in our Acima retail partner business and virtual locations that differ in some potentially significant respects from the risks of the traditional lease-to-own business conducted in Rent-A-Center store locations. These risks could have a material adverse effect on Acima, which could negatively impact our ability to grow the Acima segment and result in a material adverse effect on our results of operations.

Our Acima segment offers the lease-to-own transaction through the stores or websites of third-party retailers and, therefore, faces risks different from those that have historically been associated with our traditional lease-to-own business conducted in our Rent-A-Center store locations. These potential risks include, among others:

- reliance on the ability of unaffiliated third-party retailers to attract customers and to maintain quality and consistency in their operations and their ability to continue to provide eligible durable goods desired by customers;
- establishing and maintaining relationships with unaffiliated third-party retailers;
- reliance on unaffiliated third-party retailers for many important business functions, from advertising through assistance with lease transaction applications, including, for example, adhering to Acima's merchant policies and procedures, properly explaining the nature of the lease-to-own transaction to potential customers, properly handling customer inquiries made directly to the retail partner and properly explaining that the lease transaction is with Acima and not with the third-party retailer;
- increased regulatory focus on the virtual lease-to-own transaction and/or the potential that regulators adopt new regulations or legislation (or existing laws and regulations may be interpreted in a manner) that negatively impact Acima's ability to offer virtual lease-to-own programs or certain products or services through third-party retail partners, and/or that regulators may attempt to force the application of laws and regulations on Acima's lease-to-own business or certain products or services in inconsistent and unpredictable ways that could increase the compliance-related costs incurred by us, restrict certain business activities and negatively impact our financial and operational performance (see, for example, the regulatory matters discussed in Note M to our consolidated financial statements included in this Annual Report on Form 10-K);
- reliance on automatic bank account drafts for lease payments, which may become disfavored as a payment method for these transactions by regulators and/or providers, or may otherwise become unavailable;
- more product diversity within Acima's merchandise inventory relative to our traditional store-based lease-to-own business, which can complicate matters such as merchandise repair and disposition of merchandise that is returned and which exposes us to risks associated with products with which we have limited experience;

- lower barriers to entry and start-up capital costs to launch a competitor due to the reliance of Acima and its competitors on the store locations and inventories of third-party retailers, and online connections with retailers, rather than incurring the cost to obtain and maintain brick and mortar locations and in-store or in-warehouse inventories;

- indemnification obligations to Acima's retail partners and their service providers for losses stemming from Acima's failure to perform with respect to its products and services, to comply with applicable laws or regulations or to take steps to protect its retail partners'' and their customers' data and information from being accessed or stolen by unauthorized third-parties, including through cyberattacks;

- increased risk of consumer fraud with respect to Acima's lease-to-own business and e-commerce business as compared to the traditional store-based Rent-A-Center Business;

- increased risk of merchant fraud due to the planned growth in retail partners and other merchants from which customers can select products to lease from Acima;

- reduced gross margins compared to the Rent-A-Center segment because Acima generally purchases merchandise it leases to customers at retail, rather than wholesale, prices;

- operational, financial, regulatory or other risks associated with the development and implementation of new digital technologies that are intended to enhance the customer and retail partner experience and to differentiate Acima from competing consumer offerings, including Acima direct to consumer offerings; and

- the ability of Acima to adequately protect its proprietary technologies or to address any claims of infringement by third-parties.

These risks could have a material adverse effect on Acima, which could negatively impact our ability to grow the Acima segment and result in a material adverse effect on our results of operations. In addition, these risks have become more significant due to the size of the Acima segment as a percentage of our overall company.

Our strategy to grow the retail partner business depends on our ability to develop and offer robust virtual lease-to-own technology, including algorithmic decisioning programs and waterfall integrations.

Although our retail partner business began as a staffed model, our strategy to grow the retail partner business depends on significantly expanding our unstaffed or virtual lease-to-own solution. The acquisitions of Merchants Preferred and Acima Holdings in recent years, including scalable technology offering, robust decision engine, enhanced infrastructure and experienced management team members accelerated the development of our virtual lease-to-own offering. Since 2021, we have further executed on our virtual growth strategy through, among other things, continued investments in Acima's proprietary offerings, technologies and organizational enhancements. We may not realize the intended benefits from these investments and initiatives. If we are unable to maintain and continuously improve our technologies and decisioning methodologies, our business and financial results may be materially and adversely affected.

If we are unable to compete effectively within the growing e-commerce sector, our business and results of operations may be materially and adversely affected.

Competition from the e-commerce sector continues to grow and has been accelerated by trends that developed as a result of restrictions implemented due to COVID-19. To compete in this e-commerce sector, we must be able to innovate and develop technologies and digital solutions that appeal to our customer. We utilize virtual capabilities within our Acima and Rent-A-Center segments. There can be no assurance we will be successful in continuing to develop the technologies and digital solutions necessary to grow our e-commerce business in a profitable manner. Certain of our competitors, and a number of e-commerce retailers, have established e-commerce operations against which we compete for customers. It is possible that the increasing competition from the e-commerce sector may reduce or prevent us from growing our market share, gross and operating margins, and may materially and adversely affect our business and results of operations in other ways.

Our operations are dependent on effective information management systems. Failure of our systems or those of our host retailers could negatively impact our business, financial condition and results of operations.

We utilize integrated information management systems. The efficient operation of our business is dependent on these systems to effectively manage our financial and operational data. The failure of our information management systems to perform as designed due to "bugs," crashes, computer viruses, security breaches, cyberattacks, phishing attacks, internet failures and outages, operator error, or catastrophic events, and any associated loss of data or interruption of such information management systems for a significant period of time could disrupt our business. If the information management systems sustain repeated failures, we may not be able to manage our store and virtual operations, which could have a material adverse effect on our business, financial condition and results of operations. We continuously need to improve and upgrade our systems and technology while maintaining their reliability and integrity. We invest in new information management technology and systems

and implement modifications and upgrades to existing systems. These investments include replacing legacy systems, making changes to existing systems, building redundancies, and acquiring new systems and hardware with updated functionality. We take actions and implement procedures designed to ensure the successful implementation of these investments, including the testing of new systems and the transfer of existing data. These efforts may take longer and may require greater financial and other resources than anticipated, may cause distraction of key personnel, may cause disruptions to our existing systems and our business, and may not provide the anticipated benefits. A disruption in our information management systems, or our inability to improve, upgrade, integrate or expand our systems to meet our evolving business requirements, could impair our ability to achieve critical strategic initiatives and could materially and adversely affect our business, financial condition and results of operations. Similar risks associated with Acima host retailer information management systems, which we do not control, may also materially and adversely affect our business, financial condition and results of operations.

If we fail to protect the integrity and security of customer, employee, supplier and host retailer information, or if our host retailers fail to protect the integrity and security of customer information, we could incur significant liability and damage our reputation, and our business could be materially and adversely affected.

In the ordinary course of business, we collect, store and process certain personal information provided to us by our customers, including social security numbers, dates of birth, banking information, credit and debit card information and data we receive from consumer reporting companies, including credit report information, as well as certain confidential information about our retail partners and employees, among others. Much of this data constitutes confidential personally identifiable information ("PII") which, if unlawfully accessed, either through a "hacking" attack or otherwise, could subject us to significant liability as further discussed below.

To our knowledge, we have not suffered a significant security breach during 2023 or during 2024 through February 27, 2024, the date of this Annual Report on Form 10-K. However, despite instituted safeguards for the protection of such information, our systems are subject to significant risk of compromise from increasingly aggressive and sophisticated cyberattacks, including hacking, computer viruses, malicious or destructive code, ransomware, social engineering attacks (including phishing and impersonation), denial-of-service attacks and other attacks and similar disruptions from the unauthorized use of or access to information technology systems. Our IT systems are subject to constant attempts to gain unauthorized access in order to disrupt our business operations and capture, misappropriate, destroy or manipulate various types of information that we rely on, including confidential PII or other confidential information. In addition, one of our employees, contractors or other third-parties with whom we do business may attempt to circumvent our security measures in order to obtain such information, or if a third party we are engaged with suffers a breach, we could potentially also suffer from the loss of such information. Loss or misuse of customer, employee, supplier or retail partner information could disrupt our operations, damage our reputation, and expose us to claims from customers, employees, suppliers, retail partners, regulators and other persons, any of which could have a material adverse effect on our business, financial condition and results of operations. Successful data breaches or other cybersecurity incidents at other companies, whether or not we are involved, could lead to a general loss of customer confidence that could similarly negatively affect us, including harming the market perception of the effectiveness of our security measures or financial technology in general. Further, if any such compromise, breach or misuse is not detected quickly, the effect could be compounded. The costs associated with information security, such as increased investment in technology, the costs of compliance with privacy laws and industry standards, fines, penalties, or liability, and costs incurred to prevent or remediate information security breaches, could materially and adversely affect our business. In addition, we rely on the secure operation of our website and other third-party systems generally to assist us in the collection and transmission of the sensitive data we collect. Similar risks associated with Acima host retailers' failure to protect the integrity and security of customer information, which we do not control, may also materially and adversely affect our business, financial condition and results of operations.

Failure to achieve and maintain effective internal controls could have a material adverse effect on our business.

Effective internal controls are necessary for us to provide reliable financial reports. If we cannot provide reliable financial reports, our brand and operating results could be harmed. Additionally, as a public company, we are required to document and test our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 so that our management can certify, on an annual basis, that our internal control over financial reporting is effective. We are also required to, among other things, establish and periodically evaluate procedures with respect to our disclosure controls and procedures.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. While we continue to evaluate and improve our internal controls, we cannot be certain that these measures will ensure that we implement and maintain adequate controls over our financial processes and reporting in the future. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. If we fail to maintain the adequacy of our internal controls, as such standards are modified,

supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. Failure to achieve and maintain an effective internal control environment could cause investors to lose confidence in our reported financial information, which could have a material adverse effect on our ability to raise capital, and may also expose us to potential claims and losses. Additionally, any such failure could subject us to increased regulatory scrutiny, which could also have a material adverse effect on our business and the price of our securities.

The industries in which we operate are highly competitive, which could impede our ability to maintain lease volumes and pricing and have a material adverse effect on our operating results.

Many categories of products we lease and sell from time to time, including furniture, appliances and electronics such as televisions, computers and smartphones, are the subject of intense competition from a number of types of competitors, including national, regional and local operators of lease-to-own stores, virtual lease-to-own companies, traditional and online providers of used goods and merchandise, traditional, "big-box" and e-commerce retailers, fintech firms and others. In addition, the lease-to-own industry faces competition from layaway programs and various types of consumer finance companies, including Buy-Now-Pay-Later, installment, payday and title loan companies, that may enable our customers to shop at traditional or online retailers, as well as rental stores that do not offer their customers a purchase option. These competitors may have significantly greater financial and operating resources, greater name recognition in certain markets, and offer a larger selection of products at more competitive prices than our Rent-A-Center and Acima segments. Competitors with greater financial resources may be able to grow faster than us, including through acquisitions. Our competitors may also employ aggressive marketing strategies involving frequent sales and discounts, including the use of certain products as "loss leaders" to increase customer traffic. Engaging in these pricing strategies could cause a material reduction in our sales revenue and gross margins. Alternatively, we may be unable to or elect not to engage in these pricing strategies, which could decrease our lease volumes. The expansion of digital retail has increased the number and variety of retailers with which we compete, and certain online retailers may have greater brand recognition, social media following and engagement and sophisticated websites than we do.

Some of these competitors may be willing to offer products and services on an unprofitable basis in an effort to gain market share or be willing to finance or lease certain types of products that we are not willing to or are unable to lease. Additionally, these competitors may be willing to enter into customer leases where services, rather than goods, comprise the significant portion of the lease value, or be willing to engage in other practices related to pricing, compliance, and other areas in which we are not willing to or cannot engage. The increasing competition from all of these sources may also reduce the market share held by our Rent-A-Center and Acima segments.

Our Acima segment relies heavily on relationships with retail partners. An increase in competition, which we continue to face, could cause our retail partners to no longer offer the Acima lease-to-own solutions in favor of those of our competitors, or to offer the Acima lease-to-own solutions and the products of our competitors simultaneously at the same store locations, which could slow growth in the Acima segment and limit or reduce profitability. Furthermore, Acima's lease-to-own competitors may deploy different business models, such as direct-to-consumer strategies, that forego reliance on retail partner relationships that may prove to be more successful.

We may be unable to retain key employees.

The success of Upbound Group, Inc. depends in part upon its ability to retain its executive leadership, management team and other key employees. Key personnel may depart because of a variety of reasons. The loss of these individuals without adequate replacement could materially and adversely affect our ability to sustain and grow our business. The inability to attract and retain qualified individuals, or a significant increase in the costs to do so, would materially and adversely affect our operations.

If we are unable to attract, train and retain managerial personnel and hourly associates in our stores and staffed Acima locations, our reputation, sales and operating results may be materially and adversely affected.

Our workforce is comprised primarily of employees who work on an hourly basis. We rely on our sales associates in our store locations and staffed Acima locations to provide customers with an enjoyable and informative shopping experience and to help ensure the efficient processing and delivery of products. To grow our operations and meet the needs and expectations of our customers, we must attract, train, and retain a large number of hourly associates, while at the same time controlling labor costs. We compete with other retail businesses as well as restaurants for many candidates for employment at our store locations and staffed Acima locations. These positions have historically had high turnover rates, which can lead to increased training, retention and other costs. Our ability to control labor costs is also subject to numerous external factors and compliance with regulatory structures, including competition for and availability of qualified personnel in a given market, unemployment levels within those markets, governmental regulatory bodies such as the Equal Employment Opportunity Commission and the

National Labor Relations Board, prevailing wage rates and wage and hour laws, minimum wage laws, the impact of legislation governing labor and employee relations or benefits, such as the Affordable Care Act, health insurance costs and our ability to maintain good relations with our employees. If we are unable to attract and retain quality employees at reasonable cost, or fail to comply with the regulations and laws impacting personnel, it could have a material adverse effect on our business, financial condition and results of operations.

Acts of nature, whether due to climate change, pandemic or otherwise, can disrupt our operations and those of our retail partners.

Our store operations, as well as those of our retail partners at Acima, are subject to the effects of adverse acts of nature, such as pandemics and other public health crises, winter storms, hurricanes, hail storms, strong winds, earthquakes and tornadoes, which have in the past caused damage such as flooding and other damage to our stores and those of our retail partners in specific geographic locations, including in Mexico, Puerto Rico, Florida, Louisiana and Texas, and may, depending upon the location and severity of such events, materially and unfavorably impact our business continuity. We cannot guarantee that the amount of any hurricane, windstorm, earthquake, flood, business interruption or other casualty insurance we may maintain from time to time would cover any or all damages caused by any such event.

We are subject to the risk of pandemics and other threats to public health, and the reactions of governmental authorities to those emergencies. The lease-to-own industry can benefit during recessionary economic cycles or credit-constrained environments because it provides credit constrained customers with a viable option to obtain merchandise they may not otherwise be able to obtain through other retailers offering traditional financing options. However, there are no assurances that the continuing or future pandemics will not lead to future government actions negatively impacting our business. In addition, pandemics could lead to lasting changes in consumer behavior detrimental to our business.

The COVID-19 pandemic and the measures taken in response to it prevented us from continuing our operations in the ordinary course, which had an immediate adverse effect on our business as we experienced operational restrictions, delays on our timing or ability to obtain desired merchandise and increased costs. To the extent that similar measures are implemented in the future in response to a pandemic or other public health or safety crises, our business and results of operations may be adversely affected.

The risks associated with climate change and other environmental impacts and increased focus by stakeholders on environmental issues, including those associated with climate change, could adversely affect our business, financial condition and operating results.

Climatologists predict the long-term effects of climate change and global warming will result in the increased frequency, intensity, unpredictability and duration of weather events, which could significantly disrupt supply chains, potentially impacting our vendors' costs and the production of products leased at our stores. These weather events could also lead to an increased rate of temporary store closures and reduced customer traffic at our stores and impact the availability and costs of products, commodities and energy, which in turn may impact our ability to procure goods or services required for the operation of our business at the quantities and levels we require.

In addition, concern over climate change may result in new or increased regional, federal or global legal and regulatory requirements to reduce or mitigate the effects of greenhouse gases, including increased disclosure requirements. These requirements may lead to an increase in tax, transportation, utility and other expenses.

Lastly, there is increased focus, including by governmental and non-governmental organizations, investors, customers and communities on these and other environmental sustainability matters, including deforestation, land use, climate impact and recyclability or recoverability of packaging, including plastic. Our reputation could be damaged if we or others in our industry do not act, or are perceived not to act, responsibly with respect to our impact on the environment. In addition, our host retailers in our Acima segment may face similar risks, which could adversely impact the results of our Acima segment.

The success of our Franchising segment is dependent on the ability and success of our third-party franchisees, over which we have limited control.

The franchisees of our Franchising segment are independent third-party businesses that are contractually obligated to operate in accordance with the operational and other standards set forth in their respective franchise agreements. Although we evaluate potential franchisee candidates before entering into a franchisor-franchisee relationship with them, we cannot be certain that management of a given candidate will have the business acumen or financial resources necessary to operate successful franchises in their approved territories. Because franchisees are independent businesses and not employees, we are not able to control them to the same extent as our Rent-A-Center stores, and the ultimate success and quality of a franchise ultimately rests with the franchisee. Certain state franchise laws may also limit our ability to terminate, not renew or modify our franchise

agreements. Our franchisees may fail in key areas, or experience significant business or financial difficulties, which could slow our growth, reduce our franchise fees, royalties and revenue, damage our reputation, expose us to regulatory enforcement actions or private litigation and/or cause us to incur additional costs. If we fail to adequately mitigate any such future losses, our business and financial condition could be materially and adversely affected.

Our businesses are typically subject to seasonality, which causes our revenues and operating cash flows to fluctuate and may adversely affect our ability to borrow on our credit facilities, service our debt obligations and fund our operations.

Our business typically experiences moderate seasonality with the first quarter of each fiscal year generally providing higher merchandise sales than any other quarter, due to customers' receipt of federal tax refunds, followed by reduced demand in the second and third quarters of each fiscal year. This seasonality requires us to manage our cash flows over the course of the year. If our revenues were to fall substantially below what we would normally expect during certain periods, our annual financial results, our ability to borrow on our credit facilities, and our ability to service our debt obligations or fund our operations could be adversely affected.

Our current insurance program may expose us to unexpected costs and negatively affect our financial performance.

Our insurance coverage is subject to deductibles, self-insured retentions, limits of liability and similar provisions that we believe are prudent based on our operations. We may elect to accept higher deductibles or reduce the amount of coverage to reduce insurance cost. Because we self-insure a significant portion of expected losses under our workers' compensation, general liability, vehicle and group health insurance programs, unanticipated changes in any applicable actuarial assumptions and management estimates underlying our recorded liabilities for these losses, including potential increases in medical and indemnity costs, could result in materially different amounts of expense than expected under these programs. This could have a material adverse effect on our financial condition and results of operations.

If we were not able to send or accept electronic payments, our business and financial results could be adversely affected.

We rely on access to various financial networks to process payments received from our customers. These include credit card and debit card networks and the Automated Clearing House (ACH) network. Our ability to participate in these networks depends on our compliance with applicable laws and regulations and with the complex rules of each network and any related industry supervisory groups. If we fail to comply with legal requirements or rules and best practices established by a network or industry group, including those related to data security, we could be assessed significant monetary fines and other penalties, including, in certain cases, the termination of our right to use the applicable network or system. Such fines and penalties, and any disruption in or termination of our ability to process customer payments electronically, could materially adversely affect our business and our brand.

Risks Relating to Legal and Compliance Matters

We may be subject to legal or regulatory proceedings from time to time that result in damages, penalties or other material monetary obligations or material restrictions on our business operations, and our use of arbitration agreements may not allow us to avoid costly litigation.

In addition to laws and regulations regarding our lease-to-own transactions, we are subject to consumer protection and data privacy laws and other laws and regulations. As we execute on our strategic plans, we may continue to expand into complementary businesses that engage in financial, banking or lending services, or lease-to-own or rent-to-rent transactions involving products that we do not currently offer our customers, all of which may be subject to a variety of additional statutory and regulatory requirements not presently applicable to our operations. We have defended against, continue to defend against, and may in the future defend against, legal and regulatory proceedings from time to time, including class action lawsuits and regulatory enforcement proceedings alleging various regulatory violations. We have incurred and may in the future incur significant damages, fines, penalties, obligations to post bonds pending appeal or legal fees or expenses in connection with such legal and regulatory proceedings or may pay significant amounts to settle legal or regulatory proceedings, which could materially and adversely affect our results of operations, liquidity and capital resources. The failure to pay any material judgment would constitute a default under the ABL Credit Facility, the Term Loan Facility and the Notes (as defined in *"Management's Discussion and Analysis of Financial Condition and Results of Operations"* contained in Item 7 of this Annual Report on Form 10-K). In addition, we may become subject to significant restrictions on or changes to our business practices, operations or methods, including pricing, account management, or similar terms, as a result of existing or future governmental or other proceedings or settlements, any of which could significantly harm our reputation, both with consumers as well as with retail partners and materially and adversely affect our business, prospects and financial condition.

In an attempt to limit costly and lengthy consumer, employee and other litigation, including class actions, we require our customers and employees to sign arbitration agreements, including class action waivers. However, in addition to opt-out provisions contained in such agreements, judicial, regulatory or legislative actions may restrict or eliminate the enforceability of such agreements and waivers. In the past, various courts and administrative authorities have concluded that arbitration agreements with class action waivers are unenforceable, particularly where a small dollar amount is in controversy on an individual basis. If we are not permitted to use arbitration agreements and/or class action waivers, or if the enforceability of such agreements and waivers is restricted or eliminated, we could incur increased costs to resolve legal actions brought by customers, employees and others, as we would be forced to participate in more expensive and lengthy dispute resolution processes, any of which could have a material adverse effect on our business. See Note M to our consolidated financial statements included in this Annual Report on Form 10-K for additional information regarding certain legal and regulatory proceedings impacting our company.

The outcome of the previously disclosed investigations by the CFPB, multi-state attorneys' general group and the New York Attorney General into certain of Acima's business practices is uncertain and may materially and adversely affect our business.

In December 2020, prior to the execution of the definitive agreement to acquire Acima, Acima received a Civil Investigative Demand dated October 1, 2020 (the "CID") from the CFPB requesting certain information, documents and data relating to Acima's products, services and practices for the period from January 1, 2015 to the dates on which responses to the CID are provided in full. The purpose of the CID was to determine whether Acima extends credit, offers leases, or otherwise offers or provides a consumer financial product or service and whether Acima complies with certain consumer financial protection laws. After the original CID, the CFPB issued subsequent CIDs requesting further information, documents and testimony. Acima has completed its responses to all CIDs and has been cooperating with the CFPB throughout their investigation.

On May 16, 2023, in accordance with the CFPB's Notice and Opportunity to Respond and Advise ("NORA") process, the CFPB staff notified Acima that the staff may allege that Acima violated the Consumer Financial Protection Act of 2010; the Truth in Lending Act and its implementing regulation, Regulation Z; the Electronic Fund Transfer Act and its implementing regulation, Regulation E; and the Fair Credit Reporting Act and its implementing regulation, Regulation V. The CFPB staff further stated that the CFPB's Office of Enforcement may recommend that the CFPB take legal action against Acima based on these potential allegations, and, in connection therewith, the staff may seek remedies including restitution, disgorgement, damages, injunctive relief, and civil money penalties. On June 20, 2023, Acima submitted its response to the NORA notice, in which Acima asserted that the staff's potential allegations lacked merit.

As of the date of this Annual Report on Form 10-K, we have not yet received the CFPB's response to Acima's submission in accordance with the NORA process. We are currently unable to predict the CFPB's response to the NORA process or the ultimate timing or outcome of the CFPB investigation or any legal proceedings arising therefrom.

On the terms and subject to the conditions set forth in the definitive agreement to acquire Acima, the former owners of Acima agreed to indemnify Upbound Group, Inc. for certain losses arising after the consummation of the transaction with respect to the CID. The indemnification obligations of the former owners of Acima with respect to the CID are limited to the remaining amount of an indemnity holdback which is now approximately $45 million of a $50 million initial holdback escrowed at the closing of the transaction for the CID and other matters and will be Upbound Group, Inc.'s sole recourse against the former owners of Acima with respect to all of the indemnifiable claims under the definitive transaction agreement. On May 19, 2023, in light of the above-referenced NORA notice, Upbound Group, Inc. submitted an indemnification claim notice pursuant to the definitive agreement to acquire Acima. As of the date of this Annual Report on Form 10-K, approximately $45 million remains escrowed in respect of the CID.

There can be no assurance that the remaining escrowed amount will be sufficient to address all covered losses or that the CFPB's ongoing investigation or future exercise of its enforcement, regulatory, discretionary or other powers will not result in findings or alleged violations of consumer financial protection laws that could lead to enforcement actions, proceedings or litigation, whether by the CFPB, other state or federal agencies, or other parties, and the imposition of damages, fines, penalties, restitution, other monetary liabilities, sanctions, settlements or changes to Acima's business practices or operations that could materially and adversely affect our business, financial condition, results of operations or reputation.

In addition, Acima is also subject to the pending multi-state attorneys' general matter and New York Attorney General matter, as described further in Note M to our consolidated financial statements included in this Annual Report on Form 10-K. There can be no assurance that either of these additional matters will not result in findings or alleged violations of consumer financial protection laws that could lead to enforcement actions, proceedings or litigation, whether by the multi-state attorneys' general group, New York Attorney General, other state or federal agencies, or other parties, and the imposition of damages, fines,

penalties, restitution, other monetary liabilities, sanctions, settlements or changes to Acima's business practices or operations that could materially and adversely affect our business, financial condition, results of operations or reputation.

Federal and state regulatory authorities are increasingly focused on the lease-to-own industry, and any negative change in these laws or regulations or the passage of unfavorable new laws or regulations or the manner in which any of these are enforced or interpreted could expose us to significant additional costs or compliance-related burdens and could require us to alter our business practices in a manner that may be materially adverse to us.

Although there is currently no comprehensive federal legislation regulating rental purchase transactions, federal regulatory authorities such as the United States Federal Trade Commission and the CFPB are increasingly focused on the subprime financial marketplace in which the lease-to-own industry operates and adverse federal legislation may be enacted in the future. Any federal agency, or any state regulatory authority, may propose and adopt new regulations or interpret existing regulations in a manner that could materially increase both our costs of complying with laws and the risk that we could be sued or be subject to government sanctions if we are not in compliance or to alter our business practices in a manner that reduces the economic potential of our operations. Any such new laws, regulations or interpretations could include, by way of example only, those that seek to re-characterize store-based or virtual lease-to-own transactions as credit sales and to apply consumer credit laws and regulations to our business. In addition, federal and state regulators are increasingly holding businesses operating in the lease-to-own industry to higher standards of monitoring, disclosure and reporting, notwithstanding the adoption of any new laws or regulations applicable to our industry. Furthermore, regulators and courts may apply laws or regulations to our businesses in incorrect, inconsistent or unpredictable ways that may make our compliance more difficult, expensive and uncertain. This increased attention at the federal and state levels, as well as the potential for scrutiny by certain municipal governments, could increase our compliance costs significantly and materially and adversely affect the manner in which we operate. In addition, legislative or regulatory proposals regarding our industry, or interpretations of them, may subject Upbound Group, Inc. to "headline risks" whereby media attention to these matters could negatively impact our business in a particular region or in general or investor sentiment, and may materially and adversely affect our securities. Moreover, an adverse outcome from a lawsuit, even one against one of our competitors, could result in changes in the way we and others in the industry do business, possibly leading to significant costs or decreased revenues or profitability. See Note M to our consolidated financial statements included in this Annual Report on Form 10-K for additional information regarding certain legal and regulatory proceedings impacting our company.

Our lease-to-own transactions are regulated by and subject to the requirements of federal and state laws and regulations that vary by jurisdiction, which require significant compliance costs and expose us to regulatory action or other litigation.

Currently, 46 states, the District of Columbia and Puerto Rico have passed laws that regulate rental purchase transactions as separate and distinct from credit sales. One additional state has a retail installment sales statute that excludes leases, including lease-to-own transactions, from its coverage if the lease provides for more than a nominal purchase price at the end of the rental period. The specific rental purchase laws generally require certain contractual and advertising disclosures. They also provide varying levels of substantive consumer protection, such as requiring a grace period for late fees and contract reinstatement rights in the event the rental purchase agreement is terminated. The rental purchase laws of 11 states limit the total amount that may be charged over the life of a rental purchase agreement, and the laws of six states limit the cash prices for which we may offer merchandise. Furthermore, there is currently no comprehensive federal legislation regulating lease-to-own transactions. We have incurred and will continue to incur substantial costs to comply with federal and state laws and regulations, many of which are evolving, unclear and inconsistent across various jurisdictions as described above. In addition to compliance costs, we have in the past and may continue to incur substantial expenses to respond to federal and state government investigations and enforcement actions, proposed fines and penalties, criminal or civil sanctions, and private litigation, including those arising out of our or our franchisees' alleged violations of existing laws and/or regulations.

Similar to other consumer transactions, our lease-to-own transactions are also governed by various federal and state consumer protection statutes, in addition to the lease-to-own purchase statutes under which we operate, that provide various consumer remedies, including monetary penalties, for violations. We have been and continue to be subject to disputes alleging that we have violated some of these statutory provisions, including matters initiated by regulatory authorities. See "*The outcome of the previously disclosed investigations by the CFPB, multi-state attorneys' general group and the New York Attorney General into certain of Acima's business practices is uncertain and may materially and adversely affect our business*" above and Note M to our consolidated financial statements included in this Annual Report on Form 10-K for additional information regarding certain legal and regulatory proceedings impacting our company.

Laws and regulations regarding information security and data collection, use and privacy are increasingly rigorous and subject to change, which may cause us to incur significant compliance costs and subject us to adverse impacts in the event of actual or alleged compliance failures.

The regulatory environment related to information security and data collection, use and privacy is increasingly rigorous, with new and constantly-changing requirements applicable to certain aspects of our business, including our collection practices (as well as those of third-parties), the manner in which we contact our customers, our decisioning process regarding whether to lease merchandise to customers, any payment information we may decide to furnish to consumer reporting agencies, our credit reporting practices, and the manner in which we process and store certain customer, employee and other information. All states have adopted laws requiring the timely notification to individuals and, at times, regulators, the media or credit reporting agencies, if a company experiences the unauthorized access or acquisition of PII. Many states have enacted additional data privacy and security laws and regulations that govern the collection, use, disclosure, transfer, storage, disposal, and protection of PII and other information. For instance, the California Consumer Privacy Act of 2018 (the "CCPA"), which became effective on January 1, 2020, contains, among other things, new disclosure obligations for businesses that collect PII from California residents and affords those individuals numerous rights relating to their PII. The CCPA has changed the manner in which we collect, store and use consumer data and has resulted in increased regulatory oversight, litigation risks and costs of compliance. Furthermore, the California Privacy Rights Act (the "CPRA") was passed in November 2020 and is intended to augment and expand the CCPA, and many of the CPRA's provisions became effective on January 1, 2023 (with respect to information collected from and after January 2022). The CPRA significantly modified the CCPA, including by expanding consumers' rights with respect to certain personal information and creating a new state agency that is vested with authority to implement and enforce the CCPA and the CPRA. Moreover, other states have adopted and may continue to adopt privacy-related laws whose restrictions and requirements differ from those of California, which could require us to design, implement and maintain different types of state-based, privacy-related compliance controls and programs simultaneously in multiple states, thereby further increasing the complexity and cost of compliance. These costs, including others relating to increased regulatory oversight and compliance, could materially and adversely affect our business. In addition, given that privacy and customer data protection laws may be interpreted and applied inconsistently and are in a state of flux that varies by jurisdiction, our data protection policies and practices may not be consistent with the most recent interpretations and applications of such laws at all times. Complying with these varying requirements could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business. Any failure, or perceived failure, by us to comply with our own privacy policies or with any legal or regulatory requirements or orders or other privacy or consumer protection related laws and regulations could result in proceedings or actions against us by governmental entities or others, subject us to significant penalties and negative publicity and materially and adversely affect our operating results.

Our reputation, ability to do business and operating results may be impaired by improper conduct by any of our employees, agents or business partners, including retail partners.

While our policies and compliance programs are intended to promote legal and ethical business practices, there is a risk that our employees, agents or business partners, including retail partners and franchisees, could engage in misconduct that materially and adversely affects our reputation, ability to do business or our operating results or financial condition. For instance, our operations in the U.S. and abroad are subject to certain laws generally prohibiting companies and their intermediaries from making improper payments to government officials for the purpose of obtaining or retaining business, such as the U.S. Foreign Corrupt Practices Act, and similar anti-bribery laws in other jurisdictions. Violations by our employees, contractors or agents of policies and procedures we have implemented to ensure compliance with these laws could subject us to civil or criminal investigations in the U.S. and in other jurisdictions, could lead to substantial civil and criminal, monetary and non-monetary penalties, and related stockholder lawsuits, could cause us to incur significant legal fees and could damage our reputation. Other misconduct, including discrimination or harassment in the workplace, illegal or suspicious activity and breaches in the protection of consumer information, could similarly subject us to regulatory sanctions and negatively impact our reputation, business, operating results or financial condition. In addition, misconduct by our employees or agents could prompt regulators to allege or to determine based upon such misconduct that we have not established adequate supervisory systems and procedures to inform employees of applicable rules or to detect violations of such rules. Furthermore, alleged or perceived misconduct by our employees, agents or business partners, including retail partners, even if not substantiated, may attract negative publicity that could damage our reputation and impair our ability to maintain and develop relationships with our vendors, customers and other third-parties with whom we do business and to attract and retain employees.

Our products and services may be negatively characterized by consumer advocacy groups, the media and certain federal, state and local government officials, and if those negative characterizations become increasingly accepted by consumers and/or our retail partners, demand for our goods and the transactions we offer could decrease and our business could be materially and adversely affected.

Certain third-parties, including consumer advocacy groups, media reports, and federal and state government officials have asserted that laws and regulations regarding lease-to-own transactions should be broader and more restrictive. The consumer advocacy groups and media reports generally focus on the total cost to a consumer to acquire an item, which is often alleged to be higher than the interest typically charged by banks or similar lending institutions to consumers with better credit histories seeking to borrow money to finance purchases. This "cost-of-rental" amount, which is generally defined as total lease fees paid in excess of the "retail" price of the goods, is from time to time characterized by consumer advocacy groups and media reports as predatory or abusive without discussing the fundamental difference between a credit transaction and a lease transaction, lease customers' early purchase options, the fact that consumers can return their leased merchandise at any time without penalty or further payment obligations or the numerous other benefits to consumers of lease-to-own programs compared to traditional financing, or the lack of viable alternatives available to many of these consumers to obtain critical household items. If the negative characterization of lease-to-own transactions becomes increasingly accepted by consumers or our retail and merchant partners, demand for our products and services could significantly decrease, which could have a material adverse effect on our business, results of operations and financial condition. Additionally, if the negative characterization of lease-to-own transactions is accepted by regulators and legislators, our business may become subject to more restrictive laws and regulations and more stringent enforcement of existing laws and regulations, any of which could have a material adverse effect on our business, results of operations and financial condition. The vast expansion and reach of technology, including social media platforms, has increased the risk that our reputation could be significantly impacted by these negative characterizations in a relatively short amount of time. If we are unable to quickly and effectively respond to such characterizations, we may experience declines in customer loyalty and traffic and our relationships with our retail partners may suffer, which could have a material adverse effect on our business, results of operations and financial condition. Additionally, any failure by our competitors, including smaller, regional competitors, to comply with the laws and regulations applicable to the traditional and/or virtual lease-to-own models, or any actions by our competitors that are challenged by consumers, advocacy groups, the media or governmental agencies or entities as being abusive or predatory, could result in Upbound Group, Inc. being perceived as engaging in similar unlawful or inappropriate activities or business practices, merely because we operate in the same general industries as such competitors. Such perception, whether or not accurate, could have a material adverse effect on our business, results of operations and financial condition.

Disputes with or involving our franchisees may lead to litigation with our franchisees, which may materially and adversely affect our relationships with franchisees or our reputation, or cause us to incur significant expenses that materially and adversely affect our results of operations.

As a franchisor, we are subject to regulation by various federal and state laws and regulations that govern the relationship between us and our franchisees and the offer and sale of franchises. If we fail to comply with these laws, we could be liable for damages to franchisees and fines or other penalties, as well as the loss of franchise fees and ongoing royalty revenues. Although we believe we generally enjoy a positive working relationship with our franchisees, the nature of the franchisor-franchisee relationship may give rise to litigation with our franchisees in the ordinary course of business for a variety of reasons, including disputes related to alleged breaches of contract or wrongful termination under the franchise arrangements. We may also have disputes with franchisees in connection with transactions whereby we have re-franchised previously company-owned locations and sold them to the franchisee, including disputes regarding our indemnification obligations pursuant to those transaction agreements. Further, we may engage in litigation with franchisees to enforce the terms of our franchise agreements and compliance with our brand standards as determined necessary to protect our brand, the consistency of our products and the customer experience, or to enforce any applicable contractual indemnification rights if we are brought into a matter involving a third party due to an alleged act or omission by the franchisee. In addition, we may be subject to claims by our franchisees relating to our franchise disclosure documents, including claims based on financial information contained in those documents. Engaging in such litigation may be costly, time-consuming and may distract management and materially and adversely affect our relationships with or ability to attract new franchisees. Any negative outcome of these or any other claims could materially and adversely affect our results of operations as well as our ability to expand our franchise system and may damage our reputation and brand. Moreover, federal and state laws that regulate substantive aspects of our relationships with franchisees may limit our ability to terminate our franchise arrangements or otherwise resolve conflicts with our franchisees or enforce contractual duties or rights we believe we have with respect to our franchisees, which could materially and adversely affect our operations.

We may face liability or reputational harm for the actions, omissions and liabilities of our franchisees, which could materially and adversely affect our results of operation.

One of the legal foundations fundamental to the franchise business model has been that, absent special circumstances, a franchisor is generally not responsible for the acts, omissions or liabilities of its franchisees. However, under the franchise business model, we may face claims, liabilities and reputational harm based on vicarious liability, joint-employer liability, or other theories of liability. Expansion of these bases for liability not only could result in expensive litigation with our franchisees, third-parties or government agencies, but also could make it more difficult to appropriately support our franchisees while managing our risk of liability and reputational harm, all of which could impact our results of operations. For instance, in 2015, the National Labor Relations Board adopted a broad standard for determining when two or more otherwise unrelated employers may be found to be a joint employer of the same employees under the National Labor Relations Act. The National Labor Relations Board then issued a rule in 2020 requiring "substantial direct and immediate control" over one or more "essential terms or conditions of employment" in order to establish joint liability. On October 27, 2023, the National Labor Relations Board adopted a new rule, which went into effect on February 26, 2024, pursuant to which two or more employers will be considered joint employers if they "share or codetermine the employees' essential terms and conditions of employment." In making this determination, the National Labor Relations Board will consider both direct evidence of control and evidence of reserved and indirect control over the essential terms and conditions to the extent such reserved or indirect control supplements and reinforces evidence of the entity's possession or exercise of direct and immediate control over a particular essential term of employment. There is currently litigation pending challenging the rule. If this rule becomes effective, it could cause us or our franchisees to be liable or held responsible for unfair labor practices, violations of wage and hour laws, or other violations or require our franchises to conduct collective bargaining negotiations regarding employees of our franchisees. If this rule becomes effective, our operating expenses may increase as a result of required modifications to our business practices, increased litigation, governmental investigations or proceedings, administrative enforcement actions, fines and civil liability, which could materially and adversely affect our results of operations.

We may be unable to protect our intellectual property, or may be alleged to have infringed upon the intellectual property rights of others, which could result in a loss of our competitive advantage, a diversion of resources and a material adverse effect on our business and results of operations.

The success of our business depends in part on identification of the names "Upbound", "Rent-A-Center" and "Acima", and the success of our lease-to-own model depends in large part on our proprietary decisioning algorithm, our e-commerce platform and other proprietary technologies that we currently have or may develop in the future. To protect our intellectual property rights, we rely, or may from time to time rely, on a combination of trademark, trade dress, domain name, copyright, trade secret and patent laws, as well as confidentiality and license agreements with our employees, contractors and other third-parties with whom we have relationships. However, our efforts to protect our intellectual property rights may not be sufficient or effective to prevent misappropriation or infringement of our intellectual property or proprietary information, which could result in a loss of our competitive advantage. In addition, any of our intellectual property rights may be challenged, which could result in their being narrowed in scope or declared invalid or unenforceable. Any litigation or claims relating to our intellectual property and proprietary information brought by or against us, whether with or without merit, or whether successful or not, could result in substantial costs and diversion of our resources, which could have a material adverse effect on us.

Moreover, competitors or other third-parties may allege that we, or agents, consultants or other third-parties retained or indemnified by us, have infringed on their intellectual property rights. Given the complex, rapidly changing and competitive technological and business environment in which we operate, and the potential risks and uncertainties of intellectual property-related litigation, an assertion of an infringement claim against us may cause us to spend significant amounts of money to defend the claim (even if we ultimately prevail). We may also be required to pay significant money damages. In the event of a settlement or adverse judgment, our results of operation may materially decline if we are prohibited from using the relevant systems, processes, technologies or other intellectual property, especially if we are forced to cease offering certain products or services, or are required to pay to the alleged owner of the relevant intellectual property licensing fees, royalties or technology development expenses. Even in instances where we believe that claims and allegations of intellectual property infringement against us are without merit, defending against such claims may be time consuming and expensive and may result in the diversion of time and attention of our management and employees.

The taxes applicable to our operations can be difficult to determine and are subject to change, and our failure to correctly calculate and pay such taxes could result in substantial tax liabilities and a material adverse effect on our results of operations.

The application of indirect taxes, such as sales tax, is a complex and evolving issue, particularly with respect to the lease-to-own industry generally and our virtual lease-to-own Acima and e-commerce businesses more specifically. Many of the

fundamental statutes and regulations that impose these taxes were established before the growth of the lease-to-own industry and e-commerce and, therefore, in many cases it is not clear how existing statutes apply to our various business activities. Failure to comply with such statutes, or a successful assertion by applicable tax authorities requiring us to collect taxes in a location or for transactions where we presently do not, could result in substantial tax liabilities, including for past sales and leases, as well as penalties and interest. In addition, if the tax authorities in jurisdictions where we are already subject to sales tax or other indirect tax obligations were to successfully challenge our positions, our tax liability could increase substantially. For instance, following a United States Supreme Court decision in June 2018, states may require a remote seller with no physical presence in the state to collect and remit sales tax on goods and services provided to purchasers in the state. Our Acima segment may become subject to additional taxes if state or municipal legislatures adopt tax reform that subjects our lease-to-own transactions originated at the locations of Acima's retail partners to taxation in that jurisdiction, despite Upbound Group, Inc. having no physical presence in that jurisdiction. As governments increasingly search for ways to increase revenues, states may adopt tax reform or take other legislative action designed to raise tax revenues, including by expanding the scope of transactions subject to taxation or by increasing applicable tax rates, or interpreting existing sales, income and other tax regulations in a manner adverse to our business. Such changes could subject our business to new or increased tax obligations, which could have a material adverse effect on our results of operations.

Risks Relating to Our Indebtedness and Other Financial Matters

We have significant indebtedness, and the level of our indebtedness could materially and adversely affect us.

As of December 31, 2023, our total indebtedness was approximately $1.3 billion. We also had undrawn commitments available for borrowings of an additional $429.6 million under the ABL Credit Facility (after giving effect to approximately $50.4 million of outstanding letters of credit).

In addition, our indebtedness could further increase, and the related risks that we face could intensify. For example, we expect to continue to evaluate the possibility of acquiring additional businesses and making strategic investments, and we may elect to finance these endeavors by incurring additional indebtedness. Moreover, to respond to competitive challenges, we may be required to raise substantial additional capital to finance new product or service offerings. We may also require additional capital to fund purchases of merchandise during high volume periods.

Our level of indebtedness, together with any additional indebtedness we may incur in the future, could materially and adversely affect us in a number of ways. For example, the anticipated level of indebtedness or any additional financing could:

- make it more difficult for us to pay or refinance our debts as they become due during adverse economic, financial market and industry conditions, resulting in possible defaults on such indebtedness;
- require us to use a larger portion of our cash flow for debt service, reducing funds available for other purposes;
- impair our ability to take advantage of business opportunities, such as acquisition opportunities, and to react to changes in market or industry conditions;
- increase our vulnerability to adverse economic, industry or competitive developments, including interest rate fluctuations, and decrease our ability to respond to such changes as compared to our competitors with less leverage;
- materially and adversely affect our ability to refinance our existing indebtedness or obtain additional financing in the future to fund working capital, capital expenditures and other general corporate purposes, particularly as substantially all of our assets are subject to liens securing certain of our existing indebtedness;
- decrease our profitability and/or cash flow or require us to dispose of significant assets in order to satisfy our debt service and other obligations if cash from operations or other sources is insufficient to satisfy such obligations;
- place us at a competitive disadvantage compared to our competitors with proportionally less debt or comparable debt at more favorable interest rates which, as a result, may be better positioned to withstand economic downturns;
- increase the risk of a downgrade in the credit rating of us or any indebtedness of us or our subsidiaries which could increase the cost of further borrowings; and
- limit our financial resources available to continue paying dividends on our common stock or to repurchase our common stock, as determined in the discretion of our Board of Directors and subject to the restrictive covenants in our debt agreements and applicable law.

Although the terms of the indenture that governs the Notes and the terms of the ABL Credit Facility and the Term Loan Facility contain restrictions on the incurrence of additional debt, including secured debt, these restrictions are subject to a number of important exceptions, and debt incurred in compliance with these restrictions could be substantial. If we incur significant additional debt, the related risks could intensify.

The amount of borrowings permitted under the ABL Credit Facility is limited to the value of certain of our assets, and Upbound Group, Inc. relies in part on available borrowings under the ABL Credit Facility for cash to operate its business, which subjects it to market and counterparty risk, some of which is beyond Upbound Group, Inc.'s control.

In addition to cash we generate from our business, our principal existing sources of cash are borrowings available under the ABL Credit Facility. Our borrowing capacity under the ABL Credit Facility varies according to our eligible lease contracts, eligible installment sales accounts and inventory, net of certain reserves. In the event of any material decrease in the amount or appraised value of these assets, our borrowing capacity would similarly decrease, which could materially and adversely affect our business and liquidity. The documentation governing the ABL Credit Facility contains customary affirmative and negative covenants, and certain restrictions on operations become applicable if our available credit falls below certain thresholds. These covenants could impose significant operating and financial limitations and restrictions on us, including restrictions on our ability to enter into particular transactions and to engage in other actions that we may believe are advisable or necessary for our business. Subject to certain exceptions, our obligations under the ABL Credit Facility are secured by liens on substantially all of our assets. In the event of a default that is not cured or waived within any applicable cure periods, the lenders' commitment to extend further credit under the ABL Credit Facility could be terminated, our outstanding obligations could become immediately due and payable, outstanding letters of credit may be required to be cash collateralized and remedies may be exercised against the collateral. Our access to such financing may be unavailable or reduced, or such financing may become significantly more expensive for any reason, including, but not limited to, adverse economic conditions. In addition, if certain of our lenders experience difficulties that render them unable to fund future draws on the facility, we may not be able to access all or a portion of these funds. If our access to borrowings under the ABL Credit Facility is unavailable or reduced, we may not have the necessary cash resources for our operations, and, if any event of default occurs, there is no assurance that we would have the cash resources available to repay such accelerated obligations, refinance such indebtedness on commercially reasonable terms, or at all, or cash collateralize our letters of credit, which would have a material adverse effect on our business, financial condition, results of operations and liquidity.

We may not be able to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful. Our failure to meet our debt service obligations could have a material adverse effect on our business, financial condition and results of operations.

As of December 31, 2023, the annual cash interest payments on our indebtedness are approximately $106 million, which could fluctuate depending on changes in interest rates. We depend on cash on hand and cash flows from operations to make scheduled debt payments. We expect to be able to meet the estimated cash interest payments on our indebtedness through our cash flows from operations. However, our ability to generate sufficient cash flow from operations and to utilize other methods to make scheduled payments will depend on a range of economic, competitive and business factors, many of which are outside of our control, and there can be no assurance that these sources will be adequate. If we are unable to service our indebtedness and fund our operations, we will be forced to adopt an alternative strategy that may include:

- reducing or delaying capital expenditures;
- limiting our growth;
- seeking additional capital;
- selling assets;
- reducing or eliminating the dividend on our common stock; or
- restructuring or refinancing our indebtedness.

Even if we adopt an alternative strategy, the strategy may not be successful and we may be unable to service our indebtedness and fund our operations, which could have a material adverse effect on our business, financial condition or results of operations. In addition, the ABL Credit Facility and the Term Loan Facility are secured by liens on substantially all of our and our restricted subsidiaries' assets, and any successor credit facilities are likely to be secured on a similar basis. As such, our ability to refinance our indebtedness or seek additional financing, or our restricted subsidiaries' ability to make cash available to us, by dividend, debt repayment or otherwise, to enable us to repay the amounts due under our indebtedness, could be impaired as a result of such security interests and the agreements governing such security interests.

Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, would materially and adversely affect our financial position and results of operations. In addition, if we cannot make scheduled payments on our debt, we will be in default and lenders under the ABL Credit Facility could terminate their commitments to loan money, holders of the Notes and lenders under the ABL Credit Facility and the Term Loan Facility could declare all outstanding principal and interest to be due and payable, and lenders under the ABL Credit Facility

and the Term Loan Facility could foreclose against the assets securing such indebtedness and Upbound Group, Inc. could be forced into bankruptcy or liquidation.

Restrictive covenants in certain of the agreements and instruments governing our indebtedness may materially and adversely affect our financial and operational flexibility.

The terms of our indebtedness include restrictive covenants that impose significant operating and financial restrictions on us and may limit our ability to engage in acts that may be in our long-term best interest, including restrictions on our ability to, among other things, (i) create liens; (ii) transfer or sell assets; (iii) incur indebtedness or issue certain preferred stock; (iv) pay dividends, redeem stock or make other distributions; (v) make other restricted payments or investments; (vi) create restrictions on payment of dividends or other amounts by us to our restricted subsidiaries; (vii) merge or consolidate with other entities; (viii) engage in certain transactions with affiliates; and (ix) designate our subsidiaries as unrestricted subsidiaries. In addition, our ability to access the full amount available under the ABL Credit Facility is subject to compliance with a financial maintenance covenant requiring that we maintain at least a specified fixed charge coverage ratio (as such ratio is defined in the ABL Credit Facility). Our failure to comply with any of these covenants could result in reduced borrowing capacity and/or an event of default that, if not cured or waived, could result in the acceleration of certain of our debt, which could have a material adverse effect on our business, financial condition and results of operations.

Our ability to comply with these covenants may be affected by events beyond our control, and any material deviations from our forecasts could require us to seek waivers or amendments of covenants or alternative sources of financing or to reduce expenditures. We cannot assure you that such waivers, amendments or alternative financing could be obtained or, if obtained, would be on terms acceptable to us.

A breach of any of the covenants or restrictions could result in an event of default. Such a default, if not cured or waived, could allow our debt holders to accelerate the related debt, as well as any other debt to which a cross-acceleration or cross-default provision applies, or to declare all borrowings outstanding thereunder to be due and payable. In the event our debt is accelerated, our assets may not be sufficient to repay such debt in full.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

A portion of our indebtedness bears interest at variable rates that are linked to changing market interest rates. As a result, an increase in market interest rates will increase our interest expense and our debt service obligations on the variable rate indebtedness, and our net income and cash flows, including cash available for servicing our indebtedness, will correspondingly decrease. As of December 31, 2023, approximately $881 million of our indebtedness was variable rate indebtedness, and, assuming all loans were fully drawn, each quarter-point (0.25%) change in interest rates would result in an additional $2.2 million annualized pretax charge or credit to our Consolidated Statements of Operations. As of the date of this Annual Report on Form 10-K, we have not entered into any interest rate swap agreements. In the future, we may enter into interest rate swaps that involve the exchange of floating for fixed rate interest payments in order to reduce interest rate volatility. However, we may not maintain interest rate swaps with respect to all of our variable rate indebtedness, and any swaps we enter into may not fully mitigate interest rate risk.

A change in control could accelerate our obligation to pay our outstanding indebtedness, and we may not have sufficient liquid assets at that time to repay these amounts.

Under the agreements governing our ABL Credit Facility and our Term Loan Facility, an event of default will result if a third party becomes the beneficial owner of 40% or more of our voting stock, in which case our obligations under such facilities may become immediately due and payable. In addition, under the indenture governing the Notes, we are obligated to offer to purchase the Notes at a purchase price equal to 101% of the principal amount of the Notes, plus accrued and unpaid interest to the date of the purchase, upon the occurrence of certain changes in control, including, subject to certain exceptions, the consummation of any transaction that results in any person becoming the beneficial owner of at least 50% of our voting stock or a sale of substantially all of our assets. Upbound Group, Inc. may enter into additional financing arrangements in the future that require the repayment of outstanding amounts in similar circumstances. If a specified change in control occurs and the lenders or debt holders under our debt instruments accelerate our obligations, we may not have sufficient liquid assets to repay amounts outstanding under such agreements or be able to arrange for additional financing to fund such obligations, which could result in an event of default under the relevant instrument and could cause any other debt that we may have at that time to become automatically due, further exacerbating the adverse impacts on our financial condition.

Our organizational documents and our current or future debt instruments contain or may contain provisions that may prevent or deter another group from paying a premium over the market price to Upbound Group, Inc.'s stockholders to acquire its stock.

Upbound Group, Inc.'s organizational documents contain provisions that authorize its Board of Directors to issue blank check preferred stock and establish advance notice requirements on its stockholders for director nominations and actions to be taken at meetings of the stockholders. In addition, as a Delaware corporation, Upbound Group, Inc. is subject to Section 203 of the Delaware General Corporation Law, which prohibits persons that acquire, or are affiliated with any person that acquires, more than 15% of our outstanding common stock from engaging in any business combination with Upbound Group, Inc. for a three-year period following the date of such acquisition, subject to limited exceptions. Furthermore, the terms of our indebtedness include various change in control provisions which, in the event of a change in control, would cause a default under such indebtedness. These provisions and arrangements could delay, deter or prevent a merger, consolidation, tender offer or other business combination or change in control involving us, whether favored or opposed by our management or our stockholders. For instance, the consummation of any such transaction in certain circumstances may require the redemption or repurchase of the Notes, and there can be no assurance that we or the potential acquirer will have sufficient financial resources to effect such a redemption or repurchase.

If our goodwill or other intangible assets become impaired, we may be required to record a significant charge to earnings.

We assess our goodwill and intangible assets for impairment annually or when events or changes in circumstances indicate the carrying value may not be recoverable. We test goodwill for impairment at the reporting unit level. If goodwill or intangible assets are deemed to be impaired, an impairment loss equal to the amount by which the carrying amount exceeds the fair value of the assets would be recognized. We would be required to record a charge in our financial statements during the period in which any impairment of our goodwill or intangible assets is determined, which may be significant and would negatively affect our results of operations reported under U.S. GAAP.

Risks Relating to Our Structure or an Investment in Our Common Stock

We are a holding company and are dependent on the operations and funds of our subsidiaries.

We are a holding company, with no revenue generating operations and no assets other than our ownership interests in our direct and indirect subsidiaries. Accordingly, we are dependent on the cash flow generated by our direct and indirect operating subsidiaries and must rely on dividends or other intercompany transfers from our operating subsidiaries to generate the funds necessary to meet our obligations, including the obligations under the ABL Credit Facility, Term Loan Facility and the Notes. The ability of our subsidiaries to pay dividends or make other payments to us is subject to applicable state laws. Should one or more of our subsidiaries be unable to pay dividends or make distributions, our ability to meet our ongoing obligations could be materially and adversely affected. If we are unable to satisfy the financial and other covenants in our debt agreements, our lenders could elect to terminate the agreements and require us to repay the outstanding borrowings, or we could face other substantial costs.

Our stock price is volatile, and you may not be able to recover your investment if our stock price declines.

The price of our common stock has been volatile and can be expected to be significantly affected by factors such as:

- our perceived ability to meet market expectations with respect to the growth and profitability of each of our operating segments;
- quarterly variations in our results of operations, which may be impacted by, among other things, changes in same store sales, invoice volume or when and how many locations we acquire, franchise, open, sell or close;
- quarterly variations in our competitors' results of operations;
- changes in earnings estimates or buy/sell recommendations by financial analysts;
- how our actual financial performance compares to the financial performance guidance we provide;
- state or federal legislative or regulatory proposals, initiatives, actions or changes that are, or are perceived to be, adverse to our business;
- the stock price performance of comparable companies;
- the unpredictability of global and regional economic and political conditions;
- general conditions in the consumer financial service industry, the domestic or global economy or the domestic or global credit or capital markets;
- negative commentary regarding us and corresponding short-selling market behavior;

- adverse developments in our relationships with our customers, retail partners or vendors;

- legal proceedings brought against us or our officers and directors, including the matters described in Note M to our consolidated financial statements included in this Annual Report on Form 10-K;

- changes in our senior management team; and

- the impact of any of the other risk factors discussed or incorporated by reference herein.

In addition, the stock market as a whole historically has experienced price and volume fluctuations that have affected the market price of many specialty retailers in ways that may have been unrelated to such companies' operating performance.

There can be no assurance as to the dividends that we may pay on our common stock or as to future stock repurchases.

Holders of our common stock are only entitled to receive such dividends as our Board of Directors may declare in its discretion out of funds legally available for such payments. Although we have paid quarterly cash dividends on our common stock since 2019, we are not required to declare or pay any dividends and there may be circumstances under which we may be unable to declare and pay dividends or repurchase our shares under applicable Delaware law or due to the impact of restrictive covenants in our debt agreements. In addition, we may elect to eliminate or reduce our common stock dividend or not to implement additional stock repurchases in the future for any reason. Any elimination of or reduction in the amount of our common stock dividend or the failure to implement future stock repurchases could materially and adversely affect the market price of our common stock.

A lowering or withdrawal of the ratings assigned to Upbound Group, Inc.'s debt by rating agencies may increase our future borrowing costs and reduce our access to capital.

Our indebtedness currently has a non-investment grade rating, and any rating assigned to our debt could be lowered or withdrawn entirely by a rating agency if, in that rating agency's judgment, future circumstances relating to the basis of the rating, such as adverse changes, so warrant. Credit ratings are not recommendations to purchase, hold or sell any securities of our company. Additionally, credit ratings may not reflect the potential effect of risks relating to any securities of our company. Any downgrade by either S&P or Moody's may result in higher borrowing costs. Any future lowering of our ratings likely would make it more difficult or more expensive for us to obtain additional debt financing.

Item 1B.   *Unresolved Staff Comments.*

None.

Item 1C.   *Cybersecurity.*

We rely heavily on information systems to meet the operational and financial needs of our business. Therefore, we seek to continuously improve our approach to cybersecurity with the goal of ensuring the confidentiality, integrity and availability of our information resources and to reduce the risk of information loss by accidental or intentional modification, disclosure or destruction. We believe we devote appropriate resources to cybersecurity and risk management processes to adapt to the changing cybersecurity landscape and respond to emerging threats in a timely and effective manner.

The Cybersecurity and Privacy team, which maintains our cybersecurity function, reports to our Chief Technology and Digital Officer, who reports directly to our Chief Executive Officer. The Cybersecurity and Privacy team is led by our Chief Information Security Officer ("CISO"), who is responsible for developing and implementing our cybersecurity program and reporting on cybersecurity matters. The CISO and Chief Technology and Digital Officer report to the Audit and Risk Committee on a quarterly basis. Our CISO has been a cybersecurity leader for 20 years, maintains appropriate security certifications, and has extensive experience in building and maintaining cybersecurity risk and compliance programs. The cybersecurity team includes members who also have various levels of cybersecurity experience and maintain relevant cybersecurity certifications. The CISO implements and oversees processes for the regular monitoring of our information systems. This includes the deployment of advanced security controls and technologies and ongoing scanning and testing of Company information systems by internal teams as well as third-party organizations to identify potential vulnerabilities. To maintain knowledge of the latest developments in cybersecurity, evolving threat landscape, and cyber defense techniques, our CISO regularly attends cybersecurity related conferences and events hosted by cybersecurity experts, subscribes to cybersecurity threat intelligence communications and newsletters, and meets with cybersecurity vendors.

We have strategically integrated cybersecurity risk management into our broader risk management framework to promote a company-wide culture of cybersecurity risk management. We regularly assess the cybersecurity landscape to holistically evaluate the threat of cybersecurity risks and seek to mitigate such risks through a layered cybersecurity strategy based on identification, protection, detection and recovery. Our Enterprise Cybersecurity Policy includes guidance related to encryption standards, antivirus protection, remote access, multi-factor authentication, confidential information and the use of the internet, social media, email and wireless devices. This policy is reviewed for updates annually and approved by appropriate members of management. All coworkers are required to acknowledge review of the policy and complete cybersecurity and privacy awareness training annually. We also provide coworkers with additional cybersecurity training through online offerings, company broadcasts and security awareness events.

In addition to assessing our own cybersecurity preparedness, we also consider and evaluate cybersecurity risks associated with the use of third-party service providers. The cybersecurity program is being enhanced to ensure that critical vendors and other third-parties are risk assessed prior to being given access to the Company's information assets and networks. Additionally, processes are currently in place to review existing third-party access to systems that have a material impact on the financial statements of the Company.

The Audit and Risk Committee, a committee of the Company's Board of Directors, actively participates in discussions with management regarding cybersecurity risks and receives quarterly reports regarding the Company's cybersecurity program, which includes discussion of management's actions to identify and detect threats, remedy audit findings, and review enhancements to the Company's defenses and management's progress on implementing its cybersecurity strategy. In addition, the Audit and Risk Committee reviews key cybersecurity risks, on a quarterly basis, to help ensure such risks are incorporated into the Company's Enterprise Risk Management framework. The Audit and Risk Committee also meets quarterly in executive session with the Company's Chief Information Security Officer. To assist with their oversight of the Company's cybersecurity programs and mitigation efforts as they relate to the broader cybersecurity landscape, our Audit and Risk Committee has previously and will continue to attend cybersecurity awareness training events hosted by third-party cybersecurity experts.

In the event of a cybersecurity incident, we have developed and implemented a communication and disclosure framework, which includes processes for escalating communication of the event to members of our internal disclosure committee for assessment of materiality and disclosure, executive management team members, internal and external legal counsel, internal and external audit teams, and other internal stakeholders. Significant cybersecurity events and strategic risk management decisions would be directed to the Audit and Risk Committee for additional comprehensive oversight of the Company's response measures and public disclosure of the event as appropriate. While we have experienced cybersecurity incidents in the

past, none have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations or financial condition.

Despite our cybersecurity governance program, we cannot assure you that we will be able to effectively prevent, detect or respond to all cybersecurity incidents, which may have a material adverse impact on our reputation and our results of operations.

Item 2. *Properties.*

We lease space for all of our Rent-A-Center and Mexico stores under operating leases expiring at various times through 2034. In addition, we lease space for certain support facilities under operating leases expiring at various times through 2032. Most of our store leases are five-year leases and contain renewal options for additional periods ranging from three to five years at rental rates adjusted according to agreed formulas. Store sizes average approximately 4,800 square feet. Approximately 75% of each store's space is generally used for showroom space and 25% for offices and storage space. Our Acima kiosks occupy space without charge in the retailer's location with no lease commitment.

We believe suitable store space generally is available for lease and we would be able to relocate any of our stores or support facilities without significant difficulty should we be unable to renew a particular lease. We also expect additional space is readily available at competitive rates to open new stores or support facilities, as necessary.

Item 3. *Legal Proceedings.*

From time to time, we, along with our subsidiaries, are party to various legal proceedings and governmental inquiries arising in the ordinary course of business. We reserve for loss contingencies that are both probable and reasonably estimable. We regularly monitor developments related to these legal proceedings, and review the adequacy of our legal reserves on a quarterly basis. We do not currently expect these losses to have a material impact on our consolidated financial statements if and when such losses are incurred. Nevertheless, we cannot predict the impact of future developments affecting our claims and lawsuits, and any resolution of a claim or lawsuit or reserve within a particular fiscal period may materially and adversely impact our results of operations for that period. In addition, claims and lawsuits against us may seek injunctive or other relief that requires changes to our business practices or operations and it is possible that any required changes may materially and adversely impact our business, financial condition, results of operations or reputation. Please see Note M to our consolidated financial statements and "*Risks Relating to Legal and Compliance Matters*" contained in Item 1A of this Annual Report on Form 10-K for additional discussion of certain of our legal proceedings.

Item 4. *Mine Safety Disclosures.*

Not applicable.

PART II

Item 5.   *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.*

Our common stock is listed on the Nasdaq Global Select Market® under the symbol "UPBD."

As of February 20, 2024, there were approximately 38 record holders of our common stock. This figure does not represent the actual number of beneficial owners of common stock because shares are frequently held in "street name" by securities dealers and others for the benefit of individual owners who may vote the shares.

Future decisions to pay cash dividends on our common stock continue to be at the discretion of our Board of Directors and will depend on a number of factors, including future earnings, capital requirements, contractual restrictions, financial condition, future prospects and any other factors our Board of Directors may deem relevant. Cash dividend payments are subject to certain restrictions in our debt agreements. Please see Note K to the consolidated financial statements included in this Annual Report on Form 10-K for further discussion of such restrictions.

Repurchases of Equity Securities

In December 2021, our Board of Directors authorized a stock repurchase program for up to $500.0 million (the "December 2021 Program"), which superseded our previous stock repurchase program. Under the December 2021 Program, we may purchase shares of our common stock from time to time in the open market or privately negotiated transactions. We are not obligated to acquire any shares under the program, and the program may be suspended or discontinued at any time. During 2023 and 2022, we repurchased 1,706,277 and 3,536,799 shares of our common stock for an aggregate purchase price of approximately $50.0 million and $75.1 million, respectively. As of December 31, 2023, under the December 2021 Program, approximately $235.0 million remains available for repurchases.

The following table presents information with respect to purchases of our common stock made during the year ended December 31, 2023:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Dollar Value of Shares that may yet be Purchased Under Publicly Announced Plans or Programs (*in Millions*)
August 1, 2023 - August 31, 2023	170,035	$ 29.90	170,035	$ 279.9
September 1, 2023 - September 30, 2023	746,234	$ 29.55	746,234	$ 257.9
October 1, 2023 - October 31, 2023	790,008	$ 28.91	790,008	$ 235.0

Stock Performance Graph

The following chart represents a comparison of the five year total return of our common stock to the NASDAQ Composite Index and the S&P 1500 Specialty Retail Index. We selected the S&P 1500 Specialty Retail Index for comparison because we use this published industry index as the comparator group to measure our relative total shareholder return for purposes of determining vesting of performance stock units granted under our long-term incentive compensation program. The graph assumes $100 was invested on December 31, 2018, and dividends, if any, were reinvested for all years ending December 31.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN
Among Upbound Group, Inc., the NASDAQ Composite Index, and S&P Composite 1500 Specialty Retail Index

Item 6. *Reserved.*

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations.*

Objective

We report financial operating performance under four operating segments, including our Rent-A-Center segment, which represents our company-owned stores and e-commerce platform through rentacenter.com; our Acima segment, which includes our virtual and staffed business models; and our Mexico and Franchising segments.

The following discussion focuses on recent developments expected to have current and future impacts on the results of our business, trends and uncertainties within our industry and business model that may impact our financial results, our recent results of operations, and discussion of our liquidity and capital resources. You should read the following discussion in conjunction with the consolidated financial statements and notes thereto included elsewhere in this Annual Report on Form 10-K.

For similar historical operating and financial data and discussion of our year ended December 31, 2022 results compared to our year ended December 31, 2021 results, refer to Part II. Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Annual Report on Form 10-K, for the year ended December 31, 2022, incorporated herein by reference, which was filed with the SEC on February 24, 2023.

Recent Developments

*Dividend*s. On December 6, 2023, we announced that our board of directors approved quarterly cash dividend of $0.37 per share for the first quarter of 2024. The dividend was paid on January 9, 2024 to our common stockholders of record as of the close of business on December 19, 2023.

Business and Operational Trends

Macroeconomic Conditions. In recent years, we have experienced significant change in the financial trends within our business driven by macroeconomic conditions, which have directly impacted our customers as well as our business operations, including significant changes in the U.S. consumer price index, changes in demand for certain consumer retail categories, a condensed labor market, which has also contributed to wage inflation, rapidly increased interest rates, and global supply chain disruptions resulting in reduced product availability and rising product costs.

While the lease-to-own industry has historically remained a resilient business model throughout various economic cycles, the full extent to which our risk management strategy and macroeconomic trends (including consumer spending and payment behavior) may impact our business in future periods is uncertain. The continuation of negative and volatile macroeconomic economic trends may have a material adverse impact on our financial statements, including our results of operations, operating cash flows, liquidity and capital resources.

Rent-A-Center E-commerce revenue. In recent years, e-commerce revenues have continued to increase as a percentage of total rentals and fees revenue in our Rent-A-Center segment. For the year ended December 31, 2023, e-commerce revenues represented approximately 26% of total lease-to-own store revenues compared to approximately 25% for 2022. Due to recent trends in consumer shopping behaviors and expectations, we believe e-commerce solutions are an important part of our lease-to-own offering. However, we are unable to quantify the extent to which e-commerce revenues are incremental compared to what our overall revenues would have been in the absence of those e-commerce transactions. In addition, the profitability of e-commerce transactions can be impacted by different merchandise loss factors compared to traditional store-based transactions in the Rent-A-Center segment. Therefore, we are unable to determine with certainty whether the continuation of this trend toward increased e-commerce transactions will have a significant impact to our financial statements in future periods or be favorable or unfavorable to our financial results.

Results of Operations

The following discussion focuses on our results of operations and our liquidity and capital resources. You should read this discussion in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 2023 included in Part II, Item 8 of this Annual Report on Form 10-K.

Key Metrics

Gross Merchandise Volume ("GMV"): The Company defines Gross Merchandise Volume as the retail value in U.S. dollars of merchandise acquired by the Company that is leased to customers through a transaction that occurs within a defined period, net of estimated cancellations as of the measurement date.

Rent-A-Center Lease Portfolio Value: Represents the aggregate dollar value of the expected monthly rental income associated with current active lease agreements from our Rent-A-Center stores and e-commerce platform at the end of any given period.

Same Store Sales: Same store sales generally represents revenue earned in stores that were operated by us for 13 months or more and are reported on a constant currency basis as a percentage of total revenue earned in stores of the segment during the indicated period. The Company excludes from the same store sales base any store that receives a certain level of customer accounts from closed stores or acquisitions. The receiving store will be eligible for inclusion in the same store sales base in the 30th full month following account transfer.

Skip / Stolen Losses: Represents the charge-off of the remaining net book value of unrecoverable on-rent merchandise with lease-to-own customers who are past due. This is typically expressed as a percentage of revenue for the applicable period.

Overview

The following briefly summarizes certain of our financial information for the year ended December 31, 2023 as compared to the year ended December 31, 2022.

During the year ended December 31, 2023, consolidated revenues and gross profit decreased by approximately $253.0 million and $57.2 million, respectively, while operating profit increased by approximately $14.3 million, primarily due to decreases in other store expenses of $45.9 million and labor expenses of $20.8 million.

Revenues in our Rent-A-Center segment decreased approximately $85.7 million for the year ended December 31, 2023, due to a 4.3% decrease in same store sales driven by decreases in rentals and fees revenues and merchandise sales of $48.3 million and $28.8 million, respectively. Operating profit decreased approximately $61.0 million for the year ended December 31, 2023, primarily due to lower revenues described above, partially offset by a decrease in labor expenses of $12.6 million. See "Segment Performance" below for further discussion of Rent-A-Center segment operating results for the year ended December 31, 2023.

The Acima segment revenues decreased approximately $179.0 million for the year ended December 31, 2023, due to decreases in merchandise sales and rentals and fees revenues of $104.8 million and $74.5 million, respectively, primarily attributable to a lower GMV through the third quarter of 2023 compared to 2022 and fewer customers electing early purchase options in 2023. Operating profit increased approximately $84.2 million for the year ended December 31, 2023, primarily due to decreases in other store expenses and labor costs of approximately $49.3 million and $10.9 million, respectively. See "Segment Performance" below for further discussion of Acima segment operating results for the year ended December 31, 2023.

The Mexico segment revenues increased by 15.0% for the year ended December 31, 2023, contributing to an increase in gross profit of 15.4%, or $7.1 million. Operating profit, however, decreased $1.4 million for the year ended December 31, 2023, primarily due to increases in other store expenses and labor costs of approximately $4.5 million and $2.8 million, respectively. See "Segment Performance" below for further discussion of Mexico segment operating results for the year ended December 31, 2023.

Revenues for the Franchising segment increased $2.0 million for the year ended December 31, 2023, primarily due to an increase in merchandise sales of $3.7 million, partially offset by a decrease in royalty income and fees of $1.6 million. See "Segment Performance" below for further discussion of Franchising segment operating results for the year ended December 31, 2023.

Cash flow from operations was $200.3 million for the year ended December 31, 2023 As of December 31, 2023, we held $93.7 million of cash and cash equivalents and had outstanding indebtedness of $1.3 billion.

The following table is a reference for the discussion that follows.

| (Dollar amounts in thousands) | Year Ended December 31, | | 2023-2022 Change | |
	2023	2022	$	%
Revenues				
Store				
Rentals and fees	$ 3,261,678	$ 3,375,453	$ (113,775)	(3.4)%
Merchandise sales	541,766	675,288	(133,522)	(19.8)%
Installment sales	63,630	72,328	(8,698)	(12.0)%
Other	5,869	4,975	894	18.0 %
Total store revenues	3,872,943	4,128,044	(255,101)	(6.2)%
Franchise				
Merchandise sales	95,054	91,350	3,704	4.1 %
Royalty income and fees	24,416	25,998	(1,582)	(6.1)%
Total revenues	3,992,413	4,245,392	(252,979)	(6.0)%
Cost of revenues				
Store				
Cost of rentals and fees	1,199,161	1,268,809	(69,648)	(5.5)%
Cost of merchandise sold	652,894	779,789	(126,895)	(16.3)%
Cost of installment sales	22,997	25,547	(2,550)	(10.0)%
Total cost of store revenues	1,875,052	2,074,145	(199,093)	(9.6)%
Franchise cost of merchandise sold	95,103	91,715	3,388	3.7 %
Total cost of revenues	1,970,155	2,165,860	(195,705)	(9.0)%
Gross profit	2,022,258	2,079,532	(57,274)	(2.8)%
Operating expenses				
Store expenses				
Labor	613,538	634,341	(20,803)	(3.3)%
Other store expenses	775,919	821,821	(45,902)	(5.6)%
General and administrative expenses	201,706	186,470	15,236	8.2 %
Depreciation, amortization and write-down of intangibles	51,321	53,079	(1,758)	(3.3)%
Other charges	216,909	235,283	(18,374)	(7.8)%
Total operating expenses	1,859,393	1,930,994	(71,601)	(3.7)%
Operating profit	162,865	148,538	14,327	9.6 %
Interest, net	109,998	87,067	22,931	26.3 %
Earnings before income taxes	52,867	61,471	(8,604)	(14.0)%
Income tax expense	58,046	49,114	8,932	18.2 %
Net (loss) earnings	$ (5,179)	$ 12,357	$ (17,536)	(141.9)%

Comparison of the Years Ended December 31, 2023 and 2022

Store Revenue. Total store revenue decreased by $255.1 million, or 6.2%, to $3,872.9 million for the year ended December 31, 2023, from $4,128.0 million for 2022. The decrease was primarily due to decreases of approximately $179.0 million and $85.7 million in the Acima and Rent-A-Center segments, respectively, as discussed further in the section "Segment Performance" below.

Cost of Rentals and Fees. Cost of rentals and fees consists primarily of depreciation of rental merchandise. Cost of rentals and fees for the year ended December 31, 2023 decreased by $69.6 million, or 5.5%, to $1,199.2 million, as compared to $1,268.8 million in 2022. This decrease in cost of rentals and fees was primarily attributable to a decrease of $71.4 million in the Acima segment. Cost of rentals and fees expressed as a percentage of rentals and fees revenue decreased to 36.8% for the year ended December 31, 2023 as compared to 37.6% in 2022.

Cost of Merchandise Sold. Cost of merchandise sold represents the net book value of rental merchandise at time of sale. Cost of merchandise sold decreased by $126.9 million, or 16.3%, to $652.9 million for the year ended December 31, 2023, from $779.8 million in 2022, primarily attributable to decreases of $119.8 million and $7.1 million in the Acima and Rent-A-Center segments, respectively. The gross margin percent of merchandise sales decreased to (20.5)% for the year ended December 31, 2023, from (15.5)% in 2022.

Gross Profit. Gross profit decreased by $57.2 million, or 2.8%, to $2,022.3 million for the year ended December 31, 2023, from $2,079.5 million in 2022, due primarily to a decrease of $75.2 million in the Rent-A-Center segment, partially offset by increases of $12.2 million and $7.1 million in the Acima and Mexico segments, respectively, as discussed further in the section "Segment Performance" below. Gross profit as a percentage of total revenue increased to 50.7% in 2023, as compared to 49.0% in 2022.

Store Labor. Store labor includes all salaries and wages paid to store operational employees and district managers, together with payroll taxes and benefits. Store labor decreased by $20.8 million, or 3.3%, to $613.5 million for the year ended December 31, 2023, as compared to $634.3 million in 2022, primarily attributable to decreases of $12.6 million and $10.9 million in the Rent-A-Center and Acima segments, respectively. Store labor expressed as a percentage of total store revenue was 15.8% for the year ended December 31, 2023, as compared to 15.4% in 2022.

Other Store Expenses. Other store expenses include charge-offs due to customer stolen merchandise and occupancy, delivery, advertising, selling, insurance, travel and other store-level operating expenses. Other store expenses decreased by $45.9 million, or 5.6%, to $775.9 million for the year ended December 31, 2023, as compared to $821.8 million in 2022, due to a decrease of $49.3 million in the Acima segment, primarily attributable to a decrease of $44.2 million in merchandise losses, partially offset by an increase of $4.5 million in the Mexico segment. Other store expenses expressed as a percentage of total store revenue were 20.0% for the year ended December 31, 2023, compared to 19.9% in 2022.

General and Administrative Expenses. General and administrative expenses include all corporate overhead expenses related to our headquarters such as salaries, payroll taxes and benefits, stock-based compensation, occupancy, administrative and other operating expenses, as well as salaries and labor costs for our regional directors, divisional vice presidents and executive vice presidents. General and administrative expenses increased by $15.2 million, or 8.2%, to $201.7 million for the year ended December 31, 2023, as compared to $186.5 million in 2022, primarily due to higher incentive compensation. General and administrative expenses expressed as a percentage of total revenue were 5.1% for the year ended December 31, 2023, compared to 4.4% in 2022.

Other charges. Other charges decreased by $18.4 million to $216.9 million in 2023, as compared to $235.3 million in 2022. Other charges for the year ended December 31, 2023 primarily included $137.5 million in stock compensation expense related to the vesting of a portion of the equity consideration issued in connection with the acquisition of Acima Holdings, $72.9 million in depreciation and amortization of acquired software and intangible assets and $9.2 million in accelerated software depreciation, partially offset by $3.1 million in interest income on income tax refunds related to prior year returns received in 2023. Other charges for the year ended December 31, 2022 primarily included $143.2 million in stock compensation expense related to equity consideration issued in connection with the acquisition of Acima Holdings, $80.8 million in depreciation and amortization of acquired software and intangible assets related to the acquisition of Acima Holdings, $6.8 million in asset impairments, $5.0 million in employee severance, $1.2 million in state sales tax assessment reserves and $1.2 million in Acima retail partner conversion losses. See Note N of our consolidated financial statements included in this Annual Report on Form 10-K for additional information regarding our other charges.

Operating Profit. Operating profit increased $14.4 million, or 9.6%, to $162.9 million for the year ended December 31, 2023, as compared to $148.5 million in 2022, primarily due to a decrease in total operating expenses of $71.6 million, partially offset by the decrease in gross profit as described above. Operating profit expressed as a percentage of total revenue was 4.1% for the year ended December 31, 2023, compared to 3.5% in 2022.

Income Tax Expense. Income tax expense for the year ended December 31, 2023 was $58.0 million, as compared to $49.1 million in 2022. The effective tax rate was 109.8% for the year ended December 31, 2023, compared to 79.9% in 2022. The increase in income tax expense for the year ended December 31, 2023 compared to 2022 was primarily due to an increase in tax valuation allowances and expiration of net operating losses related to our Mexico segment. See Note J of our consolidated financial statements included in this Annual Report on Form 10-K for additional information regarding our effective tax rate.

Comparison of the Years Ended December 31, 2022 and 2021

For similar operating and financial data and discussion of our year ended December 31, 2022 results compared to our year ended December 31, 2021 results, refer to Part II. Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Annual Report on Form 10-K for the year ended December 31, 2022.

Segment Performance

Rent-A-Center segment.

(Dollar amounts in thousands)	Year Ended December 31, 2023		2022		2023-2022 Change $		%
Revenues	$	1,864,123	$	1,949,864	$	(85,741)	(4.4)%
Gross profit		1,297,705		1,372,863		(75,158)	(5.5)%
Operating profit		273,518		334,525		(61,007)	(18.2)%
Lease portfolio balance[1]		144,960		142,839		2,121	1.5 %
Change in same store revenue[1]							(4.3)%
Stores in same store revenue calculation							1,766

[1] See *Key Metrics* described above for additional information

Revenues. The decrease in revenue for the year ended December 31, 2023 was primarily due to a decrease in same store sales of 4.3%, driven by decreases in rentals and fees revenue and merchandise sales of $48.3 million and $28.8 million, respectively, primarily attributable to a decrease in lease portfolio value during the first three quarters of 2023 compared to 2022, and fewer customers electing early purchase options. The segment lease portfolio value as of December 31, 2023 increased 1.5% compared to the value as of December 31, 2022.

Gross Profit. Gross profit decreased in 2023 driven primarily by the decrease in revenues described above. Gross profit as a percentage of segment revenues decreased to 69.6% in 2023 from 70.4% in 2022, primarily due to mix-shift changes between lease merchandise product categories.

Operating Profit. Operating profit as a percentage of segment revenues was 14.7% for 2023 compared to 17.2% for 2022. The decrease in operating margin for the year ended December 31, 2023 was primarily driven by decreases in revenues and gross profit described above, partially offset by lower merchandise losses. Charge-offs in our Rent-A-Center lease-to-own stores due to customer stolen merchandise, expressed as a percentage of Rent-A-Center lease-to-own revenues, was approximately 4.5% for the year ended December 31, 2023, compared to 4.9% in 2022. Charge-offs in our Rent-A-Center lease-to-own stores due to other merchandise losses, expressed as a percentage of Rent-A-Center lease-to-own revenues, was approximately 1.4% for the year ended December 31, 2023, compared to 2.0% in 2022. Other merchandise losses include unrepairable and missing merchandise, and loss/damage waiver claims.

Acima segment.

(Dollar amounts in thousands)	Year Ended December 31, 2023		2022		2023-2022 Change $		%
Revenues	$	1,931,325	$	2,110,320	$	(178,995)	(8.5)%
Gross profit		644,447		632,244		12,203	1.9 %
Operating profit		235,480		151,301		84,179	55.6 %
Gross merchandise volume[1]		1,581,259		1,584,362		(3,103)	(0.2)%

[1] See *Key Metrics* described above for additional information

Revenues. The decrease in revenues for the year ended December 31, 2023 compared to 2022 was primarily due to decreases in merchandise sales and rentals and fees revenues of $104.8 million and $74.5 million, respectively. The decrease in rentals and fees revenue was primarily due to fewer open lease agreements and the decrease in merchandise sales was primarily attributable to lower GMV during the first three quarters of 2023 compared to 2022, and fewer customers electing early purchase options in the current year.

Gross Profit. Gross profit as a percentage of segment revenues increased to 33.4% for the year ended December 31, 2023, compared to 30.0% in 2022, primarily due to fewer customers electing early purchase options.

Operating Profit. Operating profit as a percentage of segment revenues increased to 12.2% for the year ended December 31, 2023, compared to 7.2% in 2022. The increase in operating profit for the year ended December 31, 2023 is primarily due to lower customer stolen merchandise losses of approximately $45.1 million, lower labor costs of $10.9 million and a decrease in amortization of acquired intangible assets of $9.9 million, partially offset by lower revenues described above. Charge-offs in our Acima locations due to customer stolen merchandise, expressed as a percentage of revenues, were approximately 9.3% in 2023, compared to 10.6% in 2022. Charge-offs in our Acima locations due to other merchandise losses, expressed as a percentage of revenues, were negligible for the years ended December 31, 2023 and 2022. Other merchandise losses include unrepairable merchandise and loss/damage waiver claims.

Mexico segment.

(Dollar amounts in thousands)	Year Ended December 31,		2023-2022 Change	
	2023	**2022**	**$**	**%**
Revenues	$ 74,625	$ 64,880	$ 9,745	15.0 %
Gross profit	52,869	45,812	7,057	15.4 %
Operating profit	4,846	6,267	(1,421)	(22.7)%
Change in same store revenue[(1)]				(0.8)%
Stores in same store revenue calculation				112

[(1)] See *Key Metrics* described above for additional information

Revenues. Revenues for 2023 were positively impacted by exchange rate fluctuations of approximately $8.8 million, as compared to 2022. On a constant currency basis, revenues for the year ended December 31, 2023 increased approximately $0.9 million, compared to 2022.

Gross Profit. Gross profit for the year ended December 31, 2023 was positively impacted by exchange rate fluctuations of approximately $6.3 million, as compared to 2022. On a constant currency basis, gross profit for the year ended December 31, 2023 increased by approximately $0.8 million, compared to 2022. Gross profit as a percentage of segment revenues increased to 70.8% in 2023, compared to 70.6% in 2022.

Operating Profit. Operating profit for the year ended December 31, 2023 was positively impacted by exchange rate fluctuations of approximately $0.6 million, as compared to 2022. On a constant currency basis, operating profit for the year ended December 31, 2023 decreased by approximately $2.0 million, as compared to 2022. Operating profit as a percentage of segment revenues decreased to 6.5% in 2023, compared to 9.7% in 2022, primarily due to higher customer stolen merchandise losses.

Franchising segment.

(Dollar amounts in thousands)	Year Ended December 31,		2023-2022 Change	
	2023	**2022**	**$**	**%**
Revenues	$ 122,340	$ 120,328	$ 2,012	1.7 %
Gross profit	27,237	28,613	(1,376)	(4.8)%
Operating profit	17,087	19,124	(2,037)	(10.7)%

Revenues. Revenues increased for the year ended December 31, 2023, compared to 2022, primarily due to increases in merchandise purchases by franchisees of $3.7 million, partially offset by decreases in royalty income and fees revenue of $1.6 million.

Gross Profit. Gross profit as a percentage of segment revenues decreased to 22.3% in 2023, compared to 23.8% in 2022, primarily due to the changes in the allocation of merchandise sales compared to royalty and fee revenue.

Operating Profit. Operating profit as a percentage of segment revenues decreased to 14.0% in 2023, compared to 15.9% for 2022, primarily due to the change in gross profit described above.

Liquidity and Capital Resources

Overview. For the year ended December 31, 2023, we generated $200.3 million in operating cash flow and used cash in the amount of $138.6 million for debt repayments, $83.1 million for dividends, $53.4 million for capital expenditures and $50.0 million for share repurchases, partially offset by cash proceeds from indebtedness of $70.0 million. We ended the year with $93.7 million of cash and cash equivalents and outstanding indebtedness of $1.3 billion.

Analysis of Cash Flow. Cash provided by operating activities decreased by $268.2 million to $200.3 million in 2023 from $468.5 million in 2022, primarily due to an increase in inventory purchases driven by increased demand.

Cash used in investing activities decreased to $51.0 million in 2023, compared to $62.3 million in 2022, primarily due to lower investment in store-related assets in our Rent-A-Center segment and an increase in proceeds from the sale of property assets in 2023.

Cash used in financing activities decreased to $202.1 million in 2023, compared to $370.7 million in 2022, primarily due to decreases in debt repayments and share repurchases of $160.1 million and $25.1 million, respectively, partially offset by a decrease in debt proceeds received of $20.0 million.

Liquidity Requirements. Our primary liquidity requirements are for rental merchandise purchases. Other capital requirements include expenditures for technological and property assets, and debt service. Our primary sources of liquidity have been cash provided by operations.

We utilize our ABL Credit Facility for the issuance of letters of credit, as well as to manage normal fluctuations in operational cash flow caused by the timing of cash receipts. In that regard, we may from time to time draw funds under the ABL Credit Facility for general corporate purposes. Amounts are drawn as needed due to the timing of cash flows and are generally paid down as cash is generated by our operating activities. We believe cash flow generated from operations and availability under our ABL Credit Facility, will be sufficient to fund our operations during the next twelve months. At February 20, 2024, we had approximately $62.3 million in cash on hand, and $399.6 million available under our ABL Credit Facility.

Deferred Taxes. Certain federal tax legislation enacted during the period 2009 to 2017 permitted bonus first-year depreciation deductions ranging from 50% to 100% of the adjusted basis of qualified property placed in service during such years. The Protecting Americans from Tax Hikes Act of 2015 extended the 50% bonus depreciation to 2015 and through September 26, 2017, when it was updated by the Tax Cuts and Jobs Act of 2017 ("Tax Act"). The Tax Act allowed 100% bonus depreciation for certain property placed in service between September 27, 2017 and December 31, 2022, at which point it began to phase out. The bonus depreciation provided by the Tax Act resulted in estimated benefits of $254 million and $298 million for us in 2023 and 2022, respectively. Depreciation benefits of $303 million associated with these Acts reversed in 2023. We estimate the remaining tax deferral associated with bonus depreciation from these Acts is approximately $331 million at December 31, 2023, of which approximately 80% or $263 million, will reverse in 2024, and the majority of the remainder will reverse in 2025.

Merchandise Losses. Merchandise losses consist of the following:

(in thousands)	Year Ended December 31,					
	2023		2022		2021	
Customer stolen merchandise[1]	$	284,703	$	336,475	$	298,533
Other merchandise losses[2]		29,112		38,734		33,380
Total merchandise losses	$	313,815	$	375,209	$	331,913

[1] Increase in customer stolen merchandise losses for the year ended December 31, 2022 is primarily due to increases in the U.S. consumer price index and corresponding pressure on the discretionary income of our consumers.
[2] Other merchandise losses include unrepairable and missing merchandise, and loss/damage waiver claims.

Capital Expenditures. We make capital expenditures in order to maintain our existing operations, acquire new capital assets in new and acquired stores and invest in information technology. We spent $53.4 million, $61.4 million and $62.5 million on capital expenditures in the years 2023, 2022 and 2021, respectively. The decrease of $8.0 million for the year ended December 31, 2023 is primarily due to lower investment in store-related assets in our Rent-A-Center segment.

Acquisitions and New Location Openings. During 2023, we acquired one lease-to-own store location and customer accounts for an aggregate purchase price of approximately $39 thousand. The store location was closed upon acquisition and consolidated into existing store operations in our Rent-A-Center segment.

The tables below summarize the location activity for the years ended December 31, 2023, 2022 and 2021 for our Rent-A-Center, Mexico and Franchising operating segments.

	Year Ended December 31, 2023			
	Rent-A-Center	Mexico	Franchising	Total
Locations at beginning of period	1,851	126	447	2,424
New location openings	7	6	2	15
Conversions	(7)	—	7	—
Closed locations				
Merged with existing locations	(12)	(1)	—	(13)
Sold or closed with no surviving location	—	—	(16)	(16)
Locations at end of period	1,839	131	440	2,410
Acquired locations closed and accounts merged with existing locations	1	—	—	1
Total approximate purchase price of acquired store *(in thousands)*	$ 39	$ —	$ —	$ 39

	Year Ended December 31, 2022			
	Rent-A-Center	Mexico	Franchising	Total
Locations at beginning of period	1,846	123	466	2,435
New location openings	16	4	1	21
Conversions	1	—	(1)	—
Closed locations				
Merged with existing locations	(12)	(1)	—	(13)
Sold or closed with no surviving location	—	—	(19)	(19)
Locations at end of period	1,851	126	447	2,424
Acquired locations closed and accounts merged with existing locations	4	—	—	4
Total approximate purchase price of acquired store *(in thousands)*	$ 995	$ —	$ —	$ 995

	Year Ended December 31, 2021			
	Rent-A-Center	Mexico	Franchising	Total
Locations at beginning of period	1,845	121	462	2,428
New location openings	6	2	8	16
Conversions	1	—	(1)	—
Closed locations				
Merged with existing locations	(6)	—	—	(6)
Sold or closed with no surviving location	—	—	(3)	(3)
Locations at end of period	1,846	123	466	2,435
Acquired locations closed and accounts merged with existing locations	1	—	—	1
Total approximate purchase price of acquired store *(in thousands)*	$ 278	$ —	$ —	$ 278

Senior Debt. On February 17, 2021, we entered into a credit agreement with JPMorgan Chase Bank, N.A., as administrative agent, and lenders party thereto, that provides for a five-year asset-based revolving credit facility with commitments of $550 million and a letter of credit sublimit of $150 million, which commitments may be increased, at our option and under certain conditions, by up to an additional $125 million in the aggregate (as amended on August 10, 2022, the "ABL Credit Facility"). Under the ABL Credit Facility, we may borrow only up to the lesser of the level of the then-current borrowing base and the aggregate amount of commitments under the ABL Credit Facility. The borrowing base is tied to the amount of eligible installment sales accounts, inventory and eligible lease contracts, reduced by certain reserves. The ABL Credit Facility bears interest at a fluctuating rate determined by reference to an adjusted Term SOFR rate plus an applicable margin of 1.50% to 2.00%, which, as of February 20, 2024, was 7.49%. A commitment fee equal to 0.250% to 0.375% of the unused portion of the

ABL Credit Facility fluctuates dependent upon average utilization for the prior month as defined by a pricing grid included in the documentation governing the ABL Credit Facility. Loans under the ABL Credit Facility may be borrowed, repaid and re-borrowed until February 17, 2026, at which time all amounts borrowed must be repaid.

The obligations under the ABL Credit Facility are guaranteed by us and certain of our material wholly owned domestic restricted subsidiaries, subject to certain exceptions. The obligations under the ABL Credit Facility and such guarantees are secured on a first-priority basis by all of our and our subsidiary guarantors' accounts, inventory, deposit accounts, securities accounts, cash and cash equivalents, rental agreements, general intangibles (other than equity interests in our subsidiaries), chattel paper, instruments, documents, letter of credit rights, commercial tort claims related to the foregoing and other related assets and all proceeds thereof related to the foregoing, subject to permitted liens and certain exceptions (such assets, collectively, the "ABL Priority Collateral") and a second-priority basis in substantially all other present and future tangible and intangible personal property of ours and the subsidiary guarantors, subject to certain exceptions.

On February 17, 2021, we also entered into a term loan credit agreement with JPMorgan Chase Bank, N.A., as administrative agent, and lenders party thereto, that provides for a seven-year $875 million senior secured term loan facility (as amended on September 21, 2021 and June 15, 2023, the "Term Loan Facility"). Subject in each case to certain restrictions and conditions, we may add up to $500 million of incremental term loan facilities to the Term Loan Facility or utilize incremental capacity under the Term Loan Facility at any time by issuing or incurring incremental equivalent term debt. Interest on borrowings under the Term Loan Facility is payable at a fluctuating rate of interest determined by reference to an adjusted Term SOFR rate plus an applicable margin of 3.25%, subject to a 0.50% Term SOFR floor, which, as of February 20, 2024, was 9.12%.

Borrowings under the Term Loan Facility amortize in equal quarterly installments in an amount equal to 1.000% per annum of the original aggregate principal amount thereof, with the remaining balance due at final maturity. The Term Loan Facility is secured by a first-priority security interest in substantially all of present and future tangible and intangible personal property of us and our subsidiary guarantors, other than the ABL Priority Collateral, and by a second-priority security interest in the ABL Priority Collateral, subject to certain exceptions. The obligations under the Term Loan Facility are guaranteed by us and our material wholly-owned domestic restricted subsidiaries that also guarantee the ABL Credit Facility.

At February 20, 2024, we had outstanding borrowings of $811.1 million under the Term Loan Facility and available commitments of $399.6 million under our ABL Credit Facility, net of letters of credit.

See Note K of our consolidated financial statements included in this Annual Report on Form 10-K for additional information regarding our senior debt.

Senior Notes. On February 17, 2021, we issued $450 million in senior unsecured notes due February 15, 2029, at par value, bearing interest at 6.375% (the "Notes"). Interest on the Notes is payable in arrears on February 15 and August 15 of each year, beginning on August 15, 2021. We may redeem some or all of the Notes at any time for cash at the redemption prices set forth in the indenture governing the Notes, plus accrued and unpaid interest to, but not including, the redemption date. If we experience specific kinds of change in control, we will be required to offer to purchase the Notes at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest. See Note L of our consolidated financial statements included in this Annual Report on Form 10-K for additional information regarding our senior notes.

Operating Leases. We lease space for all of our Rent-A-Center and Mexico stores under operating leases expiring at various times through 2034. In addition we lease space for certain support facilities under operating leases expiring at various times through 2032. Most of our store leases are five-year leases and contain renewal options for additional periods ranging from three to five years at rental rates adjusted according to agreed-upon formulas. As of December 31, 2023, our total remaining obligation for existing store lease contracts was approximately $363.0 million.

We lease vehicles for all of our Rent-A-Center stores under operating leases with lease terms expiring twelve months after the start date of the lease. We classify these leases as short-term and have elected the short-term lease exemption for our vehicle leases, and have therefore excluded them from our operating lease right-of-use assets within our Consolidated Balance Sheets. As of December 31, 2023, our total remaining minimum obligation for existing Rent-A-Center vehicle lease contracts was approximately $1.2 million.

We also lease vehicles for all of our Mexico stores which have terms expiring at various times through 2027 with rental rates adjusted periodically for inflation. As of December 31, 2023, our total remaining obligation for existing Mexico vehicle lease contracts was approximately $4.3 million.

Reference Note G of our consolidated financial statements included in this Annual Report on Form 10-K for additional discussion of our store operating leases.

Uncertain Tax Position. As of December 31, 2023, we have recorded $1.2 million in uncertain tax positions. Although these positions represent a potential future cash liability to us, the amounts and timing of such payments are uncertain.

Seasonality. Our revenue mix is moderately seasonal, with the first quarter of each fiscal year generally providing higher merchandise sales than any other quarter during a fiscal year. Generally, our customers will more frequently exercise the early purchase option on their existing lease purchase agreements or purchase pre-leased merchandise off the showroom floor during the first quarter of each fiscal year, primarily due to the receipt of federal income tax refunds. In contrast, our cash expenditures for merchandise purchases for the fiscal year are generally the highest beginning in the latter part of the third quarter through the fourth quarter, primarily as a result of holiday promotions.

Critical Accounting Estimates, Uncertainties or Assessments in Our Financial Statements

The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent losses and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. In applying accounting principles, we must often make individual estimates and assumptions regarding expected outcomes or uncertainties. Our estimates, judgments and assumptions are continually evaluated based on available information and experience. However, uncertainties, including those related to recent macroeconomic trends or other factors, may affect certain estimates and assumptions inherent in the financial reporting process, which may impact reported amounts of assets and liabilities in future periods and cause actual results to differ from those estimates. We believe the following are areas where the degree of judgment and complexity in determining amounts recorded in our consolidated financial statements make the accounting policies critical.

If we make changes to our reserves in accordance with the policies described below, our earnings would be impacted. Increases to our reserves would reduce earnings and, similarly, reductions to our reserves would increase our earnings. A pre-tax change of approximately $5.6 million in our estimates would result in a corresponding $0.01 change in our diluted (loss) earnings per common share as of December 31, 2023.

Self-Insurance Liabilities. We have self-insured retentions with respect to losses under our workers' compensation, general liability, vehicle liability and health insurance programs. We establish reserves for our liabilities associated with these losses by obtaining forecasts for the ultimate expected losses and estimating amounts needed to pay losses within our self-insured retentions.

We continually institute procedures to manage our loss exposure and increases in health care costs associated with our insurance claims through our risk management function, including a transitional duty program for injured workers, ongoing safety and accident prevention training, and various other programs designed to minimize losses and improve our loss experience in our store locations. We make assumptions on our liabilities within our self-insured retentions using actuarial loss forecasts, company-specific development factors, general industry loss development factors, and third-party claim administrator loss estimates which are based on known facts surrounding individual claims. These assumptions incorporate expected increases in health care costs. Periodically, we reevaluate our estimate of liability within our self-insured retentions. At that time, we evaluate the adequacy of our reserves by comparing amounts reserved on our balance sheet for anticipated losses to our updated actuarial loss forecasts and third-party claim administrator loss estimates, and make adjustments to our reserves as needed.

As of December 31, 2023, the amount reserved for losses within our self-insured retentions with respect to workers' compensation, general liability and vehicle liability insurance was $71.6 million, as compared to $81.2 million at December 31, 2022. However, if any of the factors that contribute to the overall cost of insurance claims were to change, the actual amount incurred for our self-insurance liabilities could be more or less than the amounts currently reserved.

Rental Merchandise. Rental merchandise is carried at cost, net of accumulated depreciation. Depreciation for merchandise in Rent-A-Center, certain Acima locations formerly operating under the Acceptance Now brand, and Mexico stores is depreciated using the income forecasting method, which is intended to match as closely as practicable the recognition of depreciation expense with the consumption of the rental merchandise, and assumes no salvage value. The consumption of rental merchandise occurs during periods of rental and directly coincides with the receipt of rental revenue over the rental purchase agreement period. Under the income forecasting method, merchandise held for rent is not depreciated and merchandise on rent is depreciated in the proportion of rents received to total rents provided in the lease contract, which is an activity-based method similar to the units of production method. Depreciation of merchandise for Acima Holdings, which we acquired in February 2021, is recognized using a straight-line method over the term of the lease contract. Depreciation under the straight-line method is recognized each period over the term of the lease-to-own contract irrespective of receipt of revenue payments from the

customer. In addition, merchandise that is held for rent for at least 180 consecutive days is depreciated using the straight-line method over a period generally not to exceed 18 months, and smartphones are also depreciated on a straight-line basis over an 18-month period beginning with the earlier of on rent or 90 consecutive days held for rent.

Rental merchandise that is damaged and inoperable is expensed when such impairment occurs. If a customer does not return the merchandise or make payment, the remaining book value of the rental merchandise associated with delinquent accounts is generally charged off on or before the 90th day following the time the account became past due in the Rent-A-Center and Mexico segments, on or before the 120th day in our Acima segment and during the month following the 150th day in certain Acima locations formerly operating under the Acceptance Now brand. Minor repairs made to rental merchandise are expensed at the time of the repair. In addition, we maintain a reserve for these expected losses, which estimates the merchandise losses expected but not yet incurred as of the end of the accounting period based on a combination of historical write-offs and expected future losses. As of December 31, 2023 and 2022, the reserve for merchandise losses was $84.7 million and $93.6 million, respectively.

Receivables and Allowance for Doubtful Accounts. The installment sales receivable associated with the sale of merchandise at our Get It Now and Home Choice stores generally consists of the sales price of the merchandise purchased and any additional fees for services the customer has chosen, less the customer's down payment. No interest is accrued and interest income is recognized each time a customer makes a payment, generally on a monthly basis.

We have established an allowance for doubtful accounts for our installment notes receivable. Our policy for determining the allowance is primarily based on historical loss experience, as well as the results of management's review and analysis of the payment and collection of the installment notes receivable within the previous year. We believe our allowance is adequate to absorb all expected losses. Our policy is to charge off installment notes receivable that are 120 days or more past due. Charge-offs are applied as a reduction to the allowance for doubtful accounts and any recoveries of previously charged off balances are applied as an increase to the allowance for doubtful accounts.

Our trade and notes receivables consist of amounts due from our lease-to-own customers for lease renewal payments and past due uncollected lease payments, adjusted for the probability of collection based on our assessment of historical collection rates and length of time the receivable is past due; amounts owed from our franchisees for inventory purchases, earned royalties and other obligations; and other corporate-related receivables. The majority of our Franchising trade and notes receivables relate to amounts due from franchisees for inventory purchases, earned royalties and other obligations. Credit is extended to franchisees based on an evaluation of each franchisee's financial condition and collateral is generally not required. Trade receivables are generally due within 30 days and are reported as amounts due from franchisees, net of an allowance for doubtful accounts. Accounts that are outstanding longer than the contractual payment terms are considered past due. Franchising determines its allowance by considering a number of factors, including the length of time receivables are past due, previous loss history, the franchisee's current ability to pay its obligation, and the condition of the general economy and the industry as a whole. Franchising writes off trade receivables that are 90 or more days past due and payments subsequently received on such receivables are credited to the allowance for doubtful accounts.

Valuation of Goodwill. We perform an assessment of goodwill for impairment at the reporting unit level annually as of October 1 or when events or circumstances indicate that impairment may have occurred. Factors which could necessitate an interim impairment assessment include a sustained decline in our stock price, prolonged negative industry or economic trends and significant underperformance relative to historical or projected future operating results.

Based on our assessment, if the fair value of the reporting unit exceeds its carrying value, then the goodwill is not deemed impaired. If the carrying value of the reporting unit exceeds fair value, goodwill is deemed impaired and the impairment is measured as the difference between the carrying value and the fair value of the respective reporting unit. As an alternative to performing a quantitative assessment to measure the fair value of the relevant unit, we may perform a qualitative assessment for impairment if we believe it is not more likely than not that the carrying value of the net assets of the reporting unit exceeds its fair value.

Our reporting units are our reportable operating segments identified in Note T to our consolidated financial statements included in this Annual Report on Form 10-K. Determining the fair value of a reporting unit is judgmental in nature and involves the use of significant estimates and assumptions that we believe are reasonable but inherently uncertain, and actual results may differ from those estimates. These estimates and assumptions include, but are not limited to, future cash flows based on revenue growth rates and operating margins, and future economic and market conditions approximated by a discount rate derived from our weighted average cost of capital. Factors that could affect our ability to achieve the expected growth rates or operating margins include, but are not limited to, the general strength of the economy and other economic conditions that affect consumer preferences and spending and factors that affect the disposable income of our current and potential customers and other factors

discussed in *"Risk Factors"* contained in Item 1A of this Annual Report on Form 10-K. Factors that could affect our weighted average cost of capital include changes in interest rates and changes in our effective tax rate.

During the period from our 2022 goodwill impairment assessment through the third quarter 2023, we periodically analyzed whether any indicators of impairment had occurred, including by comparing the estimated fair value of the Company, as determined based on our consolidated stock price, to its net book value. As the estimated fair value of the Company was higher than its net book value during each of these periods, no additional testing was deemed necessary.

We completed a qualitative assessment for impairment of goodwill as of October 1, 2023, concluding it was not more likely than not that the carrying value of the net assets of our reporting units exceeded their respective fair values.

At December 31, 2023 and 2022, the amount of goodwill allocated to the Rent-A-Center segment was $1.5 million. At December 31, 2023 and 2022, the amount of goodwill allocated to the Acima segment was $288.3 million.

Based on an assessment of our accounting policies and the underlying judgments and uncertainties affecting the application of those policies, we believe our consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flows of our company as of, and for, the periods presented in this Annual Report on Form 10-K. However, we do not suggest that other general risk factors, such as those discussed elsewhere in this report as well as changes in our growth objectives or performance of new or acquired locations, could not adversely impact our consolidated financial position, results of operations and cash flows in future periods.

Recently Issued Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*, which requires enhanced disclosures of significant segment expenses on a quarterly and annual basis and is intended to improve the transparency of reportable segment disclosures. The adoption of ASU 2023-07 will be required for us beginning January 1, 2024. We do not believe the adoption of this ASU will have a material impact on our financial statements.

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, which is intended to improve the transparency of the annual income tax disclosures by requiring specific categories in the income tax rate reconciliation and disaggregation of income taxes paid by jurisdiction. It also includes certain other amendments to improve the effectiveness of income tax disclosures. The adoption of ASU 2023-09 will be required for us beginning January 1, 2025. We do not believe the adoption of this ASU will have a material impact on our financial statements.

From time to time, new accounting pronouncements are issued by the FASB or other standards setting bodies that we adopt as of the specified effective date. Unless otherwise discussed, we believe the impact of any other recently issued standards that are not yet effective are either not applicable to us at this time or will not have a material impact on our consolidated financial statements upon adoption.

Item 7A. *Quantitative and Qualitative Disclosures about Market Risk.*

Interest Rate Sensitivity

As of December 31, 2023, we had $450 million in Notes outstanding at a fixed interest rate of 6.375%. We also had $811.1 million outstanding under the Term Loan Facility and $70.0 million outstanding under our ABL Credit Facility, each at interest rates indexed to the Term SOFR rate or the prime rate. Carrying value approximates fair value for such indebtedness.

Interest Rate Risk

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates. Our primary market risk exposure is fluctuations in interest rates. Monitoring and managing this risk is a continual process carried out by our senior management. We manage our market risk based on an ongoing assessment of trends in interest rates and economic developments, giving consideration to possible effects on both total return and reported earnings. As a result of such assessment, we may enter into swap contracts or other interest rate protection agreements from time to time to mitigate this risk.

We have outstanding debt with variable interest rates indexed to prime rate or Term SOFR rate that exposes us to the risk of increased interest costs if interest rates rise. As of December 31, 2023, we have not entered into any interest rate swap agreements. Based on our overall interest rate exposure at December 31, 2023, a hypothetical 1.0% increase or decrease in market interest rates would have the effect of causing an additional $8.8 million additional annualized pre-tax charge or credit to our Consolidated Statements of Operations.

Foreign Currency Translation

We are exposed to market risk from foreign exchange rate fluctuations of the Mexican peso to the U.S. dollar as the financial position and operating results of our stores in Mexico are translated into U.S. dollars for consolidation. Resulting translation adjustments are recorded as a separate component of stockholders' equity.

Item 8. *Financial Statements and Supplementary Data.*


INDEX TO FINANCIAL STATEMENTS


Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Upbound Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Upbound Group, Inc. and subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 27, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Merchandise Loss Reserve

Description of the Matter As described in Note A to the consolidated financial statements, the Company maintains a $84.7 million reserve for expected merchandise losses from unreturned merchandise related to delinquent rental agreements. The Company estimates this reserve based on a combination of historical write-offs and expected future losses.

Auditing the Company's merchandise loss reserve was complex due to the level of uncertainty associated with management's assumptions used to estimate the reserve. In particular, management was required to estimate the amount of merchandise not expected to be returned related to delinquent accounts. The Company estimates expected losses from delinquent accounts based on historical write-off experience, including the number of days the account is past due and expectations about future losses from delinquent accounts at the end of the year.

How We Addressed the Matter in Our Audit We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Company's process to determine the valuation of the merchandise loss reserve. This included testing controls over the Company's review of the significant inputs underlying the reserve estimate, which include those mentioned above.

To test the adequacy of the Company's merchandise loss reserve, we performed substantive audit procedures that included, among others, testing the accuracy and completeness of the underlying data used in the reserve calculations and evaluating the Company's methodology for estimating future losses. We evaluated significant assumptions, including those mentioned above, that were used in management's calculation of the merchandise loss reserve. We also tested a sample of actual charge-offs to supporting documents to validate the number of days an account is delinquent before a write-off occurs for merchandise on rent. Among our other procedures, we performed sensitivity analyses over significant assumptions to evaluate the changes in the estimated merchandise loss reserve resulting from changes in the Company's significant assumptions.

Accrual for trade receivables

Description of the Matter At December 31, 2023, the Company's accrual for trade receivables was $36.8 million, representing renewal and uncollected rental payments, adjusted for the probability of collection. As discussed in Note A to the consolidated financial statements, the Company estimates the probability of collection for renewal and uncollected rental payments based on an assessment that uses historical collection rates.

Auditing the Company's accrual for trade revenue was complex due to the level of uncertainty associated with management's assumptions used to estimate the accrual. In particular, management was required to estimate the probability of collecting renewal and uncollected rental payments from accounts that are past due. The Company estimates the probability of collection from past due accounts based on historical collection experience, including the probability of collection based on the number of days the account is past due and expectations about future collections from delinquent accounts at the end of the year.

| *How We Addressed the Matter in Our Audit* | We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Company's process to determine the accrual for trade receivables. This included testing controls over the Company's review of the significant inputs underlying the accrual estimate, which include those mentioned above. |

To test the Company's accrual for trade receivables, we performed substantive audit procedures that included, among others, testing the accuracy and completeness of the underlying data used in the calculations and evaluating the Company's methodology for estimating the probability of collection. We evaluated significant assumptions, including those mentioned above, that were used in management's calculation of the accrual for trade receivables. We also performed a look-back analysis to compare the Company's estimate for expected collections to the actual outcome for certain past due aging categories. Among our other procedures, we performed sensitivity analyses over significant assumptions to evaluate the changes in the estimated accrual for trade receivables resulting from changes in the Company's significant assumptions.

Self-Insurance Liabilities

Description of the Matter

As described in Note A to the consolidated financial statements, the Company recorded liabilities totaling $71.6 million associated with its self-insured retentions for workers' compensation, general liability and vehicle liability insurance (collectively, the self-insurance liabilities). The self-insurance liabilities are established by obtaining forecasts for the ultimate expected losses and estimating amounts needed to pay losses within the self-insured retentions.

Auditing the Company's self-insurance liabilities is complex and required us to use our actuarial specialists due to the significant measurement uncertainty associated with the estimates, management's application of judgment, and the use of various actuarial methods. The Company's analyses of the self-insurance liabilities consider a variety of factors, including the actuarial loss forecasts, company-specific development factors, general industry loss development factors and third-party claim administrator loss estimates of individual claims. The self-insurance liabilities are sensitive to changes in these factors.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of the Company's controls over the self-insurance liabilities processes. For example, we tested controls over the factors mentioned above that management used in the calculations and the completeness and accuracy of the data underlying the ultimate expected losses.

To evaluate the reserve for self-insurance liabilities, we performed audit procedures that included, among others, testing the completeness and accuracy of the underlying claims data provided to management's actuarial specialist. Additionally, we involved our actuarial specialists to assist in our evaluation of the key factors mentioned above and the methodologies applied by management's specialist to establish the actuarially determined ultimate expected losses and develop a range for ultimate expected loss estimates based on independently developed assumptions, which we compared to the Company's recorded reserves for self-insurance liabilities.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2019.

Dallas, Texas
February 27, 2024

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Upbound Group, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Upbound Group, Inc. and subsidiaries' internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Upbound Group, Inc. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2023 and the related notes and our report dated February 27, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP
Dallas, Texas

February 27, 2024

**MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL
OVER FINANCIAL REPORTING**

Management of the Company, including the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended. The Company's internal control system was designed to provide reasonable assurance to management and the Company's Board of Directors regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

All internal control systems, no matter how well designed, have inherent limitations. A system of internal control may become inadequate over time because of changes in conditions, or deterioration in the degree of compliance with the policies or procedures. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2023, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control - Integrated Framework (2013)*.

Based on this assessment, management has concluded that, as of December 31, 2023, the Company's internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles based on such criteria.

Ernst & Young LLP, the Company's independent registered public accounting firm, has issued an audit report on the effectiveness of the Company's internal control over financial reporting, which is included elsewhere in this Annual Report on Form 10-K.

UPBOUND GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)		Year Ended December 31,				
		2023		2022		2021
Revenues						
Store						
Rentals and fees	$	3,261,678	$	3,375,453	$	3,522,453
Merchandise sales		541,766		675,288		829,222
Installment sales		63,630		72,328		73,585
Other		5,869		4,975		4,148
Total store revenues		3,872,943		4,128,044		4,429,408
Franchise						
Merchandise sales		95,054		91,350		126,856
Royalty income and fees		24,416		25,998		27,187
Total revenues		3,992,413		4,245,392		4,583,451
Cost of revenues						
Store						
Cost of rentals and fees		1,199,161		1,268,809		1,260,434
Cost of merchandise sold		652,894		779,789		935,765
Cost of installment sales		22,997		25,547		25,637
Total cost of store revenues		1,875,052		2,074,145		2,221,836
Franchise cost of merchandise sold		95,103		91,715		126,603
Total cost of revenues		1,970,155		2,165,860		2,348,439
Gross profit		2,022,258		2,079,532		2,235,012
Operating expenses						
Store expenses						
Labor		613,538		634,341		644,763
Other store expenses		775,919		821,821		770,073
General and administrative expenses		201,706		186,470		194,894
Depreciation, amortization and write-down of intangibles		51,321		53,079		54,830
Other charges		216,909		235,283		289,913
Total operating expenses		1,859,393		1,930,994		1,954,473
Operating profit		162,865		148,538		280,539
Debt refinancing charges		—		—		15,582
Interest expense		113,418		87,708		70,874
Interest income		(3,420)		(641)		(221)
Earnings before income taxes		52,867		61,471		194,304
Income tax expense		58,046		49,114		59,364
Net (loss) earnings	$	(5,179)	$	12,357	$	134,940
Basic (loss) earnings per common share	$	(0.09)	$	0.23	$	2.37
Diluted (loss) earnings per common share	$	(0.09)	$	0.21	$	2.02
Cash dividends declared per common share	$	1.39	$	1.36	$	1.27

See accompanying notes to consolidated financial statements.

UPBOUND GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		Year Ended December 31,				
(in thousands)		**2023**		**2022**		**2021**
Net (loss) earnings	$	(5,179)	$	12,357	$	134,940
Other comprehensive income (loss):						
Foreign currency translation adjustments, net of tax of $1,665, $464, and $(259) for 2023, 2022, and 2021, respectively		6,263		1,745		(975)
Total other comprehensive income (loss)		6,263		1,745		(975)
Comprehensive income	$	1,084	$	14,102	$	133,965

See accompanying notes to consolidated financial statements.

UPBOUND GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

		December 31,		
(in thousands, except share and par value data)		**2023**		**2022**
ASSETS				
Cash and cash equivalents	$	93,705	$	144,141
Receivables, net of allowance for doubtful accounts of $14,254 and $13,214 in 2023 and 2022, respectively		111,005		111,865
Prepaid expenses and other assets		50,259		46,070
Rental merchandise, net				
On rent		1,109,896		989,869
Held for rent		124,167		134,959
Merchandise held for installment sale		6,398		6,988
Property assets, net of accumulated depreciation of $611,120 and $576,675 in 2023 and 2022, respectively		273,118		295,371
Operating lease right-of-use assets		289,702		302,311
Deferred tax asset		72,032		82,886
Goodwill		289,750		289,750
Other intangible assets, net		301,398		359,409
Total assets	$	2,721,430	$	2,763,619
LIABILITIES				
Accounts payable — trade	$	177,249	$	155,449
Accrued liabilities		322,905		320,624
Operating lease liabilities		293,435		305,556
Deferred tax liability		60,842		87,986
Senior debt, net		866,707		930,902
Senior notes, net		439,920		437,956
Total liabilities		2,161,058		2,238,473
STOCKHOLDERS' EQUITY				
Common stock, $0.01 par value; 250,000,000 shares authorized; 125,415,059 and 125,028,169 shares issued in 2023 and 2022, respectively		1,100		1,080
Additional paid-in capital		1,459,709		1,298,094
Retained earnings		994,892		1,077,189
Treasury stock at cost, 71,060,928 and 69,354,651 shares in 2023 and 2022, respectively		(1,890,966)		(1,840,591)
Accumulated other comprehensive loss		(4,363)		(10,626)
Total stockholders' equity		560,372		525,146
Total liabilities and stockholders' equity	$	2,721,430	$	2,763,619

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(in thousands)	Common Stock		Additional Paid-In Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive (Loss) Income	Total
	Shares	Amount					
Balance at January 1, 2021	112,181	$ 1,105	$ 886,902	$ 1,091,010	$ (1,375,541)	$ (11,396)	$ 592,080
Net earnings	—	—	—	134,940	—	—	134,940
Other comprehensive loss	—	—	—	—	—	(975)	(975)
Purchase of treasury stock	—	(79)	—	—	(390,033)	—	(390,112)
Exercise of stock options	477	4	12,050	—	—	—	12,054
Vesting of restricted share units	960	8	(8)	—	—	—	—
Tax effect of stock awards vested and options exercised	—	—	(20,903)	—	—	—	(20,903)
Stock-based compensation	—	—	147,554	—	—	—	147,554
Dividends declared	—	—	—	(82,303)	—	—	(82,303)
Acima acquisition	10,780	27	120,914	—	—	—	120,941
Balance at December 31, 2021	124,398	$ 1,065	$ 1,146,509	$ 1,143,647	$ (1,765,574)	$ (12,371)	$ 513,276
Net earnings	—	—	—	12,357	—	—	12,357
Other comprehensive income	—	—	—	—	—	1,745	1,745
Purchase of treasury stock	—	(35)	—	—	(75,017)	—	(75,052)
Exercise of stock options	110	1	1,785	—	—	—	1,786
Vesting of restricted share units	520	49	(49)	—	—	—	—
Tax effect of stock awards vested and options exercised	—	—	(9,509)	—	—	—	(9,509)
Stock-based compensation	—	—	159,358	—	—	—	159,358
Dividends declared	—	—	—	(78,815)	—	—	(78,815)
Balance at December 31, 2022	125,028	$ 1,080	$ 1,298,094	$ 1,077,189	$ (1,840,591)	$ (10,626)	$ 525,146
Net loss	—	—	—	(5,179)	—	—	(5,179)
Other comprehensive income	—	—	—	—	—	6,263	6,263
Purchase of treasury stock	—	(17)	—	—	(50,375)	—	(50,392)
Exercise of stock options	138	1	2,385	—	—	—	2,386
Vesting of restricted share units	249	36	(36)	—	—	—	—
Tax effect of stock awards vested and options exercised	—	—	(2,850)	—	—	—	(2,850)
Stock-based compensation	—	—	162,116	—	—	—	162,116
Dividends declared	—	—	—	(77,118)	—	—	(77,118)
Balance at December 31, 2023	125,415	$ 1,100	$ 1,459,709	$ 994,892	$ (1,890,966)	$ (4,363)	$ 560,372

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year Ended December 31,				
(in thousands)		**2023**		**2022**		**2021**
Cash flows from operating activities						
Net (loss) earnings	$	(5,179)	$	12,357	$	134,940
Adjustments to reconcile net (loss) earnings to net cash provided by operating activities						
Depreciation of rental merchandise		1,160,579		1,229,136		1,216,735
Bad debt expense		25,869		24,658		14,397
Stock-based compensation expense		162,116		159,358		147,554
Depreciation of property assets		75,450		67,981		67,091
Loss on sale or disposal of property assets		568		6,080		353
Amortization of intangibles		58,022		65,890		102,742
Amortization of financing fees		6,374		6,409		6,008
Write-off of debt financing fees		—		—		9,926
Deferred income taxes		(17,944)		(41,209)		48,315
Changes in operating assets and liabilities, net of effects of acquisitions						
Rental merchandise		(1,272,043)		(1,047,687)		(1,273,734)
Receivables		(25,009)		(10,145)		(25,516)
Prepaid expenses and other assets		(4,188)		17,398		(12,766)
Operating lease right-of-use assets and lease liabilities		487		(1,952)		2,712
Accounts payable — trade		21,800		19,783		(66,419)
Accrued liabilities		13,388		(39,597)		19,960
Net cash provided by operating activities		200,290		468,460		392,298
Cash flows from investing activities						
Purchase of property assets		(53,402)		(61,387)		(62,450)
Proceeds from sale of assets		2,484		52		4
Acquisitions of businesses		(39)		(995)		(1,273,528)
Net cash used in investing activities		(50,957)		(62,330)		(1,335,974)
Cash flows from financing activities						
Share repurchases		(50,000)		(75,052)		(390,112)
Exercise of stock options		2,386		1,786		12,054
Shares withheld for payment of employee tax withholdings		(2,850)		(9,509)		(20,903)
Debt issuance costs		—		—		(47,622)
Proceeds from debt		70,000		90,000		1,780,000
Repayments of debt		(138,604)		(298,750)		(369,063)
Dividends paid		(83,056)		(79,188)		(71,505)
Net cash (used in) provided by financing activities		(202,124)		(370,713)		892,849
Effect of exchange rate changes on cash		2,355		391		(289)
Net (decrease) increase in cash and cash equivalents		(50,436)		35,808		(51,116)
Cash and cash equivalents at beginning of year		144,141		108,333		159,449
Cash and cash equivalents at end of year	$	93,705	$	144,141	$	108,333
Supplemental cash flow information:						
Cash paid during the year for:						
Interest	$	106,161	$	71,195	$	51,071
Income taxes (excludes $20,714, $725, and $1,571 of income taxes refunded in 2023, 2022, and 2021, respectively)	$	89,241	$	72,307	$	19,340

See accompanying notes to consolidated financial statements.

Note A — Nature of Operations and Summary of Accounting Policies

A summary of the significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows:

Principles of Consolidation and Nature of Operations

The financial statements included herein include the accounts of Upbound Group, Inc., and its direct and indirect subsidiaries. All intercompany accounts and transactions have been eliminated. Unless the context indicates otherwise, references to "Upbound Group, Inc." refer only to Upbound Group, Inc., the parent, and references to the "Company," "we," "us" and "our" refer to the consolidated business operations of Upbound Group, Inc. and any or all of its direct and indirect subsidiaries. We report four operating segments: Rent-A-Center, Acima, Mexico and Franchising.

Our Rent-A-Center segment consists of company-owned lease-to-own stores in the United States and Puerto Rico that lease household durable goods to customers on a lease-to-own basis. We also offer merchandise on an installment sales basis in certain of our stores under the names "Get It Now" and "Home Choice." Our Rent-A-Center segment operates through our company-owned stores and e-commerce platform through rentacenter.com. At December 31, 2023, we operated 1,839 company-owned stores nationwide and in Puerto Rico, including 52 retail installment sales stores.

Our Acima segment, which primarily operates in the United States and Puerto Rico, includes the operations of Acima Holdings and certain locations previously operating under our Acceptance Now brand, generally offers consumers, who do not qualify for traditional financing, the lease-to-own transaction through staffed or unstaffed kiosks located within third-party retailer's locations, or other virtual options. In virtual locations, customers, either directly or with the assistance of a representative of the third-party retailer, initiate the lease-to-own transaction online in the retailers' locations using our virtual solutions.

Our Mexico segment consists of our company-owned lease-to-own stores in Mexico that lease household durable goods to customers on a lease-to-own basis. At December 31, 2023, we operated 131 stores in Mexico.

Rent-A-Center Franchising International, Inc., an indirect wholly-owned subsidiary of Upbound Group, Inc., is a franchisor of lease-to-own stores. At December 31, 2023, Franchising had 440 franchised stores operating in 30 states. Our Franchising segment's primary source of revenue is the sale of rental merchandise to its franchisees, who in turn offer the merchandise to the general public for rent or purchase under a lease-to-own transaction. The balance of our Franchising segment's revenue is generated primarily from royalties based on franchisees' monthly gross revenues.

Rental Merchandise

Rental merchandise is carried at cost, net of accumulated depreciation. Depreciation for merchandise in Rent-A-Center, certain Acima locations previously operating under our Acceptance Now brand, and Mexico stores is depreciated using the income forecasting method, which is intended to match as closely as practicable the recognition of depreciation expense with the consumption of the rental merchandise, and assumes no salvage value. The consumption of rental merchandise occurs during periods of rental and directly coincides with the receipt of rental revenue over the rental purchase agreement period. Under the income forecasting method, merchandise held for rent is not depreciated and merchandise on rent is depreciated in the proportion of rents received to total rents provided in the lease contract, which is an activity-based method similar to the units of production method. Lease merchandise under Acima Holdings is depreciated over the lease term using a straight-line depreciation method. Depreciation under the straight-line method is recognized each period over the term of the lease-to-own contract irrespective of receipt of revenue payments from the customer. In addition, we depreciate merchandise that is held for rent for at least 180 consecutive days using the straight-line method over a period generally not to exceed 18 months. Smartphones are depreciated over an 18-month straight-line basis beginning with the earlier of on rent or 90 consecutive days held for rent.

Rental merchandise that is damaged and inoperable is expensed when such impairment occurs. If a customer does not return the merchandise or make payment, the remaining book value of the rental merchandise associated with delinquent accounts is generally charged off on or before the 90th day following the time the account became past due in the Rent-A-Center and Mexico segments, on or before the 120th day in our Acima segment and during the month following the 150th day in certain Acima locations formerly operating under the Acceptance Now brand. Minor repairs made to rental merchandise are expensed at the time of the repair. In addition, we maintain a reserve for these expected losses, which estimates the merchandise losses incurred but not yet identified by management as of the end of the accounting period based on a combination of historical write-offs and expected future losses. As of December 31, 2023 and 2022, the reserve for merchandise losses was $84.7 million and $93.6 million, respectively. Expenses related to merchandise losses, damaged merchandise, or merchandise repairs are recorded

to other store expenses in our Consolidated Statements of Operations and were $313.8 million, $375.2 million, and $331.9 million for the years ended December 31, 2023, 2022, and 2021, respectively.

Cash Equivalents

Cash equivalents include all highly liquid investments with an original maturity of three months or less, in addition to in-transit customer payments. We maintain cash and cash equivalents at several financial institutions, which at times may not be federally insured or may exceed federally insured limits. We have not experienced any losses in such accounts and believe we are not exposed to any significant credit risks on such accounts.

Revenues

Rental merchandise is leased to customers pursuant to lease-to-own agreements which provide for weekly, bi-weekly, semi-monthly or monthly terms with non-refundable lease payments. The customer has the right to acquire title of the merchandise either through an early purchase option or through payment of all required lease renewals. Rental revenue and fees are recognized over the lease term and merchandise sales revenue is recognized when the customer exercises the purchase option and pays the cash price due. Cash received prior to the period in which it should be recognized is deferred and recognized according to the lease term. Revenue is accrued for uncollected amounts due based on historical collection experience. However, the total potential amount of the lease-to-own agreement is not accrued because the customer can elect not to renew the lease-to-own agreement at any time and, in that case would not owe future lease payments.

Revenues from the sale of merchandise in our retail installment stores are recognized when the installment note is signed, the customer has taken possession of the merchandise and collectability is reasonably assured.

Franchise revenues from the sale of rental merchandise are recognized upon shipment of the merchandise to the franchisee. Franchise royalty income and fee revenue is recognized upon completion of substantially all services and satisfaction of all material conditions required under the terms of the franchise agreement. Initial franchise fees charged to franchisees for new or converted franchise stores are recognized on a straight-line basis over the term of the franchise agreement.

Receivables and Allowance for Doubtful Accounts

The installment sales receivable associated with the sale of merchandise at our Get It Now and Home Choice stores generally consists of the sales price of the merchandise purchased and any additional fees for services the customer has chosen, less the customer's down payment. No interest is accrued and interest income is recognized each time a customer makes a payment, generally on a monthly basis.

We have established an allowance for doubtful accounts for our installment notes receivable. Our policy for determining the allowance is primarily based on historical loss experience, as well as the results of management's review and analysis of the payment and collection of the installment notes receivable within the previous year. We believe our allowance is adequate to absorb all expected losses. Our policy is to charge off installment notes receivable that are 120 days or more past due. Charge-offs are applied as a reduction to the allowance for doubtful accounts and any recoveries of previously charged off balances are recognized as contra-bad debt expense in our Consolidated Statement of Operations.

Our trade and notes receivables consist of amounts due from our lease-to-own customers for lease renewal payments and past due uncollected lease payments, adjusted for the probability of collection based on our assessment of historical collection rates and length of time the receivable is past due; amounts owed from our franchisees for inventory purchases, earned royalties and other obligations; and other corporate related receivables. The majority of our Franchising trade and notes receivables relate to amounts due from franchisees for inventory purchases, earned royalties and other obligations. Credit is extended to franchisees based on an evaluation of each franchisee's financial condition and collateral is generally not required. Trade receivables are generally due within 30 days and are reported as amounts due from franchisees, net of an allowance for doubtful accounts. Accounts that are outstanding longer than the contractual payment terms are considered past due. Franchising determines its allowance by considering a number of factors, including the length of time receivables are past due, previous loss history, the franchisee's current ability to pay its obligation, and the condition of the general economy and the industry as a whole. Franchising writes off trade receivables that are 90 or more days past due and payments subsequently received on such receivables are recognized as contra-bad debt expense in our Consolidated Statement of Operations.

Property Assets and Related Depreciation

Furniture, equipment and vehicles are stated at cost less accumulated depreciation. Depreciation is provided over the estimated useful lives of the respective assets (generally 5 years) on the straight-line method. Leasehold improvements are amortized over the useful life of the asset or the initial term of the applicable leases on the straight-line method, whichever is shorter.

We have incurred costs to develop computer software for internal use. We capitalize the costs incurred during the application development stage, which includes designing the software configuration and interfaces, coding, installation, and testing. Costs incurred during the preliminary stages along with post-implementation stages of internally developed software are expensed as incurred. Internally developed software costs, once placed in service, are amortized over various periods up to 10 years.

We incur repair and maintenance expenses on our vehicles and equipment. These amounts are recognized when incurred, unless such repairs significantly extend the life of the asset, in which case we amortize the cost of the repairs for the remaining useful life of the asset utilizing the straight-line method.

Goodwill and Other Intangible Assets

We record goodwill when the consideration paid for an acquisition exceeds the fair value of the identifiable net tangible and identifiable intangible assets acquired. Goodwill is not subject to amortization but must be periodically evaluated for impairment for each reporting unit. Impairment occurs when the carrying value of goodwill is not recoverable from future cash flows. We perform an assessment of goodwill for impairment at the reporting unit level annually as of October 1 or when events or circumstances indicate that impairment may have occurred.

Our reporting units are our reportable operating segments. Factors which could necessitate an interim impairment assessment include a sustained decline in our stock price, prolonged negative industry or economic trends and significant underperformance relative to historical or projected future operating results.

Based on our assessment, if the fair value of the reporting unit exceeds its carrying value, then the goodwill is not deemed impaired. If the carrying value of the reporting unit exceeds fair value, goodwill is deemed impaired and the impairment is measured as the difference between the carrying value and the fair value of the respective reporting unit. We determine the fair value of each reporting unit using methodologies which include the present value of estimated future cash flows. The analysis is based upon available information regarding expected future cash flows and discount rates. Discount rates are generally based upon our weighted average cost of capital.

As an alternative to performing a quantitative assessment to measure the fair value of the reporting unit, the Company may perform a qualitative assessment for impairment if it believes it is not more likely than not that the carrying value of the net assets of the reporting unit exceeds its fair value.

At December 31, 2023, the amount of goodwill attributable to the Rent-A-Center and Acima segments was approximately $1.5 million and $288.3 million, respectively. We currently do not have goodwill balances attributable to our Mexico or Franchising segments.

Acquired intangible assets are recorded at their estimated fair value as of the date of acquisition and generally include customer relationships, merchant relationships, non-compete agreements and trade names. Customer relationships are generally amortized over a 21-month period, excluding relationships with existing lessees acquired from Acima Holdings which were being amortized over 12 months. Non-compete agreements are amortized over the contractual life of the agreements, merchant relationships are amortized over a 7 to 15 year period, and trade names and other intangible assets are amortized over the estimated life of the asset. Intangible assets are amortized using methods that we believe reflect the pattern in which the economic benefits of the related asset are consumed unless such pattern cannot be reliably determined, in which case we amortize using a straight-line method.

Accounting for Impairment of Long-Lived Assets

We evaluate all long-lived assets, including intangible assets, excluding goodwill, for impairment whenever events or changes in circumstances indicate that the carrying amounts of the related assets may not be recoverable by the undiscounted net cash flows they will generate. Impairment is recognized when the carrying amounts of such assets exceed their fair value. We determine the fair value of our long-lived assets using methodologies which include the present value of estimated future cash flows of the asset, or related fair market values for similar assets.

Self-Insurance Liabilities

We have self-insured retentions with respect to losses under our workers' compensation, general liability, vehicle liability and health insurance programs. We establish reserves for our liabilities associated with these losses by obtaining forecasts for the ultimate expected losses and estimating amounts needed to pay losses within our self-insured retentions. We make assumptions on our liabilities within our self-insured retentions using actuarial loss forecasts, company-specific development factors, general industry loss development factors, and third-party claim administrator loss estimates which are based on known facts surrounding individual claims. These assumptions incorporate expected increases in health care costs. Periodically, we

reevaluate our estimate of liability within our self-insured retentions. At that time, we evaluate the adequacy of our reserves by comparing amounts reserved on our balance sheet for anticipated losses to our updated actuarial loss forecasts and third-party claim administrator loss estimates, and make adjustments to our reserves as needed.

Foreign Currency Translation

The functional currency of our foreign operations is the applicable local currency. Assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the current rate of exchange on the last day of the reporting period. Revenues and expenses are generally translated at a daily exchange rate and equity transactions are translated using the actual rate on the day of the transaction.

Other Comprehensive Income (Loss)

Other comprehensive income (loss) is comprised exclusively of our foreign currency translation adjustment.

Income Taxes

We record deferred taxes for temporary differences between the tax and financial reporting bases of assets and liabilities at the enacted tax rate expected to be in effect when those temporary differences are expected to be recovered or settled. Income tax accounting requires management to make estimates and apply judgments to events that will be recognized in one period under rules that apply to financial reporting in a different period in our tax returns. In particular, judgment is required when estimating the value of future tax deductions, tax credits and net operating loss carryforwards (NOLs), as represented by deferred tax assets. We evaluate the recoverability of these future tax deductions and credits by assessing the future expected taxable income from all sources, including reversal of taxable temporary differences, forecasted operating earnings and available tax planning strategies. These sources of income rely heavily on estimates. We use our historical experience and our short- and long-range business forecasts to provide insight and assist us in determining recoverability. When it is determined the recovery of all or a portion of a deferred tax asset is not likely, a valuation allowance is established. We include NOLs in the calculation of deferred tax assets. NOLs are utilized to the extent allowable due to the provisions of the Internal Revenue Code of 1986, as amended, and relevant state statutes.

We recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon the ultimate settlement with the relevant tax authority. A number of years may elapse before a particular matter, for which we have recorded a liability, is audited and effectively settled. We review our tax positions quarterly and adjust our liability for unrecognized tax benefits in the period in which we determine the issue is effectively settled with the tax authorities, the statute of limitations expires for the relevant taxing authority to examine the tax position, or when more information becomes available. We classify accrued interest and penalties related to unrecognized tax benefits as interest expense and general & administrative expense, respectively.

Sales Taxes

We apply the net basis for sales taxes imposed on our goods and services in our Consolidated Statements of Operations. We are required by the applicable governmental authorities to collect and remit sales taxes. Accordingly, such amounts are charged to the customer, collected and remitted directly to the appropriate jurisdictional entity.

(Loss) Earnings Per Common Share

Basic (loss) earnings per common share are based upon the weighted average number of common shares outstanding during each period presented. Diluted (loss) earnings per common share are based upon the weighted average number of common shares outstanding during the period, plus, if dilutive, the assumed exercise of stock options and vesting of stock awards at the beginning of the year, or for the period outstanding during the year for current year issuances.

Advertising Costs

Costs incurred for producing and communicating advertising are expensed when incurred. Advertising expense was $63.1 million, $53.6 million, and $73.9 million, for the years ended December 31, 2023, 2022, and 2021, respectively. Advertising expense is net of vendor allowances of $21.7 million, $20.0 million, and $21.6 million for the years ended December 31, 2023, 2022, and 2021, respectively.

Stock-Based Compensation

We maintain long-term incentive plans for the benefit of certain employees and directors, which are described more fully in Note O. We recognize share-based payment awards to our employees and directors at the estimated fair value on the grant date. Determining the fair value of any share-based award requires information about several variables that include, but are not limited to, expected stock volatility over the term of the award, expected dividend yields, and the risk free interest rate. We base the expected term on historical exercise and post-vesting employment-termination experience, and expected volatility on historical realized volatility trends. In addition, all stock-based compensation expense is recorded net of an estimated forfeiture rate. The forfeiture rate is based upon historical activity and is analyzed at least annually as actual forfeitures occur. Compensation costs are recognized net of estimated forfeitures over the requisite service period on a straight-line basis. We issue new shares to settle stock awards. Stock options are valued using a Black-Scholes pricing model. Time-vesting restricted stock units are valued using the closing price on the Nasdaq Global Select Market on the day before the grant date. Performance-based restricted stock units will vest in accordance with a total shareholder return formula, and are valued by a third-party valuation firm using Monte Carlo simulations.

Reclassifications

Certain reclassifications may be made to the reported amounts for prior periods to conform to the current period presentation. These reclassifications have no impact on net earnings or earnings per share in any period. There were no reclassifications of reported amounts for prior periods included in the financial statements of our Annual Report on Form 10-K for the year ended December 31, 2023.

Use of Estimates

In preparing financial statements in conformity with U.S. generally accepted accounting principles, we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent losses and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. In applying accounting principles, we must often make individual estimates and assumptions regarding expected outcomes or uncertainties. Our estimates, judgments and assumptions are continually evaluated based on available information and experience. However, uncertainties, including those related to recent macroeconomic trends or other factors, may affect certain estimates and assumptions inherent in the financial reporting process, which may impact reported amounts of assets and liabilities in future periods and cause actual results to differ from those estimates.

Newly Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the FASB or other standards setting bodies that we adopt as of the specified effective date. As of December 31, 2023, we believe the impact of any recently issued standards that are not yet effective are either not applicable to us at this time, or will not have a material impact on our consolidated financial statements upon adoption.

Note B — Acquisitions

Acima Acquisition

On February 17, 2021, we completed the acquisition of Acima Holdings, LLC ("Acima Holdings"). Acima Holdings is a leading platform offering customers virtual lease-to-own solutions at the point-of-sale via web and mobile technology.

In accordance with the agreement and plan of merger entered into in connections with the transaction (the "Merger Agreement"), we issued to the former owners of Acima Holdings an aggregate of 10,779,923 shares of our common stock (the "Aggregate Stock Consideration") and paid to them aggregate cash consideration of $1.3 billion (the "Aggregate Cash Consideration"). In accordance with the terms of the Merger Agreement, the portion of the Aggregate Stock Consideration issued to employee former owners of Acima Holdings, was subject to restricted stock agreements providing vesting conditions over a 36-month period that began upon closing of the transaction. Following the full vesting of the portion of the Aggregate Stock Consideration issued to employee former owners of Acima Holdings on February 17, 2024, all shares of common stock received by employee former owners of Acima Holdings in the transaction have now become transferable. The portion of the Aggregate Stock Consideration issued to nonemployee former owners of Acima Holdings were previously subject to the terms of an 18-month lockup agreement, which expired on August 17, 2022. Following the expiration of the lock-up agreement, all shares of our common stock received by non-employee former owners in the transaction have now become transferable. We entered into a Registration Rights Agreement at the closing of the transaction pursuant to which certain former owners of

Acima are entitled to registration rights in respect of the portion of the Aggregate Stock Consideration received by them in the transaction.

The aggregate purchase price calculated in accordance with accounting standards under U.S. GAAP was approximately $1.4 billion, including the Aggregate Cash Consideration, and the 2,683,328 shares of the Aggregate Stock Consideration issued to non-employee former owners of Acima Holdings, valued at $51.14 per share, as of the closing date and discounted for lack of marketability on account of the transfer restrictions described above. The Aggregate Cash Consideration for the acquisition was financed with a combination of cash on hand, borrowings under our ABL Credit Facility and proceeds from issuances under our Term Loan Facility, as defined in Note K, in addition to proceeds from the issuance of new unsecured senior notes. See Note K and Note L for additional information.

The aggregate purchase price excludes the remaining 8,096,595 shares of the Aggregate Stock Consideration issued to employee former owners of Acima Holdings. Such shares were valued at $414.1 million, based on the per share price of $51.14 as of the date of closing. These shares are instead being recognized as stock-based compensation expense subject to ASC Topic 718, "Stock-based Compensation", over the required vesting period, and recorded to Other charges in our Consolidated Statements of Operations.

Assets acquired and liabilities assumed in connection with the acquisition have been recorded at their fair values. The following table provides the estimated fair values of the identifiable assets acquired and liabilities assumed as of the acquisition date:

(in thousands)	**February 17, 2021**	
Aggregate cash consideration	$	1,273,263
Aggregate stock consideration, subject to lockup agreements		120,929
Total Purchase price	$	1,394,192
ASSETS ACQUIRED		
Receivables, net[1]	$	25,255
Prepaid expenses and other assets		700
Rental merchandise		
On rent		340,575
Property assets		171,455
Operating lease right-of-use assets		9,136
Deferred income taxes		28,559
Goodwill		219,530
Other intangible assets		520,000
Total assets acquired	$	1,315,210
LIABILITIES ASSUMED		
Accounts payable - trade		16,023
Accrued liabilities		11,716
Operating lease liabilities		9,689
Deferred income taxes		(116,410)
Total liabilities assumed		(78,982)
Total equity value	$	1,394,192

[1] Includes gross contractual receivables of $61.6 million related to merchandise lease contracts, of which $34.7 million were estimated to be uncollectible.

Carrying value for assets and liabilities assumed as part of the acquisition, including receivables, prepaid expenses and other assets, accounts payable and accrued liabilities were recorded as fair value, as of the date of acquisition, due to the short term nature of these balances. Operating lease right-of-use assets and liabilities were recorded as the discounted value of future obligations in accordance with ASC Topic 842, "Leases". The fair value measurements for acquired intangible assets and developed technology were primarily based on significant unobservable inputs (Level 3) developed using company-specific information. Certain fair values were determined based on an independent valuation of the net assets acquired, including

$340.6 million of rental merchandise and $520 million of identifiable intangible assets with an estimated weighted average useful life of 8 years, as follows:

Asset Class	Estimated Fair Value (in thousands)	Estimated Remaining Useful Life (in years)
Merchant relationships	$ 380,000	10
Relationship with existing lessees	60,000	1
Trade name	40,000	7
Non-compete agreements	40,000	3

Developed technology, included in Property assets, net, in line with our accounting policies, was also acquired with a value of $170.0 million and an estimated remaining useful life of 10 years. The fair value for these intangible and property assets were estimated using common industry valuation methods for similar asset types, based primarily on cost inputs and projected cash flows.

In addition, we recorded goodwill of $219.5 million in our Acima operating segment, which consists of the excess of the net purchase price over the fair value of the net assets acquired. Goodwill represents expected cost and revenue synergies and other benefits expected to result within our retail partner business from the acquisition of Acima Holdings. The total value of goodwill for tax purposes differs from recorded goodwill as a result of the Aggregate Stock Consideration subject to restricted stock agreements, differences in value assigned to other purchased assets, and acquisition-related expenses. Tax goodwill will be amortized over 15 years.

Acima Holdings' results of operations are reflected in our Consolidated Statements of Operations from the date of acquisition.

Subsequent to the date of acquisition, we recorded certain adjustments to the purchase price allocation within the measurement period. Total cumulative measurement period adjustments resulted in a decrease to goodwill of approximately $(22.2) million. The purchase price allocation for the Acima Holdings acquisition was complete as of December 31, 2021.

In connection with this acquisition, we incurred approximately $23.9 million in acquisition-related expenses including expenses related to legal, professional, and banking transaction fees, which are treated as an addition to goodwill for tax purposes. These costs were included in Other charges in our Consolidated Statements of Operations.

The following unaudited pro forma combined results of operations present our financial results as if the acquisition of Acima had been completed on January 1, 2021. These unaudited pro forma results may not necessarily reflect the actual results of operations that would have been achieved, nor are they necessarily indicative of future results of operations. The unaudited pro forma information reflects the step-up and step-down depreciation and amortization adjustments for the fair value of the assets acquired, adjustments to stock compensation expense as a result of Aggregate Stock Consideration subject to restricted stock awards, the adjustments in interest expense due to the elimination of historical debt and placement of the new debt, and the related adjustments to the income tax provision. In addition, the pro forma net income has been adjusted to include transaction expenses and other non-recurring costs as of January 1, 2021. The unaudited pro forma financial information is as follows:

(in thousands)	Year Ended December 31, 2021
	(unaudited)
Pro Forma total revenues	$ 4,778,055
Pro Forma net earnings[1]	178,103

[1] Total pro forma adjustments to net earnings represented an increase of $16.0 million for the year ended December 31, 2021.

The amounts of revenue and earnings of Acima Holdings included in our Consolidated Statements of Operations as of December 31, 2021 from the acquisition date of February 17, 2021 are as follows:

(in thousands)	February 17, 2021 - December 31, 2021
	audited
Total revenues	$ 1,495,746
Net earnings[1]	119,183

[1] Net Earnings includes amortization of intangible assets acquired upon closing of the Acima Holdings acquisition.

Other Acquisitions

The following table provides information concerning other store acquisitions completed during the years ended December 31, 2023, 2022 and 2021.

	Year Ended December 31,		
(Dollar amounts in thousands)	**2023**	**2022**	**2021**
Number of stores acquired remaining open	—	1	1
Number of stores acquired that were merged with existing stores	1	4	—
Number of transactions	1	5	1
Total purchase price	$ 39	$ 995	$ 278
Amounts allocated to:			
Customer relationships	11	141	30
Rental merchandise	28	854	248

Operating results of the acquired stores and accounts have been included in the financial statements since their date of acquisition.

Note C — Revenues

The following tables disaggregate our revenue:

	Year Ended December 31, 2023				
(in thousands)	**Rent-A-Center**	**Acima**	**Mexico**	**Franchising**	**Consolidated**
Store					
Rentals and fees	$ 1,676,238	$ 1,515,189	$ 70,251	$ —	$ 3,261,678
Merchandise sales	122,915	415,306	3,545	—	541,766
Installment sales	63,630	—	—	—	63,630
Other	1,340	830	829	2,870	5,869
Total store revenues	1,864,123	1,931,325	74,625	2,870	3,872,943
Franchise					
Merchandise sales	—	—	—	95,054	95,054
Royalty income and fees	—	—	—	24,416	24,416
Total revenues	$ 1,864,123	$ 1,931,325	$ 74,625	$ 122,340	$ 3,992,413

	Year Ended December 31, 2022				
(in thousands)	**Rent-A-Center**	**Acima**	**Mexico**	**Franchising**	**Consolidated**
Store					
Rentals and fees	$ 1,724,541	$ 1,589,708	$ 61,204	$ —	$ 3,375,453
Merchandise sales	151,745	520,077	3,466	—	675,288
Installment sales	72,328	—	—	—	72,328
Other	1,250	535	210	2,980	4,975
Total store revenues	1,949,864	2,110,320	64,880	2,980	4,128,044
Franchise					
Merchandise sales	—	—	—	91,350	91,350
Royalty income and fees	—	—	—	25,998	25,998
Total revenues	$ 1,949,864	$ 2,110,320	$ 64,880	$ 120,328	$ 4,245,392

	Year Ended December 31, 2021				
(in thousands)	**Rent-A-Center**	**Acima**	**Mexico**	**Franchising**	**Consolidated**
Store					
Rentals and fees	$ 1,762,847	$ 1,701,532	$ 58,074	$ —	$ 3,522,453
Merchandise sales	199,781	626,166	3,275	—	829,222
Installment sales	73,585	—	—	—	73,585
Other	1,636	391	54	2,067	4,148
Total store revenues	2,037,849	2,328,089	61,403	2,067	4,429,408
Franchise					
Merchandise sales	—	—	—	126,856	126,856
Royalty income and fees	—	—	—	27,187	27,187
Total revenues	$ 2,037,849	$ 2,328,089	$ 61,403	$ 156,110	$ 4,583,451

Lease Purchase Agreements

Rent-A-Center, Acima, and Mexico

Rentals and Fees. Rental merchandise is leased to customers pursuant to lease-to-own agreements, which provide for weekly, bi-weekly, semi-monthly or monthly terms with non-refundable lease payments. At the expiration of each lease term, customers may renew the lease-to-own agreement for the next lease term. The customer has the right to acquire title of the merchandise either through an early purchase option or through payment of all required lease renewal terms. Customers can terminate the lease-to-own agreement and return the product at the end of any lease term without penalty. Therefore, lease-to-own agreements are accounted for as operating leases.

Lease payments received at our Rent-A-Center stores, certain Acima locations formerly operating under the Acceptance Now brand, and Mexico stores must be prepaid in advance of the next lease renewal term. Under the Acima Holdings business model, revenues may be earned prior to the lease payment due date, in which case revenue is accrued prior to receipt of the lease payment, net of estimated returns and uncollectible renewal payments. Under both models, rental revenue is recognized over the lease term. See Note D for additional information regarding accrued lease revenue.

Cash received for rental payments, including fees, prior to the period in which it should be recognized, is deferred and recognized according to the lease term. At December 31, 2023 and 2022, we had $68.6 million and $71.2 million, respectively, in deferred revenue included in accrued liabilities related to our lease-to-own agreements. Revenue related to various payment, reinstatement or late fees is recognized when paid by the customer at the point service is provided. Rental merchandise in our Rent-A-Center stores, certain Acima locations formerly operating under the Acceptance Now brand, and Mexico stores is depreciated using the income forecasting method and recognized in cost of rentals and fees in our Consolidated Statements of Operations over the lease term. Lease merchandise under Acima Holdings is depreciated over the lease term using a straight-line depreciation method. Under the income forecasting method, the consumption of lease merchandise occurs during periods of rental and depreciation directly coincides with the receipt of rental revenue over the lease-to-own contract period. Depreciation under the straight-line method is recognized each period over the term of the lease-to-own contract irrespective of receipt of revenue payments from the customer.

We also offer additional optional product plans along with our lease-to-own agreements which provide customers with liability protection against significant damage or loss of a product, and club membership benefits, including various discount programs and product service and replacement benefits in the event merchandise is damaged or lost, and payment benefits in the event eligible customers become unemployed. Customers renew product plans in conjunction with their lease term renewals, and can cancel the plans at any time. Revenue for product plans is recognized over the term of the plan. Costs incurred related to product plans are primarily recognized in cost of sales.

Revenue from contracts with customers

Rent-A-Center, Acima, and Mexico

Merchandise Sales. Merchandise sales include payments received for the exercise of the early purchase options offered through our lease-to-own agreements or merchandise sold through point-of-sale transactions. Revenue for merchandise sales is recognized when payment is received and ownership of the merchandise passes to the customer. The remaining net value of merchandise sold is recorded to cost of sales at the time of the transaction.

Installment Sales. Revenue from the sale of merchandise in our retail installment stores is recognized when the installment note is signed and control of the merchandise has passed to the customer. The cost of merchandise sold through installment agreements is recognized in cost of sales at the time of the transaction. We offer extended service plans with our installment agreements which are administered by third-parties and provide customers with product service maintenance beyond the term of the installment agreement. Payments received for extended service plans are deferred and recognized, net of related costs, when the installment payment plan is complete and the service plan goes into effect. Customers can cancel extended service plans at any time during the installment agreement period and receive a refund for payments previously made towards the plan. At December 31, 2023 and 2022, we had $1.1 million and $2.0 million, respectively, in deferred revenue included in accrued liabilities related to extended service plans.

Other. Other revenue consists of revenue generated by other miscellaneous product plans offered to our rental and installment customers. Revenue for other product plans is recognized in accordance with the terms of the applicable plan agreement.

Franchising

Merchandise Sales. Revenue from the sale of rental merchandise is recognized upon shipment of the merchandise to the franchisee.

Royalty Income and Fees. Franchise royalties, including franchisee contributions to corporate advertising funds, represent sales-based royalties calculated as a percentage of gross rental payments and sales. Royalty revenue is accrued and recognized as rental payments and merchandise sales occur. Franchise fees are initial fees charged to franchisees for new or converted franchise stores. Franchise fee revenue is recognized on a straight-line basis over the term of the franchise agreement. At December 31, 2023 and 2022, we had $3.0 million and $3.4 million, respectively, in deferred revenue included in accrued liabilities related to franchise fees.

Note D — Receivables and Allowance for Doubtful Accounts

Installment sales receivables consist primarily of receivables due from customers for the sale of merchandise in our retail installment stores. Installment sales receivables associated with the sale of merchandise at our Get It Now and Home Choice stores generally consist of the sales price of the merchandise purchased and any additional fees for services the customer has chosen, less the customer's down payment. No interest is accrued and interest income is recognized each time a customer makes a payment, generally on a monthly basis. Interest paid on installment agreements for the years ended December 31, 2023, 2022 and 2021 was $11.4 million, $12.1 million, and $12.2 million, respectively.

Trade and notes receivables consist of amounts due from our lease-to-own customers for lease renewal payments and past due uncollected lease payments, adjusted for the probability of collection based on our assessment of historical collection rates and length of time the receivable is past due; amounts owed from our franchisees for inventory purchases, earned royalties and other obligations; and other corporate related receivables. Credit is extended to franchisees based on an evaluation of each franchisee's financial condition and collateral is generally not required. Trade receivables are generally due within 30 days.

Receivables consist of the following:

(in thousands)	December 31,	
	2023	**2022**
Installment sales receivable	$ 62,901	$ 69,550
Trade and notes receivables[1]	62,358	55,529
Total receivables	125,259	125,079
Less allowance for doubtful accounts[2]	(14,254)	(13,214)
Total receivables, net of allowance for doubtful accounts	$ 111,005	$ 111,865

[1] Trade and notes receivables includes accrued revenue, adjusted for the probability of collection, related to our lease-to-own agreements of $36.8 million and $28.7 million at December 31, 2023 and 2022.

[2] Lease receivables are accrued on a net basis, adjusted for the probability of collection based on our assessment of historical collection rates, as described above. Therefore, we do not maintain a separate allowance for doubtful accounts related to our lease receivables.

We have established an allowance for doubtful accounts for our installment notes receivable. Our policy for determining the allowance is primarily based on historical loss experience, as well as the results of management's review and analysis of the payment and collection of the installment notes receivable within the previous year. We believe our allowance is adequate to absorb all expected losses. Our policy is to charge off installment notes receivable that are 120 days or more past due. Charge-offs are applied as a reduction to the allowance for doubtful accounts and any recoveries of previously charged off balances are applied as an increase to the allowance for doubtful accounts.

The allowance for our Franchising trade and notes receivables is determined by considering a number of factors, including the length of time receivables are past due, previous loss history, the franchisee's current ability to pay its obligation, and the condition of the general economy and the industry as a whole. Trade receivables that are more than 90 days past due are either written-off or fully reserved in our allowance for doubtful accounts. Payments subsequently received on such receivables are credited to the allowance for doubtful accounts.

The allowance for doubtful accounts related to Franchising trade and notes receivables was $1.2 million at both December 31, 2023 and 2022, and the allowance for doubtful accounts related to installment sales receivables was $13.0 million and $12.0 million at December 31, 2023 and 2022, respectively.

Changes in our allowance for doubtful accounts are as follows:

	Year Ended December 31,		
(in thousands)	**2023**	**2022**	**2021**
Beginning allowance for doubtful accounts	$ 13,214	$ 8,479	$ 8,047
Estimated uncollectible payments and returns[1]	25,869	24,658	14,397
Accounts written off, net of recoveries	(24,829)	(19,923)	(13,965)
Ending allowance for doubtful accounts	$ 14,254	$ 13,214	$ 8,479

[1] Uncollectible installment payments, franchisee obligations, and other corporate receivables are recognized in other store operating expenses in our consolidated financial statements.

Note E — Rental Merchandise

	December 31,	
(in thousands)	**2023**	**2022**
On rent		
Cost	$ 1,762,458	$ 1,629,394
Less accumulated depreciation	(652,562)	(639,525)
Net book value, on rent	$ 1,109,896	$ 989,869
Held for rent		
Cost	$ 146,024	$ 159,399
Less accumulated depreciation	(21,857)	(24,440)
Net book value, held for rent	$ 124,167	$ 134,959

Note F — Property Assets

	December 31,	
(in thousands)	**2023**	**2022**
Software	$ 481,347	$ 479,714
Building and leasehold improvements	214,498	207,613
Furniture and equipment	151,844	158,843
Transportation equipment	1,179	752
Construction in progress	35,370	25,124
Total property assets	884,238	872,046
Less accumulated depreciation	(611,120)	(576,675)
Total property assets, net of accumulated depreciation	$ 273,118	$ 295,371

We had $30.0 million and $19.8 million of capitalized software costs included in construction in progress at December 31, 2023 and 2022, respectively. For the years ended December 31, 2023, 2022, and 2021, we placed in service internally developed software of approximately $15.9 million, $20.5 million, and $12.3 million, respectively.

Note G — Leases

We lease space for all of our Rent-A-Center and Mexico stores under operating leases expiring at various times through 2034. In addition, we lease space for certain support facilities under operating leases expiring at various times through 2032. Most of our store leases are five years leases and contain renewal options for additional periods ranging from three years to five years at

rental rates adjusted according to agreed upon formulas. We evaluate all leases to determine if it is likely that we will exercise future renewal options and in most cases we are not reasonably certain of exercise due to competing market rental rates and lack of significant penalty, or business disruption incurred by not exercising the renewal options.

In certain situations involving the sale of a Rent-A-Center corporate store to a franchisee, we enter into a lease assignment agreement with the buyer, but we remain the primary obligor under the original lease for the remaining active term. These assignments are therefore classified as subleases and the original lease is included in our operating lease right-of-use assets and operating lease liabilities in our Consolidated Balance Sheets.

We lease vehicles for all of our Rent-A-Center stores under operating leases with lease terms expiring twelve months after the start date of the lease. We classify these leases as short-term and have elected the short-term lease exemption for our vehicle leases, and have therefore excluded them from our operating lease right-of-use assets within our Consolidated Balance Sheets. We also lease vehicles for all of our Mexico stores which have terms expiring at various times through 2027 with rental rates adjusted periodically for inflation. Finally, we have a minimal number of equipment leases, primarily related to temporary storage containers and certain back office technology hardware assets.

In our calculation of operating lease right-of-use assets and operating lease liabilities we have elected not to separate the lease and non-lease components. Furthermore, operating lease right-of-use assets and operating lease liabilities are discounted using our incremental borrowing rate, since the implicit rate is not readily determinable. We do not currently have any financing leases.

Operating lease costs are recorded on a straight-line basis within other store expenses in our Consolidated Statements of Operations.

Total operating lease costs by expense type:

(in thousands)	Year Ended		
	December 31, 2023	December 31, 2022	December 31, 2021
Operating lease cost included in other store expenses[1][2]	$ 124,593	$ 124,376	$ 129,217
Operating lease cost included in general and administrative expenses[2]	5,725	6,297	6,320
Operating lease cost included in other charges	—	303	302
Sublease receipts	(3,913)	(7,128)	(11,806)
Total operating lease charges	$ 126,405	$ 123,848	$ 124,033

[1] Includes short-term lease costs, which are not significant.
[2] Excludes variable lease costs of $37.7 million, $36.2 million and $33.7 million for the years ended December 31, 2023, 2022 and 2021 respectively.

Supplemental cash flow information related to leases:

(in thousands)	Year Ended		
	December 31, 2023	December 31, 2022	December 31, 2021
Cash paid for amounts included in measurement of operating lease liabilities	$ 105,438	$ 104,281	$ 107,588
Cash paid for short-term operating leases not included in operating lease liabilities	19,306	18,639	17,266
Right-of-use assets obtained in exchange for new operating lease liabilities	68,707	99,952	100,779

Weighted-average discount rate and weighted-average remaining lease term:

	December 31, 2023	December 31, 2022	December 31, 2021
Weighted-average discount rate[1]	7.8 %	7.0 %	6.0 %
Weighted-average remaining lease term (in years)	4	4	4

[1] January 1, 2019 incremental borrowing rate was used for leases in existence at the time of adoption of ASU 2016-02.

Reconciliation of undiscounted operating lease liabilities to the present value operating lease liabilities at December 31, 2023:

(in thousands)		Operating Leases
2024	$	107,276
2025		92,161
2026		66,931
2027		45,140
2028		23,229
Thereafter		32,564
Total undiscounted operating lease liabilities		367,301
Less: Interest		(73,866)
Total present value of operating lease liabilities	$	293,435

Note H — Goodwill and Other Intangible Assets

Goodwill

In the fourth quarter of 2023, we completed a qualitative assessment for impairment of goodwill as of October 1, 2023, concluding it was not more likely than not that the carrying value of the net assets of our reporting units exceeded their respective fair values. Therefore, no impairment of goodwill existed as of December 31, 2023.

At December 31, 2023 and 2022, the amount of goodwill attributable to the Rent-A-Center segment was approximately $1.5 million. At December 31, 2023 and 2022, the amount of goodwill attributable to the Acima segment was approximately $288.3 million.

A summary of the changes in recorded goodwill follows:

	Year Ended December 31,			
(in thousands)		2023		2022
Beginning goodwill balance	$	289,750	$	289,750
Additions from acquisitions		—		—
Ending goodwill balance	$	289,750	$	289,750

Other Intangible Assets

Amortizable intangible assets consist of the following:

		December 31, 2023		December 31, 2022	
(Dollar amounts in thousands)	Avg. Life (years)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Customer relationships	2	$ 140,191	$ 140,165	$ 140,180	$ 140,080
Merchant relationships	10	389,760	113,740	389,760	74,850
Trade name	7	40,000	16,394	40,000	10,680
Non-compete agreements	3	46,719	44,973	46,719	31,640
Total other intangible assets		$ 616,670	$ 315,272	$ 616,659	$ 257,250

Aggregate amortization expense (in thousands):

Year Ended December 31, 2023	$	58,022
Year Ended December 31, 2022	$	65,890
Year Ended December 31, 2021	$	102,742

Estimated amortization expense, assuming current intangible balances and no new acquisitions, for each of the years ending December 31, is as follows:

(in thousands)	Estimated Amortization Expense
2024	$ 46,378
2025	44,604
2026	44,604
2027	44,604
2028	39,638
Thereafter	81,570
Total amortization expense	$ 301,398

Note I — Accrued Liabilities

	December 31,	
(in thousands)	2023	2022
Accrued insurance costs	$ 77,318	$ 87,298
Deferred revenue	72,605	73,953
Accrued compensation	39,419	22,880
Taxes other than income	27,672	32,519
Accrued interest payable	25,137	24,309
Accrued dividends	21,491	27,428
Income taxes payable	15,767	8,034
Accrued legal settlement	8,750	7,650
Deferred compensation	8,488	8,025
Accrued other	26,258	28,528
Total Accrued liabilities	$ 322,905	$ 320,624

Note J — Income Taxes

For financial statement purposes, earnings before income taxes by source was comprised of the following:

	Year Ended December 31,		
(in thousands)	2023	2022	2021
Domestic	$ 38,375	$ 43,977	$ 176,042
Foreign	14,492	17,494	18,262
Earnings before income taxes	$ 52,867	$ 61,471	$ 194,304

A reconciliation of the federal statutory rate of 21% to the effective rate follows:

	Year Ended December 31,		
	2023	**2022**	**2021**
Tax at statutory rate	21.0 %	21.0 %	21.0 %
Stock compensation	57.1 %	53.4 %	11.6 %
State income taxes	16.5 %	13.4 %	7.4 %
Effect of foreign operations	19.5 %	6.6 %	2.0 %
Effect of current year credits	(9.9)%	(13.2)%	(2.4)%
Change in unrecognized tax benefits	(6.9)%	0.1 %	(2.8)%
Other permanent differences	1.7 %	0.9 %	0.3 %
Prior year return to provision adjustments	0.3 %	1.7 %	(0.2)%
Valuation allowance	11.4 %	(3.0)%	(7.1)%
Other, net	(0.9)%	(1.0)%	0.8 %
Effective income tax rate	109.8 %	79.9 %	30.6 %

The components of income tax expense (benefit) are as follows:

	Year Ended December 31,		
(in thousands)	**2023**	**2022**	**2021**
Current expense (benefit)			
Federal	$ 58,480	$ 62,878	$ (7,398)
State	9,644	21,473	15,106
Foreign	4,385	4,570	3,690
Total current	72,509	88,921	11,398
Deferred (benefit) expense			
Federal	(28,084)	(25,923)	56,716
State	1,316	(13,321)	(1,205)
Foreign	12,305	(563)	(7,545)
Total deferred	(14,463)	(39,807)	47,966
Total income tax expense	$ 58,046	$ 49,114	$ 59,364

Deferred tax assets (liabilities) consist of the following:

	December 31,	
(in thousands)	**2023**	**2022**
Deferred tax assets		
Net operating loss carryforwards	$ 20,852	$ 27,059
Accrued liabilities	64,410	55,527
Intangible assets	143,386	155,238
Lease obligations	79,645	81,412
Other assets	4,082	8,804
Foreign tax credit carryforwards	856	2,991
Total deferred tax assets	313,231	331,031
Valuation allowance	(9,340)	(3,158)
Deferred tax assets, net	303,891	327,873
Deferred tax liabilities		
Rental merchandise	(212,137)	(236,381)
Property assets	(2,089)	(16,415)
Lease assets	(77,825)	(79,725)
Other liabilities	(650)	(452)
Total deferred tax liabilities	(292,701)	(332,973)
Net deferred taxes	$ 11,190	$ (5,100)

As of each reporting date, our management considers new evidence, both positive and negative, that could impact management's view with regard to future realization of deferred tax assets. At December 31, 2023, we had net operating loss carryforwards of approximately $163 million for state, none for federal and $41 million for foreign jurisdictions.

After review of the evidence generated during the year, we have determined that a valuation allowance is required against Mexico net operating losses due to the forecasted expiration of net operating losses. A valuation allowance is also required related to certain tax credits. State net operating losses were also partially offset by a valuation allowance. We also had federal, state and foreign tax credit carryforwards of approximately $3.9 million of which a portion has been offset by a valuation allowance. The net operating losses and credits will expire in various years between 2024 and 2042.

We file income tax returns in the U.S. and multiple foreign jurisdictions with varying statutes of limitations. In the normal course of business, we are subject to examination by various taxing authorities. We are currently under examination by certain state revenue authorities for the fiscal years 2013 through 2020. The following is a summary of all tax years that are open to examination.

- U.S. Federal - 2020 and forward
- U.S. States - 2013 and forward
- Foreign - 2018 and forward

We do not anticipate that adjustments as a result of these audits, if any, will have a material impact to our Consolidated Statements of Operations, Consolidated Balance Sheets, and statement of cash flows or earnings per share.

A reconciliation of the beginning and ending amount of unrecognized tax benefits follows:

		Year Ended December 31,				
(in thousands)		**2023**		**2022**		**2021**
Beginning unrecognized tax benefit balance	$	5,100	$	6,536	$	22,184
Additions based on tax positions related to current year		97		14		461
Reductions based on tax positions related to current year		—		(488)		—
Additions for tax positions of prior years		759		21		4,119
Reductions for tax positions of prior years		(4,735)		(983)		(3,006)
Settlements		—		—		(17,222)
Ending unrecognized tax benefit balance	$	1,221	$	5,100	$	6,536

Included in the balance of unrecognized tax benefits at December 31, 2023, is $0.9 million, net of federal benefit, which, if ultimately recognized, will affect our annual effective tax rate.

During the year ended December 31, 2023, we recorded interest expense of $3.1 million for remaining uncertain tax positions, partially offset by $1.0 million of interest income primarily related to the reversal of the accrual of interest for matters settled during the year in our favor, both of which are excluded from the reconciliation of unrecognized tax benefits presented above.

Note K— Senior Debt

On February 17, 2021, we entered into a credit agreement with JPMorgan Chase Bank, N.A., as administrative agent, and lenders party thereto, providing for a seven-year $875 million senior secured term loan facility (the "Term Loan Facility") and an Asset Based Loan Credit Facility (the "ABL Credit Facility") providing for a five-year asset-based revolving credit facility with commitments of $550 million and a letter of credit sublimit of $150 million. Commitments under the ABL Credit Facility may be increased, at our option and under certain conditions, by up to an additional $125 million in the aggregate.

Proceeds from the Term Loan Facility were net of original issue discount of $4.4 million upon issuance from the lenders. In addition, in connection with the closing of the Term Loan Facility and the ABL Credit Facility, we incurred approximately $30.2 million in debt issuance costs, including bank financing fees and third-party legal and other professional fees, of which $25.3 million was capitalized in accordance with ASC Topic 470, "Debt" and recorded as a reduction of our outstanding senior debt, net in our Consolidated Balance Sheets. Remaining debt issuance costs incurred of $4.9 million were expensed and recorded to Other charges in our Consolidated Statements of Operations.

On September 21, 2021 we entered into a First Amendment to the Term Loan Facility, effective as of September 21, 2021. The amendment effected a repricing of the applicable margin under the Term Loan Facility by reducing the LIBOR floor by 25 basis points from 0.75% to 0.50%, and the applicable margin, with respect to any initial term loans, by 75 basis points from 4.00% to 3.25%.

In connection with the execution of the First Amendment, we incurred approximately $1.5 million in debt issuance costs, including third-party arrangement and other professional fees, of which approximately $1.4 million were expensed as debt refinance charges in our Consolidated Statements of Operations, and approximately $0.1 million were capitalized and recorded as a reduction to our outstanding senior debt in our Consolidated Balance Sheets.

In connection with the execution of the First Amendment, and in accordance with ASC Topic 470, "Debt", we recorded approximately $5.4 million in write-offs of unamortized debt issuance costs and original issue discount previously capitalized upon the issuance of the Term Loan Facility on February 17, 2021.

On August 10, 2022, we entered into a First Amendment to the ABL Credit Facility, effective as of August 10, 2022. The amendment effected the replacement of LIBOR with Term Secured Overnight Financing Rate ("Term SOFR") as the benchmark rate of interest thereunder.

On June 15, 2023, we entered into a Second Amendment to the Term Loan Facility, effective as of June 15, 2023. The amendment effected the replacement of LIBOR with Term SOFR as the benchmark rate of interest.

In connection with the First Amendment to the ABL Credit Facility and the Second Amendment to the Term Loan Facility described above, we have elected optional expedients available under ASC Topic 848 "Reference Rate Reform," which classifies contract amendments for the transition of LIBOR as events that do not require accounting reassessments as a contract modification.

As of December 31, 2023, the total remaining balances of unamortized debt issuance costs and original issue discount related to our senior debt reported in the Consolidated Balance Sheets were approximately $12.5 million and $1.9 million, respectively. Remaining unamortized debt issuance costs and original issue discount will be amortized to interest expense over the remaining term of the Term Loan Facility.

We had $70.0 million outstanding borrowings under our ABL Credit Facility at December 31, 2023 and borrowing capacity of $429.6 million, net of issued letters of credit of approximately $50.4 million. The amount outstanding under the Term Loan Facility was $811.1 million at December 31, 2023.

The senior debt facilities as of December 31, 2023 and 2022 are as follows:

(in thousands)	Facility Maturity	December 31, 2023			December 31, 2022		
		Maximum Facility	Amount Outstanding	Amount Available	Maximum Facility	Amount Outstanding	Amount Available
Senior Debt:							
ABL Credit Facility[1]	February 17, 2026	$ 550,000	$ 70,000	$ 429,571	$ 550,000	$ 90,000	$ 395,621
Term Loan Facility	February 17, 2028	875,000	811,083	—	875,000	859,688	—
Total		$1,425,000	881,083	$ 429,571	$1,425,000	949,688	$ 395,621
Unamortized debt issuance costs			(14,376)			(18,786)	
Total senior debt, net			$ 866,707			$ 930,902	

[1] Borrowing availability is net of issued letters of credit of approximately $50.4 million and $64.4 million for the years ended December 31, 2023 and 2022, respectively

ABL Credit Agreement

The ABL Credit Facility will mature on February 17, 2026. We may borrow only up to the lesser of the level of the then-current borrowing base and the aggregate amount of commitments under the ABL Credit Facility. The borrowing base is tied to the amount of eligible installment sales accounts, inventory and eligible lease contracts, reduced by certain reserves.

The ABL Credit Facility bears interest at a fluctuating rate determined by reference to an adjusted Term SOFR rate plus an applicable margin of 1.50% to 2.00%. The total interest rate on the ABL Credit Facility at December 31, 2023 was 7.52%. A commitment fee equal to 0.250% to 0.375% of the unused portion of the ABL Credit Facility fluctuates dependent upon average utilization for the prior month as defined by a pricing grid included in the governing documents of the ABL Credit Facility. The commitment fee at December 31, 2023 was 0.375%. We paid $3.1 million of commitment fees during the year ended December 31, 2023.

Loans under the ABL Credit Facility may be borrowed, repaid and re-borrowed until February 17, 2026, at which time all amounts borrowed must be repaid. The obligations under the ABL Credit Facility are guaranteed by us and certain of our material wholly owned domestic restricted subsidiaries, subject to certain exceptions. The obligations under the ABL Credit Facility and such guarantees are secured on a first-priority basis by all of our and our subsidiary guarantors' accounts, inventory, deposit accounts, securities accounts, cash and cash equivalents, rental agreements, general intangibles (other than equity interests in our subsidiaries), chattel paper, instruments, documents, letter of credit rights, commercial tort claims related to the foregoing and other related assets and all proceeds thereof related to the foregoing, subject to permitted liens and certain exceptions (such assets, collectively, the "ABL Priority Collateral") and a second-priority basis in substantially all other present and future tangible and intangible personal property of ours and the subsidiary guarantors, subject to certain exceptions.

The ABL Credit Facility contains covenants that are usual and customary for similar facilities and transactions and that, among other things, restrict our ability and our restricted subsidiaries to create certain liens and enter into certain sale and lease-back transactions; create, assume, incur or guarantee certain indebtedness; consolidate or merge with, or convey, transfer or lease all or substantially all of our and our restricted subsidiaries' assets, to another person; pay dividends or make other distributions on, or repurchase or redeem, our capital stock or certain other debt; and make other restricted payments.

The ABL Credit Facility also requires the maintenance of a consolidated fixed charge coverage ratio of at least 1.10 to 1.00 at the end of each fiscal quarter only in the event either (i) certain specified events of default have occurred and are continuing or (ii) availability is less than or equal to the greater of $56.25 million and 15% of the line cap then in effect. These covenants are subject to a number of limitations and exceptions set forth in the governing documents of the ABL Credit Facility. The fixed charge coverage ratio as of December 31, 2023 exceeded 1.10 to 1.00.

The governing documents of the ABL Credit Facility provides for customary events of default, including, but not limited to, failure to pay principal and interest, failure to comply with covenants, agreements or conditions, and certain events of bankruptcy or insolvency involving us and our significant subsidiaries. As of December 31, 2023, we were in compliance with all requirements and conditions set forth in our ABL Credit Facility governing documents.

Term Loan Credit Agreement

The Term Loan Facility, which matures on February 17, 2028, amortizes in equal quarterly installments at a rate of 1.00% per annum of the original principal amount thereof, with the remaining balance due at final maturity. Subject in each case to certain restrictions and conditions, we may add up to $500 million of incremental term loan facilities to the Term Loan Facility or utilize incremental capacity under the Term Loan Facility at any time by issuing or incurring incremental equivalent term debt.

Interest on borrowings under the Term Loan Facility is payable at a fluctuating rate of interest determined by reference to an adjusted Term SOFR rate plus an applicable margin of 3.25%, subject to a 0.50% Term SOFR floor. The total interest rate on the Term Loan Facility was 9.12% at December 31, 2023.

The Term Loan Facility is secured by a first-priority security interest in substantially all of our present and future tangible and intangible personal property, including our subsidiary guarantors, other than the ABL Priority Collateral (as defined below), and by a second-priority security interest in the ABL Priority Collateral, subject to certain exceptions. The obligations under the Term Loan Facility are guaranteed by us and our material wholly-owned domestic restricted subsidiaries that also guarantee the ABL Credit Facility.

The Term Loan Facility contains covenants that are usual and customary for similar facilities and transactions and that, among other things, restrict our ability and our restricted subsidiaries' ability to create certain liens and enter into certain sale and lease-back transactions; create, assume, incur or guarantee certain indebtedness; consolidate or merge with, or convey, transfer or lease all or substantially all of our and our restricted subsidiaries' assets, to another person; pay dividends or make other distributions on, or repurchase or redeem, our capital stock or certain other debt; and make other restricted payments. The Term Loan Facility also includes mandatory prepayment requirements related to asset sales (subject to reinvestment), debt incurrence (other than permitted debt) and excess cash flow, subject to certain limitations described therein. These covenants are subject to a number of limitations and exceptions set forth in the governing documents of the Term Loan.

In the event our Consolidated Secured Leverage Ratio (as such term is defined in the Term Loan Facility credit agreement) exceeds 1:1, we are required to prepay the loans under the Term Loan Facility by a percentage of annual excess cash flow, as more fully described in the Term Loan Facility credit agreement. We made mandatory excess cash flow prepayments of approximately $42.6 million, including $0.6 million in accrued interest, in March 2023, relating to results for the year ended December 31, 2022.

The Term Loan provides for customary events of default, including, but not limited to, failure to pay principal and interest, failure to comply with covenants, agreements or conditions, and certain events of bankruptcy or insolvency involving us and our significant subsidiaries.

The Term Loan Facility was fully drawn at the closing of the Acima Holdings acquisition to fund a portion of the Aggregate Cash Consideration payable in the transaction, repay certain of our outstanding indebtedness and that of our subsidiaries, repay all outstanding indebtedness of Acima Holdings and its subsidiaries and pay certain fees and expenses incurred in connection with the transaction. A portion of such proceeds were used to repay $197.5 million outstanding under the prior term loan facility, dated as of August 5, 2019, among us, JPMorgan Chase Bank, N.A., as administrative agent, and the lenders party thereto (the "Prior Term Loan Facility").

The table below shows the scheduled maturity dates of our outstanding senior debt at December 31, 2023 for each of the years ending December 31:

(in thousands)	ABL Credit Facility	Term Loan Facility [1]	Total
2024	$ —	$ —	$ —
2025	—	—	—
2026	70,000	—	70,000
2027	—	—	—
2028	—	811,083	811,083
Thereafter	—	—	—
Total senior debt	$ 70,000	$ 811,083	$ 881,083

[1] Annual installment requirements were reduced by the amount of the excess cash flow payment described above, in accordance with the terms of the credit agreement governing the Term Loan Facility.

Note L — Senior Notes

On February 17, 2021, we issued $450 million in senior unsecured notes all of which are due February 15, 2029, at par value, bearing interest at 6.375% (the "Notes"), the proceeds of which were used to fund a portion of the Aggregate Cash Consideration upon closing of the Acima Holdings acquisition. Interest on the Notes is payable in arrears on February 15 and August 15 of each year. In connection with the issuance of the Notes, we incurred approximately $15.7 million in debt issuance costs, including bank financing fees and third-party legal and other professional fees, which were capitalized in accordance with ASC Topic 470, "Debt" and recorded as a reduction of our outstanding Notes in our Consolidated Balance Sheets. Debt issuance costs are amortized as interest expense over the term of the Notes. As of December 31, 2023, the total remaining balance of unamortized debt issuance costs related to our Notes reported in the Consolidated Balance Sheets was approximately $10.1 million.

We may redeem some or all of the Notes at any time for cash at the redemption prices set forth in the indenture governing the Notes, plus accrued and unpaid interest to, but not including, the redemption date. If we experience specific kinds of change in control, we will be required to offer to purchase the Notes at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest.

The Notes are our general unsecured senior obligations, and are effectively subordinated to all of our existing and future secured indebtedness to the extent of the value of the collateral securing such indebtedness, structurally subordinated to all existing and future indebtedness and other liabilities of our non-guarantor subsidiaries, equal in right of payment to all of our and our guarantor subsidiaries' existing and future senior indebtedness and senior in right of payment to all of our future subordinated indebtedness, if any. The Notes are jointly and severally guaranteed on a senior unsecured basis by certain of our domestic subsidiaries that have outstanding indebtedness or guarantee other specified indebtedness, including the ABL Credit Facility and the Term Loan Facility.

The indenture governing the Notes contains covenants that limit, among other things, our ability and the ability of some of our restricted subsidiaries to create liens, transfer or sell assets, incur indebtedness or issue certain preferred stock, pay dividends, redeem stock or make other distributions, make other restricted payments or investments, create restrictions on payment of dividends or other amounts to us by our restricted subsidiaries, merge or consolidate with other entities, engage in certain transactions with affiliates and designate our subsidiaries as unrestricted subsidiaries. These covenants are subject to a number of exceptions and qualifications. The covenants limiting restricted payments, restrictions on payment of dividends or other amounts to us by our restricted subsidiaries, the ability to incur indebtedness, asset dispositions and transactions with affiliates will be suspended if and while the Notes have investment grade ratings from any two of Standard & Poor's Ratings Services, Moody's Investors Service, Inc. and Fitch, Inc.

The indenture governing the Notes also provides for events of default, which, if any of them occurs, would permit or require the principal, premium, if any, and interest on all the then outstanding Notes to be due and payable.

Note M — Contingencies

From time to time, we, along with our subsidiaries, are party to various legal proceedings and governmental inquiries arising in the ordinary course of business. We reserve for loss contingencies that are both probable and reasonably estimable. We regularly monitor developments related to these legal proceedings, and review the adequacy of our legal reserves on a quarterly basis. We do not currently expect these losses to have a material impact on our consolidated financial statements if and when

such losses are incurred. Nevertheless, we cannot predict the impact of future developments affecting our claims and lawsuits, and any resolution of a claim or lawsuit or reserve within a particular fiscal period may materially and adversely impact our results of operations for that period. In addition, claims and lawsuits against us may seek injunctive or other relief that requires changes to our business practices or operations and it is possible that any required changes may materially and adversely impact our business, financial condition, results of operations or reputation.

Unclaimed Property. We are subject to unclaimed property audits by states in the ordinary course of business. The property subject to review in the audit process includes unclaimed wages, vendor payments and customer refunds. State escheat laws generally require entities to report and remit abandoned and unclaimed property to the state. Failure to timely report and remit the property can result in assessments that could include interest and penalties, in addition to the payment of the escheat liability itself. We routinely remit escheat payments to states and believe we are in compliance with applicable escheat laws.

Consumer Financial Protection Bureau Investigation. In December 2020, prior to the execution of the definitive agreement to acquire Acima, Acima received a Civil Investigative Demand dated October 1, 2020 (the "CID") from the CFPB requesting certain information, documents and data relating to Acima's products, services and practices for the period from January 1, 2015 to the dates on which responses to the CID are provided in full. The purpose of the CID was to determine whether Acima extends credit, offers leases, or otherwise offers or provides a consumer financial product or service and whether Acima complies with certain consumer financial protection laws. After the original CID, the CFPB issued subsequent CIDs requesting further information, documents and testimony. Acima has completed its responses to all CIDs and has been cooperating with the CFPB throughout their investigation.

On May 16, 2023, in accordance with the CFPB's Notice and Opportunity to Respond and Advise ("NORA") process, the CFPB staff notified Acima that the staff may allege that Acima violated the Consumer Financial Protection Act of 2010; the Truth in Lending Act and its implementing regulation, Regulation Z; the Electronic Fund Transfer Act and its implementing regulation, Regulation E; and the Fair Credit Reporting Act and its implementing regulation, Regulation V. The CFPB staff further stated that the CFPB's Office of Enforcement may recommend that the CFPB take legal action against Acima based on these potential allegations, and, in connection therewith, the staff may seek remedies including restitution, disgorgement, damages, injunctive relief, and civil money penalties. On June 20, 2023, Acima submitted its response to the NORA notice, in which Acima asserted that the staff's potential allegations lacked merit.

As of the date of this Annual Report on Form 10-K, we have not yet received the CFPB's response to Acima's submission in accordance with the NORA process. We are currently unable to predict the CFPB's response to the NORA process or the ultimate timing or outcome of the CFPB investigation or any legal proceedings arising therefrom.

On the terms and subject to the conditions set forth in the definitive agreement to acquire Acima, the former owners of Acima agreed to indemnify Upbound Group, Inc. for certain losses arising after the consummation of the transaction with respect to the CID. The indemnification obligations of the former owners of Acima with respect to the CID are limited to the remaining amount of an indemnity holdback which is now approximately $45 million of a $50 million initial holdback escrowed at the closing of the transaction for the CID and other matters and will be Upbound Group, Inc.'s sole recourse against the former owners of Acima with respect to all of the indemnifiable claims under the definitive transaction agreement. On May 19, 2023, in light of the above-referenced NORA notice, we submitted an indemnification claim notice pursuant to the definitive agreement to acquire Acima. As of February 27, 2024, approximately $45 million remains escrowed in respect of the CID.

There can be no assurance that the remaining escrowed amount will be sufficient to address all covered losses or that the CFPB's ongoing investigation or future exercise of its enforcement, regulatory, discretionary or other powers will not result in findings or alleged violations of consumer financial protection laws that could lead to enforcement actions, proceedings or litigation, whether by the CFPB, other state or federal agencies, or other parties, and the imposition of damages, fines, penalties, restitution, other monetary liabilities, sanctions, settlements or changes to Acima's business practices or operations that could materially and adversely affect our business, financial condition, results of operations or reputation.

Multi-state Attorneys' General Investigation. On November 1, 2021, Acima received a letter from the Nebraska Attorney General's office stating that the Attorney General of Nebraska, along with a coalition of thirty-eight state Attorneys General, initiated a multi-state investigation into the business acts and practices of Acima and that a civil investigative demand(s) and/or subpoena(s) pursuant to respective state consumer protection laws will be forthcoming. Since receiving the letter, we have held multiple discussions with officials at the lead attorneys' general offices and, based on those discussions, it is our understanding that the investigation is looking at business practices within the virtual lease-to-own industry and includes or will include multiple companies. In April 2022, we received a request for information and documents. The multi-state attorneys' general group is currently scheduled to present their findings from their investigation to Acima in March 2024. Pending that meeting,

Acima is continuing to cooperate with the investigation. We are currently unable to predict the eventual scope, timing or outcome of this matter.

New York Attorney General Investigation. The New York Attorney General (the "NYAG") issued a subpoena to our Acima subsidiary in January 2020 seeking information with respect to various business practices in connection with Acima's lease-to-own transactions. Acima received additional subpoenas from the NYAG in August 2021 and July 2023. Since receiving the subpoenas, we have cooperated with the NYAG in connection with its investigation. In March 2023, the NYAG provided Acima with an initial proposed assurance of discontinuance alleging violations of certain consumer laws, seeking injunctive relief regarding certain business practices, and seeking payment of unspecified amounts for restitution and civil penalties. Acima is currently discussing resolution of this matter with the NYAG. Absent resolution, the NYAG has indicated an intention to bring an action which is likely to allege violations of certain consumer laws, seek injunctive relief regarding certain business practices, and request restitution and civil penalties. We are currently unable to predict the ultimate timing or outcome of the NYAG investigation, the current settlement negotiations or any legal proceedings arising from this matter.

Former Massachusetts Attorney General Investigation. The Massachusetts Attorney General (the "MAG") issued a civil investigative demand in 2018 seeking information with respect to certain of our business practices, including regarding account management and certain other business practices in connection with our lease-to-own transactions. Since receiving such demand, we have cooperated with the MAG in connection with its investigation. In November 2023, the parties finalized the settlement of this matter in the form of an assurance of discontinuance that was filed with the Superior Court of the Commonwealth of Massachusetts. In the agreement and in consideration of the final resolution of this matter, we agreed to pay a total of $8.75 million to the Commonwealth of Massachusetts along with certain assurances of discontinuance, including implementing (1) certain account management requirements, with a focus on our communications with our customers in default and other account management requirements, and (2) certain compliance requirements including employee training and annual reports to the MAG for a period of time. We did not admit to any violations of law or any wrongdoing and entered into the agreement to avoid the expense, risk and distractions associated with potential protracted litigation. As of December 31, 2023, taking into consideration the assurance of discontinuance entered in November 2023, we reserved the amount of $8.75 million as a loss contingency for this matter in our consolidated financial statements. In accordance with our practices, substantially all of this loss contingency was previously accrued in prior quarterly financial statements taking into account the then current status of the settlement negotiations.

Note N — Other Charges

Acima Holdings Acquisition. As described in Note B, on February 17, 2021, we completed the acquisition of Acima Holdings, a leading provider of virtual lease-to-own solutions. Included in the aggregate consideration issued to the former owners of Acima Holdings were 8,096,595 common shares, valued at $414.1 million, subject to 36-month vesting conditions under restricted stock agreements, which will be recognized over the vesting term as stock compensation expense, in accordance with ASC Topic 718, "Stock-based Compensation". During the years ended December 31, 2023 and 2022, we recognized approximately $137.5 million and $143.2 million in stock compensation expense, respectively, related to these restricted stock agreements. See Note O for additional information.

The fair value of assets acquired as part of the transaction included $520 million in intangible assets and $170 million in developed technology. During the years ended December 31, 2023 and 2022, we recognized approximately $57.0 million and $64.9 million in amortization expense, respectively, related to acquired intangible assets. We also recognized approximately $15.9 million in incremental depreciation expense related to acquired technology assets in both the years ended December 31, 2023 and 2022.

Internally Developed Software Depreciation. During the third quarter of 2023, we completed initial development and began pilot testing a new internally developed point-of-sale system for our Rent-A-Center lease-to-own stores. We expect to fully deploy the new system across our lease-to-own store network during the first half of 2024, at which time our existing point-of-sale software will be retired. Therefore, in the third quarter of 2023, we accelerated the remaining useful lives of our existing point-of-sale software assets to align with the current deployment timeline of our new point-of-sale system, which resulted in the recognition of additional depreciation expense of $9.2 million for the year ended December 31, 2023. Subsequent to December 31, 2023 we expect to recognize additional depreciation expense of $6.1 million over the remaining life of these assets.

Activity with respect to Other charges for the years ended December 31, 2023 and 2022 is summarized in the below table:

(in thousands)	Accrued Charges at December 31, 2021		Charges & Adjustments	Payments & Adjustments	Accrued Charges at December 31, 2022		Charges & Adjustments	Payments & Adjustments	Accrued Charges at December 31, 2023
Cash:									
Acima Holdings transaction costs	$	—	$ 187	$ (187)	$	—	$ —	$ —	$ —
Labor reduction costs[1]		1,593	4,983	(4,374)		2,202	—	(2,202)	—
Other cash charges[2]		—	406	(406)		—	—	—	—
Total cash charges	$	1,593	5,576	$ (4,967)	$	2,202	—	$ (2,202)	$ —
Non-cash:									
Acima Holdings restricted stock agreements[3]			143,210				137,507		
Depreciation and amortization of acquired assets[4]			80,792				72,935		
Asset impairments[5]			6,764				—		
Accelerated software depreciation			—				9,218		
Other[6]			(1,059)				(2,751)		
Total other charges			$ 235,283				$ 216,909		

[1] Represents charges incurred and payments related to employee severance.
[2] Represents shutdown and holding expenses related to store closures.
[3] Represents stock compensation expense related to common stock issued to Acima Holdings employees under restricted stock agreements as part of the acquisition proceeds subject to vesting restrictions, as described in Note B and Note O.
[4] Represents amortization of the total fair value of acquired intangible assets and incremental depreciation related to the fair value increase over net book value of acquired software assets in connection with the acquisition of Acima Holdings as described in Note B.
[5] Asset impairments primarily represent impairment of software assets in 2022.
[6] Primarily represents interest income on tax refunds for prior years received in 2023.

Note O — Stock-Based Compensation

We maintain long-term incentive plans for the benefit of certain employees and directors. Our current and former plans consist of the 2021 Long-Term Incentive Plan (the "2021 Plan"), the 2016 Long-Term Incentive Plan (the "2016 Plan"), the 2006 Long-Term Incentive Plan (the "2006 Plan"), and the 2006 Equity Incentive Plan (the "Equity Incentive Plan"), which are collectively referred to as the "Plans." All Plans prior to the 2021 Plan were previously expired upon approval of the superseding Plan, and any shares available for grant under the respective plans were canceled at the time of expiration.

On June 8, 2021, at the 2021 Annual Meeting of Stockholders, the stockholders approved the 2021 Plan. The 2021 Plan authorizes the issuance of a total of 5,000,000 shares of common stock. Any shares of common stock granted in connection with 2021 Plan awards will be counted against this limit as one share. No shares of common stock will be deemed to have been issued if (1) such shares covered by the unexercised portion of an option that terminates, expires, or is cancelled or settled in cash or (2) such shares are forfeited or subject to awards that are forfeited, canceled, terminated or settled in cash. In any calendar year, (1) no employee will be granted options and/or stock appreciation rights for more than 800,000 shares of common stock; (2) no employee will be granted performance-based equity awards under the 2021 Plan (other than options and stock appreciation rights), covering more than 800,000 shares of common stock. On June 6, 2023, at the 2023 Annual Meeting of Stockholders, our stockholders approved an amendment to the 2021 plan (the "Amended 2021 Plan"). The Amended 2021 Plan authorized the issuance of an additional 4,287,000 shares of common stock for a total of 9,287,000 shares of common stock. Excluding the increase in shares of common stock issuable pursuant to the Amended 2021 Plan, the terms of the Amended 2021 Plan are substantially identical to those of the 2021 Plan. As of December 31, 2023 and 2022, there were 1,669,807 and 1,002,638 shares allocated to equity awards outstanding in the Amended 2021 Plan, respectively.

Under the previously expired 2016 Plan, there were 784,678 and 1,226,875 shares, respectively, allocated to equity awards outstanding as of December 31, 2023 and 2022, respectively, in the 2016 Plan. The 2016 Plan expired on June 8, 2021 upon approval of the 2021 Plan.

Under the previously expired 2006 Plan and Equity Incentive Plan (formerly known as the Rent-Way, Inc. 2006 Equity Incentive Plan) there were 27,369 and 63,156 shares as of December 31, 2023 and 2022, respectively, allocated to outstanding equity awards under the 2006 Plan, and 18,750 and 47,827 shares as of December 31, 2023 and 2022, respectively, allocated to

outstanding equity awards under the Equity Incentive Plan. The 2006 Plan and Equity Incentive Plan previously expired in 2016. Outstanding equity awards under these plans represent vested options that will expire at various times through 2026, unless exercised or canceled prior to the expiration date.

Options granted to our employees generally become exercisable over a period of 1 to 4 years from the date of grant and may be exercised up to a maximum of 10 years from the date of grant. Options granted to directors are immediately exercisable.

We grant time-vesting restricted stock units to certain employees that vest ratably over a three-year service period. We recognize expense for these awards using the straight-line method over the requisite service period based on the number of awards expected to vest. We also grant performance-based restricted stock units that vest between 0% and 200% depending on our stock performance against an index using a total shareholder return formula established at the date of grant for the subsequent three-year period. We record expense for these awards over the requisite service period, net of the expected forfeiture rate, because the employee must maintain employment to vest in the award.

Stock-based compensation expense for the years ended December 31, 2023, 2022 and 2021 is as follows:

	Year Ended December 31,		
(in thousands)	**2023**	**2022**	**2021**
Stock options	$ 900	$ 1,327	$ 2,001
Restricted share units[1]	161,216	158,031	145,553
Total stock-based compensation expense	162,116	159,358	147,554
Tax benefit recognized in the statements of earnings	5,168	3,391	4,304
Stock-based compensation expense, net of tax	$ 156,948	$ 155,967	$ 143,250

[1] Includes expense of $137.5 million, $143.2 million and $127.1 million for the years ended December 31, 2023, 2022 and 2021, respectively in stock compensation expense related to 8,096,595 common shares issued to the former owners of Acima, as part of the Aggregate Stock Consideration subject to restricted stock agreements, and recorded to Other charges in our Consolidated Statements of Operations. Shares issued as part of the Aggregate Stock Consideration for the acquisition of Acima Holdings were not issued under the authorization of the 2021 Plan or any prior approved long-term incentive plan described above. See Note B and Note N for additional information.

We issue new shares of stock to satisfy option exercises and the vesting of restricted stock units.

The fair value of unvested options that we expect to result in compensation expense was approximately $0.4 million with a weighted average number of years to vesting of 0.88 at December 31, 2023.

Information with respect to stock option activity related to the Plans for the year ended December 31, 2023 follows:

	Equity Awards Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value (in thousands)
Balance outstanding at January 1, 2023	854,339	$ 22.29		
Granted	—	—		
Exercised	(137,473)	17.36		
Forfeited	(7,831)	26.96		
Expired	(53,392)	33.49		
Balance outstanding at December 31, 2023	655,643	$ 22.36	5.15	$ 8,223
Exercisable at December 31, 2023	552,733	$ 20.75	4.89	$ 7,617

The intrinsic value of options exercised during the years ended December 31, 2023, 2022, and 2021 was $1.5 million, $1.4 million, and $14.3 million, respectively, resulting in tax benefits of $0.5 million, $0.5 million, and $5.0 million, respectively, which are reflected as an outflow from operating activities and an inflow from financing activities in the Consolidated Statements of Cash Flows.

The weighted average fair values of the options granted under the Plans were calculated using the Black-Scholes method. There were no options granted in 2023 or 2022. The weighted average grant date fair value and weighted average assumptions used in the option pricing models for 2021 are as follows:

	Year Ended December 31,
	2021
Weighted average grant date fair value	$ 14.94
Weighted average risk free interest rate	0.49 %
Weighted average expected dividend yield	2.87 %
Weighted average expected volatility	50.29 %
Weighted average expected life (in years)	4.62

Information with respect to non-vested restricted stock unit activity follows:

	Restricted Awards Outstanding	Weighted Average Grant Date Fair Value
Balance outstanding at January 1, 2023[1]	5,177,485	$ 46.63
Granted	968,045	30.05
Vested[2]	(3,742,784)	48.71
Forfeited	(193,994)	32.47
Balance outstanding at December 31, 2023[1]	2,208,752	$ 37.10

[1] Includes 3,691,328 and 363,791 outstanding shares at January 1, 2023 and December 31, 2023, respectively, related to RSA agreements issued as part of the Aggregate Stock Consideration for the acquisition of Acima Holdings, described further in Note B, which were not issued under the authorization of the 2021 Plan or any previously approved long-term incentive plan described above.

[2] Includes 3,327,537 shares vested during 2023 as part of RSA agreements issued as part of the Aggregate Stock Consideration for the acquisition of Acima Holdings, as described above.

Restricted stock units are valued using the closing price reported by the Nasdaq Global Select Market on the trading day immediately preceding the day of the grant. Unrecognized compensation expense for unvested restricted stock units at December 31, 2023, was approximately $33.4 million expected to be recognized over a weighted average period of 1.51 years.

Note P — Deferred Compensation Plan

The Deferred Compensation Plan is an unfunded, nonqualified deferred compensation plan for a select group of our key management personnel and highly compensated employees. The Deferred Compensation Plan first became available to eligible employees in July 2007, with deferral elections taking effect as of August 3, 2007.

The Deferred Compensation Plan allows participants to defer up to 50% of their base compensation and up to 100% of any bonus compensation. Participants may invest the amounts deferred in measurement funds that are the same funds offered as the investment options in their 401(k) Retirement Savings Plan (the "401(k) Plan"). We may make discretionary contributions to the Deferred Compensation Plan, which are subject to a two-year vesting schedule based on the participant's years of service with us. We are obligated to pay the deferred compensation amounts in the future in accordance with the terms of the Deferred Compensation Plan. Assets and associated liabilities of the Deferred Compensation Plan are included in prepaid and other assets and accrued liabilities in our Consolidated Balance Sheets. For the years ended December 31, 2023, 2022 and 2021, we made matching cash contributions of approximately $70 thousand, $120 thousand, and $170 thousand, respectively, which represents 50% of the employees' contributions to the Deferred Compensation Plan up to an amount not to exceed 6% of each employee's respective compensation. No other discretionary contributions were made for the years ended December 31, 2023, 2022 and 2021. The deferred compensation plan assets and liabilities were approximately $8.5 million and $8.0 million as of December 31, 2023 and 2022, respectively.

Note Q — 401(k) Plan

We sponsor a defined contribution plan under Section 401(k) of the Internal Revenue Code for certain employees who have completed at least three months of service. Employees may elect to contribute up to 50% of their eligible compensation on a pre-tax basis, subject to limitations. We may make discretionary contributions to the 401(k) Plan. Employer matching contributions are subject to a two-year vesting schedule based on the participant's years of service with us. For the years ended December 31, 2023, 2022 and 2021, we made matching cash contributions of $5.3 million, $6.0 million, and $6.4 million, respectively, which represents 50% of the employees' contributions to the 401(k) Plan up to an amount not to exceed 6% of

each employee's respective compensation. Employees are permitted to elect to purchase our common stock as part of their 401(k) Plan, up to specified limitations and in accordance with applicable law. As of December 31, 2023 and 2022, 4.6% and 3.7%, respectively, of the total plan assets consisted of our common stock.

Note R — Fair Value

We follow a three-tier fair value hierarchy, which classifies the inputs used in measuring fair values, in determining the fair value of our non-financial assets and non-financial liabilities, which consist primarily of goodwill. These tiers include: Level 1, defined as observable inputs such as quoted prices for identical instruments in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Our financial instruments include cash and cash equivalents, receivables, payables, borrowings against our ABL Credit Facility and Term Loan Facility, and outstanding Notes. The carrying amount of cash and cash equivalents, receivables and payables approximates fair value at December 31, 2023 and December 31, 2022, because of the short maturities of these instruments. In addition, the interest rates on our Term Loan Facility and ABL Credit Facility are variable and, therefore, we believe the carrying value of outstanding borrowings approximates their fair value.

The fair value of our Notes is based on Level 1 inputs and was as follows at December 31, 2023:

	December 31, 2023		
(in thousands)	**Carrying Value**	**Fair Value**	**Difference**
Senior notes	$ 450,000	$ 421,965	$ (28,035)

Note S — Stock Repurchase Plan

In early December 2021, our Board of Directors authorized a stock repurchase program for up to $500 million (the "December 2021 Program"), which superseded our previous stock repurchase program. Under the December 2021 Program, we may purchase shares of our common stock from time to time in the open market or privately negotiated transactions. We are not obligated to acquire any shares under the program, and the program may be suspended or discontinued at any time. During 2023, 2022 and 2021 we repurchased 1,706,277, 3,536,799 and 2,829,700 shares of our common stock under the December 2021 Program for an aggregate purchase price of approximately $50.0 million, $75.1 million and $140.0 million, respectively. At December 31, 2023, in accordance with Internal Revenue Code ("IRC") Section 4501, we accrued $0.4 million in excise tax payable related to the share repurchases in 2023. As of December 31, 2023, under the December 2021 Program, approximately $235.0 million remains available for repurchases. Under previous repurchase programs, 5,069,108 shares of our common stock were repurchased for an aggregate purchase price of $250.0 million during 2021.

Note T — Segment Information

The operating segments reported below are the segments for which separate financial information is available and for which segment results are evaluated by the chief operating decision makers. Our operating segments are organized based on factors including, but not limited to, type of business transactions, geographic location and store ownership. Within our operating segments, we offer merchandise for lease from certain basic product categories: such as furniture, including mattresses; tires; consumer electronics; appliances; tools; handbags; computers; smartphones; and accessories.

We report financial operating performance under four operating segments. To better reflect our current strategic focus, our retail partner business operations are reported as the Acima segment, which includes our virtual and staffed business models; and our company-owned stores and e-commerce platform through rentacenter.com are reported as the Rent-A-Center segment. In addition, we report operating results for our Mexico and Franchising segments. Reportable segments and their respective operations are defined as follows.

Our Rent-A-Center segment primarily operates lease-to-own stores in the United States and Puerto Rico whose customers enter into weekly, bi-weekly, semi-monthly or monthly rental purchase agreements, which renew automatically upon receipt of each payment. We retain the title to the merchandise during the term of the rental purchase agreement and ownership passes to the customer if the customer has continuously renewed the rental purchase agreement through the end of all required lease renewals or exercises a specified early purchase option. This segment also includes the 52 stores operating in two states that utilize a retail model which offers installment credit sales through a retail sale transaction. Segment assets include cash, receivables, rental merchandise, property assets and other intangible assets.

Our Acima segment, which primarily operates in the United States and Puerto Rico, includes the operations of Acima Holdings acquired in February 2021 and certain locations previously operating under our Acceptance Now brand, generally offers the lease-to-own transaction to consumers who do not qualify for traditional financing. The Acima segment offers the lease-to-own transaction through our virtual solutions across e-commerce, digital, and mobile channels, and through staffed and unstaffed kiosks located within such retailer's locations.

Our Mexico segment consists of our company-owned lease-to-own stores in Mexico. The nature of this segment's operations and assets are the same as our Rent-A-Center segment.

The stores in our Franchising segment use Rent-A-Center's, ColorTyme's or RimTyme's trade names, service marks, trademarks and logos, and operate under distinctive operating procedures and standards. Franchising's primary source of revenue is the sale of rental merchandise to its franchisees who, in turn, offer the merchandise to the general public for rent or purchase under a lease-to-own program. As franchisor, Franchising receives royalties of 2.0% to 6.0% of the franchisees' monthly gross revenue and initial fees for new locations. Segment assets include cash, trade receivables, property assets and intangible assets.

Segment information as of and for the years ended December 31, 2023, 2022, and 2021 is as follows:

	Year Ended December 31,		
(in thousands)	**2023**	**2022**	**2021**
Revenues			
Rent-A-Center	$ 1,864,123	$ 1,949,864	$ 2,037,849
Acima	1,931,325	2,110,320	2,328,089
Mexico	74,625	64,880	61,403
Franchising	122,340	120,328	156,110
Total revenues	$ 3,992,413	$ 4,245,392	$ 4,583,451

	Year Ended December 31,		
(in thousands)	**2023**	**2022**	**2021**
Gross profit			
Rent-A-Center	$ 1,297,705	$ 1,372,863	$ 1,433,536
Acima	644,447	632,244	728,852
Mexico	52,869	45,812	43,117
Franchising	27,237	28,613	29,507
Total gross profit	$ 2,022,258	$ 2,079,532	$ 2,235,012

	Year Ended December 31,		
(in thousands)	**2023**	**2022**	**2021**
Operating profit			
Rent-A-Center	$ 273,518	$ 334,525	448,905
Acima	235,480	151,301	176,496
Mexico	4,846	6,267	7,858
Franchising	17,087	19,124	20,321
Total segments	530,931	511,217	653,580
Corporate[1]	(368,066)	(362,679)	(373,041)
Total operating profit	$ 162,865	$ 148,538	$ 280,539

[1] Includes stock compensation expense of $137.5 million, $143.2 million and $127.1 million for the years ended December 31, 2023, 2022 and 2021, related to common stock issued to Acima Holdings employees under restricted stock agreements as part of the acquisition consideration subject to vesting restrictions as described in Note N.

(in thousands)		Year Ended December 31,				
		2023		**2022**		**2021**
Depreciation, amortization and write-down of intangibles						
Rent-A-Center	$	18,816	$	20,526	$	18,588
Acima[1]		1,661		1,928		2,122
Mexico		1,206		711		511
Franchising		146		146		93
Total segments		21,829		23,311		21,314
Corporate[2]		29,492		29,768		33,516
Total depreciation, amortization and write-down of intangibles	$	51,321	$	53,079	$	54,830

[1] Excludes amortization expense of approximately $57.0 million, $64.9 million and $101.7 million for the years ended December 31, 2023, 2022 and 2021, respectively, recorded to Other charges in the Consolidated Statements of Operations, related to intangible assets acquired upon closing of the Acima Holdings acquisition. See Note N for additional information.

[2] Excludes depreciation expense of approximately $15.9 million for both the years ended December 31, 2023 and 2022 and $13.2 million for the year ended December 31, 2021, recorded to Other charges in the Consolidated Statements of Operations, related to software acquired upon closing of the Acima Holdings acquisition and accelerated software depreciation. See Note N for additional information.

(in thousands)		Year Ended December 31,				
		2023		**2022**		**2021**
Capital expenditures						
Rent-A-Center	$	22,923	$	36,682	$	23,139
Acima		512		244		1,045
Mexico		2,153		1,590		1,032
Franchising		1		332		—
Total segments		25,589		38,848		25,216
Corporate		27,813		22,539		37,234
Total capital expenditures	$	53,402	$	61,387	$	62,450

(in thousands)		December 31,		
		2023		**2022**
On rent rental merchandise, net				
Rent-A-Center	$	478,774	$	465,095
Acima		606,912		503,795
Mexico		24,210		20,979
Total on rent rental merchandise, net	$	1,109,896	$	989,869

(in thousands)		December 31,		
		2023		**2022**
Held for rent rental merchandise, net				
Rent-A-Center	$	112,129	$	124,117
Acima		498		373
Mexico		11,540		10,469
Total held for rent rental merchandise, net	$	124,167	$	134,959

		December 31,		
(in thousands)		**2023**		**2022**
Assets by segment				
Rent-A-Center	$	1,061,107	$	1,067,875
Acima		1,221,845		1,198,879
Mexico		57,347		51,225
Franchising		18,023		18,194
Total segments		2,358,322		2,336,173
Corporate		363,108		427,446
Total assets	$	2,721,430	$	2,763,619

		December 31,		
(in thousands)		**2023**		**2022**
Assets by country				
United States	$	2,664,083	$	2,712,394
Mexico		57,347		51,225
Total assets	$	2,721,430	$	2,763,619

		Year Ended December 31,				
(in thousands)		**2023**		**2022**		**2021**
Rentals and fees by inventory category						
Furniture and accessories	$	1,179,919	$	1,323,437	$	1,542,003
Consumer electronics		486,571		482,959		435,004
Appliances		404,241		439,309		426,316
Wheels and tires		341,174		308,618		280,132
Jewelry		228,081		194,123		146,477
Computers		116,971		129,577		155,313
Smartphones		64,246		52,803		61,058
Other products and services		440,475		444,627		476,150
Total rentals and fees	$	3,261,678	$	3,375,453	$	3,522,453

		Year Ended December 31,				
(in thousands)		**2023**		**2022**		**2021**
Revenue by country						
United States	$	3,917,788	$	4,180,512	$	4,522,048
Mexico		74,625		64,880		61,403
Total revenues	$	3,992,413	$	4,245,392	$	4,583,451

Note U — (Loss) Earnings Per Common Share

Summarized basic and diluted (loss) earnings per common share were calculated as follows:

		Year Ended December 31,	
(in thousands, except per share data)	**2023**	**2022**	**2021**
Numerator:			
Net (loss) earnings	$ (5,179)	$ 12,357	$ 134,940
Denominator:			
Weighted-average shares outstanding	54,978	53,850	57,053
Effect of dilutive stock awards [1][2]	—	5,116	9,786
Weighted-average dilutive shares	54,978	58,966	66,839
Basic (loss) earnings per common share	$ (0.09)	$ 0.23	$ 2.37
Diluted (loss) earnings per common share	$ (0.09)	$ 0.21	$ 2.02
Anti-dilutive securities excluded from diluted (loss) earnings per common share:			
Anti-dilutive time-vesting restricted share units [3]	1,163	80	32
Anti-dilutive performance share units	1,292	197	107
Anti-dilutive stock options	656	448	295

[1] There was no dilutive effect to the loss per common share for the year ended December 31, 2023 due to the net loss incurred for the period.
[2] Weighted-average dilutive shares outstanding for the years ended December 31, 2022 and 2021, includes approximately 3.7 million and 7.9 million common shares, respectively, issued in connection with the acquisition of Acima Holdings and subject to vesting conditions under restricted stock agreements
[2] Anti-dilutive performance share units for the year ended December 31, 2023 includes approximately 0.4 million common shares issued in connection with the acquisition of Acima Holdings and subject to vesting conditions under restricted stock agreements.

Item 9.   *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.*

None.

Item 9A.   *Controls and Procedures.*

Disclosure Controls and Procedures

In accordance with Rule 13a-15(b) under the Securities Exchange Act of 1934, an evaluation was performed under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this Annual Report on Form 10-K. Based on this evaluation, our management, including our Chief Executive Officer and our Chief Financial Officer, concluded that, as of December 31, 2023, our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) were effective.

Management's Annual Report on Internal Control over Financial Reporting

Please refer to Management's Annual Report on Internal Control over Financial Reporting in Part II, Item 8, of this Annual Report on Form 10-K.

Auditor's Report Relating to Effectiveness of Internal Control over Financial Reporting

Please refer to the Report of Independent Registered Public Accounting Firm in Part II, Item 8, of this Annual Report on Form 10-K.

Changes in Internal Control over Financial Reporting

For the quarter ended December 31, 2023, there have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934) that, in the aggregate, have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. *Other Information.*

Certain of our officers have made, or may make, elections to participate in, or are participating in, the Company's stock investment option and dividend reinvestment available through the Company's 401(k) plan. In addition, certain of our officers and directors may from time to time make elections to have shares withheld to cover withholding taxes owed in connection with long-term incentive plan awards or to pay the exercise price of options or make standing elections to reinvest dividends received on our shares or long-term incentive plan awards held by them, which may be designed to satisfy the affirmative defense conditions of Rule 10b5-1 under the Exchange Act, or may constitute non-Rule 10b5–1 trading arrangements as defined in Item 408(c) of Regulation S-K.

Item 9C. *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.*

None.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance.(*)*

Item 11. *Executive Compensation.(*)*

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.(*)*

Item 13. *Certain Relationships and Related Transactions, and Director Independence.(*)*

Item 14. *Principal Accountant Fees and Services.(*)*

Our independent registered public accounting firm is Ernst & Young, LLP, Dallas, TX, Auditor Firm ID: 42.

*   The information required by Items 10, 11, 12, 13 and 14 is or will be set forth in the definitive proxy statement relating to the 2024 Annual Meeting of Stockholders of Upbound Group, Inc., which is to be filed with the SEC pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended. This definitive proxy statement relates to a meeting of stockholders involving the election of directors and the portions therefrom required to be set forth in this Form 10-K by Items 10, 11, 12, 13 and 14 are incorporated herein by reference pursuant to General Instruction G(3) to Form 10-K.

PART IV

Item 15. *Exhibits and Financial Statement Schedules.*

1. Financial Statements

The financial statements included in this report are listed in the Index to Financial Statements in Part II, Item 8, of this Annual Report on Form 10-K.

2. Financial Statement Schedules

Schedules for which provision is made in the applicable accounting regulations of the SEC are either not required under the related instructions or inapplicable.

3. Exhibits

Exhibit No.	Description

Articles of Incorporation and Bylaws

3.1   Certificate of Incorporation of the registrant, as amended (incorporated herein by reference to Exhibit 3.1 to the registrant's Current Report on Form 8-K dated as of December 31, 2002.)

3.2   Certificate of Amendment to the Certificate of Incorporation of the registrant, dated May 19, 2004 (incorporated herein by reference to Exhibit 3.2 to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004.)

3.3   Certificate of Amendment to the Certificate of Incorporation of the registrant, dated June 8, 2021 (incorporated herein by reference to Exhibit 3.1 to the registrant's Current Report on Form 8-K dated as of June 9, 2021.)

3.4   Certificate of Amendment to the Certificate of Incorporation of the registrant, dated February 21, 2023 (incorporated herein by reference to Exhibit 3.1 to the registrant's Current Report on Form 8-K dated as of February 23,2023.)

3.5   Amended and Restated Bylaws of the registrant (incorporated herein by reference to Exhibit 3.2 to the registrant's Current Report on Form 8-K dated as of February 23, 2023.)

3.6   Certificate of Designations of Series D Preferred Stock of the registrant (incorporated herein by reference to Exhibit 3.1 to the registrant's Current Report on Form 8-K dated as of March 29, 2017.)

Instruments Defining the Rights of Security Holders, Including Indentures

4.1   Description of the registrant's Common Stock (incorporated herein by reference to Exhibit 4.3 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2020.)

4.2   Form of Certificate evidencing Common Stock (incorporated herein by reference to Exhibit 4.6 to the registrant's Registration Statement on Form S-8 dated as of June 7, 2023.)

4.3   Indenture, dated as of February 17, 2021, by and between Radiant Funding SPV, LLC and Truist Bank (incorporated herein by reference to Exhibit 4.1 to the registrant's Current Report on Form 8-K dated as of February 17, 2021.)

Material Contracts

    Credit Agreements

10.1   Term Loan Guarantee and Collateral Agreement, dated as of August 5, 2019, between Rent-A-Center, Inc., its subsidiaries named as guarantors therein and JPMorgan Chase Bank, N.A., as administrative agent (incorporated herein by reference to Exhibit 10.44 to the registrant's Current Report on Form 10-Q for the quarter ended June 30, 2019.)

10.2	ABL Guarantee and Collateral Agreement, dated as of August 5, 2019, between Rent-A-Center, Inc., its subsidiaries named as guarantors therein and JPMorgan Chase Bank, N.A., as administrative agent (incorporated herein by reference to Exhibit 10.45 to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2019.)
10.3	ABL Credit Agreement dated as of February 17, 2021, among Rent-A-Center, Inc., as Borrower, the several lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent (Incorporated herein by reference to Exhibit 10.2 to the registrant's Current Report on Form 8-K dated as of February 17, 2021.)
10.4	Term Loan Credit Agreement dated as of February 17, 2021, among Rent-A-Center, Inc., as Borrower, the several lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent (Incorporated herein by reference to Exhibit 10.3 to the registrant's Current Report on Form 8-K dated as of February 17, 2021.)
10.5	First Amendment to Term Loan Credit Agreement, dated as of September 21, 2021, by and among Rent-A-Center, Inc., the other Loan Parties party thereto, the Lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent (incorporated herein by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K dated as of September 21, 2021.)
10.6	Second Amendment to Term Loan Credit Agreement, dated as of June 15, 2023, by and among Upbound Group, Inc. and JPMorgan Chase Bank, N.A., as administrative agent (incorporated herein by reference to Exhibit 10.2 to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2023.)
10.7	First Amendment to ABL Credit Agreement, dated as of August 10, 2022, by and among Rent-A-Center, Inc., the Lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent (incorporated herein by reference to Exhibit 10.1 to the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2022.)
	Certain Other Agreements
10.8	Master Confirmation Agreement, dated as of May 2, 2013, between Rent-A-Center, Inc. and Goldman Sachs & Co. (incorporated herein by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K dated as of May 2, 2013.)
10.9	Letter Agreement, dated May 25, 2018, by and among Rent-A-Center, Inc., Engaged Capital Flagship Master Fund, LP, Engaged Capital Co-Invest V, LP, Engaged Capital Co-Invest V-A, LP, Engaged Capital Flagship Fund, LP, Engaged Capital Flagship Fund, Ltd., Engaged Capital, LLC, Engaged Capital Holdings, LLC and Glenn W. Welling (incorporated herein by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K dated as of May 25, 2018.)
10.10	Agreement Containing Consent Order, dated February 21, 2020, by and between the Bureau of Competition and Rent-A-Center, Inc. (incorporated herein by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K dated as of February 21, 2020.)
10.11	Registration Rights Agreement, dated as of February 17, 2021, by and among Rent-A-Center, Inc. and certain former owners of Acima Holdings, LLC (incorporated herein by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K dated as of February 17, 2021.)

Management Contracts and Compensatory Plans or Arrangements

	Management Contracts and Director Compensation
10.12*	Form of Executive Transition Agreement entered into with management
10.13*	Form of Loyalty and Confidentiality Agreement entered into with management
10.14	CEO Employment Agreement, dated December 30, 2017, between Mitchell E. Fadel and Rent-A-Center, Inc. (incorporated herein by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K dated as of April 3, 2018.)
10.15	Amended and Restated Employment Agreement, entered into as of April 16, 2019, between Rent-A-Center, Inc. and Mitchell E. Fadel (incorporated herein by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K on April 16, 2019.)

10.16*   Summary of Director Compensation

Long-Term Incentive Plan

10.17   Amended and Restated Rent-A-Center, Inc. Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003.)

10.18   Form of Stock Option Agreement issuable to Directors pursuant to the Amended and Restated Rent-A-Center, Inc. Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10.20 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2004.)

10.19   Form of Stock Compensation Agreement issuable to management pursuant to the Amended and Restated Rent-A-Center, Inc. Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10.15 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2005.)

10.20   Form of Long-Term Incentive Cash Award issuable to management pursuant to the Amended and Restated Rent-A-Center, Inc. Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10.16 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2005.)

2006 Long-Term Incentive Plan

10.21   Rent-A-Center, Inc. 2006 Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10.17 to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006.)

10.22   Form of Stock Option Agreement issuable to management pursuant to the Rent-A-Center, Inc. 2006 Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10.18 to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006.)

10.23   Form of Long-Term Incentive Cash Award issuable to management pursuant to the Rent-A-Center, Inc. 2006 Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10.20 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2006.)

10.24   Form of Stock Compensation Agreement issuable to management pursuant to the Rent-A-Center, Inc. 2006 Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10.23 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2006.)

10.25   Form of Stock Option Agreement issuable to Directors pursuant to the Rent-A-Center, Inc. 2006 Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10.24 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2006.)

10.26   Form of Deferred Stock Unit Award Agreement issuable to Directors pursuant to the Rent-A-Center, Inc. 2006 Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10.23 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2010.)

2006 Equity Incentive Plan

10.27   Form of Stock Compensation Agreement issuable to management pursuant to the Rent-A-Center, Inc. 2006 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.19 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2006.)

10.28   Form of Stock Option Agreement issuable to management pursuant to the Rent-A-Center, Inc. 2006 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.22 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2006.)

10.29   Rent-A-Center, Inc. 2006 Equity Incentive Plan and Amendment (incorporated herein by reference to Exhibit 4.5 to the registrant's Registration Statement on Form S-8 dated as of January 4, 2007.)

2016 Long-Term Incentive Plan

10.30   Rent-A-Center, Inc. 2016 Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10.36 to the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2016.)

10.31   Form of Stock Option Agreement issuable to management pursuant to the Rent-A-Center, Inc. 2016 Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10.37 to the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2016.)

10.32	Form of Stock Compensation Agreement (RSU) issuable to management pursuant to the Rent-A-Center, Inc. 2016 Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10.38 to the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2016.)
10.33	Form of Stock Compensation Agreement (PSU) issuable to management pursuant to the Rent-A-Center, Inc. 2016 Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10.39 to the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2016.)

2021 Long-Term Incentive Plan

10.34	Form of Rent-A-Center, Inc. 2021 Long-Term Incentive Plan Restricted Stock Unit Award Agreement (incorporated herein by reference to Exhibit 10.2 to the registrant's Current Report on Form 8-K dated as of June 8, 2021)
10.35	Form of Rent-A-Center, Inc. 2021 Long-Term Incentive Plan Performance Stock Unit Award Agreement (incorporated herein by reference to Exhibit 10.3 to the registrant's Current Report on Form 8-K dated as of June 8, 2021)
10.36	Form of Rent-A-Center, Inc. 2021 Long-Term Incentive Plan Stock Option Award Agreement (incorporated herein by reference to Exhibit 10.4 to the registrant's Current Report on Form 8-K dated as of June 8, 2021)
10.37	Form of Rent-A-Center, Inc. 2021 Long-Term Incentive Plan Deferred Stock Unit Award Agreement (incorporated herein by reference to Exhibit 10.5 to the registrant's Current Report on Form 8-K dated as of June 8, 2021.)
10.38	Upbound Group, Inc. Amended 2021 Long Term Incentive Plan (incorporated herein by reference to Annex A of the registrant's Proxy Statement on Schedule 14A dated as of April 25, 2023)

Deferred Compensation and 401(k) Plans

10.39	Rent-A-Center, Inc. Non-Qualified Deferred Compensation Plan (incorporated herein by reference to Exhibit 10.28 to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007.)
10.40	Rent-A-Center, Inc. 401(k) Plan (incorporated herein by reference to Exhibit 10.30 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2008.)
10.41	Rent-A-Center East, Inc. Retirement Savings Plan for Puerto Rico Employees (Incorporated herein by reference to Exhibit 99.1 to the registrant's Registration Statement on Form S-8 dated as of January 28, 2011.)

Other Exhibits and Certifications

19*	Upbound Group, Inc. Insider Trading Policy
21.1*	Subsidiaries of Upbound Group, Inc.
23.1*	Consent of Ernst & Young LLP
31.1*	Certification pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934 implementing Section 302 of the Sarbanes-Oxley Act of 2002 by Mitchell Fadel
31.2*	Certification pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934 implementing Section 302 of the Sarbanes-Oxley Act of 2002 by Fahmi Karam
32.1*	Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 by Mitchell Fadel
32.2*	Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 by Fahmi Karam
97*	Clawback Policy for Recovery of Erroneously Awarded Incentive Base Compensation
101.INS*	XBRL Instance Document - The instance document does not appear in the interactive data files because its XBRL tags are embedded within the inline XBRL document
101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*   XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*   XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*   XBRL Taxonomy Extension Label Linkbase Document

101.PRE*   XBRL Taxonomy Extension Presentation Linkbase Document

104*   Cover page Interactive Data File (embedded within the inline XBRL document contained in Exhibit 101)

*   Filed herewith.

Item 16.   Form 10-K Summary.

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UPBOUND GROUP, INC.

By: /s/   MITCHELL E. FADEL
　　　　　　Mitchell E. Fadel
　　　　　Chief Executive Officer

Date: February 27, 2024

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the date indicated.

Signature	Title	Date
/s/ MITCHELL E. FADEL Mitchell E. Fadel	Chief Executive Officer and Director (Principal Executive Officer)	February 27, 2024
/s/ FAHMI W. KARAM Fahmi W. Karam	EVP, Chief Financial Officer (Principal Financial and Accounting Officer)	February 27, 2024
/s/ JEFFREY J. BROWN Jeffrey J. Brown	Director	February 27, 2024
/s/ CHRISTOPHER B. HETRICK Christopher B. Hetrick	Director	February 27, 2024
/s/ HAROLD LEWIS Harold Lewis	Director	February 27, 2024
/s/ GLENN P. MARINO Glenn P. Marino	Director	February 27, 2024
/s/ CAROL A. MCFATE Carol A. McFate	Director	February 27, 2024
/s/ JEN YOU Jen You	Director	February 27, 2024